24-16126

06040722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM 1-A

RECEIVED
JUN 29 2006
190

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

FARMERS & MERCHANTS BANCORP, INC.
(Exact Name of Issuer as Specified in Charter)

Missouri
(State or Other Jurisdiction of Incorporation or Organization)

505 Broadway, Hannibal, Missouri 63401, (573) 221-6425
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Issuer's Principal Executive Offices)

B. Stevens Plowman
505 Broadway
Hannibal, Missouri 63401
(573) 221-6425

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

Copies to:
John K. Pruellage, Esq.
Lewis, Rice & Fingersh, L.C.
500 North Broadway
St. Louis, Missouri 63102
(314) 444-7600

(Name, Address, Including Zip Code,
and Telephone Number, Including
Area Code, of Agent For Service)

6022	**43-0266005**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties

The following lists the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

Name	Business Address	Residential Address
Bayard Carson Plowman	505 Broadway Hannibal, Missouri 63401	20 Riverpoint Road Hannibal, Missouri 63401
Bayard Stevens Plowman	505 Broadway Hannibal, Missouri 63401	1864 Harrison Hill Hannibal, Missouri 63401
Michael J. Bukstein, M.D.	100 Medical Drive Hannibal, Missouri 63401	1101 Country Club Drive Hannibal, Missouri 63401
William H. Craigmiles	1920 Orchard Avenue Hannibal, Missouri 63401	10 Orchard Point Hannibal, Missouri 63401
Alvin E. (Spike) Ehrhardt	#7 Melgrove Hannibal, Missouri 63401	4212 West Ely Road Hannibal, Missouri 63401
Charles L. Hickman	1000 Center Street Hannibal, Missouri 63401	4912 Prospect Hannibal, Missouri 63401
Howard M. Hickman	101 W. Illinois Kirksville, Missouri 63501	2008 S. First Street Kirksville, Missouri 63501
John H. (Jack) Martin	16 Riverpoint Road Hannibal, Missouri 63401	16 Riverpoint Road Hannibal, Missouri 63401
Paul Richards	100 N. Sixth Street Hannibal, Missouri 63401	26 Hamlin Heights Hannibal, Missouri 63401

(b) The issuer's officers:

Name	Business Address	Residential Address
Bayard Stevens Plowman	505 Broadway Hannibal, Missouri 63401	1864 Harrison Hill Hannibal, Missouri 63401
Frank W. DiTillo	505 Broadway Hannibal, Missouri 63401	4211 Deer Run Lane Hannibal, Missouri 63401
William J. Mowen	505 Broadway Hannibal, Missouri 63401	1198 N 425th Avenue Payson, Illinois 62360
Carl C. Watson	505 Broadway Hannibal, Missouri 63401	499 Head Lane, Apt. 4 Hannibal, Missouri 63401
Tamara S. Reed	505 Broadway Hannibal, Missouri 63401	7610 County Road 424 Hannibal, Missouri 63401
Frank J. Crowe	505 Broadway Hannibal, Missouri 63401	5889 County Road 439 Hannibal, Missouri 63401
April D. Baldwin	505 Broadway Hannibal, Missouri 63401	703 Huckleberry Heights Hannibal, Missouri 63401
Joy McPike	505 Broadway Hannibal, Missouri 63401	2200 Hope Street Hannibal, Missouri 63401
Michael Wray	505 Broadway Hannibal, Missouri 63401	2628 Cherry Quincy, Illinois 62301
Susan Wathen	505 Broadway Hannibal, Missouri 63401	4018 Edgewood Road Hannibal, Missouri 63401
Charles Schafer	505 Broadway Hannibal, Missouri 63401	611 Big Bend Drive Wentzville, Missouri 63385
Donna Heiser	505 Broadway Hannibal, Missouri 63401	1001 Center Avenue Hannibal, Missouri 63401
Tillie Allen	505 Broadway Hannibal, Missouri 63401	901 Pine Street Hannibal, Missouri 63401
Brigid Jones	505 Broadway Hannibal, Missouri 63401	927 Prairie Sky Way O'Fallon, Missouri 63368

(c) The issuer's general partners: Not applicable.

(d) Record owners of five percent or more of any class of the issuer's equity securities:

SHAREHOLDER NAME	BUSINESS ADDRESS	RESIDENTIAL ADDRESS
Benjamin Hawkins Hickman Revocable Trust	POB 898 Kirksville, Missouri 63501	N/A
Shirley E. Hickman Trust	PO Drawer J Kirksville, Missouri 63501	N/A
Bayard Carson Plowman Revocable Trust	20 Riverpoint Road Hannibal, Missouri 63401	N/A
George H. Riedel Trust	505 Broadway Hannibal, Missouri 63401	N/A

(e) Beneficial owners of five percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Benjamin H. Hickman, Trustee of the Benjamin Hawkins Hickman Revocable Trust	POB 898 Kirksville, Missouri 63501	Benjamin H. Hickman 18797 Concord Road Kirksville, Missouri 63501
Howard Hickman, Trustee of the Shirley E. Hickman Trust	PO Drawer J Kirksville, Missouri 63501	Howard Hickman 2008 S. First Street Kirksville, Missouri 63501
Bayard Stevens Plowman, Trustee of the Bayard Carlson Plowman Revocable Trust	20 Riverpoint Road Hannibal, Missouri 63401	Bayard Stevens Plowman 1864 Harrison Hill Hannibal, Missouri 63401
Farmers & Merchants Bank and Trust Company, Trustee of the George H. Riedel Trust[1]	505 Broadway Hannibal, Missouri 63401	Charles L. Hickman, Chairman, Trust Committee, Farmers & Merchants Bank and Trust Company[2] 4912 Prospect Hannibal, Missouri 63401

(f) Promoters of the issuer: Not applicable.

(g) Affiliates of the issuer:

Name	Address
Bayard C. Plowman	20 Riverpoint Road Hannibal, Missouri 64401

[1] The George H. Riedel Trust is a private foundation that serves the people of Hannibal, Missouri.

[2] Farmers & Merchants Bank and Trust Company's Board of Directors has delegated to its Trust Committee the authority to act on behalf of Farmers & Merchants Bank and Trust Company with respect to those trusts for which Farmers & Merchants Bank and Trust Company is the trustee. The Trust Committee is composed of six directors of Farmers & Merchants Bank and Trust Company, and Charles L. Hickman is chairman of that committee.

Bayard Stevens Plowman	1864 Harrison Hill Hannibal, Missouri 63401
Michael J. Bukstein, M.D.	1101 Country Club Drive Hannibal, Missouri 63401
William H. Craigmiles	10 Orchard Point Hannibal, Missouri 63401
Alvin E. (Spike) Ehrhardt	4212 West Ely Road Hannibal, Missouri 63401
Charles L. Hickman	4912 Prospect Hannibal, Missouri 63401
Howard M. Hickman	2008 S. First Street Kirksville, Missouri 63501
John H. (Jack) Martin	16 Riverpoint Road Hannibal, Missouri 63401
Paul Richards	26 Hamlin Heights Hannibal, Missouri 63401
Frank W. DiTillo	4211 Deer Run Lane Hannibal, Missouri 63401
William J. Mowen	1198 N. 425th Avenue Payson, Illinois 62360
Carl C. Watson	499 Head Lane, Apt. 4 Hannibal, Missouri 63401
Tamara S. Reed	7610 County Road 424 Hannibal, Missouri 63401
Frank J. Crowe	5889 County Road 439 Hannibal, Missouri 63401
April D. Baldwin	703 Huckleberry Heights Hannibal, Missouri 63401
Joy McPike	2200 Hope Street Hannibal, Missouri 63401
Michael Wray	2628 Cherry Quincy, Illinois 62301
Susan Wathen	4018 Edgewood Road Hannibal, Missouri 63401

Charles Schafer	611 Big Bend Drive Wentzville, Missouri 63385
Donna Heiser	1001 Center Avenue Hannibal, Missouri 63401
Tillie Allen	901 Pine Street Hannibal, Missouri 63401
Brigid Jones	927 Prairie Sky Way O'Fallon, Missouri 63368
Benjamin Hawkins Hickman Revocable Trust	POB 898 Kirksville, Missouri 63501
Shirley E. Hickman Trust	PO Drawer J Kirksville, Missouri 63501
Bayard Carson Plowman Revocable Trust	20 Riverpoint Road Hannibal, Missouri 63401
George H. Riedel Trust	505 Broadway Hannibal, Missouri 63401
Benjamin H. Hickman, Trustee of the Benjamin Hawkins Hickman Revocable Trust	POB 898 Kirksville, Missouri 63501
Howard Hickman, Trustee of the Shirley E. Hickman Trust	PO Drawer J Kirksville, Missouri 63501
Bayard Stevens Plowman, Trustee of the Bayard Carlson Plowman Revocable Trust	20 Riverpoint Road Hannibal, Missouri 63401
Farmers & Merchants Bank and Trust Company, Trustee of the George H. Riedel Trust	505 Broadway Hannibal, Missouri 63401
Farmers & Merchants Bank & Trust Company	505 Broadway Hannibal, Missouri 63401
F&M Financial Services Company, Inc.	515 Broadway Hannibal, Missouri 63401

(h) Counsel to the issuer:

Name	Business Address	Residential Address
John K. Pruellage, Esq.	Lewis, Rice & Fingersh, L.C. 500 N. Broadway, Suite 2000 St. Louis, Missouri 63102	5 Glen Creek Lane St. Louis, Missouri 63124

(i) Each underwriter with respect to the proposed offering: Not applicable.

(j) The underwriter's directors: Not applicable.

(k) The underwriter's officers: Not applicable.

(l) The underwriter's general partners: Not applicable.

(m) Counsel to the underwriter: Not applicable.

Item 2. Application of Rule 262.

None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities Are to be Offered.

(a) The securities will be not be offered by underwriters, dealers or brokers.

(b) The securities will be offered to the shareholders of MCM Savings Bank, F.S.B. ("***MCM***") in conjunction with the proposed merger of a newly created wholly-owned subsidiary of the issuer with and into MCM pursuant to that certain Agreement and Plan of Reorganization, dated as of May, 25, 2005, by and between issuer and MCM. The shareholders of MCM reside in the States of Arizona, Arkansas, California, Florida, Georgia, Illinois, Indiana, Iowa, Missouri, Nebraska, New York, North Carolina, Ohio, Oregon, Pennsylvania, Texas and Washington. The securities will not be registered in such states because an exemption from registration under relevant state law is available in each state. The securities will be offered pursuant to the joint proxy statement/offering circular set forth in Part II hereof which will be mailed to each shareholder of FMB and MCM.

The exemptions upon which FMB plans to rely can be found at the following citations: Ariz. Rev. Stat. § 44-1844(A)(6); Ark. Reg. § 504.01(A)(12)(g); Cal. Corp. Code § 25103(c); Fla. Stat. Ann. § 517.061(9); Ga. Code Ann. § 10-5-9(12); 18 Ill. Comp. Stat. 5/4(I); Ind. Code § 23-2-1-2(b)(15); Iowa Code § 502.202(18); Mo. Rev. Stat. § 409.2-202(18); Neb. Rev. Stat. § 8-1111(14); N.Y. Gen. Bus. Law § 352-b; N.C. Gen. Stat. § 78A-17(18); Ohio Rev. Code Ann. § 1707.03(U)(b); Or. Rev. Stat. § 59.035(13); 70 Pa. Cons. Stat. § 1-203(o); Tex. Code Ann. § 581-5(G)(a); and Wash. Rev. Code § 21.20.320(14). Each of these exemptions (other than the New York provision cited above) addresses securities offered in the context of a merger. The New York provision cited above requires the registration of those persons offering securities in the State of New York. None of these exemptions prohibits the use of a general solicitation document.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

Item 6. Other Present or Proposed Offerings.

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

(a) Neither the issuer nor any person named in response to Item 1 above knows of any arrangements made for any of the following purposes:

1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

2. To stabilize the market for any of the securities to be offered;

3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of his or her participation.

(b) Not applicable; no underwriters will participate in the offering of securities covered by this Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

No expert named in this offering statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document.

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II
OFFERING CIRCULAR

JOINT PROXY STATEMENT/OFFERING CIRCULAR

Farmers & Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401
(573) 221-6425

MCM Savings Bank, F.S.B.
228 Broadway
Hannibal, Missouri 63401
(573) 221-0893

198,587 shares of common stock of Farmers & Merchants Bancorp, Inc.

Farmers & Merchants Bancorp, Inc., referred to as FMB, and MCM Savings Bank, F.S.B., referred to as MCM, have each agreed to a merger to be effected by combining their respective businesses through a corporate reorganization. This joint proxy statement/offering circular is being delivered to shareholders of FMB and MCM in conjunction with the solicitation of proxies by the board of directors of each of FMB and MCM for use at a special meeting of shareholders of each of FMB and MCM to vote on the reorganization. The reorganization will occur in five steps.

- First, FMB will conduct a six-for-one stock split (we refer to such transaction as the FMB Stock Split).
- Second, MCM will declare and pay a cash dividend to reduce MCM's book value to $4.9 million (we refer to such transaction as the MCM Dividend).
- Third, a newly created subsidiary of FMB, which we refer to as FMB merger sub, will merge with and into MCM, with MCM continuing as a wholly-owned subsidiary of FMB (we refer to such transaction as the MCM Merger).
- Fourth, with FMB then having but not needing two banking subsidiaries, FMB's current subsidiary bank, Farmers & Merchants Bank and Trust Company, which we refer to as FMB Bank, will merge with and into Corn Belt Bank and Trust Company, an unaffiliated financial institution which we refer to as Corn Belt Bank (we refer to such transaction as the FMB Bank Merger), and Corn Belt Bank will deposit the purchase price for FMB Bank and a $250,000 premium into escrow.
- Finally, on the day after the FMB Bank Merger, MCM will acquire from Corn Belt Bank all of the assets and liabilities of FMB Bank, except for its charter, as they existed immediately prior to the FMB Bank Merger, and FMB will return to Corn Belt Bank the purchase price it paid in the FMB Bank Merger but will retain the $250,000 premium Corn Belt Bank paid (we refer to such transaction as the Purchase and Assumption).

As a result of the reorganization, FMB will be a savings and loan holding company with MCM as its sole depository subsidiary institution. MCM will have in addition to all of the assets and liabilities of MCM all of the assets and liabilities of FMB Bank except the FMB Bank charter, which FMB Bank will sell to Corn Belt Bank in the FMB Bank Merger. MCM will change its name to F&M Bank and Trust Company upon the completion of the reorganization.

In the MCM Merger, each outstanding share of MCM common stock (other than shares held by an MCM shareholder who properly exercises his or her dissenters' rights and shares held by FMB) will be converted into the right to receive 1.1 shares of FMB common stock, and each outstanding share of FMB common stock will remain outstanding and be unaffected by the MCM Merger. After the MCM Merger, each outstanding share of FMB common stock will remain issued and outstanding and be unaffected by the FMB Bank Merger and the Purchase and Assumption. The FMB common stock is described beginning on page 141. Both FMB shareholders and MCM shareholders may dissent from the MCM Merger and obtain cash for their shares of FMB common stock or MCM common stock, respectively. As of December 31, 2005 and giving effect to the FMB Stock Split and the MCM Dividend, each share of FMB common stock had a book value of $25.52, and each share of MCM common stock had a book value of $26.83.

For a discussion of certain risk factors that you should consider in evaluating the reorganization, see "Risk Factors" beginning on page 19.

	Price to Public[1]	Underwriting Discounts and Commissions[2]	Proceeds to FMB[3]
Per share of common stock	N/A	N/A	N/A
Total	N/A	N/A	N/A

1. The maximum number of shares of FMB common stock to be issued as a result of the MCM Merger is 198,587. As of December 31, 2005, the book value per share of MCM stock is estimated at $26.65 after giving effect to the MCM Dividend.
2. No underwriter is involved in this transaction.
3. Only FMB common stock, and not any cash or other form of consideration other than cash in lieu of fractional shares, will be issued in exchange for the MCM common stock in the MCM Merger.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

This joint proxy statement/offering circular is dated July 10, 2006 and first is being sent to shareholders on July 14, 2006.

The securities offered are not savings accounts or deposits and are not insured by the federal deposit insurance corporation or any other governmental agency or otherwise.

No statement contained in this joint proxy statement/offering circular modifies, supplements or construes in any way the provisions of any of the documents referred to herein. Any statement made in this joint proxy statement/offering circular with respect to any such document is qualified by reference to the text of that document.

We have provided financial information contained herein to assist in an evaluation of the merits and risks associated with the reorganization. The financial information contained herein should not be relied upon as an accurate representation of the future results of FMB or MCM.

You are not to construe the contents of this joint proxy statement/offering circular or any prior or subsequent communications from any FMB or MCM representatives, as the case may be, as investment, legal or tax advice. You should consult your own counsel, accountant or other professional advisors as to legal, tax and other related matters concerning your investment.

FMB has filed with the Securities and Exchange Commission an Offering Statement on Form 1-A under Regulation A of the rules and regulations under the Securities Act of 1933 in connection with the shares it is offering in the MCM Merger. This joint proxy statement/offering circular omits certain information contained in the Offering Statement and reference is hereby made to the Offering Statement and exhibits thereto for further information about FMB and its common stock. Copies of all or any part of the Offering Statement may be obtained from the Commission's Public Reference Room, 100 F Street, N.W., Washington, DC 20549 upon payment of the prescribed fees.

FARMERS & MERCHANTS BANCORP, INC.
505 Broadway
Hannibal, Missouri 63401
(573) 221-6425

NOTICE
OF
SPECIAL MEETING OF STOCKHOLDERS
August 14, 2006

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Farmers & Merchants Bancorp, Inc. ("FMB"), will be held at the Hannibal Country Club, 1200 Country Club Drive, Hannibal, Missouri, on August 14, 2006 at 9:00 a.m.

A Proxy Card for the Special Meeting is enclosed.

The Special Meeting is for the purpose of considering and acting upon the following business:

1. To consider and vote upon a proposal to amend FMB's articles of incorporation to increase the number of authorized shares of common stock from 400,000 to 800,000 and the number of authorized shares of all classes of stock from 500,000 to 900,000;

2. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization dated as of May 25, 2005, by and between FMB and MCM Savings Bank, F.S.B., including the related Agreement and Plan of Merger;

3. To consider and vote on a proposal to authorize the Board of Directors to adjourn the Special Meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the Special Meeting, in person or by proxy, to approve the amendment to the articles of incorporation and the Agreement and Plan of Reorganization; and

4. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

Any action may be taken on any one of the foregoing proposals at the Special Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Special Meeting may be adjourned. Stockholders of record at the close of business on July 10, 2006 are the stockholders entitled to vote at the Special Meeting and any adjournments thereof.

You are requested to fill in and sign the enclosed Proxy Card, which is solicited by the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.

BY ORDER OF THE BOARD OF DIRECTORS

CARL C. WATSON
SECRETARY

Hannibal, Missouri
July 14, 2006

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE FMB THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO INSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

MCM SAVINGS BANK, F.S.B.
228 Broadway
Hannibal, Missouri 63401
(573) 221-0893

NOTICE
OF
SPECIAL MEETING OF STOCKHOLDERS
August 14, 2006

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of MCM Savings Bank, F.S.B. ("MCM"), will be held at the Hannibal Country Club, 1200 Country Club Drive, Hannibal, Missouri, on August 14, 2006 at 10:00 a.m.

A Proxy Card and a Joint Proxy Statement/Offering Circular for the Special Meeting are enclosed.

The Special Meeting is for the purpose of considering and acting upon the following business:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization dated as of May 25, 2005, by and between MCM and Farmers & Merchants Bancorp, Inc. ("FMB"), including the related Agreement and Plan of Merger of FMB Interim Federal Savings Bank with and into MCM Savings Bank, F.S.B., pursuant to which MCM and FMB will engage in a merger of equals, as more particularly described in the enclosed Joint Proxy Statement/Offering Circular. In the merger, each outstanding share of MCM common stock will be converted into the right to receive 1.1 shares of FMB common stock;

2. To consider and vote on a proposal to authorize the Board of Directors to adjourn the Special Meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the Special Meeting, in person or by proxy, to approve the Agreement and Plan of Reorganization; and

3. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof.

MCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MCM STOCKHOLDERS VOTE "FOR" THE PROPOSALS LISTED ABOVE.

NOTE: The Board of Directors is not aware of any other business to come before the Special Meeting.

Any action may be taken on any one of the foregoing proposals at the Special Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Special Meeting may be adjourned. Stockholders of record at the close of business on July 10, 2006 are the stockholders entitled to vote at the Special Meeting and any adjournments thereof.

You are requested to fill in and sign the enclosed Proxy Card, which is solicited by the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.

The merger of MCM and FMB involves some risks. You should carefully consider the risk factors beginning on page 19.

If the Agreement and Plan of Reorganization is approved and the merger is completed, you will have the right to dissent from the merger and obtain payment in cash of the "fair value" of your shares of MCM common stock. Your right to dissent is conditioned upon your compliance with Office of Thrift Supervision regulations regarding dissenters' rights. The full text of these statutes is attached as Appendix D to the accompanying Joint Proxy Statement/Offering Circular and a summary of the provisions can be found under the caption "Proposal to Approve the Reorganization – Dissenters' Rights of MCM Shareholders."

BY ORDER OF THE BOARD OF DIRECTORS

ANNE M. SHARKEY
SECRETARY

Hannibal, Missouri
July 14, 2006

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE MCM THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO INSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

Table of Contents

APPENDICES

E. Proposed Articles of Incorporation of Farmers & Merchants Bancorp, Inc.

F. Bylaws of Farmers & Merchants Bancorp, Inc.

G. Agreement and Plan of Merger, dated as of September 6, 2005, by and among Corn Belt Bank and Trust Company, Farmers & Merchants Bancorp, Inc., and MCM Savings Bank, F.S.B., and First Amendment to Agreement and Plan of Merger dated as of March 30, 2006

H. Purchase and Assumption Agreement, dated as of September 6, 2005, by and among Corn Belt Bank and Trust Company, Farmers & Merchants Bancorp, Inc., and MCM Savings Bank, F.S.B.

SUMMARY

The following summary highlights selected information from this document and may not contain all of the information that is important to you. To better understand the reorganization, we urge you to read this entire document carefully, including the appendices and the enclosures.

All information contained in this joint proxy statement/offering circular relating to FMB and its subsidiaries has been supplied by FMB and all information relating to MCM has been supplied by MCM.

The Parties

FMB

FMB is the bank holding company for FMB Bank. At December 31, 2005, FMB had consolidated total assets of $89.6 million, consolidated net loans of $66.9 million, consolidated total deposits of $72.0 million and consolidated total shareholders' equity of $9.2 million.

FMB's sole business is the ownership and operation of FMB Bank. FMB Bank is engaged in the general banking business of accepting funds for deposit and making loans. FMB Bank, through its trust department, provides a broad range of fiduciary services, including estate administration, escrow agency and service as a fiduciary under employee benefit plans. FMB Bank conducts its business through its main office and two branch offices located in Hannibal, Missouri and loan production offices in O'Fallon, Missouri and in Quincy, Illinois. F&M Financial Services Company, Inc., which we refer to as F&M Financial, is a wholly-owned subsidiary of FMB Bank that offers investment products (including mutual funds and annuities) from its Hannibal, Missouri office and from its O'Fallon, Missouri office.

MCM

MCM is a federal savings association. At December 31, 2005, MCM had consolidated total assets of $79.3 million, consolidated net loans of $43.7 million, consolidated total deposits of $54.7 million and consolidated total shareholders' equity of $5.1 million.

MCM's primary business is attracting deposits from the general public together with other sources of funds and investing those funds in loans for the purchase and construction of one-to-four family residential real estate located primarily in Hannibal, Missouri and surrounding areas, as well as investment securities and mortgage-backed securities. MCM conducts its business through its main office in Hannibal, Missouri and branch offices located in Monroe City, Bowling Green, Shelbina and Palmyra, Missouri.

Structure of Reorganization

FMB and MCM have agreed to combine their respective businesses through a corporate reorganization. The reorganization will occur in five steps:

(1) FMB will conduct a six-for-one stock split;

(2) MCM will declare and pay a cash dividend to decrease MCM's book value to $4.9 million (the amount of such dividend is estimated to be $1.05 per share as of December

31, 2005, but this amount is subject to change based upon MCM's earnings between December 31, 2005 and the closing);

(3) FMB merger sub will merge with and into MCM and as a result of the MCM Merger MCM will become a wholly-owned subsidiary of FMB;

(4) with FMB then having but not needing two depository subsidiary institutions, FMB Bank will merge with and into Corn Belt Bank and as a result of the FMB Bank Merger MCM will be the only depository subsidiary institution of FMB; and

(5) on the day following the FMB Bank Merger MCM will acquire from Corn Belt Bank all of the assets and liabilities of FMB Bank (except its charter) as they existed immediately prior to the FMB Bank Merger, and FMB will retain the $250,000 premium paid by Corn Belt Bank in the FMB Bank Merger.

Upon completion of the reorganization, FMB will be a savings and loan holding company with MCM as its sole depository subsidiary institution. MCM will be a federal savings association with all of its own assets and liabilities and all of the assets and liabilities of FMB Bank, except the FMB Bank charter, which FMB Bank will sell to Corn Belt Bank in the FMB Bank Merger. MCM will change its name to F&M Bank and Trust Company following completion of the reorganization.

FMB Bank has decided to sell its charter to Corn Belt Bank because upon completion of the reorganization, F&M Bank and Trust Company will be able to operate under its federal savings association charter, and FMB Bank's state bank charter therefore will not be needed by FMB to operate a depository institution. FMB will retain the $250,000 premium paid by Corn Belt Bank to defray costs for professional services incurred by FMB and MCM in the reorganization.

Operations After Reorganization

Upon completion of the reorganization, F&M Bank and Trust Company will focus upon:

(1) efficiently integrating the human resources of FMB and MCM;

(2) eliminating functional overlaps that exist due to the combination of similar functions previously performed separately at FMB and MCM;

(3) taking advantage of cost savings that can be achieved through the consolidation of services and products previously offered separately by FMB and MCM;

(4) increasing the products and services offered at F&M Bank and Trust Company's Quincy, Illinois office and O'Fallon, Missouri office (including offering full deposit services at those offices); and

(5) increasing the growth of certain branches previously operated by MCM that historically have not achieved the growth MCM desired

Reorganization Consideration

At the effective time of the MCM Merger, each outstanding share of MCM common stock (other than shares for which dissenters' rights have been perfected or shares owned by FMB) will be converted into 1.1 shares of FMB common stock, which we refer to as the exchange ratio. No fractional shares of FMB common stock will be issued in the MCM Merger. Rather, holders of MCM common stock who otherwise would be entitled to a fractional share interest (after taking into account all shares of MCM common stock held by such holder) will be paid an amount equal to the product of such fractional share interest and $26.06.

After the MCM Merger, each outstanding share of FMB common stock will remain issued and outstanding and be unaffected by the FMB Merger and the Purchase and Assumption.

The FMB Special Meeting

Date, Time and Place

The FMB board of directors has called a special meeting of its shareholders to vote on the reorganization. The FMB special meeting will be held on August 14, 2006, at 9:00 a.m., local time, at the Hannibal Country Club, 1200 Country Club Drive, Hannibal, Missouri.

Matters to be Considered

At the FMB special meeting, holders of FMB common stock will be asked to consider and vote upon:

(1) a proposal to amend FMB's articles of incorporation to increase the number of authorized shares of common stock from 400,000 to 800,000 and the number of authorized shares of all classes of stock from 500,000 to 900,000 so that FMB has enough shares to issue in the FMB Stock Split and to issue to the MCM shareholders in the MCM Merger (to be approved the proposal requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon);

(2) a proposal to approve the Agreement and Plan of Reorganization entered into between FMB and MCM, dated as of May 25, 2005, which we refer to as the Reorganization Agreement, and the reorganization (to be approved the proposal requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon);

(3) a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes at the special meeting, in person or by proxy, to approve the proposals listed in (1) and (2) above (to be approved the proposal requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon); and

(4) the transaction of any other business as may properly come before the special meeting or any adjournment or postponement.

Record Date

The record date for the FMB special meeting is July 10, 2006. Only the holders of record of outstanding shares of FMB common stock on the record date are entitled to notice of and to vote at the FMB special meeting.

Vote Required to Approve the Amendment and the Reorganization

The presence, in person or by proxy, of a majority of the outstanding shares of FMB common stock entitled to vote as of the record date is necessary to constitute a quorum at the FMB special meeting. Approval of the matters to be considered at the FMB special meeting will require the affirmative vote of a majority of the outstanding shares of FMB common stock entitled to vote thereon.

Holders of FMB common stock will be entitled to one vote per share. The failure to submit a proxy card (or to vote in person at the FMB special meeting) and the abstention from voting at the FMB special meeting will have the same effect as a vote against the matters to be considered at the FMB special meeting.

FMB's directors and executive officers, each in their capacity as a shareholder of FMB, have entered into a voting agreement with MCM, which we refer to as the FMB voting agreement, to vote all shares of FMB common stock over which they exercise sole voting power in favor of the Reorganization Agreement and reorganization. As of May 31, 2006, directors and executive officers of FMB beneficially owned 16,388 shares of FMB common stock, representing 27% of the outstanding shares of the FMB common stock outstanding on that date.

Revocation of Proxies

For FMB shareholders, a proxy to vote at the FMB special meeting accompanies this joint proxy statement/offering circular. Any proxy given pursuant to this solicitation may be revoked by the grantor thereof at any time prior to the voting of such proxy at the FMB special meeting by filing with the secretary of FMB a written revocation or a duly executed proxy bearing a later date. A holder of FMB common stock may withdraw his or her proxy at the FMB special meeting at any time before it is exercised by electing to vote in person, but attendance at the FMB special meeting will not in and of itself constitute a revocation of the proxy.

The MCM Special Meeting

Date, Time and Place

The MCM board of directors also has called a special meeting of its shareholders to vote on the reorganization. The MCM special meeting will be held on August 14, 2006, at 10:00 a.m., local time, at the Hannibal Country Club, 1200 Country Club Drive, Hannibal, Missouri.

Matters to be Considered

At the MCM special meeting, holders of MCM common stock will be asked to consider and vote upon:

(1) a proposal to approve the Reorganization Agreement, which includes the Agreement and Plan of Merger of FMB Interim Federal Savings Bank with and into MCM Savings Bank, F.S.B., and joined in by FMB, which we refer to as the MCM Merger Agreement, and the MCM Merger (to be approved the proposal requires the affirmative vote of two-thirds of the outstanding shares entitled to vote at the special meeting);

(2) a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes at the special meeting, in person or by proxy, to approve the proposals listed in (1) above (to be approved the proposal requires the affirmative vote of the holders of at least a majority of the shares of MCM common stock represented and entitled to vote at the special meeting); and

(3) the transaction of any other business as may properly come before the special meeting or the adjournment or postponement thereof.

Record Date

The record date for the MCM special meeting is July 10, 2006. Only the holders of record of outstanding shares of MCM common stock on the record date are entitled to notice of and to vote at the MCM special meeting.

Vote Required to Approve the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger

The presence, in person or by proxy, of a majority of the outstanding shares of MCM common stock entitled to vote as of the record date is necessary to constitute a quorum at the MCM special meeting. Approval of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger will require the affirmative vote of two-thirds of the outstanding shares of MCM common stock entitled to vote thereon.

Holders of MCM common stock will be entitled to one vote per share. The failure to submit a proxy card (or to vote in person at the MCM special meeting) and the abstention from voting at the MCM special meeting will have the same effect as a vote against approval of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger.

MCM's directors and executive officers, each in their capacity as a shareholder of MCM, have entered into a voting agreement with FMB, which we refer to as the MCM voting agreement, to vote all shares of MCM common stock over which they exercise sole voting power in favor of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger. As of May 31, 2006, directors and executive officers of MCM beneficially owned 62,725 shares of MCM common stock, representing approximately 34% of the outstanding shares of the MCM common stock outstanding on that date.

As of May 31, 2006, the MCM Savings Bank Employee Stock Ownership Plan, which we refer to as the MCM ESOP, beneficially owned 14,179 shares of MCM common stock, representing approximately 8% of the shares of MCM common stock outstanding on that date. Each participant in the MCM ESOP may direct the MCM ESOP trustees how to vote the shares of common stock allocated to their MCM ESOP account.

Revocation of Proxies

For MCM shareholders, a proxy to vote at the MCM special meeting accompanies this joint proxy statement/offering circular. Any proxy given pursuant to this solicitation may be revoked by the grantor thereof at any time prior to the voting of such proxy at the MCM special meeting by filing with the secretary of MCM a written revocation or a duly executed proxy bearing a later date. A holder of MCM common stock may withdraw his or her proxy at the MCM special meeting at any time before it is exercised by electing to vote in person, but attendance at the MCM special meeting will not in and of itself constitute a revocation of the proxy.

Limits on the Consideration Received in the Offering of FMB Common Stock

The offering of FMB's common stock is being undertaken pursuant to an exemption from the registrations requirements under the federal securities laws. This exemption, known as "Regulation A," is available only if the sum of all cash and other consideration that we may receive for the securities offered ("aggregate offering price") does not exceed $5,000,000 less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A. FMB and MCM believe that the value of MCM stock established by them in the Reorganization Agreement satisfies the requirements of Regulation A. In the Reorganization Agreement, the parties determined that the value of MCM's common stock (i.e., the value of the consideration to be received by FMB for the issuance of its own common stock) would be the book value per share of that stock after MCM's payment of a cash dividend to its shareholders. FMB and MCM believe that book value is an accepted methodology for determining the value of a community-based financial institution, such as MCM, whose stock is not actively traded or listed on an exchange or quotation system.

There may, however, be valuations other than the valuations described above that result in the transactions contemplated by the Reorganization Agreement exceeding the Regulation A limitations. For example, in the Unaudited Pro Forma Combined Consolidated Financial Statements prepared in connection with the reorganization, the total cost to FMB of the reorganization is currently estimated to be $5,205,000. That amount also may be viewed as the estimated value of MCM. Further, there may be valuations other than the valuations described above that result in the transactions contemplated by the Reorganization Agreement exceeding the Regulation A limitations.

It is possible, however, that the U.S. Securities and Exchange Commission, which we refer to as the SEC, or a person who acquires FMB common stock in the offering could claim that the aggregate offering price exceeded the $5,000,000 limitation. If a claim of a violation of the Regulation A limitation were made and ultimately proved successful, FMB would be liable to the persons who acquired stock in the offering for rescission of the sale of FMB common stock. The applicable limitation period for the bringing of any such possible claim generally is one year after the violation upon which the claim is based and three years after the sale was bona fide offered to the public. Further, if it is determined that FMB offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators such as the SEC could impose monetary fines or other sanctions as provided under these laws. If such a claim were to be made in the future and proved successful and FMB ultimately was required to rescind one or more purchases and sales of its common stock being offering under this Offering Circular or to pay administrative fines or other penalties, it could have a material adverse effect on FMB's financial condition and results of operations due to the costs to FMB to purchase the shares of stock issued in connection with the reorganization and the time and effort that FMB's management would be required to expend in addressing the claims.

The Reorganization Agreement

The following is a summary of other sections of the Reorganization Agreement. The Reorganization Agreement is attached as <u>Appendix A</u>.

FMB's Conditions to the MCM Merger

FMB's obligations under the Reorganization Agreement are subject to the satisfaction or waiver by FMB of the following conditions:

- the representations and warranties of MCM must be true and correct as of the closing date of the MCM Merger;
- MCM must satisfy all of its material obligations and agreements prior to the closing date of the MCM Merger;
- no court order preventing the MCM Merger may be pending or in the process of being sought, and there may be no action, statute or regulation that deems the MCM Merger illegal;
- all regulatory approvals must be received (including those approvals required for the FMB Bank Merger), and none may include conditions that FMB determines would materially adversely impact the economic or business benefits of the transaction;
- FMB shareholders must approve the Reorganization Agreement;
- FMB must receive all documents required to be received from MCM prior to the closing date;
- no stop order or proceedings suspending the qualification of this joint proxy statement/offering circular may be in effect, pending or threatened by the Securities and Exchange Commission, which we refer to as the SEC, or any state agency;
- FMB must receive an opinion from its counsel that the MCM Merger will qualify as a tax-free reorganization for federal income tax purposes;
- the shareholders of FMB and MCM who have timely notified FMB or MCM of their intent to exercise dissenters' rights must not hold shares of FMB common stock or MCM common stock that in the aggregate and giving effect to the conversion of MCM common stock to FMB common stock in the MCM Merger would represent more than 10% of the number of shares of FMB common stock that would be outstanding immediately after the MCM Merger; and
- all necessary regulatory approvals and consents required for the FMB Bank Merger and the Purchase and Assumption must be obtained and all waiting periods in respect thereof must have expired and no regulatory approval may have imposed a burdensome condition and all other conditions to the consummation of such agreements must have been satisfied.

MCM's Conditions to the MCM Merger

MCM's obligations under the Reorganization Agreement are subject to the satisfaction or waiver by MCM of the following conditions:

- the representations and warranties of FMB must be true and correct as of the closing date of the MCM Merger;

- FMB must satisfy all of its material obligations and agreements prior to the closing date of the MCM Merger;

- no court order preventing the MCM Merger may be pending or in the process of being sought, and there may be no action, statute or regulation that deems the MCM Merger illegal;

- all regulatory approvals must be received (including those approvals required for the FMB Bank Merger), and none may include conditions that MCM determines would materially adversely impact the economic or business benefits of the transaction;

- FMB and MCM shareholders must approve the Reorganization Agreement;

- MCM must receive all documents required to be received from FMB and FMB merger sub prior to the closing date;

- no stop order or proceedings suspending the qualification of this joint proxy statement/offering circular may be in effect, pending or threatened by the SEC or any state agency;

- MCM must receive a copy of the opinion from FMB's counsel addressed to MCM that the MCM Merger will quality as a tax-free reorganization for federal income tax purposes;

- the shareholders of FMB and MCM who have timely notified FMB or MCM of their intent to exercise dissenters' rights must not hold shares of FMB common stock or MCM common stock that in the aggregate and giving effect to the conversion of MCM common stock to FMB common stock in the MCM Merger would represent more than 10% of the number of shares of FMB common stock that would be outstanding immediately after the MCM Merger; and

- all necessary regulatory approvals and consents required for the FMB Bank Merger and the Purchase and Assumption must be obtained and all waiting periods in respect thereof must have expired and no regulatory approval may have imposed a burdensome condition and all other conditions to the consummation of such agreements must have been satisfied.

Opinion of Financial Advisor

MCM retained Feldman Financial Advisors, Inc., which we refer to as Feldman Financial, to provide a written opinion to MCM's board of directors that the terms of the MCM Merger are fair, from a financial point of view, to the MCM shareholders. A copy of the fairness opinion issued by Feldman Financial, updated to the date of this joint proxy statement/offering circular, is attached hereto as Appendix B and should be read in its entirety with respect to the assumptions made, limitations on the review undertaken and other matters.

Conduct of Business Pending the Merger

Pursuant to the Reorganization Agreement, both FMB and MCM have agreed that they will carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Reorganization Agreement. FMB and MCM also have agreed to limit their declarations or payments of dividends, except that MCM may declare and pay a dividend so long as such dividend will not reduce MCM's book value prior to the closing of the MCM Merger to below $4.9 million.

Regulatory Approvals

Some of the five steps of the reorganization will require the approval of various regulators:

- The FMB Stock Split does not require the approval of any regulatory agency.
- The MCM Dividend does not require the approval of any regulatory agency.
- The chartering of FMB merger sub in connection with the MCM Merger requires the approval of the Office of Thrift Supervision, which we refer to as the OTS. The MCM Merger requires the approval of the OTS. FMB filed an application with the OTS on October 5, 2005 and received approval from the OTS on January 19, 2006.
- The FMB Bank Merger requires the approval of the Federal Deposit Insurance Corporation, which we refer to as the FDIC, and the Illinois Department of Financial and Professional Regulation, Division of Banks and Real Estate, which we refer to as the Illinois Regulators. Corn Belt Bank filed applications with the FDIC and the Illinois Regulators on October 6 and received approval from the FDIC on January 3, 2006. It is anticipated that approval from the Illinois Regulators will be received on February 27, 2006, but no assurance can be given that this timetable will be met. The FMB Bank Merger also will require FMB to receive OTS approval to become a savings and loan holding company, and this approval was received on January 19, 2006.
- The Purchase and Assumption requires the approval of the OTS. MCM filed an application with the OTS on October 5, 2005 and received OTS approval on January 19, 2006. The OTS approval included authorization for MCM to conduct the trust business formerly conducted by FMB Bank.

Federal Income Tax Consequences

Consummation of the MCM Merger is conditioned upon, among other things, the receipt by FMB of an opinion from its counsel to the effect that if the MCM Merger is consummated in accordance with the terms set forth in the Reorganization Agreement the MCM Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, which we refer to as the IRC.

Interests of Certain Persons in the Reorganization

Directors and Officers

Certain directors and executive officers of FMB and MCM may be deemed to have interests in the reorganization in addition to their interests as shareholders of FMB or MCM, respectively. One such interest for certain directors and executive officers is that they will be appointed to certain positions as of the effective time of the MCM Merger.

As of the effective time of the MCM Merger, the FMB board of directors will appoint:

- Bayard C. Plowman as Chairman of the FMB board of directors, if he is Chairman of the FMB board of directors immediately prior to the effective time of the MCM Merger;

- B. Stevens Plowman as President and Chief Executive Officer of FMB, if he is President and Chief Executive Officer of FMB immediately prior to the effective time of the MCM Merger; and

- William M. Sharp as Executive Vice President and Chief Operating Officer of FMB, if he is President and Chief Executive Officer of MCM immediately prior to the effective time of the MCM Merger.

As of the closing of the FMB Bank Merger, the MCM board of directors will appoint:

- Bayard C. Plowman as Chairman of the MCM board of directors, if he is Chairman of the FMB board immediately prior to the effective time of the MCM Merger;

- B. Stevens Plowman as President of MCM, if he is President and Chief Executive Officer of FMB immediately prior to the effective time of the MCM Merger; and

- William M. Sharp as Executive Vice President and Chief Operating Officer of MCM, if he is President and Chief Executive Officer of MCM immediately prior to the effective time of the MCM Merger.

Also, under the terms of the Reorganization Agreement, the FMB board of directors must appoint to the FMB board of directors each of the members of the MCM board of directors not presently a member of the FMB board of directors, and the MCM board of directors must appoint to the MCM board of directors each of the members of the FMB board of directors not presently a member of the MCM board of directors. This means that Donald M. Bastian, Tom R. Dorsey, William M. Sharp, Phillip L. Smith, Gordon Spilker and John Lee Viorel, Jr. will be appointed to the FMB board of directors and Michael Bukstein, William Craigmiles, Alvin (Spike) Ehrhardt, Charles Hickman, Howard Hickman, John H. (Jack) Martin, and Paul Richards will be appointed to the MCM board of directors.

B. Stevens Plowman is a director of Corn Belt Bancorp, Inc., the holding company for Corn Belt Bank, and owns 16,500 (or 1.1%) of the 1,500,000 outstanding shares of Corn Belt Bancorp, Inc. The following directors and officers of FMB own stock in MCM: Michael Bukstein (1,000 shares (or 0.54%)), William Craigmiles (2,000 shares (or 1.09%)), Alvin (Spike) Ehrhardt (500 shares (or 0.27%)), Charles Hickman (100 shares (or 0.05%)), Howard Hickman (200 shares (or 0.11%)), John H. (Jack) Martin (200 shares (or 0.11%)), Bayard C. Plowman (10 shares (or 0.01%)) and B. Stevens Plowman (58,575 shares (or 31.86%)). The following directors and officers of MCM own stock in FMB: Bayard C. Plowman (737 shares (or 1.22%)), B. Stevens Plowman (1,375 shares (or 2.28%)), Phillip Smith (80 shares (or 0.13%)), Gordon Spilker (100 shares (or 0.17%)), Anne Sharkey (5 shares (or 0.01%)) and Marilyn Skinner (178 shares (or 0.29%)).

Insurance; Indemnification

The Reorganization Agreement provides that FMB will indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of MCM against all liabilities, claims, losses, or damages of any claim, action or suit arising out of actions or omissions occurring on or prior to the effective time of the MCM Merger (including, without limitation, the transactions contemplated by the Reorganization Agreement), to the fullest extent such persons may be indemnified under federal law as in effect on the date of the Reorganization Agreement, which includes provisions relating to the advancement of expenses incurred in the defense of any litigation.

At the effective time of the MCM Merger, FMB will provide the persons serving as officers and directors of MCM immediately prior to the effective time of the MCM Merger coverage for a period of three years from the effective time of the MCM Merger under the directors' and officers' liability insurance policy maintained by MCM or under FMB's current directors' and officers' liability insurance if such policy provides coverage substantially similar to MCM's current policy.

Employee Benefits

From the closing of the FMB Bank Merger or the effective time of the MCM Merger (as FMB may direct), MCM will employ or continue to employ (as applicable) all present employees of FMB Bank and MCM, subject to determinations to be made by the managers and board of directors of MCM.

In addition, after the MCM Merger, FMB Bank's 401(k) and profit sharing plan will continue. All present employees of FMB Bank employed by MCM and all present employees of MCM whose employment is continued by MCM will be eligible to participate in such benefit plans on an equal basis (except that any individuals employed by MCM immediately prior to the effective time of the MCM Merger will be given credit for years of service for purposes of vesting under such benefit plans).

Prior to the effective time of the MCM Merger, FMB and MCM jointly will develop a plan for determining the health and welfare benefit plans that will continue following the closing of the FMB Bank Merger. FMB and MCM have agreed that such plans will provide the current employees of FMB Bank employed by MCM following the closing of the FMB Bank Merger or the MCM Merger (as FMB may direct) will be given credit for past years of service with FMB Bank, FMB or MCM (as the case may be). FMB and MCM also will offer certain benefit programs under which employees and their dependents will not be subject to uninsured waiting periods or pre-existing condition exclusions, so long as such employees or dependents were not subject to such periods or conditions prior to the closing of the FMB Bank Merger under the health or welfare benefit plans of FMB Bank or MCM.

Under the terms of the Reorganization Agreement, FMB has agreed to assume, upon completion of the MCM Merger, the obligations of MCM under various employment, severance, supplemental retirement, deferred compensation and other compensation or benefits plans and arrangements.

Under the terms of the Reorganization Agreement, the MCM ESOP will continue to be administered in accordance with its terms between the time the Reorganization Agreement is executed and the effective time of the MCM Merger, except that MCM will take actions, as agreed upon by FMB and MCM: (1) to freeze the MCM ESOP with respect to future eligibility, accruals and contributions (2) to assist FMB with another transfer with respect to the MCM ESOP and/or (3) to terminate the MCM ESOP and assist FMB in accomplishing either a trust-to-trust transfer of the assets and liabilities as of the effective time of the MCM Merger from the MCM ESOP and/or a direct rollover of participant accounts from the MCM ESOP.

As of May 31, 2006, the MCM ESOP held 14,179 shares of MCM common stock, of which approximately 14,179 shares have been allocated to participants. At the effective time of the MCM Merger, each share of common stock of MCM held by the MCM ESOP (whether or not allocated) will be converted into the same consideration received by other holders of MCM common stock, or 1.1 shares of FMB common stock, with cash payment for any fractional shares equal to the product of the fractional share and $26.06.

If the MCM ESOP is terminated in connection with the MCM Merger, all participants will fully vest and have a non-forfeitable interest in their MCM ESOP accounts as of the termination date. MCM will apply as soon as practicable for a determination letter from the IRS regarding the MCM ESOP's tax-qualified status upon termination. Upon receipt of a favorable determination letter from the IRS with respect to the MCM ESOP's termination, participants will receive a distribution of their vested account balance under the MCM ESOP, pursuant to the terms of the plan and the requirements of the IRC. As determined by participants, distributions from the MCM ESOP may be paid to participants in cash, rolled over to a tax-qualified benefit plan maintained by FMB or transferred to an independent retirement account.

Executive Officers

FMB expects that the current executive officers of FMB will continue as executive officers of FMB following completion of the reorganization with the same titles and duties they currently have with FMB except that William M. Sharp will become the Executive Vice President and Chief Operating Officer, Marilyn Skinner will become a Vice President, and Anne Sharkey will become Secretary.

FMB and MCM expect that the current executive officers of MCM will continue as executive officers of MCM following completion of the reorganization, except that B. Stevens Plowman will become President of MCM, William M. Sharp will become Executive Vice President and Chief Operating Officer, Frank W. DiTillo will become Senior Loan Officer, Carl C. Watson will become Treasurer and Michael Wray will become Internal Auditor.

All employees of F&M Bank and Trust Company will serve at the pleasure of the board of directors, and the board of directors will determine the compensation of all employees. F&M Bank and Trust Company has not entered into any employment agreements with employees. FMB and MCM anticipate that the compensation and other benefits of executive officers of F&M Bank and Trust Company after the Reorganization will be substantially similar to the compensation those individuals now are receiving. B. Stevens Plowman currently receives annual compensation of $128,146, and Bill Sharp currently receives annual compensation of $100,000 and is a party to a deferred compensation arrangement, the benefit under which in 2006 will be approximately $10,000.

Termination of the Reorganization Agreement

The Reorganization Agreement may be terminated at any time prior to the completion of the MCM Merger:

- by mutual written agreement of the parties, regardless of whether FMB shareholders and MCM shareholders already have approved the reorganization;

- by either party in the event of a breach by the other party of any of its representations and warranties or agreements under the Reorganization Agreement that is not cured within thirty days after notice of such breach is given by the non-breaching party;

- by either party if the board of directors of the other party withdraws, modifies or changes its recommendation to shareholders, undertakes another acquisition or merger or publicly announces its intent to do so;

- by either party in the event that all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period);

- by either party if any regulatory application filed in connection with the MCM Merger is finally denied or disapproved by the applicable regulatory authority;

- by either party if its board of directors determines that the required regulatory approvals impose burdensome conditions;

- by either party if the Reorganization Agreement and reorganization are not approved by the requisite vote of the FMB shareholders or the Reorganization Agreement, which includes the MCM Merger Agreement, and MCM Merger are not approved by the requisite vote of the MCM shareholders;

- by either party in the event that the other party or any of its subsidiaries becomes a party or subject to any regulatory enforcement action or proceeding which would have a material adverse effect upon the financial condition, business or results of operations of the other party; or

- by either party if the MCM Merger is not completed on or prior to September 30, 2006.

FMB Dissenters' Rights

FMB is giving its shareholders the right to dissent from the Reorganization Agreement and obtain payment in cash of the fair value of the FMB shareholder's FMB common stock as of the day prior to the FMB special meeting. To exercise dissenters' rights, a FMB shareholder must:

- deliver a written objection to FMB prior to or at the FMB special meeting;

- not vote at all or not vote in favor of approving the Reorganization Agreement and reorganization; and

- deliver to FMB within twenty days after the MCM Merger a written demand for payment of the fair value of his or her common stock.

Merely voting against approval of the Reorganization Agreement and reorganization does not constitute the required delivery of written objection as required by Missouri law. A copy of Missouri's dissenters' rights statute is attached as <u>Appendix C</u>.

MCM Dissenters' Rights

In connection with the vote on the MCM Merger, any MCM shareholder who fully complies with the requirements of Title 12, Section 552.14 of the Code of Federal Regulations will have the right to receive from FMB the appraised value of his or her shares of MCM common stock instead of the consideration to be received in the MCM Merger. Under such requirements, an MCM shareholder, after receiving this joint proxy statement/offering circular, may elect in a writing delivered to MCM to demand appraisal of and payment for his shares. Such shareholder may not vote at all or may not vote in favor of the MCM Merger. Thereafter, not later than ten days after the effective date of the MCM Merger, MCM shall make a written offer to dissenting MCM shareholders to pay a price MCM determines to be the fair value of each dissenting MCM shareholder's shares of MCM common stock.

If within sixty days of the effective date of the MCM Merger, MCM and a dissenting MCM shareholder agree upon fair value of the dissenting MCM shareholder's shares of MCM common stock, MCM shall make such payment to the dissenting MCM shareholder not later than ninety days after the effective date of the MCM Merger. If within sixty days after the effective date of the MCM Merger MCM and a dissenting MCM shareholder have not agreed as to the fair value of the dissenting MCM shareholder's shares of MCM common stock, then that shareholder may file a petition with the OTS seeking a determination of the fair market value of that dissenting MCM shareholder's shares of MCM common stock. The OTS thereafter will direct MCM to make payment for that dissenting MCM shareholder's shares of MCM common stock based upon appraisals conducted by the OTS.

The costs and expenses of the OTS' appraisal activities will be apportioned by the OTS. Within sixty days after the effective date of the MCM Merger, a dissenting MCM shareholder may withdraw his demand for appraisal and accept the terms of the MCM Merger.

A copy of 12 C.F.R. § 552.14 is attached as Appendix D.

Reasons for the Reorganization

FMB and MCM are proposing the reorganization because they believe that:

- a merger of equals between FMB and MCM presents strategic opportunities as the combined company will have an opportunity to grow and compete successfully in a consolidating financial services industry;
- FMB and MCM can combine their two operations successfully to enhance results through cost savings from reductions in the number of employees and the elimination of duplicative expenses (such as data processing expenses which, as discussed more fully later in this document, FMB and MCM anticipate will be $100,000 annually); and
- the combination will permit the companies to consider expanding into new markets including the Quincy, Illinois market.

FMB and MCM base their beliefs on identified cost-saving measures that can be implemented upon completion of the reorganization (including the reduction of employees to eliminate the redundancy of similar functions) and that after the reorganization, F&M Bank and Trust

Company will be able to provide the current customers of FMB and MCM with services which FMB and MCM do not provide. Commercial customers of FMB currently do not have access to the variety of lending products that MCM offers, and consumer customers of MCM currently do not have access to the fee-based service products or the trust and investment services that FMB offers. Upon completion of the reorganization, these customers will have access to more services and products than they had access prior to the reorganization, and FMB and MCM both believe that the ability to offer these services will result in more opportunities for growth and more positive financial performance due to cost savings and more customers using fee-based services.

There is no guarantee these events will occur, and investors should not place undue reliance on them.

Recommendations

FMB shareholders. The FMB board of directors believes that the reorganization is in the best interests of FMB shareholders. A group of FMB directors we refer to as the disinterested FMB directors, which includes all of the FMB directors other than Bayard Plowman and B. Stevens Plowman, unanimously recommends that FMB shareholders vote "***FOR***" the amendment to FMB's articles of incorporation to increase the number of authorized shares of common stock from 400,000 to 800,000 and the number of authorized shares of all classes of stock from 500,000 to 900,000 and ***"FOR"*** the Reorganization Agreement and reorganization.

In the course of reaching its decision to approve the Reorganization Agreement and the reorganization, the disinterested FMB directors, among other things, consulted with its legal advisors, Lewis, Rice & Fingersh L.C., regarding the legal terms of the Reorganization Agreement. The section entitled "Background of the Reorganization" and "FMB Reasons for the Reorganization" provides a discussion of the factors considered by the disinterested FMB directors in reaching its conclusion. The FMB board of directors did not obtain an opinion regarding the fairness of the transaction to FMB shareholders.

MCM shareholders. The MCM board of directors believes that the MCM Merger is in the best interests of MCM shareholders. A group of MCM directors we refer to as the disinterested MCM directors, which includes all of the MCM directors other than Bayard Plowman and B. Stevens Plowman, unanimously recommends that MCM shareholders for "***FOR***" the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger.

In the course of reaching its decision to approve the Reorganization Agreement, which includes the MCM Merger Agreement, and the reorganization, the disinterested MCM directors, among other things, consulted with its legal advisors, Muldoon Murphy & Aguggia, L.L.P., regarding the legal terms of the Reorganization Agreement and with its financial advisor, Feldman Financial, as to the fairness of the exchange ratio to the shareholders of MCM from a financial point of view. A copy of the fairness opinion issued by Feldman Financial, updated to the date of this joint proxy statement/offering circular, is attached hereto as Appendix B. The section entitled "Background of the Reorganization" and "MCM Reasons for the Reorganization" provides a discussion of the factors considered by the disinterested MCM directors in reaching its conclusion.

Comparison of Shareholder Rights

FMB's shareholders are currently governed by Missouri corporate law and FMB's articles of incorporation and bylaws. The rights of MCM shareholders are currently governed by OTS regulations and MCM's federal stock charter and bylaws. Upon consummation of the MCM Merger, the shareholders of MCM will become shareholders of FMB, and Missouri corporate law will govern their rights. FMB's articles of incorporation and bylaws differ somewhat from MCM's federal stock charter and bylaws. The material differences between MCM common stock and FMB common stock from the perspective of shareholders include the following:

- FMB shareholders do not have a right to cumulative voting in the election of directors, but MCM's shareholders have a right to cumulative voting in the election of directors.

- FMB's bylaws require the affirmative action of the holders of at least two-thirds of FMB's outstanding shares to call a special shareholders' meeting. MCM's bylaws permit such a meeting to be called upon the written request of at least ten percent of the outstanding shares of MCM common stock.

- Amending FMB's articles of incorporation or bylaws requires the affirmative vote of the holders of a majority of FMB's shares. Amending MCM's federal stock charter and bylaws requires additional action by the MCM board of directors and, in the case of an amendment to the charter and certain non-pre-approved amendments to the bylaws, OTS approval.

SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA

The following tables present selected unaudited consolidated financial data for FMB and MCM. The data presented is derived from the FMB unaudited consolidated financial statements and the MCM unaudited consolidated financial statements. The following is only a summary and should be read in conjunction with the more detailed information and unaudited consolidated financial statements and notes included in this joint proxy statement/offering circular.

FMB
SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA

	as of and for the year ended December 31, 2005	2004
Income Statement Data (in thousands)		
Interest income	$ 4,453	$ 3,947
Interest expense	(1,420)	(959)
Net interest income	3,033	2,988
Provision for loan losses	(25)	(123)
Other noninterest income	1,197	1,184
Other noninterest expense	(3,714)	(3,629)
Income taxes	(147)	(150)
Net income	$ 344	$ 270
Balance Sheet Data (in thousands)		
Cash and cash equivalents	$ 5,571	$ 4,075
Securities held to maturity	6,936	7,253
Securities available for sale	6,394	5,647
Net loans	66,934	65,931
Total assets	89,608	86,179
Total deposits	72,013	70,211
Total borrowings	8,082	6,602
Total liabilities	80,360	76,998
Stockholders' equity	9,248	9,181
Per Share Data		
Basic and diluted earnings per common share	$ 5.70	$ 4.45
Book value per common share	153.12	150.75
Dividend Activity		
Dividends paid (in thousands)	$ 133	$ 129
Dividends per common share	2.20	2.10
Earnings Ratios		
Return on average assets	.39%	.32%
Return on average equity	3.73%	2.94%
Asset Quality Ratios		
Allowance for loan losses to loans	1.21%	1.21%
Nonperforming assets to total assets	2.58%	1.00%
Nonperforming loans to total loans	3.41%	1.14%
Allowance for loan losses to nonperforming loans	35.38%	106.60%
Net charge-off to average loans	.02%	.05%

MCM
SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA

	as of and for the three months ended December 31,		As of and for the year ended September 30,	
	2005	2004	2005	2004
Income Statement Data (in thousands)				
Interest income	$ 972	$ 901	$ 3,604	$ 3,561
Interest expense	(534)	(438)	(1,775)	(1,690)
Net interest income	438	463	1,829	1,871
Provision for loan losses	(10)	(15)	(45)	(55)
Other noninterest income	127	516	1,003	641
Other noninterest expense	(558)	(628)	(2,522)	(2,228)
Income taxes	(6)	(112)	(139)	(72)
Net income (loss)	(9)	224	$ 126	$ 157
Balance Sheet Data (in thousands)				
Cash and cash equivalents	$ 2,240	$ 1,775	$ 1,490	$ 1,301
Securities held to maturity	12,177	10,188	13,180	8,469
Mortgage-backed securities held to maturity	17,019	22,521	18,339	24,066
Net loans	43,749	36,818	38,821	37,417
Total assets	79,280	74,944	75,784	75,569
Total deposits	54,715	53,510	54,809	56,624
Total borrowings	18,130	15,159	14,500	12,511
Total liabilities	74,153	69,710	70,648	70,558
Stockholders' equity	5,127	5,234	5,136	$ 5,010
Per Share Data				
Basic and diluted earnings (loss) per common share	(.05)	1.22	.68	$ 0.85
Book value per common share	27.89	28.47	27.93	$ 27.25
Dividend Activity				
Dividends paid (in thousands)	--	--	--	--
Dividends per common share	--	--	--	--
Earnings Ratios				
Return on average assets	(.05)%	1.19%	.17%	.22%
Return on average equity	(.69)%	17.69%	2.48%	3.19%
Asset Quality Ratios				
Allowance for loan losses to loans	.59%	.71%	.70%	.70%
Nonperforming assets to total assets	.33%	.50%	.36%	.57%
Nonperforming loans to total loans	.44%	.65%	.70%	.47%
Allowance for loan losses to nonperforming loans	137.80%	108.59%	99.72%	151.90%
Net charge-off to average loans	.06%	.05%	.10%	.09%

SUMMARY PRO FORMA UNAUDITED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain summary unaudited pro forma combined consolidated financial information for FMB and MCM giving effect to all five steps of the reorganization. The consolidated statements of income information presented gives effect to the reorganization as if it occurred on the first day of each period presented. FMB's fiscal year ends December 31 and MCM's fiscal year ends September 30. The consolidated statements of income of MCM as presented in the unaudited pro forma combined statements of income for the full fiscal year period is for the year ended September 30, 2005. The consolidated balance sheet information presented gives effect to the reorganization as if it occurred on December 31, 2005. The following unaudited pro forma combined consolidated financial information does not reflect any cost savings that may be achieved as a result of and following the reorganization.

You should read this unaudited pro forma combined consolidated financial information in conjunction with FMB's unaudited consolidated financial statements and MCM's unaudited consolidated financial statements, and the related notes, included in this joint proxy statement/offering circular, and in conjunction with the unaudited pro forma combined consolidated financial information, including the related notes, appearing elsewhere in this joint proxy statement/offering circular. The unaudited pro forma combined consolidated financial information may not be indicative of the results of operations that actually would have occurred if the reorganization had occurred on the dates assumed above or of the results of operations that may be achieved in the future.

	Pro Forma as of or for the year ended December 31, 2005
Statements of Income (in thousands)	
Interest income	$ 8,319
Interest expense	(3,788)
Net interest income	4,531
Provision for loan losses	(70)
Other noninterest income	2,226
Other noninterest expense	(6,405)
Income taxes	(120)
Net income	$ 162
Balance Sheet (in thousands)	
Total assets	$ 168,732
Investment securities	41,606
Loans, net	110,279
Deposits	126,297
Borrowings	25,676
Stockholders' equity	14,192
Allowance for loan losses	1,074
Asset Quality Ratios	
Nonperforming loans to total loans	2.27%
Nonperforming assets to total assets	1.52%
Allowance for loan losses to nonperforming loans	42.94%
Allowance for loan losses to total loans	.97%
Net charge-offs to average loans	.04%
Per Share Data	
Basic and diluted earnings per share	$ .29
Dividends declared	$ .24
Book value at period end	$ 25.30

RISK FACTORS

In addition to the other information included in this joint proxy statement/offering circular, you should consider carefully the following risk factors in considering the reorganization.

Risks to FMB and MCM Shareholders

It may be difficult to integrate the business operations of MCM with FMB Bank and thereby realize enhanced earnings for FMB after the reorganization.

The success of the reorganization will depend on, among other things, FMB's ability to combine FMB Bank's operations with MCM's operations in a manner that does not materially disrupt the existing customer relationships or result in decreased revenues resulting from any loss of customers and that permits growth opportunities to occur. Successful integration of FMB's and MCM's operations will depend primarily on FMB's ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We cannot provide any assurance that the parties will be able to integrate their operations without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

Following the reorganization, FMB's results may be affected if:

- the combination of the businesses of FMB and MCM takes longer, or is more difficult, time-consuming or costly to accomplish than expected;
- the expected growth opportunities and cost savings from the reorganization are not fully realized or take longer to realize than expected;
- economic conditions deteriorate in the Hannibal, Missouri area, the primary market area of FMB and MCM; or
- operating costs, customer losses and business disruption following the reorganization, including adverse effects on relationships with employees, are greater than expected

If FMB is not able to successfully achieve these objectives, the anticipated benefits of the reorganization may not be realized fully or at all or may take longer to realize than expected.

To be successful, the combined company must retain the relationships of its directors and motivate and retain its key employees, which will be more difficult in light of uncertainly regarding the reorganization, and failure to do so could harm the combined company.

The combined company's future success depends, in large part, upon the continuing contributions of the directors of FMB and MCM as well as their key personnel. If MCM loses the services of one or more of these important individuals following the reorganization, the combined company could be harmed. The integration challenges in a merger of equals could make it difficult for FMB or MCM to retain the key employees and directors of FMB or MCM after the reorganization. The combined company's future success is also dependent upon its ability to attract and retain highly qualified personnel. Because the combined company will be customer focused and relationship driven, the FMB and MCM directors' and key employees' community involvement, diverse backgrounds and extensive local business relationships are important to the combined company's success. The unexpected loss of services of one or more of the directors or key employees of FMB or MCM could harm the combined company's operations and possibly result in reduced earnings and revenues.

The payment of a dividend and the payment to dissenters by MCM could cause the MCM Merger to not constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

In order for the MCM Merger to constitute a reorganization within the meaning of Section 368(a) of the IRC, the surviving corporation of the MCM Merger must hold "substantially all" of its properties and the properties of the merged corporation (in this case, MCM) after the MCM Merger. Neither the IRC nor the regulations promulgated thereunder provide a precise definition of the term "substantially all." Generally, the determination of "substantially all" is based upon all the facts and circumstances of each case. However, the term has been defined by the Internal Revenue Service, which we refer to as the IRS, in a statement of its requirements for issuing favorable letter rulings, to mean at least 90% of the fair market value of an entity's net assets and at least 70% of the fair market value of its gross assets. In determining whether the "substantially all" requirement has been satisfied, assets of MCM distributed to MCM shareholders in the transaction are considered property that MCM does not hold after the transaction for purposes of the "substantially all" requirement. Specifically, amounts paid by MCM to dissenters and distributions other than regular, normal dividends are considered to be assets of MCM that are not held by the surviving corporation. Although not specifically addressed in an opinion of counsel, it is anticipated that the "substantially all" test will be met. However, if the IRS determines that the net fair market value or the gross fair market value of MCM's assets are less than the values determined by the parties, it could assert that the "substantially all" test has not been met, and that the MCM Merger does not constitute a reorganization within the meaning of Section 368(a) of the IRC.

In the event the MCM Merger is held not to constitute a reorganization within the meaning of Section 368(a) of the IRC, each MCM shareholder will recognize gain or loss measured by the difference between each such shareholder's adjusted tax basis in the MCM common stock exchanged and the fair market value of the FMB common stock received by such shareholder in the MCM Merger. Such gain or loss will be capital gain or loss if the shares of MCM common stock were held as a capital asset and will be long-term gain or loss if such MCM common stock had been held for more than one year at the time of the exchange.

FMB's profitability could be harmed by the limited geographic region where FMB will conduct its business after the reorganization.

Upon completion of the reorganization, FMB will be operating in Adams County, Illinois and Marion County, Monroe County, Pike County, Ralls County, Shelby County, and St. Charles County, Missouri. These counties are located primarily in the northeast Missouri and Quincy, Illinois region. Because of the limited geographic region in which FMB will conduct the majority of its business upon completion of the reorganization, FMB's business, operations, and earnings may be harmed by economic circumstances that particularly affect that region, as compared to larger competitors operating in a more diverse area.

MCM's payment of the MCM Dividend will decrease the cash available to F&M Bank and Trust Company upon completion of the reorganization.

Payment of the MCM Dividend will decrease the amount of cash available to F&M Bank and Trust Company after the MCM Merger. By having less cash available, F&M Bank and Trust Company may not be able to make the investments or pursue the activities that it desires or that MCM could make or pursue on a stand-alone basis without participating in the reorganization.

Because FMB's profitability depends to a great extent upon FMB's net interest income, a change in interest rates could harm FMB's results of operations.

FMB's net interest income will be harmed if market interest rates change so that the interest paid on deposits and borrowing increases more than the interest earned on loans and investments. Changes in interest rates also can affect the value of FMB's loans. An increase in interest rates could diminish borrowers' ability to pay the principal or interest on loans which could lead to an increase in FMB's nonperforming assets which could harm FMB's results of operations.

Because of FMB's reliance upon originating adjustable-rate loans, a change in interest rates could harm FMB's results of operations.

Changes in interest rates may affect the value of FMB's adjustable-rate loans. If interest rates fall, FMB may be required to decrease the interest it charges on these loans, and this decrease may harm FMB's results of operations. If interest rates rise, if FMB is not permitted under the terms of its adjustable-rate loans to increase the interest it charges on these loans, FMB's results of operations may be harmed as its cost of funds would increase without a comparable increase in its interest income. In addition, as interest rates rise, and as the interest rates FMB charges its borrowers are adjusted upward, FMB's borrowers may be unable to pay higher amounts, that inability may result in more defaults on FMB's loans, and an increase in defaults may harm FMB's results of operations.

The presence of common directors and common significant stockholders of MCM and FMB created conflicts of interest that may have influenced the negotiation of the reorganization.

Two individuals, B. Stevens Plowman and Bayard C. Plowman, serve as directors of both MCM and FMB, and B. Stevens Plowman is the Chief Executive Officer of FMB. Bayard C. Plowman is the father of B. Stevens Plowman. Moreover, B. Stevens Plowman and Bayard Plowman beneficially own a total of 58,585 shares of MCM common stock, representing 31.9% of the outstanding MCM common stock, and a total of 2,112 shares of FMB common stock, representing 3.50% of the outstanding FMB common stock. These individuals will collectively own 13.75% of the FMB common stock that will be outstanding following the reorganization. In addition, two other directors of MCM own minimal amounts of FMB common stock, and five other directors of FMB own MCM common stock in amounts that in the aggregate represent less than 5% of the outstanding MCM common stock.

These relationships present conflicts of interest that potentially could have influenced the negotiation of the Reorganization Agreement and may have contributed to the impetus for exploring the possibility of effecting the reorganization. Directors who own stock in MCM have an interest in the exchange ratio that is adverse to their interest in the exchange ratio that they have as a stockholder of FMB. To minimize the risk posed by conflicts of interest, Bayard C. Plowman and B. Stevens Plowman did not participate in discussions and did not vote on the Reorganization Agreement at the meetings of the boards of directors of FMB and MCM at which this action was taken.

The offering of FMB's common stock in connection with the reorganization may not qualify for an exemption from the registration requirements under federal securities laws.

The offering of FMB's common stock is being undertaken pursuant to an exemption from the registrations requirements under the federal securities laws. This exemption, known as "Regulation A," is available only if the sum of all cash and other consideration that we may receive for the securities offered ("aggregate offering price") does not exceed $5,000,000 less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A.

While this offering has been qualified by the U.S. Securities and Exchange Commission, or SEC, under Regulation A, it is possible that the SEC or a person who acquires FMB common stock in the offering could claim that aggregate offering price exceeded the $5,000,000 limitation. For example, in the Unaudited Pro Forma Combined Consolidated Financial Statements prepared in connection with the reorganization, the total cost to FMB of the reorganization is currently estimated to be $5,205,000. That amount also may be viewed as the estimated value of MCM. The SEC or an acquiror of FMB common stock in this offering could assert that such amount is the actual aggregate offering price of the FMB common stock being issued in connection with the reorganization. Further, there may be valuations other than the valuations described above that result in the transactions contemplated by the Reorganization Agreement exceeding the Regulation A limitations.

If a claim of a violation of the Regulation A limitation were made and ultimately proved successful, FMB would be liable to the persons who acquired stock in the offering for rescission of the sale of FMB common stock. The applicable limitation period for the bringing of any such possible claim generally is one year after the violation upon which the claim is based and three years after the sale was bona fide offered to the public. Further, if it is determined that FMB offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators such as the SEC could impose monetary fines or other sanctions as provided under these laws. If such a claim were to be made in the future and proved successful and FMB ultimately was required to rescind one or more purchases and sales of its common stock being offering under this Offering Circular or to pay administrative fines or other penalties, it could have a material adverse effect on FMB's financial condition and results of operations due to the costs to FMB to purchase the shares of stock issued in connection with the reorganization and the time and effort that FMB's management would be required to expend in addressing the claims.

The Internal Revenue Service may treat the FMB Bank Merger and the Purchase and Assumption as two independent transactions and FMB Bank would then recognize certain gain or loss.

There is a risk that the Internal Revenue Service will treat the FMB Bank Merger and the Purchase and Assumption as two independent transactions (notwithstanding the fact that Lewis, Rice & Fingersh, L.C., special counsel to FMB, is giving an opinion that the FMB Bank Merger and the Purchase and Assumption "should" be treated by the IRS as a sale by FMB Bank of its charter to

Corn Belt Bank followed by a merger of FMB Bank into MCM). Because there is no direct precedential authority for such a transaction, counsel is unable to give an unqualified opinion. Should the IRS successfully attempt to treat the FMB Bank Merger and the Purchase and Assumption as two independent transactions, FMB Bank would recognize gain or loss on the FMB Bank Merger in an amount equal to the difference between its adjusted tax basis in its assets and the sum of the amount of funds placed in the escrow plus the liabilities to which the transferred assets were subject and the liabilities assumed by MCM. Upon the completion of the Purchase and Assumption the basis of the assets acquired by MCM would equal the purchase price.

Risks to FMB Shareholders

Directors and officers of FMB have interests in the reorganization that may differ from the interests of FMB shareholders generally.

On considering the recommendation of FMB's board of directors, FMB shareholders should be aware that some executive officers and directors of FMB have interests in the reorganization that are somewhat different from the interests of FMB shareholders severally. For example, as of the effective time of the MCM Merger, the FMB board of directors will appoint:

- Bayard C. Plowman as Chairman of the FMB board of directors, if he is Chairman of the FMB board of directors immediately prior to the effective time of the MCM Merger;

- B. Stevens Plowman as President and Chief Executive Officer of FMB, if he is President and Chief Executive Officer of FMB immediately prior to the effective time of the MCM Merger; and

- William M. Sharp as Executive Vice President and Chief Operating Officer of FMB, if he is President and Chief Executive Officer of MCM immediately prior to the effective time of the MCM Merger.

Also, under the terms of the Reorganization Agreement the FMB board of directors is required to appoint to the FMB board of directors each of the members of the MCM board of directors not presently a member of the FMB board of directors, and the MCM board of directors is required to appoint to the MCM board of directors each of the members of the FMB board of directors not presently a member of the MCM board of directors. These and certain other additional interests of FMB's directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it as a FMB shareholder.

Upon completion of the MCM Merger, the current shareholders of FMB will have their *ownership interest diluted.*

The issuance of the shares of FMB common stock in the MCM Merger will dilute the ownership of the current FMB shareholders. Therefore, FMB shareholders will not have the same control over the combined entity as they currently have over FMB. In the MCM Merger, FMB proposes to issue up to 198,587 shares of FMB common stock, which, after issuance and the FMB Stock Split, will represent approximately 35% of the issued and outstanding shares of FMB common stock.

The tax consequences of the MCM Merger for FMB shareholders will depend on whether an FMB shareholder exercises his dissenters' rights.

The tax consequences of the MCM Merger to FMB shareholders will depend on whether an FMB shareholder exercises his or her dissenters' rights. As set out in the discussion of material federal income tax consequences later in this document, FMB shareholders who exercise dissenters' rights generally will be subject to tax as a result of the receipt of cash in exchange for their shares of FMB common stock.

Risks to MCM Shareholders

Because the number of shares of FMB common stock to be received in exchange for each share of MCM common stock has been fixed in the Reorganization Agreement, MCM shareholders cannot be sure of the value of the FMB common stock they will receive in the MCM Merger.

Upon the completion of the MCM Merger, each share of MCM common stock automatically will be converted into the right to receive 1.1 shares of FMB common stock. As of December 31, 2005, the FMB common stock had a book value of $25.52 per share after giving effect to the FMB Stock Split. The value of the FMB common stock that MCM shareholders will receive in the MCM Merger likely will change between December 31, 2005 and the date of receipt as a result of a variety of factors including general market and economic conditions and changes in FMB's businesses, operations and prospects. Many of these factors are beyond FMB's control.

The tax consequences of the MCM Merger for MCM shareholders will depend on the consideration received.

The tax consequences of the MCM Merger to MCM shareholders will be dependent on the consideration received. MCM shareholders generally will not recognize any gain or loss on the exchange of shares of MCM common stock solely for shares of FMB common stock. However, as discussed later in this document, MCM shareholders who receive cash in lieu of any fractional share of FMB common stock that the MCM shareholders would otherwise be entitled to receive generally will be subject to tax on the gain, if any, resulting therefrom, and MCM shareholders who exercise their dissenters' rights generally will be subject to tax as a result of the receipt of cash in exchange for their shares of MCM common stock.

Directors and officers of MCM have interests in the MCM Merger that may differ from the interests of MCM shareholders generally.

On considering the recommendation of MCM's board of directors, an MCM shareholder should be aware that some executive officers and directors of MCM have interests in the MCM Merger that are somewhat different from the interests of MCM shareholders. For example, as of the closing of the FMB Bank Merger, the MCM board of directors will appoint:

- Bayard C. Plowman as Chairman of the MCM board of directors, if he is Chairman of the FMB board immediately prior to the effective time of the MCM Merger;

- B. Stevens Plowman as President of MCM, if he is President and Chief Executive Officer of FMB immediately prior to the effective time of the MCM Merger; and

- William M. Sharp as Executive Vice President and Chief Operating Officer of MCM, if he is President and Chief Executive Officer of MCM immediately prior to the effective time of the MCM Merger.

Also, under the terms of the Reorganization Agreement, the FMB board of directors is required to appoint to the FMB board of directors each of the members of the MCM board of directors not presently a member of the FMB board of directors, and the MCM board of directors is required to appoint to the MCM board of directors each of the members of the FMB board of directors not presently a member of the MCM board of directors. These and certain other additional interests of MCM's directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it as an MCM shareholder.

Upon completion of the MCM Merger, the current shareholders of MCM will have their ownership interest diluted.

The exchange of MCM common stock for shares of FMB common stock in the MCM Merger will dilute the ownership of the current MCM shareholders. Therefore, MCM shareholders will not have the same control over the combined company as they currently have over MCM. After the MCM Merger and assuming that all outstanding shares of MCM common stock are converted at the exchange ratio into the right to receive shares of FMB common stock, FMB will have 560,957 shares issued and outstanding of which 35% or 198,587 shares will be owned by former shareholders of MCM.

MCM's reliance on jumbo deposits may have an adverse impact on MCM's profitability

MCM offers certificates of deposit with balances in excess of $100,000 (known as "jumbo deposits") to local municipalities, businesses and individuals. At December 31, 2005, MCM had a total of $13.6 million in jumbo deposits, which includes $1.6 million of brokered deposits and $4.8 million of public fund deposits. Jumbo deposits tend to be a more volatile source of funding, as these funds are typically obtained through competitive bidding with other financial institutions and may be more likely to be withdrawn if MCM determines not continue to bid competitively for these jumbo deposits. To retain deposits, MCM may be forced to pay higher rates than are normally paid on deposits, and as a result, these deposits may have an adverse impact on MCM's profitability. In addition, jumbo deposits can be a more interest rate sensitive source of funds than checking or savings accounts. If interest rates rise significantly or if MCM does not offer competitive interest rates on its jumbo deposits, MCM could experience a significant decrease in its deposit accounts.

THE FMB SPECIAL MEETING

General

This joint proxy statement/offering circular is being furnished to FMB shareholders in connection with the solicitation of proxies by the FMB board of directors to approve the Reorganization Agreement and reorganization.

Date, Place and Time of the FMB Special Meeting

The special meeting of FMB shareholders will be held on August 14, 2006, at 9:00 a.m., local time at Hannibal Country Club located at 1200 Country Club Drive, Hannibal, Missouri 63401.

Purpose of the FMB Special Meeting

The purpose of the FMB special meeting is to consider and vote upon:

(1) a proposal to amend FMB's articles of incorporation to increase the number of authorized shares of common stock from 400,000 to 800,000 and the number of authorized shares of all classes of stock from 500,000 to 900,000 so that FMB has enough shares to issue in the FMB Stock Split and to issue to the shareholders of MCM in the MCM Merger;

(2) a proposal to approve the Reorganization Agreement and reorganization;

(3) a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes at the special meeting, in person or by proxy, to approve the proposals listed in (1) and (2) above; and

(4) the transaction of any other business as may properly come before the special meeting or any adjournment or postponement.

Who Can Vote at the FMB Special Meeting; Record Date

FMB shareholders are entitled to vote their FMB common stock at the FMB special meeting if the records of FMB show that they held their shares of FMB common stock as of the close of business on July 10, 2006. As of the close of business on that date, a total of 60,395 shares of FMB common stock were outstanding. Each share of FMB common stock has one vote.

Quorum

The FMB special meeting will be held if a majority of the outstanding shares of FMB common stock entitled to vote is represented in person or by proxy at the FMB special meeting. If you return valid proxy instructions or attend the FMB special meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Proxies marked as abstentions and shares held in street name, which have been designated by brokers on proxy cards as not voted, will not be counted as votes cast and, as a result, will have the same effect as a vote against approval of the matters presented at the FMB special meeting. Proxies marked as abstentions or as broker non-votes will be treated, however, as shares present for the purpose of determining whether a quorum is present.

Vote Required

Approval of each of (1) the amendment to FMB's articles of incorporation to increase the number of authorized shares of common stock, (2) the Reorganization Agreement and reorganization and (3) adjournment to allow time for further solicitation of proxies requires the affirmative vote of the holders of at least a majority of the outstanding shares of FMB common stock entitled to vote at the FMB special meeting. Failure to return a properly executed proxy card or to vote in person at the FMB special meeting, abstentions from voting, and broker non-votes in the case of shares held in street name, will have the same effect as a vote against (1) the amendment to the articles of incorporation, (2) the Reorganization Agreement and the reorganization, and (3) adjournment to solicit additional proxies.

Shares Held by FMB Officers and Directors

As of May 31, 2006, directors and executive officers of FMB beneficially owned 16,388 shares of FMB common stock, representing 27% of the outstanding shares of the FMB common stock outstanding on that date.

As discussed in greater detail later in this document, FMB's directors and executive officers have entered into an FMB voting agreement and have agreed to vote their shares in favor of the Reorganization Agreement and reorganization.

Voting by Proxy

The FMB board of directors is sending this document to FMB shareholders for the purpose of requesting that FMB shareholders allow their shares of FMB common stock to be represented at the FMB special meeting by the persons named in the enclosed proxy card. FMB shareholders should complete and return the proxy card accompanying this document in order to ensure that their vote is counted at the FMB special meeting, or any adjournment or postponement of the FMB special meeting, regardless of whether they attend the FMB special meeting. If a FMB shareholder signs and returns a proxy card without giving voting instructions, those shares will be voted "**FOR**" approval of the amendment to the articles of incorporation, "**FOR**" approval of the Reorganization Agreement and reorganization and **"FOR"** adjournment to allow time for further solicitation of proxies.

If any matter not described in this document is properly presented at the FMB special meeting, the persons named in the proxy card will vote the shares of FMB common stock as directed by the FMB board of directors. FMB does not know of any other matters to be presented at the FMB special meeting.

Revocability of Proxies

FMB shareholders may revoke their proxy at any time before the vote is taken at the FMB special meeting. To revoke a proxy a FMB shareholder must either so advise the FMB corporate secretary in writing before the shares have been voted at the FMB special meeting, deliver a properly executed proxy bearing a later date or attend the meeting and vote the shares of FMB common stock in person. Attendance at the FMB special meeting without voting will not in itself constitute revocation of a proxy.

Written notices of revocation and other communications regarding the revocation of a proxy should be addressed to:

Farmers & Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401
Attention: Carl C. Watson, Secretary

Solicitation of Proxies

FMB will pay the cost of its proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of FMB may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies.

THE MCM SPECIAL MEETING

General

This joint proxy statement/offering circular also is being furnished to MCM shareholders in connection with the solicitation of proxies by the MCM board of directors to approve and adopt the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger.

Date, Place and Time of the MCM Special Meeting

The special meeting of MCM shareholders will be held on August 14, 2006 at 10:00 a.m., local time at Hannibal Country Club located at 1200 Country Club Drive, Hannibal, Missouri 63401.

Purpose of the MCM Special Meeting

The purpose of the MCM special meeting is to consider and vote upon:

(1) a proposal to approve the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger;

(2) a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes at the special meeting, in person or by proxy, to approve the proposals listed in (1) above; and

(3) the transaction of any other business as may properly come before the special meeting or the adjournment thereof.

Who Can Vote at the MCM Special Meeting; Record Date

You are entitled to vote your MCM common stock at the MCM special meeting if the records of MCM show that you held your shares of MCM common stock as of the close of business on July 10, 2006. As of the close of business on that date, a total of 183,868 shares of MCM common stock were outstanding. Each share of MCM common stock has one vote.

Quorum

The MCM special meeting will be held if a majority of the outstanding shares of MCM common stock entitled to vote is represented in person or by proxy at the MCM special meeting. If you return valid proxy instructions or attend the MCM special meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Proxies marked as abstentions and shares held in street name, which have been designated by brokers on proxy cards as not voted, will not be counted as votes cast and, as a result, will have the same effect as a vote against approval of the matters presented at the MCM special meeting. Proxies marked as abstentions or as broker non-votes will be treated, however, as shares present for the purpose of determining whether a quorum is present.

Vote Required

Approval of each of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger requires the affirmative vote of two-thirds of the outstanding shares entitled to vote at the special meeting. The proposal to authorize adjournment requires the affirmative vote of the holders of at least a majority of the shares of MCM common stock represented and entitled to vote at the MCM special meeting. Failure to return a properly executed proxy card or to vote in person at the MCM special meeting, abstentions from voting, and broker non-votes in the case of shares held in street name, will have the same effect as a vote against (1) the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger and (2) the proposal to authorize adjournment.

Shares Held by MCM Officers and Directors

As of May 31, 2006, directors and executive officers of MCM beneficially owned 62,725 shares of MCM common stock, representing approximately 34% of the outstanding shares of the MCM common stock outstanding on that date.

As discussed in greater detail later in this document, MCM's directors and executive officers have entered into an MCM voting agreement and have agreed to vote their shares in favor of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger.

Shares Held by the MCM ESOP

As of May 31, 2006, the MCM ESOP beneficially owned 14,179 shares of MCM common stock, representing approximately 8% of the shares of MCM common stock outstanding on that date.

For participants in the MCM ESOP, the proxy card represents a voting instruction to the trustees of the MCM ESOP as to the number of shares in your participant account. Each participant may direct the MCM ESOP trustees how to vote the shares of common stock allocated to their MCM ESOP account. The MCM ESOP trustees will vote any unallocated shares held by the MCM ESOP, or allocated shares for which no voting instructions are received, in the same proportion as those shares for which the trustees receive voting instructions, subject to the trustees' exercise of their fiduciary obligations to MCM ESOP participants.

Voting by Proxy

The MCM board of directors is sending this document to MCM shareholders for the purpose of requesting that MCM shareholders allow their shares of MCM common stock to be represented at the MCM special meeting by the persons named in the enclosed proxy card. MCM shareholders should complete and return the proxy card accompanying this document in order to ensure that their vote is counted at the MCM special meeting, or any adjournment or postponement of the MCM special meeting, regardless of whether they attend the MCM special meeting. If an MCM shareholder signs and returns a proxy card without giving voting instructions, those shares will be voted "**FOR**" approval of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger and **"FOR"** the approval to authorize adjournment.

If any matter not described in this document is properly presented at the MCM special meeting, the persons named in the proxy card will vote the shares of MCM common stock as directed by the MCM board of directors. MCM does not know of any other matters to be presented at the MCM special meeting.

MCM shareholders should not send their stock certificates with their proxy cards. If the MCM Merger is completed, MCM shareholders who did not make a timely or proper election to exercise dissenters' rights will be mailed a letter of transmittal promptly following the completion of the MCM Merger with instructions on how to exchange their certificates of MCM common stock for the appropriate number of shares of FMB common stock.

Revocability of Proxies

MCM shareholders may revoke their proxy at any time before the vote is taken at the MCM special meeting. To revoke a proxy, an MCM shareholder must either advise the MCM corporate secretary in writing before the stock has been voted at the MCM special meeting, deliver a properly executed proxy bearing a later date or attend the meeting and vote the shares of MCM common stock in person. Attendance at the MCM special meeting without voting will not in itself constitute revocation of a proxy.

Written notices of revocation and other communications regarding the revocation of a proxy should be addressed to:

MCM Savings Bank, F.S.B.
228 Broadway
Hannibal, Missouri 63401
Attention: Anne M. Sharkey, Secretary

Solicitation of Proxies

MCM will pay the cost of its proxy solicitation. In addition to soliciting proxies by mail, directors, officers and employees of MCM may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies.

LIMITS ON THE CONSIDERATION RECEIVED IN THE OFFERING OF FMB COMMON STOCK

The offering of FMB's common stock is being undertaken pursuant to an exemption from the registrations requirements under the federal securities laws. This exemption, known as "Regulation A," is available only if the sum of all cash and other consideration that we may receive for the securities offered ("aggregate offering price") does not exceed $5,000,000 less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A. (FMB has not issued any other securities within the twelve-month period before this offering.) An explanatory note contained in Regulation A provides that if securities are not offered for cash, the aggregate offering price must be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Further, valuations of non-cash consideration must be reasonable at the time made.

FMB and MCM believe that the value of MCM stock established by them in the Reorganization Agreement satisfies the requirements of Regulation A. In the Reorganization Agreement, the parties determined that the value of MCM's common stock (i.e., the value of the consideration to be received by FMB for the issuance of its own common stock) would be the book value per share of that stock after MCM's payment of a cash dividend to its shareholders. FMB and

MCM believe that book value is an accepted metholodogy for determining the value of a community-based financial institution, such as MCM, whose stock is not actively traded or listed on an exchange or quotation system. MCM's financial advisor, Feldman Financial, has provided information to FMB and MCM showing that shares of stock of a comparative group of publicly traded savings institutions (specifically, institutions based in the Midwest with total assets of less than $150 million and not under an agreement to be acquired) trade in multiples of book value ranging from 76.7% of book value to 134.2% of book value, with a median of 104.9% of book value. Based upon this information, FMB and MCM believe that the MCM stock, were it more actively traded, would trade at approximately the book value per share of that stock. Further, FMB and MCM have structured the reorganization as a "merger of equals" in which neither party to the transaction is being viewed as the acquirer and in which the management of the resulting organization will be shared by the current officers and directors of FMB and MCM. Due to the merger of equals nature of the transaction, the consideration to be exchanged by FMB with holders of MCM stock will not contain a change in control premium. The aggregate book value of the MCM common stock after the dividend payment is less than $5,000,000. In making their determination of value, FMB and MCM further considered that:

- the Reorganization Agreement was negotiated on an arms-length basis by the senior officers of FMB and MCM with the assistance and advice of legal and financial advisors,
- neither FMB nor MCM was under any obligation to negotiate or enter into a transaction with each other or any other party
- neither of them is subject to any financial emergency or other, similar exigency,
- the Reorganization Agreement was approved by the board of directors of each of FMB and MCM in the exercise of their fiduciary duties to their respective companies and shareholders, and
- the Reorganization Agreement and the transactions contemplated thereby are subject to the approval of each company's shareholders.

In addition, information relating to sales of MCM's common stock over the past year, as well as the most recent appraisal of the value of MCM stock held by the MCM ESOP supports compliance with Regulation A. Purchases and sales of shares of MCM's common stock are reported in the "Pink Sheets" through the Internet site www.pinksheets.com. The following table contains data with respect to sales of MCM common stock since January 1, 2005. The data were derived from information contained on www.pinksheets.com (cited as "Pink Sheets") and from information obtained by MCM management (cited as "MCM"). Information obtained from the Pink Sheets reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. MCM has no information to suggest that any of the sales described below were not bona fide sale transactions.

MCM Stock Sales Data

Date	Price per Share	Shares	Source
1/11/2005	$27.57	18	MCM
4/20/2005	15.00	5,000	MCM
4/26/2005	13.25	180	Pink Sheets
4/27/2005	13.35	497	Pink Sheets
5/31/2005	20.00	180	Pink Sheets
6/28/2005	28.00	700	Pink Sheets
9/15/2005	20.25	577	Pink Sheets
10/25/2005	19.50	400	Pink Sheets
11/1/2005	19.90	1,200	Pink Sheets
11/14/2005	Unknown	50	MCM
3/17/2006	20.30	250	Pink Sheets
4/17/2006	20.50	250	Pink Sheets

The weighted average price for all sales since January 1, 2005 (excluding the November 14, 2005 transaction) is $17.43 per share, which would result in an aggregate value for all of MCM's common stock of $3,147,061 (this calculation excludes the 3,344 shares of MCM held by FMB, which are discussed below). The weighted average price for all sales after the date of the Reorganization Agreement (again excluding the November 14, 2005 transaction) is $21.58, which would result in an aggregate value for all of MCM's common stock of $3,896,136 (again excluding the MCM shares held by FMB). Both of these amounts demonstrate compliance with Regulation A. Also, the most recent appraisal obtained by MCM of the value of the MCM stock owned by MCM's ESOP concluded that, as of December 31, 2004, the ESOP's shares of MCM had a per share market value of $24.00, which would result in an aggregate value for all of MCM's common stock of $4,412,832. (Since this appraisal was based on December 31, 2004 financial information, its significance as a guide to the value of MCM's stock may be limited.) Finally, shares of MCM common stock owned by FMB, 3,334 shares or approximately 1.8% of the outstanding MCM common stock, will be cancelled in the reorganization, thereby reducing the value FMB receives in exchange for the shares FMB will issue in the MCM Merger.

Finally, in analyzing our compliance with Regulation A, we have taken into consideration the information contained in Note 2, Calculation of the Cost of Acquisition and Negative Goodwill, to the Unaudited Pro Forma Combined Consolidated Financial Information, which contains a preliminary calculation of the cost of the reorganization (including the FMB Bank Merger and Purchase and Assumption). Note 2 and the related pro forma combined consolidated financial information explain the accounting entries required to record the transactions. Thus, for FMB, the cost of the reorganization is presented as the market value of the common stock it is issuing plus transaction expenses and minus the benefit FMB is obtaining from the FMB Bank Merger and Purchase and Assumption. While the value of the stock FMB is issuing in the proposed transaction is estimated for purposes of Note 2 as $4,968,000, the amount actually recorded on FMB's financial statements will be based upon the value of the stock as of the closing date. Because the price at which FMB's stock is traded tends to be the book value per share of such stock, FMB expects that this amount will be the book value of the stock as of the closing date. This amount may be greater than, or less than, $4,968,000. FMB's transaction cost must then be allocated to the assets and liabilities being acquired; because the cost of the reorganization – including transaction expenses – totals $5,205,000, the value of the purchase accounting adjustments must also total $5,205,000.

As described above, compliance with the Regulation A $5,000,000 limitation is based upon an analysis of the value of the consideration received for the stock we issue. In other words, the focus of limitation is upon the benefits received by the issuer in the transaction, not the cost of the transaction to the issuer. There may, however, be valuations that result in the transactions contemplated by the Reorganization Agreement exceeding the Regulation A limitations. For example, in the Unaudited Pro Forma Combined Consolidated Financial Statements prepared in connection with the reorganization, the total cost to FMB of the reorganization is currently estimated to be $5,205,000. That amount also may be viewed as the estimated value of MCM. The SEC or an acquiror of FMB common stock in this offering could assert that such amount is the actual aggregate offering price of the FMB common stock being issued in connection with the reorganization. Further, there may be valuations other than the valuations described above that result in the transactions contemplated by the Reorganization Agreement exceeding the Regulation A limitations.

For the reasons described above, FMB believes that the value of the MCM stock established by them in the Reorganization Agreement satisfies the requirements of Regulation A. It is possible, however, that the SEC or a person who acquires FMB common stock in the offering could claim that the aggregate offering price exceeded the $5,000,000 limitation. If a claim of a violation of the Regulation A limitation were made and ultimately proved successful, FMB would be liable to the persons who acquired stock in the offering for rescission of the sale of FMB common stock. The applicable limitation period for the bringing of any such possible claim generally is one year after the violation upon which the claim is based and three years after the sale was bona fide offered to the public. Further, if it is determined that FMB offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators such as the SEC could impose monetary fines or other sanctions as provided under these laws. If such a claim were to be made in the future and proved successful and FMB ultimately was required to rescind one or more purchases and sales of its common stock being offering under this Offering Circular or to pay administrative fines or other penalties, it could have a material adverse effect on FMB's financial condition and results of operations due to the costs to FMB to purchase the shares of stock issued in connection with the reorganization and the time and effort that FMB's management would be required to expend in addressing the claims.

BUSINESS AND PROPERTIES OF FMB

General

FMB is a Missouri corporation organized on October 2, 1998 for the purpose of serving as a bank holding company for FMB Bank. FMB Bank received its charter on December 31, 1870 and opened for business on January 10, 1871. FMB owns 100% of the issued and outstanding capital stock of FMB Bank.

FMB Bank, which currently is FMB's only subsidiary, is headquartered in Hannibal, Missouri and provides general banking services to the public in the form of consumer and business deposit accounts and loans. FMB Bank currently conducts its operations through its main office and its two branch offices located in Hannibal, Missouri and loan production offices in O'Fallon, Missouri and Quincy, Illinois. F&M Financial offers investment products (including mutual funds and annuities) from its Hannibal, Missouri office and from its O'Fallon, Missouri office.

The FMB Bank loan production offices originate loans for FMB Bank. FMB Bank's O'Fallon, Missouri loan production office originates and closes loans secured by real estate. FMB Bank's Quincy, Illinois loan production office originates and closes commercial loans.

At December 31, 2005, FMB had total consolidated assets of approximately $89.6 million, total consolidated net loans of approximately $67.0 million, total consolidated deposits of approximately $72.0 million and total consolidated stockholders' equity of approximately $9.2 million.

FMB's Business

FMB Bank operates as an independent community bank, serving the commercial banking and related needs of individuals, small- and medium-sized businesses, professional organizations and governmental and public entities located in its market area by providing a range of commercial and consumer banking services. FMB Bank offers a range of deposit services, including interest-free checking accounts, interest-bearing checking accounts which we refer to as NOW accounts, savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit.

FMB Bank attempts to tailor its transaction accounts and time certificates to the principal market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. FMB Bank solicits these accounts from individuals, businesses, organizations and governmental authorities.

FMB Bank also offers a range of short- to intermediate-term commercial and personal loans and fixed- and adjustable-rate mortgage loans. FMB Bank makes personal loans directly to individuals for various purposes, including purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvements, education and personal investments. FMB Bank makes commercial loans primarily to small- and medium-sized businesses. These loans may be secured or unsecured and are available for general operating purposes, acquisition of fixed assets (including real estate), purchases of equipment and machinery, financing of inventory and accounts receivable, as well as any other purpose considered appropriate. Approximately 94% of FMB Bank's loans are secured loans in which the borrower has pledged collateral to secure payment and approximately 6% are unsecured.

Over the last five years, FMB's total consolidated assets have decreased by 8% from approximately $97 million at the end of 2000 to approximately $90 million at the end of 2005. This decrease was caused by the increased competition caused by other depository institutions' moving into the Hannibal, Missouri area. FMB expects that increased competition to continue to affect FMB's total consolidated assets, but FMB also expects growth in the O'Fallon, Missouri area to continue to positively affect FMB's total consolidated assets. During the last five years, total consolidated loans increased 4% and total consolidated deposits decreased 10%. At year end 2005, on a consolidated basis FMB had 41 full-time equivalent employees, up from 38 full-time equivalent employees at the end of 2000. In the past five years, FMB Bank has expanded from four locations to five locations, with a new loan production office opening in O'Fallon, Missouri in 2004.

FMB Premises

FMB's main office is located at 505 Broadway, Hannibal, Missouri 63401. FMB owns its main office building and the real property upon which it is located free of any liens and other encumbrances.

FMB Bank owns its two branch banking facilities in Hannibal, Missouri, each of which is free of any liens and other encumbrances. FMB Bank rents loan production offices in O'Fallon, Missouri and Quincy, Illinois.

The original lease term for the O'Fallon office is three years, extending through April 15, 2007. The lease provides two renewal options with terms of one year each, and the current rent is $2,234.38 per month.

The original lease term for the Quincy facility is two years, extending through April 1, 2007. The lease provides three renewal options with terms of one year each, and the current rent is $2,450.00 per month.

FMB Products and Services

FMB Bank offers the following deposit products: (1) checking accounts (including free checking), (2) money market accounts, and (3) savings accounts. The interest, if any, FMB Bank pays on these products fluctuates based upon market rates in its area and general economic conditions.

FMB Bank offers the following lending products: (1) cash reserve accounts, (2) commercial construction loans, (3) secured commercial loans, (4) consumer installment loans secured by deposit accounts, (5) unsecured consumer installment loans, (6) fixed rate and adjustable rate real estate loans and (7) home equity loans. As with FMB Bank's deposit products, the interest payable on these products fluctuates based upon market rates in its area and general economic conditions. The business loans made by FMB Bank include short-term loans for working capital, medium-term loans for equipment purchases, and long-term loans secured by fixed assets. The consumer loans made by FMB Bank include credit cards, student loans, loans for automobile purchases, home improvements and residential real estate.

FMB Bank offers the following services: (1) limited Internet banking services, (2) ATM/debit cards with Visa logo, (3) bank ATM cards and (4) "smart response" automated telephone account inquiry.

FMB Bank, through its trust department, provides a broad range of fiduciary services, including estate administration, escrow agency and service as a fiduciary under employee benefit plans. F&M Financial offers investments in mutual funds and annuities.

FMB Competition

The Hannibal, Missouri banking market (which the FDIC defines as Marion County, Ralls County and the Monroe Township in Monroe County, Missouri) had approximately $539.28 million in deposits as of June 30, 2005 (the most recent date for which such information is available). FMB's consolidated deposit base was $71.71 million as of that date. As a result, FMB had approximately 13.30% of all deposits in the Hannibal, Missouri banking market as of June 30, 2005.

The competition for deposits in the Hannibal, Missouri area has increased in recent years. For decades, only five depository institutions competed for deposits in that area. Since 2000, six more depository institutions have moved into the Hannibal, Missouri area. All of the depository institutions now present in the Hannibal, Missouri area are actively soliciting deposits.

The principal methods FMB uses to maintain continued growth in its existing market area is partnerships with people, businesses and organizations in those communities and occasional newspaper advertising. FMB Bank has focused primarily on deposits, loans and asset management services for consumers and currently is working to expand its commercial customer base.

Recognizing the need to grow FMB Bank's business from its existing customer base and to continue attracting new customers, FMB Bank is devoting more time and resources to FMB Bank's sales and marketing efforts. FMB Bank's plans are to continue growing its loan portfolio, improving efficiencies, increasing customer retention and enhancing profitability. FMB Bank's loan portfolio has grown from $66 million as of December 2004 to $67 million as of December 2005. The activities of FMB Bank's loan production offices in O'Fallon, Missouri and Quincy, Illinois also have contributed to FMB Bank's growing loan portfolio.

Both FMB and MCM have operated in Hannibal, Missouri for well over 100 years, but they have tended to concentrate in different types of business. For example, FMB has a larger concentration of checking customers (both consumer and business) than MCM while MCM has a larger concentration of time deposits than FMB. Further, FMB has invested most of its assets in commercial loans and MCM has invested most of its assets in mortgage loans or securities. The two institutions serve different segments of the local market and seldom come in direct competition with each other. After the reorganization, customers should see little difference in the competition in the local market that currently has many banking franchises.

The reorganization should allow the resulting entity's balance sheet to be more diversified than either FMB or MCM currently is on a stand-alone basis. MCM should benefit from the stronger combined equity capital position, and FMB should benefit from the higher yielding MCM loan portfolio.

The reorganization should allow for one of FMB's and MCM's current Broadway locations in Hannibal to cease its retail banking operations. No customers would be inconvenienced because there will be a location already established just two blocks away. The elimination of one retail branch operation will help the combined overhead, and additional savings will be realized from a reduction in the relative data and item processing costs.

FMB Marketing

FMB Bank markets its products and services through a variety of different mediums and methods. FMB Bank primarily depends on its employees to provide customers with a high level of financial service. In addition, FMB Bank uses some advertising to increase name recognition but primarily relies upon an "Officer Calling Program." FMB Bank's advertisements are placed in newspapers and other written publications and on radio and cable television, and FMB Bank also engages the services of creative consultants to assist FMB Bank with its advertising efforts. FMB Bank requires officers to call upon customers at their place of business to solicit banking business. In 2004, FMB Bank made over 230 calls to customers, and in 2005 FMB Bank made 391 calls to customers. FMB Bank's management has found that the officers who make the most calls upon customers typically produce the most banking business for FMB Bank, but FMB Bank otherwise does not record the productivity of each of these calls.

FMB Bank markets its products and services with the intent of gaining market share in the areas it operates. FMB Bank also uses indirect methods of marketing to promote itself as an active and strong supporter of the communities in which it does business. This activity consists primarily of monetary donations, volunteer assistance and promotional gifts.

FMB Employees

As of May 31, 2006, on a consolidated basis FMB employed 38 full-time employees and 4 part-time employees. Of FMB's 42 employees, seven serve in administrative capacities, nineteen serve in operations, eight serve in lending capacities, five serve in clerical capacities, one serves in trust capacities and two are retail investment sales representatives.

FMB and MCM do not currently anticipate any material changes in employment matters during the first twelve months after the reorganization.

None of FMB's employees are subject to a collective bargaining agreement. FMB considers its relationship with its employees to be good.

FMB Market Area

Through its current main office and branch offices, FMB Bank serves Marion County, Missouri (the county in which the main office and both Hannibal branches are located), St. Charles County, Missouri (the county in which the O'Fallon loan production office is located) and Adams County, Illinois (the county in which the Quincy loan production office is located).

Marion County, Missouri, the location of FMB Bank's main office and branches, has a population of approximately 28,410 people. As of June 30, 2005 (the most recent date for which such information is available), there were about $306.46 million of deposits at the 8 commercial banks or savings associations with locations in Hannibal.

St. Charles County, Missouri, the location of FMB Bank's O'Fallon loan production office, is approximately 100 miles south of Hannibal, Missouri and has a population of approximately 320,734 people. As of June 30, 2005, there were about $539.45 million of deposits at the 16 commercial banks or savings associations with locations in O'Fallon.

Adams County, Illinois, the location of FMB Bank's Quincy loan production office, is approximately twenty miles northeast of Hannibal, Missouri and has a population of approximately 66,916 people. As of June 30, 2005, there were about $1.28 billion of deposits at the 10 commercial banks or savings associations with locations in Quincy.

The Hannibal, Missouri banking market is highly competitive. Since June 1, 2003, two credit unions and two commercial banks have moved into the Hannibal market and one commercial bank outside the Hannibal market has added a second branch in Hannibal. As of June 30, 2005, eleven commercial banks and savings institutions operated twenty-four offices in Marion County; thirty-two commercial banks and savings institutions operated eighty-three offices in St. Charles County and eighteen commercial banks and savings institutions operated forty-three offices in Adams County. In addition to competition from commercial banks and savings institutions, FMB also faces significant competition from credit unions, finance companies, insurance companies, mortgage companies, securities brokerage firms, money market mutual funds, loan production offices and other providers of financial services. These entities generally have greater financial resources than those available to FMB.

Supervision and Regulation of FMB and FMB Bank

FMB and FMB Bank are regulated extensively under both federal and state law. Laws and regulations to which FMB and FMB Bank are subject govern, among other things, the scope of business, investments, reserve levels, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers and consolidations and the payment of dividends. These laws and regulations are intended to protect depositors, not stockholders. The effect of these statutes, regulations and policies can be significant and cannot be predicted with a high degree of certainty.

Bank Holding Company Regulation

FMB is a registered bank holding company under the Federal Bank Holding Company Act of 1956, referred to as the BHCA. Under the BHCA, FMB is subject to periodic examination by the Federal Reserve Board (which we may also refer to as the FRB) and is required to file periodic reports of operations.

Under the BHCA, a bank holding company must obtain approval from the FRB before: (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. The FRB will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers.

The BHCA also prohibits, with certain exceptions, a bank holding company from (1) acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company and (2) engaging, directly or indirectly, in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries, except that bank holding companies may engage in, and may own shares of companies engaged in, certain businesses found by the FRB to be closely related to the business of banking or of managing or controlling banks. Under the FRB's current regulations, FMB would be permitted to engage in, among other activities, such banking-related businesses as the operation of a savings association, sales and consumer finance, equipment leasing, the operation of a computer service bureau, including software development and mortgage banking and brokerage.

Federal legislation also prohibits acquisition of "control" of a bank or bank holding company without prior notice to the FRB. "Control" is defined in certain cases as acquisition of 10% of the outstanding shares of a bank or bank holding company.

Following completion of the reorganization, FMB will be savings and loan holding company subject to regulations by the OTS rather than a bank holding company subject to regulations by the FRB.

Bank Regulation

FMB Bank is subject to the examination, supervision, reporting and enforcement requirements of the FDIC and the Missouri Division of Finance, which is the chartering authority for Missouri banks.

FMB Bank's deposit accounts are insured by the FDIC to a maximum of $100,000 for each insured depositor. Deposit insurance premiums are based on the perceived risk each bank presents. The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Neither FMB Bank nor FMB Bank's management is aware of any activity or condition that could result in termination of FMB Bank's deposit insurance.

Under Missouri law, a bank may declare dividends only out of net profits after deduction of losses and bad debts, subject to required transfers to surplus if the surplus account is exceeded by the capital account. The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations.

Following completion of the reorganization, MCM will own all of FMB Bank's assets (except its charter) and liabilities and will be subject to regulations by the OTS and not the Missouri Division of Finance.

Community Reinvestment Act Requirements

The Community Reinvestment Act of 1977, which we refer to as the CRA, requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Under the CRA, financial institutions are evaluated and assigned a rating of "Outstanding", "Satisfactory", "Needs to Improve", or "Substantial Noncompliance". The Federal Reserve Bank of St. Louis completed its most recent CRA Performance Evaluation of FMB Bank in April 2002. That evaluation resulted in FMB Bank receiving a rating of "Satisfactory".

Federal Savings Association Holding Company Regulation

Following the reorganization, FMB will be a non-diversified unitary savings and loan holding company within the meaning of federal law. The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings association after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Following the reorganization, upon any non-supervisory acquisition by FMB of another savings association as a separate subsidiary, FMB would become a multiple savings and loan holding company and would be limited to activities permitted multiple holding companies by OTS regulation. However, the OTS has issued an interpretation concluding that multiple savings holding companies may also engage in activities permitted for financial holding companies, including lending, trust services, insurance activities and underwriting, investment banking and real estate investments.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company without prior written approval of the OTS and from acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The OTS may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions, (1) the approval of interstate supervisory acquisitions by savings and loan holding companies and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Following the reorganization, FMB Bank would be required to notify the OTS thirty days before declaring any dividend to FMB. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Following the reorganization, under the federal Change in Bank Control Act, referred to as the CIBCA, a notice must be submitted to the OTS if any person (including a company) or group acting in concert seeks to acquire 10% or more of FMB's outstanding voting stock, unless the OTS has found that the acquisition will not result in a change in control of FMB. Under the CIBCA, the OTS has sixty days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effect of the acquisition. Any company that so acquires control would then be subject to regulations as a savings and loan holding company.

Regulation by the OTS

Federal savings associations generally are required under federal law to focus more of their business in the areas of home mortgage and other retail lending. Commercial banks are not so limited in their lending business. Federal savings associations have greater authority, however, to engage in interstate branching and thus, subject to regulatory approval, have the authority to establish de novo branches in states in which a commercial bank would not be so authorized. Upon completion of the reorganization, FMB will be a savings and loan holding company subject to the supervision and regulation of the OTS. Prior to the reorganization, FMB was a bank holding company subject to the supervision and regulation of the FRB. FMB does not believe there will be a material difference in being regulated by the OTS rather than the FRB, and FMB does not believe that being subject to federal lending requirements for federal savings associations will cause a material impact upon the operations of the resulting institution following the reorganization. One potential difference, however, is that a bank holding company is subject to consolidated capital requirements to which a savings and loan holding company is not subject. Upon completion of the reorganization, as a savings and loan holding company, FMB will not be subject to minimum regulatory capital requirements, although F&M Bank and Trust Company, as a federal savings association, will be subject to such requirements.

FMB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis is intended to assist FMB shareholders and MCM shareholders in understanding FMB's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and related notes and the other statistical information included elsewhere in this joint proxy statement/offering circular.

Overview

FMB's profitability depends primarily on its net interest income, which is the difference between the interest income it earns on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-bearing liabilities and the interest rates earned or paid on these balances and by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on these balances.

FMB's profitability is also affected by the level of noninterest expense and noninterest income. Noninterest expense consists of salaries and employee benefits, occupancy related expenses, deposit insurance premiums paid to the Bank Insurance Fund and other operating expenses. Noninterest income consists of service charges on deposit accounts, fiduciary fees, lease fees, realized gains on available for sale securities and miscellaneous income.

The operations of FMB are significantly influenced by general economic conditions, competition in the local market place and related monetary and fiscal policies of financial institution regulatory agencies. Deposit flows and cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

The Hannibal, Missouri area, the primary market area in which FMB competes, is very competitive, especially for loans. There are 11 financial institutions with 24 locations in the two county market area, an area with virtually no economic or population growth. FMB opened loan production offices in Quincy, Illinois and O'Fallon, Missouri, an area of rapid growth, in order to increase lending opportunities. There is an ample supply of deposits in FMB's market area. Due to the increase in the number of financial institutions in that market area, deposits are competitively priced.

Service fees constitute a large percentage of noninterest income. FMB has several types of noninterest income. Service charges on deposit accounts consist of fees on overdrawn checking and money market accounts, fees on accounts below a required minimum balance and fees on inactive accounts. FMB also receives fees for providing fiduciary services. Fees and commissions on brokerage activities reflect income from sales of mutual funds and other non-insured products.

Gain or loss on securities available for sale is recognized when such securities are sold for liquidity or asset/liability management purposes. Gain of securities available for sale is not a stable source of income, and there is no assurance FMB will generate such gains in the future.

The primary regulator of the institution resulting from the reorganization will be the OTS. The primary difference between how FMB is regulated now and how that institution will be regulated will be that that institition will be required to satisfy the qualified thrift lender test. At December 31, 2005, MCM met that test, and the institution resulting from the reorganization is expected to meet that test by maintaining at least 65% of its portfolio assets in qualified thrift investments. Based on current regulations, the capital requirements of FMB will not change significantly. FMB will be subject to new regulations which could affect the composition of assets and operations after completion of the reorganization. Because FMB's composition of assets and operations following the reorganization are anticipated to fall within those new regulations, FMB does not believe those new regulations will require FMB to alter its composition of assets or its operations.

Return on assets, the level of recurring operating income and other performance measures have declined in recent years due to the growing competition in the Hannibal, Missouri area with limited opportunities. FMB expanded into the Quincy, Illinois area in 2000 and into the O'Fallon, Missouri area in 2004 and, as a result, has added approximately $15 million in loans to FMB's portfolio as of December 31, 2005 and a limited amount of gain on sales of loans.

FMB's expansion into the Quincy, Illinois and O'Fallon, Missouri areas have helped to diminish the negative affects of the increasingly competitive Hannibal, Missouri banking market. FMB estimates that if it had not expanded into the Quincy, Illinois and O'Fallon, Missouri areas, its total loans would have decreased from approximately $63 million in 2000 to $52 million in 2005. FMB estimates that because of the loans processed through the Quincy, Illinois and O'Fallon, Missouri offices, FMB's loans actually have increased from $63 million in 2000 to $65 million in 2005.

Critical Accounting Policies

The accounting and reporting policies of FMB were prepared in accordance with accounting principles generally accepted in the United States of America, which we refer to as US GAAP, and to general practices within the financial services industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. FMB's management has identified the accounting policies described below as those that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of the FMB's financial statements and management's discussion and analysis.

Income Recognition

FMB recognizes interest income by methods conforming to US GAAP that include general accounting practices within the financial services industry. Interest income on loans and investments is recognized by methods that result in level rates of return on principal amounts outstanding, including yield adjustments resulting from the amortization of loan costs and premiums on investments and accretion of loan fees and discounts on investments.

In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 90 days past due, the accrual of interest is discontinued. In addition, previously accrued interest deemed uncollectible that was recognized in income is reversed. Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured. A nonaccrual loan is restored to accrual status when it is brought current or has performed in accordance with contractual terms for a reasonable period of time and the collectibility of the total contractual principal and interest is no longer doubtful.

Allowance for Loan Losses

Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. FMB considers a loan to be impaired when, based on current information and events, it is probable that FMB will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single-family loans and troubled debt restructurings. Such loans are generally placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses.

Allowances for losses are available to absorb losses incurred on loans and represent additions charged to expense, less net charge-offs. The allowances are evaluated on a regular basis by management and are based on management's periodic review of the collectibility of loans, in light of historical experience, fair value of the underlying collateral, changes in the types and mix of loans originated and prevailing economic conditions.

Effect of Exceeding Limits on the Consideration Received in the Offering of FMB Common Stock in Connection with the Reorganization

The offering of FMB's common stock in connection with the Reorganization is being undertaken pursuant to an exemption from the registrations requirements under the federal securities laws. As discussed above, this exemption, Regulation A, is available only if the sum of all cash and other consideration that we may receive for the securities offered ("aggregate offering price") does not exceed $5,000,000 less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A. FMB and MCM believe that the value of MCM stock established by them in the Reorganization Agreement satisfies the requirements of Regulation A.

There may, however, be valuations other than the valuations described above that result in the transactions contemplated by the Reorganization Agreement exceeding the Regulation A limitations. For example, in the Unaudited Pro Forma Combined Consolidated Financial Statements prepared in connection with the reorganization, the total cost to FMB of the reorganization is currently estimated to be $5,205,000. That amount also may be viewed as the estimated value of MCM. Further, there may be valuations other than the valuations described above that result in the transactions contemplated by the Reorganization Agreement exceeding the Regulation A limitations.

It is possible that the SEC, or a person who acquires FMB common stock in the offering, could claim that the aggregate offering price exceeded the $5,000,000 limitation. If a claim of a violation of the Regulation A limitation were made and ultimately proved successful, FMB would be liable to the persons who acquired stock in the offering for rescission of the sale of FMB common stock. The applicable limitation period for the bringing of any such possible claim generally is one year after the violation upon which the claim is based and three years after the sale was bona fide offered to the public. Further, if it is determined that FMB offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators such as the SEC could impose monetary fines or other sanctions as provided under these laws. If such a claim were to be made in the future and proved successful and FMB ultimately was required to rescind one or more purchases and sales of its common stock being offering under this Offering Circular or to pay administrative fines or other penalties, it could have a material adverse effect on FMB's financial condition and results of operations due to the costs to FMB to purchase the shares of stock issued in connection with the reorganization and the time and effort that FMB's management would be required to expend in addressing the claims.

Liquidity and Capital Requirements

FMB's primary sources of funds consist of deposits bearing market rates of interest and loan repayments. FMB has consistently used borrowings from the Federal Home Loan Bank of Des Moines as an additional source of funds. FMB uses its liquidity resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to fund existing and future loan commitments and to maintain liquidity. It is the policy of FMB to monitor its liquidity to meet regulatory requirements and its local funding requirements.

FMB does not expect any significant changes in liquidity or capital after the reorganization. Components of interest-bearing assets change from time to time based on the availability, quantity, quality and interest rates of such assets. Components of interest-bearing liabilities also change based on local market rates on deposits. FMB generally borrows from the FHLB where the cost of advances is lower than the overall cost of retail deposits. Historically, maturing certificates of deposit have been rolled over to new deposits unless FMB modified its strategy with respect to funding source, such as a switch to FHLB advances, asset/liability management strategy, such as planned shrinkage of assets or promotion of a different deposit product.

Subject to completion of the reorganization, FMB expects to convert the Quincy, Illinois loan production office to a full service branch in 2006 and the O'Fallon, Missouri loan production office to a full service branch in 2007. Estimated capital expenditures for both offices are expected to be less than $100,000.

Following is a summary of FMB Bank's regulatory capital and capital requirements at December 31, 2005:

	Tangible Capital	Core/ Leverage Capital	Tier I Risk-Based Capital	Total Risk-Based Capital
		(Dollars in thousands)		
Stockholders' equity	$ 9,248	9,248	9,248	9,248
Unrealized losses on investment securities	76	76	76	76
General valuation allowance (limited)	-	-	-	817
Regulatory capital	$ 9,324	$ 9,324	$ 9,324	$ 10,141
Total average assets	$86,563	$86,563	$86,563	$86,563
Risk-weighted assets	$64,005	$64,005	$64,005	$64,005
Capital ratio	10.80%	10.80%	14.57%	15.85%
Regulatory capital requirement	1.50%	4.00%	N/A	8.00%
Prompt corrective action requirement to be "well-capitalized"	N/A	5.00%	6.00%	10.00%

Asset/Liability Management

The principal operating objective of FMB is the achievement of a positive interest rate spread (the difference between the weighted average yield on interest-bearing assets and weighted average rate paid on interest-bearing liabilities) that can be sustained during fluctuations in prevailing interest rates. Banks have generally sought to reduce their exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which their interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms.

The asset/liability strategy of FMB is to manage interest-rate risk by originating primarily adjustable-rate loans for portfolio, originate long-term fixed rate loans for sale in the secondary market and retain a limited quantity of such loans in the portfolio, and obtain intermediate term FHLB advances. FMB occasionally offers rates on certificates of deposit designed to obtain longer-term deposits. FMB seeks to match interest rate sensitivity on interest-bearing assets and liabilities to the extent practical in order to limit exposure to changes in interest rates.

In order to increase the interest rate sensitivity of its assets, FMB has also maintained a consistent level of short and intermediate-term investment securities and other assets. At December 31, 2005, FMB had $8,736,000 of investment securities maturing within one year and $5,297,000 of investment securities maturing within one to five years. In addition, FMB has undertaken various marketing programs and interest rate strategies from time to time in order to extend the term of its deposit liabilities, such as offering an attractive interest rate on longer-term certificates.

Yields Earned and Rates Paid

Banks have traditionally used the difference between the weighted average yield on interest-earning assets and weighted average rate paid on interest-bearing liabilities, or interest rate spread, as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets" which represents net interest income divided by average interest-earning assets. The following tables present for the periods and at the dates indicated the weighted average yields earned on FMB's interest-earning assets, the weighted average interest rates paid on FMB's interest-bearing liabilities, the interest rate spread and the net yield on interest-earning assets. Average balances are derived from month-end balances. Daily balances are not available from the outside service bureau. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

Tax-exempt interest on loans and securities amounted to $69 and $17 for the years ended December 2005 and 2004, respectively. Yields in the following tables have not been computed on a tax-equivalent basis. Tax-exempt interest did not have a significant effect on the average income tax rates for the years ended December 31, 2005 and 2004. Tax-exempt income, however, represents a very small percentage of FMB's total interest income.

	Year Ended December 31,					
	2005			2004		
	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance
			(dollars in thousands)			
Loans	$ 3,963	5.67%	$ 69,857	$ 3,494	5.43%	$ 64,396
Securities	435	3.99%	10,899	442	3.79%	11,677
Other interest-earning assets	55	3.07%	1,792	11	1.48%	742
Total interest-earning assets	$ 4,453	5.39%	$82,548	$ 3,947	5.14%	$ 76,815
Deposits	1,137	1.92%	59,326	817	1.47%	55,398
Borrowings	283	3.57%	7,926	142	2.46%	5,762
Total interest-bearing liabilities	1,420	2.11%	$ 67,252	$ 959	1.57%	$ 61,160
Net interest income	3,033			$ 2,988		
Interest rate spread		3.28%			3.57%	
Net yield on average interest-earning assets		3.67%			3.89%	
Ratio of interest-earning assets to average interest-bearing liabilities			122.74%			125.60%

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., change in average balances multiplied by the prior-year average rate), (ii) changes attributable to rate (i.e., change in average rates multiplied by the prior-year average balance) and (iii) changes attributable to rate-volume (i.e., change in average balances multiplied by change in average rates).

	Year Ended December 31, 2005 vs. 2004			
	Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(Dollars in thousands)			
Interest-earning assets:				
Loans	$ 301	$ 155	$ 13	$ 469
Securities	(30)	25	(2)	(7)
Other interest-earning assets	17	10	17	44
Total interest-earning assets	$ 288	$ 190	$ 28	$ 506
Interest-bearing liabilities:				
Deposits	$ 58	$ 244	$ 18	$ 320
Advances from FHLB	53	64	24	141
Total interest-bearing liabilities	$ 111	$ 308	$ 42	$ 461
Change in net interest income	$ 177	$ (118)	$ (14)	$ 45

Financial Condition

Comparison of Balance Sheets as of December 31, 2005 and 2004

At December 31, 2005 compared to December 31, 2004, total consolidated assets increased approximately $3.4 million to $89.6 million. The increase in total consolidated assets was due primarily to loan growth and increased cash.

Cash and cash equivalents at December 31, 2005 totaled $5.6 million, an increase of $1.5 million or 36.7% compared to the balance at December 31, 2004. Investment securities increased $430,000 at December 31, 2005 compared to December 31, 2004.

Cash and cash equivalents increased from $4,075,000 at December 31, 2004 to $5,571,000 at December 31, 2005 due primarily to an increase in Federal funds sold. Due to higher interest rates on overnight funds at December 31, 2005 compared to December 31, 2004, Federal funds sold increased from $1,274,000 for 2004 to $2,437,000 for 2005. The level of cash and cash equivalents is affected by interest rates available on short-term assets and deposit activities of customers.

Loans receivable at December 31, 2005 totaled $67.0 million, an increase of $1.0 million or 1.5% compared to December 31, 2004. The increase in loans receivable is primarily due to increased business in FMB Bank's O'Fallon, Missouri office.

The Quincy and O'Fallon loan production offices have generated sufficient new loan originations for FMB to realize slight overall growth in its loan portfolio. Loans generally carry a higher interest rate than other interest-bearing assets such as cash equivalents or investment securities. FMB seeks to increase loans meeting underwriting and asset/liability guidelines wherever possible in order to maintain or improve earnings.

Other assets increased from $342,000 at December 31, 2004 to $960,000 at December 31, 2005. Deferred reorganization costs for 2005 were $290,000 compared to none for 2004. In addition, due from Northern Trust Company's Benchmark Money Market Fund related to customer sweep accounts was $524,000 for 2005 compared to $185,000 for 2004.

Deposits totaled $72.0 million at December 31, 2005, an increase of $1.8 million compared to December 31, 2004 due to an increase in commercial deposits. In addition, FMB's local deposit market is very competitive, with depository institutions routinely offering more attractive interest rates and terms in an attempt to gain a greater share of the local market's deposits, and FMB will at times lose deposits to financial institutions then paying the highest and most attractive interest rates and terms. If needed, management believes it can raise FMB's interest rates or match local deposit rates to attract new funds or retain existing deposits.

Advances from the Federal Home Loan Bank increased $1.5 million to $8.1 million at December 31, 2005 compared to December 31, 2004. The increase in Federal Home Loan Bank advances is primarily due to the funding of residential loans. The advances from the Federal Home Loan Bank were obtained through FMB's variable rate open line of credit as well as fixed rate notes. Other liabilities increased from $49,000 at December 31, 2004 to $55,000 at December 31, 2005 due to timing of payment of accrued expenses.

Total stockholders' equity at December 31, 2005 remained at $9.2 million, unchanged from at December 31, 2004.

For the twelve months ended December 31, 2005, shares repurchased and dividends paid amounted to $81,000 and $133,000, respectively. For the twelve months ended December 31, 2004, shares repurchased and dividends paid amounted to $102,000 and $129,000, respectively. FMB has historically paid a dividend on common stock. FMB established the holding company structure in order to increase liquidity and purchases of shares of its common stock from time to time. Factors affecting payment of dividends include earnings and capital position. Factors affecting share repurchases include earnings, capital position, and number of shares and price of shares available for purchase. For the twelve months ended December 31, 2005, FMB believed existing levels of excess capital, earnings, adequacy of reserves, and projected local and national economic conditions were sufficient to justify its share repurchases and dividends paid. For the twelve months ended December 31, 2004, FMB believed existing levels of excess capital, earnings, adequacy of reserves, and projected local and national economic conditions were sufficient to justify its share repurchased and dividends paid.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

FMB's net income totaled $344,000 for the year ended December 31, 2005, an increase of $74,000 or 27.0% from the $270,000 of net income recorded for the year ended December 31, 2004. The increase in net income was primarily due to a reduction in the provision for loan losses.

Interest income increased from $3,947,000 for the year ended December 31, 2004 to $4,453,000 for the year ended December 31, 2005 due primarily to higher interest rates, and to a lesser extent higher average balances. Interest and dividends on investments securities was relatively unchanged. A decrease in the average balance of investment securities was offset by an increase in average interest rate. Other interest income increase substantially from $11,000 for the year ended December 31, 2004 to $55,000 for the year ended December 31, 2005 due to substantially higher average balance and interest rates. Components of interest income vary from time to time based on market interest rates on loans, investment securities and other interest-earning assets.

Interest expense increased from $960,000 for the year ended December 31, 2004 to $1.4 million for the year ended December 31, 2005 due to then-existing certificates of deposits maturing and re-pricing at higher interest rates. Also contributing to that increase was that interest rates rose incrementally throughout 2005, which affects savings accounts and NOW accounts, and that borrowing rates from the FHLB increased.

Net interest income for the year ended December 31, 2005 totaled $3.0 million, unchanged from the year ended December 31, 2004. Interest and fees on loans increased from $3,494,000 at December 31, 2004 to $3,963,000 at December 31, 2005. The increase was due to increased interest rates on FMB's loan portfolio. Interest on securities decreased from $442,000 at December 31, 2004 to $435,000 at December 31, 2005 due to a higher average balance and a slight increase in average interest rate. Interest on other interest income increased from $11,000 at December 31, 2004 to $55,000 at December 31, 2005 due to substantially higher average balance and interest rates on short-term investments.

Based upon analysis of historical experience, the volume and type of lending conducted by FMB, the status of past due principal and interest payments and other factors related to the collectibility of FMB's loan portfolio, FMB recorded a provision for loan losses on loans totaling $25,000 for the year ending December 31, 2005 compared to a $123,000 provision recorded for the year ended December 31, 2004. The provisions recorded generally reflect FMB's perception of the risk prevalent in the economy integrated with the overall loan portfolio and the level of charge-offs recorded. FMB believes that all known losses in the loan portfolio that are probable and reasonable to estimate have been recorded as of the balance sheet date.

In April 2006, in the course of normal and on-going operations, FMB recorded a provision for loan losses totaling $100,000. This provision was the result of FMB obtaining updated information relating to the collectibility of significant non-performing and classified loans. This information included obtaining updated real estate appraisals and borrower financial statements. Based on this information, the calculation of the adequacy of the allowance for loan losses resulted in the need for $100,000 of specific reserves, as prescribed by accounting principles generally accepted in the United States of America and regulatory guidelines.

Total noninterest income for the year ended December 31, 2005 totaled $1.2 million, unchanged from the year ended December 31, 2004. Noninterest income consists primarily of service fees on savings deposits, fiduciary activity fees, brokerage activity fees and leased equipment fees.

Fiduciary activity fees increased from $118,000 for the year ended December 31, 2004 to $131,000 for the year ended December 31, 2005. Services charges on deposit accounts decreased from $299,000 for 2004 to $278,000 for 2005 as fewer customers were subject to service charges by maintaining prescribed minimum deposit account balances. MC/Visa fee income decreased from $82,000 for 2004 to $58,000 for 2005 and represents fees from merchants on local sales.

Gain on available-for-sale securities was $83,000 for 2004 and none for 2005. Gain on sales of securities is non-recurring income and there is no assurance that FMB Bank will generate such gains in the future. Lease income decreased from $261,000 for 2004 to $239,000 for 2005 due to expiration of the lease. The gain on sale of equipment of $108,000 for 2005 relates primarily to equipment sold at expiration of a lease and is non-recurring. Gain on sale of loans increased from $28,000 for 2004 to $42,000 for 2005. Other noninterest income increased from $130,000 for 2004 to $153,000 for 2005.

Noninterest expense for the year ended December 31, 2005 totaled $3.7 million, an increase of $85,000 or 2.3% of noninterest expense recorded for the year ended December 31, 2004. Total salaries and employee benefits, the largest component of noninterest expense, increased $49,000 to

$1,873,000 for the year ended December 31, 2005 compared to $1,824,000 for the year ended December 31, 2004. Data processing expenses totaled $319,000 for the year ended December 31, 2005 compared to $296,000 for the year ended December 31, 2004. Data processing expenses increased primarily due to additional services provided and higher volume of business. Professional fees totaled $86,000 for the year ended December 31, 2005 compared to $67,000 for the year ended December 31, 2004. This increase in professional fees was mostly due to higher legal costs.

Income tax expense for the year ended December 31, 2005 totaled $147,000, a decrease of $3,000 or 2.1% compared to the provision recorded for the year ended December 31, 2004. The decrease in income tax expense is primarily due to an increase in tax-exempt income to the bank.

Off-Balance Sheet Arrangements

FMB is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to originate loans, standby letters of credit and lines of credit. At December 31, 2005 FMB had outstanding commitments to originate loans aggregating approximately $2.9 million. In addition, FMB Bank has other commitments to fund existing loans, including lines of credit, aggregating approximately $14.7 million.

Recent Accounting Pronouncements

The following accounting standards were recently issued relating to the financial services industry.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (R), "Share-Based Payment." SFAS No. 123 (R) requires all nonpublic entities to recognize compensation expense equal to the fair value or calculated value of share-based payments such as stock options granted to employees. The entity is required to record compensation expense for the unvested portion of previously granted awards that are outstanding as of the required effective date over the requisite service period. SFAS No. 123 (R) is effective for nonpublic entities as of the beginning of the fiscal year that begins after December 15, 2005. SFAS No. 123 (R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." FMB does not currently have any share-based payment arrangements that are within the scope of SFAS No. 123 (R).

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005, and is not expected to have a material impact on FMB's financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations," an interpretation of SFAS No. 143, "Accounting for Asset Retirement Obligations." FIN 47 generally applies to long-lived assets and requires a liability to be recognized for a conditional asset retirement obligation if the fair value of that liability can be reasonably estimated. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005, with early adoption encouraged. FMB does not expect the application of FIN 47 to have a material impact on FMB's financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion 20 and SFAS No. 3." SFAS No. 154 requires changes in accounting principles to be retrospectively applied to the prior periods presented in the financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. FMB does not expect SFAS No. 154 to have a material impact on FMB's financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments." The FSP addresses determining when an investment is considered impaired, whether an impairment is other than temporary, and measuring an impairment loss. The FSP also addresses the accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. FMB is currently evaluating the requirements of the FSP and does not expect the application of the FSP to have a material impact on FMB's financial position or results of operations.

In December 2005, the FASB issued FSP SOP 94-6-1, "Terms of Loan Products That May Give Rise to a Concentration of Credit Risk." The FSP expands the reporting requirements under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," for loan products that are determined to represent a concentration of credit risk, including contractual features where repayments are less than the repayments for fully amortizing loans of an equivalent term and high loan-to value ratios. The guidance in this FSP is generally effective for interim and annual periods ending after December 19, 2005. The disclosure requirements of FSP SOP 94-6-1 do not affect FMB's financial position or results of operations since neither FMB nor FMB Bank retain products described in the FSP in the loan portfolio.

Inflation

FMB has prepared the financial statements and related financial data presented in this joint proxy statement/offering circular in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on FMB's operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of FMB's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on its performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Key Operating Ratios

The table below sets forth certain performance ratios of FMB for the periods indicated.

	At or for Years Ended December 31,	
	2005	2004
Return on assets(1)	.39%	.31%
Return on equity(2)	3.73%	2.94%
Equity-to-asset ratio(3)	10.48%	11.49%
Equity-to-asset, end of year	10.32%	10.65%
Interest rate spread(4)	3.28%	3.57%
Net yield on interest-earning assets(5)	3.67%	3.89%
Ratio of non-performing assets to total assets(6)	2.58%	1.00%
Dividend Payout Ratio(7)	38.60%	47.71%

(1) Computed by dividing net income by average total assets.
(2) Computed by dividing net income by average total equity.
(3) Computed by dividing average equity by average total assets.
(4) Computed as the difference between the yield earned on average interest-earning assets and the cost of average interest-bearing liabilities.
(5) Computed by dividing net interest income by average total interest-earning assets.
(6) Computed by dividing non-performing assets (i.e., loans 90 days or more past due and real estate owned) by total assets as of the last day of the period indicated.
(7) Represents dividends per share divided by basic earnings per share.

Analysis of Loan Portfolio. Set forth below is selected data relating to the composition of FMB's loan portfolio by type of loan at the dates indicated. At December 31, 2005 FMB had no concentrations of loans exceeding 10% of total loans that are not otherwise disclosed.

	At December 31,			
	2005		2004	
	Amount	%	Amount	%
	(Dollars in thousands)			
Type of Loan:				
Real estate – Mortgage	$49,667	73.31%	$48,842	73.19%
Real estate – Construction	$ 763	1.13%	$ 890	1.33%
Commercial	$12,685	18.72%	$12,782	19.15%
Consumer	$ 4,636	6.84%	$ 4,225	6.33%
	$67,751	100.00%	$66,739	100.00%
Less:				
Allowance for loan losses	817		808	
Net loans	$66,934		$65,931	

Loan Maturity Schedule. The following table sets forth certain information as of December 31, 2005 regarding the dollar amount of loans maturing or repricing in FMB's portfolio based on final maturity. The table does not include the effect of prepayments or scheduled principal amortization. Demand loans, loans having no stated schedule of repayment and no stated maturity and overdrafts are reported as due in one year or less.

	Due within One Year After December 31, 2005	Due After 1 through 5 Years After December 31, 2005	Due After 5 Years After December 31, 2005	Total
		(Dollars in thousands)		
Real estate	$24,711	$20,604	$5,115	$50,430
Consumer	2,271	1,893	472	4,636
Commercial	6,214	5,182	1,289	12,685
Total	$33,196	$27,679	$6,876	$67,751

The following table sets forth at December 31, 2005 the dollar amount of all loans due more than one year after December 31, 2005, which have predetermined interest rates and have floating or adjustable rates.

	Pre-determined Rate	Floating or Adjustable Rate
	(Dollars in thousands)	
Real estate	$ 3,416	$23,090
Consumer	1,531	535
Commercial	2,928	3,055
Total	$7,875	$26,680

Allowance for Loan Losses. The following table sets forth an analysis of FMB's allowance for loan losses for the periods indicated.

	Year Ended December 31, 2005	Year Ended December 31, 2004
	(Dollars in thousands)	
Balance at beginning of period	$ 808	$ 719
Loans charged-off, net of recoveries:(1)		
Real Estate	11	-
Consumer	6	7
Commercial	(1)	27
Total net charge-offs	$ 16	$ 34
Provision for loan losses	25	123
Balance at end of period	$ 817	$ 808
Ratio of net charge-offs to average loans outstanding during the period	.02%	.05%

(1) Charge-offs included in the table are net of recoveries as follows:

Real Estate	0	0
Consumer	9	1
Commercial	1	2
	10	3

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At December 31, 2005		At December 31, 2004	
	Amount	Percent of Loans in Category to Total Loans	Amount	Percent of Loans in Category to Total Loans
	(Dollars in thousands)			
Allowance distribution:				
Real Estate	$226	74.44%	$306	74.52%
Commercial	587	18.72%	487	19.15%
Consumer	4	6.84%	15	6.33%
Total allowance for loan losses	$ 817	100.00%	$ 808	100.00%

Regulations require FMB Bank to classify its asset quality on a regular basis. In addition, in connection with examinations of such banks, federal examiners have authority to identify problem assets and, if appropriate, classify them. An asset is classified substandard if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. An asset is classified as doubtful if full collection is highly questionable or improbable. An asset is classified as loss if it is considered uncollectible, even if a partial recovery could be expected in the future. At December 31, 2005 FMB had $3.4 million in assets classified as substandard, $585,000 in assets classified as doubtful and no assets classified as loss.

In April 2006, in the course of normal and on-going operations, FMB recorded a provision for loan losses totaling $100,000. This provision was the result of FMB obtaining updated information relating to the collectibility of significant non-performing and classified loans. This information included obtaining updated real estate appraisals and borrower financial statements. Based on this information, the calculation of the adequacy of the allowance for loan losses resulted in the need for $100,000 of specific reserves, as prescribed by accounting principles generally accepted in the United States of America and regulatory guidelines.

Non-Performing Assets and Asset Classification. FMB contacts the borrower by mail and telephone when a loan is 15 days delinquent. FMB attempts to negotiate a payment plan with the borrower, and closely tracks the progress of payments made on all loans delinquent 30 days or more. Generally, FMB's policy is to exclude from income interest delinquent over 90 days. Such interest ultimately collected is credited to income in the period received.

At December 31, 2005 and December 31, 2004, FMB's non-performing loans totaled and $2,309,000 and $759,000, respectively, and consisted of various residential, commercial and consumer loans. Real estate acquired by FMB as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate until such time as it is sold. When such property is acquired it is recorded at the lower of the unpaid principal balance of the related loan or its fair value. Subsequent to foreclosure, other real estate is periodically evaluated by management, and valuation allowances are established by a charge to expense if the fair value of the property declines. FMB held no other real estate at December 31, 2005.

The primary increase in non-accrual loans is in commercial real estate. Two separate borrowing relationships account for all of the non-accrual real estate loans outstanding as of December 31, 2005. One loan was to a retail store, and the second was a medical practice location. Both locations are occupied and are not located in depressed real estate markets. Management of FMB believes there is adequate collateral and allowances set aside for both properties. These non-performing assets increased as a result of FMB Bank's on-going monitoring and assessment of the quality of its loan portfolio. This monitoring and assessment included following the accounting guidance for impaired assets in accordance with Statement of Financial Accounting Standard No. 114, *Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,* along with prudent banking industry practices relating to loans receivable and the methodologies utilized to determine the adequacy of the allowance for loan loss reserve.

Non-Performing Assets. The following table sets forth information with respect to FMB's non-performing assets for the periods indicated. During the periods shown, FMB had no restructured loans within the meaning of Statement of Financial Accounting Standards No. 15.

	At December 31, 2005	At December 31, 2004
	(Dollars in thousands)	
Non-performing loans:		
Loans accounted for on a non-accrual basis (1):		
Real Estate	$ 1,648	$ 123
Commercial	652	616
Consumer	9	19
Total	2,309	758
Accruing loans which are contractually past due 90 days or more:		
Real Estate	-	-
Commercial	-	-
Consumer	-	-
Total	-	-
Total non-performing loans	$ 2,309	$ 758
Other non-performing assets (2)	-	102
Total non-performing assets	$ 2,309	$ 860
Percentage of non-performing loans to total loans	3.41%	1.14%
Percentage of non-performing loans to total assets	2.58%	.88%
Percentage of non-performing assets to total assets	2.58%	1.00%

(1) Non-accrual status denotes loans which have become greater than 90 days contractually delinquent, and on which, in the opinion of management, collection of additional interest is unlikely, or loans that meet non-accrual criteria as established by regulatory authorities. Payments collected on non-accrual loans are recorded to interest income for all interest amounts due, with any remaining amounts being applied to principal.

(2) Other non-performing assets represent property acquired by FMB through foreclosure or repossession. This property is carried at the lower of its fair market value or the principal balance of the related loan, whichever is lower.

During the years ended December 31, 2005 and December 31, 2004, gross interest income of $158,000 and $64,000, respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. Interest on such loans included in income during the periods amounted to $92,000 and $15,000, respectively.

At December 31, 2005 FMB did not have any loans which were not currently classified as non-accrual, 90 days past due, restructured or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and would result in disclosure as non-accrual, 90 days past due, restructured or impaired.

The following sets forth the carrying values and fair values of FMB's investment securities portfolio at the dates indicated.

	At December 31,			
	2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Available for Sale Securities:				
U.S. Government and Agency Securities Obligations	$ 6,446	$ 6,325	$ 5,600	$ 5,578
Equity securities	33	69	33	69
	6,479	6,394	5,633	5,647
Held to Maturity Securities:				
U.S. Government and Agency Securities Obligations	6,506	6,511	6,778	6,869
Municipal Bonds	430	419	475	473
	6,936	6,930	7,253	7,342
Other Investments:				
Interest-bearing deposits	9	9	6	6
Federal Home Loan Bank stock	541	541	433	433
Midwest Independent Bank stock	92	92	42	42
Federal Reserve Bank stock	54	54	54	54
Other	7	7	2	2
	703	703	537	537
Total Investments	$14,118	$14,027	$13,423	$13,526

The following table sets forth the scheduled maturities, carrying values, market values and average yields for FMB's investment securities, and Federal Home Loan Bank stock at December 31, 2004 and 2005.

At December 31, 2005

	One Year or Less		One to Five Years		Five to Ten Years		Common Stock No Maturity		Total Investment Portfolio		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Market Value	Average Yield
	(Dollars in thousands)										
Municipal Bonds	--	--	$430	3.51	--	--	$0	--%	$430	$419	3.51%
U.S. government & agency securities	8,006	4.01%	4,946	3.71	0	--	0	--	12,952	12,836	3.98%
Interest-bearing deposits (no stated maturity)	9	.50%	--	--	--	--	--	--	9	9	.50%
Federal Home Loan Bank stock (no stated maturity)	--	--	--	--	--	--	541	3.28%	541	541	3.28%
Equity securities	--	--	--	--	--	--	33	2.50%	33	69	2.50%
Midwest Independent Bank stock	--	--	--	--	--	--	92	3.04%	92	92	3.04%
Federal Reserve Bank stock	--	--	--	--	--	--	54	4.66%	54	54	4.66%
Other	--	--	--	--	--	--	2	1.04%	2	2	1.04%
Total	$8,015	4.01%	$5,376	3.69%	--	--	$722	3.31%	$14,113	$14,022	3.89%

At December 31, 2004

	One Year or Less		One to Five Years		Five to Ten Years		Common Stock No Maturity		Total Investment Portfolio		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Market Value	Average Yield
	(Dollars in thousands)										
Municipal Bonds	$75	2.05%	$300	3.47%	$100	3.70%	$0	--%	$475	$473	3.30%
U.S. government & agency securities	5,255	2.92%	7,123	3.71%	0	--	0	--	12,378	12,447	3.41%
Interest-bearing deposits (no stated maturity)	6	.50%	--	--	--	--	--	--	6	6	.50%
Federal Home Loan Bank stock (no stated maturity)	--	--	--	--	--	--	433	3.00%	433	433	3.00%
Equity securities	--	--	--	--	--	--	33	3.11%	33	69	3.11%
Midwest Independent Bank stock	--	--	--	--	--	--	42	3.30%	42	42	3.30%
Federal Reserve Bank stock	--	--	--	--	--	--	54	6.00%	54	54	6.00%
Other	--	--	--	--	--	--	2	2.17%	2	2	2.17%
Total	$5,336	2.90%	$7,423	3.69%	$100	3.70%	$564	3.31%	$13,423	$13,526	3.43%

Deposits. The following indicates the amount of certificates of deposit of $100,000 or more in FMB by time remaining until maturity at December 31, 2005.

Maturity Period	Certificates of Deposit
	(Dollars in thousands)
Three months or less	$893
Over three through six months	1,340
Over six through 12 months	753
Over 12 months	300
Total	$3,286

The following table sets forth the average balances and interest rates based on month-end balances for interest-bearing demand deposits as of the dates indicated. Averages for the periods presented utilize average monthly balances.

	Year Ended December 31,					
	2005			**2004**		
	Non Interest-Bearing Demand Deposits	**Interest-Bearing Demand Deposits**	**Time Deposits**	**Non Interest-Bearing Demand Deposits**	**Interest-Bearing Demand Deposits**	**Time Deposits**
	(Dollars in thousands)					
Average balance	$10,296	$14,871	$32,064	$10,241	$14,891	$28,262
Average rate	-	.55%	3.01%	-	.35%	2.42%

Borrowings. The following table sets for certain information regarding the borrowings outstanding of FMB at the dates and for the periods indicated.

	At December 31,	
	2005	2004
	(Dollars in thousands)	
Amounts outstanding at end of period:		
Federal Home Loan Bank advances.............	$8,082	$6,602
Weighted average rate paid on:		
Federal Home Loan Bank advances.............	3.33%	2.10%

	For the Year Ended December 31,	
	2005	2004
	(Dollars in thousands)	
Maximum amount of borrowing outstanding at any month end:		
Federal Home Loan Bank advances	$11,097	$6,750

	For the Year Ended December 31,	
	2005	2004
	(Dollars in thousands)	
Approximate average borrowings outstanding with respect to:		
Federal Home Loan Bank advances..........	$7,819	$5,495
Approximate weighted average rate paid on (1):		
Federal Home Loan Bank advances..........	3.56%	2.51%

(1) Weighted-average computed by dividing total interest paid by average balance outstanding

BUSINESS AND PROPERTIES OF MCM

MCM is a federal savings association organized on January 1, 1886 as a Missouri-chartered mutual savings association. In 1952, MCM became a member of the Federal Home Loan Bank System and obtained federal deposit insurance. On December 23, 1991, MCM converted from a Missouri-chartered mutual savings association to a federally chartered mutual savings bank and changed its name to MCM Savings Bank, F.S.B. On December 29, 1992, MCM's charter was restated when it converted from a federally chartered mutual savings association to a federal stock savings association through the sale and issuance of 177,753 shares of $1.00 par value common stock at $10.00 per share, resulting in net proceeds of $1.4 million.

At December 31, 2005, MCM had total consolidated assets of approximately $79.3 million, total consolidated net loans of approximately $43.7 million, total consolidated deposits of approximately $54.7 million and total consolidated stockholder's equity of approximately $5.1 million.

General

MCM is headquartered in Hannibal, Missouri, and currently conducts its operations through its main office and branch in Hannibal, Missouri, and its four additional branch offices, which are located in Monroe City, Shelbina, Bowling Green and Palmyra, Missouri.

MCM Business

Since 1886, the business of MCM has consisted primarily of attracting deposits from the general public and investing such deposits together with other sources of funds, primarily in loans secured by single family residential real estate, mortgage-backed securities and investment securities, including U.S. Government and Agency securities. All deposit accounts are insured by the Savings Association Insurance Fund up to $100,000, which is the maximum amount permitted by law. In the last ten to fifteen years MCM has expanded its operations to include NOW accounts and money market accounts, consumer loans and some commercial loans. MCM's primary business, however, still is in attracting deposits and providing residential home mortgage loans to residents of northeast Missouri. In the last fifteen years, MCM has remained fairly stable in its total assets and total deposits.

In recent years, in response to market demand, MCM has attempted to emphasize the origination of loans with adjustable interest rates and has purchased mortgage-backed securities, because of the more frequent repricing characteristics of such loans and securities, and in order to more closely match the maturities of its assets and liabilities to make its assets more responsive to changes in interest rates. To a lesser degree, MCM also originates fixed rate residential real estate loans with terms of up to 30 years. In order to control its exposure to volatile fluctuations due to changes in interest rates, MCM will typically sell any longer term (20- or 30-year term) fixed-rate loan it originates. In the last decade MCM has built a relatively large servicing portfolio of fixed-rate loans that it services for Federal Home Loan Mortgage Corporation. MCM makes the loan and sells the loan to Federal Home Loan Mortgage Corporation, but MCM continues to service the loan for percentage of the total interest paid by the borrower (0.25%). Beginning in 2005, MCM started selling fixed-rate residential mortgage loans to the Federal Home Loan Bank of Des Moines via its Mortgage Partnership Finance Program. In addition MCM has sold some loans to private investors on a "servicing released" basis, but MCM has not sold any in this manner in several years. Longer-term fixed-rate residential mortgage loans are typically sold by MCM at the time of closing. MCM will choose to sell under what would appear to be the most favorable conditions at the time. MCM has agreements with the Federal Home Loan Mortgage Corporation (also known as Freddie Mac), Federal Home Loan Bank of Des Moines and private investors to sell loans, but there are no mandatory commitments for a specific volume. MCM typically has not "locked" rates on residential mortgage loans while in the processing stage without a deposit being made by the borrower to cover any costs should the customer not close on the loan for some reason. Such a process of locking rates is common in the mortgage business and includes a level of interest rate risk exposure that must be monitored and accounted for. Historically MCM has not engaged in practices that would expose it to such risks. MCM retains most adjustable-rate residential mortgage loans and a few fixed-rate loans in its loan portfolio.

In addition, MCM offers mortgage loans through various special credit programs designed to assist low- and moderate-income and first-time borrowers. MCM services a total of about 1,100 residential mortgage loans at this time. Approximately 12% of the residential mortgage loans have a partial guarantee from the U.S. Department of Agriculture. Many of those loans also included first-time homebuyer grants awarded by MCM through affordable housing programs funded by the Federal Home Loan Bank of Des Moines. Another 17% of the residential mortgage loans are higher loan-to-value loans (greater than 80% loan-to-value) under programs with Federal Home Loan Mortgage Corporation or an MCM portfolio loan with private mortgage insurance. MCM has made about 30% of its residential mortgage loans using some type of program to assist low- to moderate-income borrowers or a first time homebuyer. In addition to the traditional residential mortgage loans, MCM has almost 100 home improvement loans under a guaranty program of the Federal Housing Administration. In recognition of its efforts to serve the poorer marketplace of Northeast Missouri, MCM was rated "outstanding" by the OTS in its compliance under the Community Reinvestment Act which we refer to as CRA. MCM is one of only a few banks in the nation to have a current CRA rating of "outstanding." MCM has developed a niche in serving the low- to moderate-income marketplace, and the "outstanding" CRA rating from the OTS is evidence of that commitment to the market and the ability to effectively service the marketplace in Northeast Missouri.

Over the last five years, MCM has grown total consolidated assets by 4.58% from approximately $72.5 million at September 30, 2000 to approximately $75.8 million at fiscal year end September 30, 2005. During that same five-year period, total consolidated loans decreased 14.92% and consolidated deposits decreased .17%. At December 31, 2005, on a consolidated basis MCM had 27 full-time employees and 4 part-time employees (which constitutes 29 full-time equivalent employees), down from 30 full-time employees and 5 part-time employees (which constitutes 33 full-time equivalent employees) at December 31, 2004. In December 2004, MCM sold its Memphis, Missouri branch to the Bank of Kirksville. In addition, in March 2005 Fidelity Home Services, Inc., a wholly-owned subsidiary of MCM, sold the insurance business that it operated as its sole function. Since that date, Fidelity Home Services, Inc. has remained inactive.

MCM Premises

MCM's main office is located at 228 Broadway, Hannibal, Missouri 63401. MCM owns its main office building and the real property upon which it is located, free of any liens and other encumbrances.

MCM owns its four branch banking facilities in Monroe City, Shelbina, Bowling Green and Palmyra, Missouri, each of which is free of any liens and other encumbrances.

Lending Activities

General. MCM's loan portfolio consists primarily of one- to four-family residential real estate loans. In addition, MCM originates construction loans, multi-family and commercial real estate loans, as well as home improvement loans, automobile loans, savings account loans, guaranteed student loans and other consumer loans.

One- to Four-Family Residential Real Estate Loans. MCM's primary lending activity consists of the origination of mortgage loans for the purchase of one- to four-family residential real estate located in MCM's primary market area of Northeast Missouri. The majority of MCM's residential real estate loans consist of loans secured by owner-occupied, single-family residences. MCM offers fixed-rate and adjustable-rate mortgage loans with terms up to 30 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the initial period interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by MCM on the basis of its own pricing criteria and competitive market conditions.

MCM offers fixed-rate loans with terms of up to 30 years. In addition, MCM offers adjustable-rate loans with a fixed interest rate for a term of up to three or five years; after the completion of such initial period, interest rates and payments adjust annually and are typically calculated by adding a margin to the prime interest rate as reported in the Wall Street Journal. Since 1994, MCM has originated 15-year and 30-year fixed-rate mortgages with the option to sell these longer-term fixed-rate loans in the secondary market to the Federal Home Loan Mortgage Corporation and other purchasers.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

MCM's residential real estate loans secured by first mortgages customarily include due-on-sale clauses, which are provisions giving MCM the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real estate as security for the loan. Due-on-sale clauses are a means of re-pricing MCM's fixed-rate residential real estate loan portfolio, and MCM has generally exercised its rights under these clauses.

MCM's lending policies generally limit the maximum loan-to-value ratio on residential real estate loans to 80% of the lesser of the appraised value or purchase price of the underlying residential property. MCM requires all properties securing mortgage loans to be appraised by a board-approved independent appraiser. Loans originated with loan-to-value ratios in excess of 80% generally require private mortgage insurance or additional collateral. All loans have title opinions from legal counsel or title insurance. Borrowers must obtain hazard insurance, and flood insurance for loans on properties located in a flood zone, before closing the loan.

In an effort to provide financing for low- and moderate-income and first-time buyers, MCM offers special credit programs. MCM offers residential mortgage loans through this program to qualified individuals and originates the loans using modified underwriting guidelines, including reduced fees and loan conditions.

Construction Loans. MCM originates loans to individuals and, to a lesser extent, builders, to finance the construction of residential dwellings to be constructed in MCM's primary market area, but the volume of these loans is low due to the lack of new home construction in the Northeast Missouri marketplace. Substantially all construction loans are made as a line of credit for a six-month period and upon completion of that period, the construction loan is refinanced into a separate permanent mortgage loan.

Multi-Family and Commercial Real Estate Loans. MCM has historically originated a limited number of fixed-rate and adjustable-rate mortgage loans secured by multi-family and non-residential real estate located in MCM's primary market area with terms up to 30 years. Most of these loans are secured by apartment buildings, small retail properties and farming operations. Multi-family and commercial real estate loans generally are originated in amounts up to 80% of the appraised value of the property. Appraisals are performed by board-approved independent appraisers. Typically, MCM's adjustable-rate multi-family and commercial real estate loans have a fixed interest rate for a term of up to three or five years; after the completion of such initial period, interest rates and payments are subject to adjustment on an annual basis and is calculated by adding a margin to the prime interest rate as published in the Wall Street Journal or the one-year Treasury Bill Index.

Consumer Loans. MCM originates consumer loans, the majority of which are automobile loans, home improvement loans, savings account loans and guaranteed student loans.

MCM offers automobile and recreational vehicle loans secured by new and used vehicles. Auto loans are originated directly by MCM. These loans have fixed interest rates and generally have terms of up to 5 years.

The majority of home improvement loans are made under Federal Housing Administration Title I lending guidelines. MCM generally offers home improvement loans with a maximum combined loan-to-value ratio of up to 90% and the Federal Housing Administration guarantees such loans up to 90%. Home improvement loans have fixed rates of interest and have terms that range from one to 15 years. Home improvement loans are an important product in the Northeast Missouri marketplace, which has a relatively large number of older homes with almost half of the housing units built prior to 1940.

MCM offers student loans but has seen the volume drop as a result of larger national lenders cornering the student loan market in the United States. Student loans are purchased from the Missouri Higher Education Loan Authority, which we refer to as MHELA, and are interim loans while the student is an active student. Once the loan goes into repayment, MHELA repurchases the loan. Interest payments on student loans held by MCM come from MHELA, with payment having ultimately been made to MHELA by the U.S. Government.

MCM offers loans secured by customer deposits in an amount not to exceed the customer's account balance. Such loans are made at a minimum interest rate of 2% and the account must be pledged as collateral to secure the loan.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While MCM anticipates that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. In addition, adjustable-rate loans tend to have higher prepayment rates than do longer-term fixed-rate loans due to refinancings. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make MCM's loan portfolio more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Multi-Family and Nonresidential Real Estate Loans. Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, MCM generally requires borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to make a multi-family and nonresidential real estate loan, MCM considers the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. Environmental surveys are obtained when circumstances suggest the possibility of the presence of hazardous materials.

MCM underwrites all loan participations to its own underwriting standards. In addition, MCM considers the financial strength and reputation of the lead lender.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, MCM may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, MCM may be confronted, at or before the maturity of the loan, with a building having a value that is insufficient to assure full repayment. If MCM is forced to foreclose on a building before or at completion due to a default, there can be no assurance that MCM will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Non-residential and Commercial Real Estate Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property the value of which tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business or rentals. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising on the news and radio and referrals from customers.

MCM generally originates loans for its portfolio but from time to time will sell, prior to funding, fixed-rate one- to four-family residential mortgage loans in the secondary market, primarily MCM's 30-year fixed-rate loans. MCM's decision to sell loans is based on prevailing market interest rate conditions and interest rate risk management. MCM's loan sales have primarily been on a loan-by-loan basis to other financial institutions.

Loan Approval Procedures and Authority. Loan applications are accepted at all branches and are reviewed by a loan committee consisting of officers of MCM. MCM's lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by MCM's board of directors and management. Upon receipt of a loan application, a credit report and verifications are ordered to verify specific information regarding an applicant's employment, income and credit standing. An appraisal of the real estate intended to secure a proposed loan is undertaken by a board-approved independent appraiser, or an evaluation is made by MCM staff as determined appropriate in each case in accordance with the appraisal policy. All loans are approved by a majority of MCM's loan committee and are subject to the ratification by the full board of directors. Fire and casualty insurance are required on all loans secured by improved real estate.

Loan fees. In addition to earning interest on loans, MCM also receives income from, among other sources, loan origination fees, profits from loans sold to the secondary market, and fees related to late payments, loan modifications and miscellaneous services related to loans.

Investment Activities

MCM has legal authority to invest in various types of liquid assets, including U.S. Government and Agency securities, short-term money market instruments, bankers' acceptances, municipal bonds and Federal funds. MCM is also required to maintain an investment in Federal Home Loan Bank of Des Moines stock.

MCM typically classifies its investments in obligations of U.S. Government and Agency securities as "Hold to Maturity" and carries the investment at its historical amortized basis.

At December 31, 2005, MCM's investment portfolio totaled $30.2 million and consisted primarily of U.S. Government sponsored entity securities and mortgage-backed securities.

MCM's investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. MCM's board of directors has the overall responsibility for the investment portfolio, including approval of MCM's investment policy. The board of directors is also responsible for the implementation of the investment policy and monitoring MCM's investment performance. Individual investment transactions, portfolio composition and performance are reviewed and ratified by MCM's board of directors on a quarterly basis.

Deposit Activity and Other Sources of Funds

General. Deposits are a significant source of MCM's funds for lending and other investment purposes. In addition to deposits, MCM derives funds from loan principal repayments, interest payments and advances from the Federal Home Loan Bank of Des Moines.

Deposits. Consumer and commercial deposits are attracted principally from within MCM's primary market area through the offering of a broad selection of deposit instruments, including passbook savings accounts, NOW accounts, money market accounts, certificates of deposit and retirement savings plans. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate. MCM does not accept funds through deposit brokers.

MCM Competition

MCM experiences substantial competition in Marion County, its primary market area, in both attracting and retaining savings deposits and in the making of mortgages and other loans. Direct competition for savings deposits comes from other savings institutions, commercial banks and credit unions located in Northeast Missouri. Additional significant competition for savings deposits comes from money market mutual funds and corporate and government debt securities. The primary factors in competing for loans are interest rates and loan origination fees and the range of services offered by the various financial institutions. Competition for origination of real estate loans normally comes from other savings associations, commercial banks, mortgage bankers, mortgage brokers, insurance companies and government agencies. Management believes MCM is able to compete effectively in its primary market area.

MCM's operating strategies are directed toward providing a wide range of financial services for customers in Northeast Missouri which it serves. Over the last 50 years, the Northeast Missouri area has experienced fairly stable economic conditions and MCM anticipates that the economic conditions in its market areas will continue to remain stable. The Hannibal, Missouri market area has experienced relatively small changes in population, experienced little inflation, has housing prices that are much lower than the national average and has median and average incomes well under the national average or median. The five counties that MCM services have seen a small population decline in the last 50 years, but such decline has been spread throughout the area and has not been concentrated in one community. In addition, census data indicates housing prices at half the national averages. Retail sales for Hannibal, Missouri are encouraging in that the average retail sales per person living in Hannibal, Missouri is higher than the state average; it appears that people living outside the Hannibal, Missouri market drive into Hannibal to shop. The housing prices, retail sales and incomes are all at such levels that any percentage change will most likely be small dollar changes.

The resulting institution, F&M Bank and Trust Company, is expected to benefit from the elimination of duplicate expenses currently paid by both FMB and MCM. For example, during the first three years after the reorganization, MCM expects to eliminate approximately ten positions that should save the resulting institution an annual expense of approximately $200,000 relative to the combined expenses of FMB and MCM if the merger did not occur. In addition, MCM has negotiated a data processing contract that will save the resulting institution an annual expense of approximately $100,000 relative to the combined data processing expenses of FMB and MCM if the merger did not occur.

MCM Marketing

MCM markets its products and services through a variety of different mediums and methods. MCM uses advertising to increase name recognition as well as specific products or services through the newspaper and radio. Advertising takes the form of both general advertising and targeted campaigns aimed at both existing and potential customers groups who MCM has determined, through demographic information analysis, represent high quality prospects for particular products and services.

As a whole, MCM markets its products and services with the intent of gaining market share in the areas it operates.

MCM Employees

As of May 31, 2006, MCM employed 27 full-time employees and 4 part-time employees (which constitutes 29 full-time equivalent employees). Of MCM's 31 employees, 3 serve in administrative capacities, 5 serve in operations, 6 serve in lending capacities and 17 serve in clerical capacities, of which 13 serve in the capacity as bank tellers.

MCM Market Area

Through its current main office and branch offices, MCM serves Marion County, Missouri (the county in which the main office and the Palmyra and Monroe City branches are located), Shelby County, Missouri (the county in which the Shelbina branch is located) and Pike County, Missouri (the county in which the Bowling Green branch is located). According to the FDIC's Deposit Market Share Report as of June 30, 2005 (the most recent date for which such data is available), the Hannibal, Missouri banking area has six commercial banks and two savings institutions operating within the Hannibal market area and a branch of another commercial bank is about to move into the Hannibal market area. There were seven commercial banks and two savings associations operating in the Hannibal market in the fourth quarter of 2005, with about fifteen different banking locations and less than $300 million of deposits to serve a town of, according to US Census data, approximately 17,000 people.

MCM's Bowling Green branch is located in Pike County, Missouri, which is approximately 35 miles south of Hannibal, Missouri. Bowling Green has a population of, according to US Census data, approximately 3,500 people with, according to the FDIC's Deposit Market Share Report as of June 30, 2005, about $150 million of deposits in the five commercial banks or savings associations with locations within Bowling Green itself.

MCM's Shelbina branch is located in Shelby County, Missouri, which is approximately 40 miles west of Hannibal, Missouri and 20 miles west of Monroe City, Missouri. Shelbina has a population of, according to US Census data, approximately 1,900 people with, according to the FDIC's Deposit Market Share Report as of June 30, 2005, about $70 million of deposits in the three commercial banks or savings associations with locations within Shelbina itself.

MCM's main office and its branches in Monroe City and Palmyra are all located within Marion County, Missouri. Monroe City is located approximately 20 miles west of Hannibal, Missouri and has a population of, according to US Census data, approximately 2,400 people and, according to the FDIC's Deposit Market Share Report as of June 30, 2005, approximately $80 million of deposits in the four commercial banks and savings associations with locations in Monroe City. Palmyra is located approximately 10 miles north of Hannibal, Missouri and has a population of, according to US Census data, approximately 3,400 people with, according to the FDIC's Deposit Market Share Report as of June 30, 2005, approximately $120 million of deposits in the five banks doing business in Palmyra.

Supervision and Regulation of MCM

Business Activities. Federal law and regulations, primarily the Home Owners' Loan Act and the regulations of the OTS, govern the activities of federal savings associations such as MCM and will govern the resulting institution in the reorganization. These laws and regulations delineate the nature and extent of the activities in which federal savings associations may engage. In particular, certain lending authority for federal savings associations, for example, commercial, nonresidential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, asset quality, management quality, earnings, liquidity and sensitivity to market risk. Following completion of its examination, the federal agency critiques the institution's operations and assigns a rating (known as an institution's CAMELS rating). Under federal law, an institution may not disclose its CAMELS rating to the public.

Branching. Federal savings associations are authorized to establish branch offices in any state or states of the United States and its territories, subject to the approval of the OTS.

Capital Requirements. The OTS's capital regulations require federal savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings associations to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The table below presents MCM's capital position at December 31, 2005, relative to its various minimum regulatory capital requirements.

	At December 31, 2005	
	Amount	Percent of Assets(1)
	(Dollars in thousands)	
Tangible Capital	$5,127	6.5%
Tangible Capital Requirement	1,143	1.5%
Excess	$3,984	5.0%
Tier 1 or Core Capital	$5,127	6.5%
Tier 1 or Core Capital Requirement	3,171	4.0%
Excess	$1,956	2.5%
Tier 1 Risk-Based Capital	$5,127	12.6%
Tier 1 Risk-Based Capital Requirement	1,620	4.0%
Excess	$3,507	8.6%
Total Risk-Based Capital	$5,375	13.3%
Total Risk-Based Capital Requirement	3,240	8.0%
Excess	$2,135	5.3%

(1) Based upon adjusted total assets for purposes of the tangible capital and Tier 1 or core capital requirements, and risk-weighted assets for purposes of the risk-based capital requirements.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2005, MCM met each of these capital requirements.

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "under-capitalized." A savings institution that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." An institution must file a capital restoration plan with the OTS within 45 days of the date it receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. "Significantly undercapitalized" and "critically undercapitalized" institutions are subject to more extensive mandatory regulatory actions. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. A savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. A savings institution may lend an additional amount, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the OTS is required before any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if it is a subsidiary of a holding company. If MCM's or the resulting institution's capital was to ever to fall below its regulatory requirements or the OTS notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the IRC or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments." At December 31, 2005, MCM met the qualified thrift lender test and the resulting institution after the reorganization is expected to meet the qualified thrift lender test by maintaining at least 65% of its portfolio assets in qualified thrift investments. Compliance with the qualified thrift lender test is not expected to materially affect the operations of F&M Bank and Trust Company.

Transactions with Related Parties. Federal law limits the authority of a federal savings association to lend to, and engage in certain other transactions structured as covered transactions with "affiliates" (*i.e.*, any company that controls or is under common control with an institution). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase from affiliates of low quality assets from affiliates from making loans is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary. Transactions between sister depository institutions that are 80% or more owned by the same holding company are exempt from the quantitative limits and collateral requirements.

Under federal laws, a federal savings association's authority to extend credit to executive officers, directors and 10% shareholders, referred to as insiders, as well as entities such persons control, is limited. The law restricts both the individual and aggregate amount of loans a federal savings association may make to insiders based, in part, on the federal savings association's respective capital positions and requires certain board approval procedures to be followed. Such loans must be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. There are additional restrictions applicable to loans to executive officers.

Enforcement. The OTS has primary enforcement responsibility over federal savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to appointment of a receiver or conservator or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Assessments. Federal savings banks are required to pay assessments to the OTS to fund its operations. The general assessments, paid on a semi-annual basis, are based upon the savings institution's total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly thrift financial report.

Insurance of Deposit Accounts. MCM is a member of the Savings Association Insurance Fund, referred to as SAIF. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for SAIF member institutions are determined semi-annually by the FDIC and currently range from zero basis points of assessable deposits for the healthiest institutions to 27 basis points of assessable deposits for the riskiest.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize the predecessor to the SAIF.

The FDIC has authority to increase insurance assessments. A material increase in SAIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of MCM or the resulting institution. Management cannot predict what insurance assessment rates will be in the future.

The FDIC may terminate an institution's insurance of deposits upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of MCM does not know of any practice, condition or violation that might lead to termination of deposit insurance for each respective institution.

Federal Home Loan Bank System. MCM is, and the resulting institution will be, a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. As a member of the Federal Home Loan Bank, MCM is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. MCM is in compliance with this requirement with an investment in Federal Home Loan Bank of Des Moines stock at December 31, 2005 and September 30, 2005 of $541,000 and $438,000, respectively.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent savings associations in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income would likely also be reduced.

Community Reinvestment Act. Under the Community Reinvestment Act, referred to as the CRA, as implemented by OTS regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings association, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The CRA requires public disclosure of an institution's rating and requires the OTS to provide a written evaluation of an association's CRA performance utilizing a four-tiered descriptive rating system.

MCM received an "outstanding" rating as a result of its most recent CRA assessments.

MCM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis is intended to assist FMB shareholders and MCM shareholders in understanding MCM's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and related notes and the other statistical information included elsewhere in this joint proxy statement/offering circular.

Overview

MCM's profitability depends primarily on its net interest income, which is the difference between the interest income it earns on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-bearing liabilities and the interest rates earned or paid on these balances. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on these balances.

MCM's profitability is also affected by the level of noninterest expense and noninterest income. Noninterest expense consists of salaries and employee benefits, occupancy expenses, deposit insurance premiums paid to the Savings Association Insurance Fund (SAIF) and other operating expenses. Noninterest income consists of service charges on deposit accounts, fiduciary fees, lease fees, realized gains on available for sale securities and miscellaneous income.

The operations of MCM, and savings banks in general, are significantly influenced by general economic conditions, competition in the local market place, and related monetary and fiscal policies of financial institution regulatory agencies, including the Office of Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC). Deposit flows and cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Historical Trends

Since 1886, the business of MCM has consisted primarily of attracting deposits from the general public and investing such deposits together with other sources of funds, primarily in loans secured by single-family residential real estate, mortgage-backed securities and investment securities, including U.S. Government and Agency securities. All deposit accounts are insured by the Savings Association Insurance Fund up to $100,000, which is the maximum amount permitted by law. In the last ten to fifteen years MCM has expanded its operations to include NOW accounts and money market accounts, consumer loans and some commercial loans. MCM's primary business, however, still is in attracting deposits and providing residential home mortgage loans to residents of northeast Missouri. In the last fifteen years, MCM has remained fairly stable in its total assets and total deposits. MCM intends to continue its efforts to focus on the Northeast Missouri market and anticipates continued stability in its levels of assets and deposits.

In recent years, in response to market demand, MCM has attempted to emphasize the origination of loans with adjustable interest rates and has purchased mortgage-backed securities, because of the more frequent repricing characteristics of such loans and securities, and in order to more closely match the maturities of its assets and liabilities to make its assets more responsive to changes in interest rates. To a lesser degree, MCM also originates fixed rate residential real estate loans with terms of up to 30 years. In order to control its exposure to volatile fluctuations due to changes in interest rates, MCM will typically sell any longer term (20- or 30-year term) fixed-rate loan it originates. In the last decade MCM has built a relatively large servicing portfolio of fixed-rate loans that it services for Federal Home Loan Mortgage Corporation. MCM makes the loan and sells the loan to Federal Home Loan Mortgage Corporation, but MCM continues to service the loan for percentage of the total interest paid by the borrower (0.25%). Beginning in 2005, MCM started selling fixed-rate residential mortgage loans to the Federal Home Loan Bank of Des Moines via its Mortgage Partnership Finance Program. In addition MCM has sold some loans to private investors on a "servicing released" basis, but MCM has not sold any in this manner in several years. Longer-term fixed-rate residential mortgage loans are typically sold by MCM at the time of closing. MCM will choose to sell under what would appear to be the most favorable conditions at the time. MCM has agreements with the Federal Home Loan Mortgage Corporation (also known as Freddie Mac), Federal Home Loan Bank of Des Moines and private investors to sell loans, but there are no mandatory commitments for a specific volume. MCM typically has not "locked" rates on residential mortgage loans while in the processing stage without a deposit being made by the borrower to cover any costs should the customer not close on the loan for some reason. Such a process of locking rates is common in the mortgage business and includes a level of interest rate risk exposure that must be monitored and accounted for. Historically MCM has not engaged in practices that would expose it to such risks. MCM retains most adjustable-rate residential mortgage loans and a few fixed-rate loans in its loan portfolio. MCM intends to continue its efforts to purchase mortgage-backed securities and originate adjustable-rate loans, non-mortgage fully amortizing fixed-rate loans and 15-and 30-year residential mortgage loans to be sold in the secondary market with servicing rights retained.

In addition, MCM offers mortgage loans through various special credit programs designed to assist low- and moderate-income and first-time borrowers. MCM services a total of about 1,100 residential mortgage loans at this time. Approximately 12% of the residential mortgage loans have a partial guarantee from the U.S. Department of Agriculture. Many of those loans also included first-time homebuyer grants awarded by MCM through affordable housing programs funded by the Federal Home Loan Bank of Des Moines. Another 17% of the residential mortgage loans are higher loan-to-value loans (greater than 80% loan-to-value) under programs with Federal Home Loan Mortgage Corporation or an MCM portfolio loan with private mortgage insurance. MCM has made about 30% of its residential mortgage loans using some type of program to assist low- to moderate-income borrowers or a first time homebuyer. In addition to the traditional residential mortgage loans, MCM has almost 100 home improvement loans under a guaranty program of the Federal Housing Administration. In recognition of its efforts to serve the poorer marketplace of Northeast Missouri, MCM was rated "outstanding" by the OTS in its compliance under the Community Reinvestment Act which we refer to as CRA. MCM is one of only a few banks in the nation to have a current CRA rating of "outstanding." MCM has developed a niche in serving the low- to moderate-income marketplace, and the "outstanding" CRA rating from the OTS is evidence of that commitment to the market and the ability to effectively service the marketplace in Northeast Missouri. MCM intends to continue its efforts of offering mortgage loans through various credit lending programs to assist low- and moderate-income and first-time borrowers in the Northeast Missouri marketplace.

Changes in interest rates historically have affected MCM's operations and are expected to continue to effect MCM's operations. Mortgage loan rates reached a forty-year low in 2003 and resulted in a record level of gain on sale of loans. Interest rates have trended upward since that time. The overall volume of mortgage loan originations decreased from 2003 through 2005. As rates increase, borrowers have less incentive to refinance relatively high interest rate loans. As a result, loans originated for sale and related gains on sale of loans were substantially reduced in 2004 and 2005. MCM does not expect gain on sale of loans to return to the 2003 level in the foreseeable future.

MCM adjusted its operating strategies as a result of the change in mortgage trends. Full time equivalent employees were 37 at June 30, 2003 compared to 29 full-time equivalent employees at December 31, 2005. MCM continues to control overhead, and increase loans for portfolio, which provides a higher margin than other interest-bearing assets.

Over the last five years, MCM has grown total consolidated assets by 4.58% from approximately $72.5 million at September 30, 2000 to approximately $75.8 million at fiscal year end September 30, 2005. During that same five-year period, total consolidated loans decreased 14.92% and consolidated deposits decreased 0.17%. In December 2004, MCM sold its Memphis, Missouri branch to the Bank of Kirksville for a variety of reasons. The branch had relatively high cost deposits, high overhead and little prospects for growth or improvement in profitability. In addition, the branch was an approximately two-hour drive from the home office. The sale of deposits of $6.4 million resulted in recognition of gain on sale of $383,501. In addition, in March 2005, Fidelity Home Services, Inc. sold the insurance business that it operated due to the size of Fidelity Homes Services, Inc. and its limited growth opportunities. Since that date, Fidelity Home Services, Inc. has remained inactive. The sale of Fidelity Home Services, Inc. did not have a significant effect on the financial position or results of operations of MCM.

Critical Accounting Policies

The accounting and reporting policies of MCM were prepared in accordance with US GAAP and to general practices within the financial services industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. MCM's management has identified the accounting policies described below as those that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of the MCM's financial statements and management's discussion and analysis.

Income Recognition

MCM recognizes interest income by methods conforming to US GAAP that include general accounting practices within the financial services industry. Interest income on loans and investments is recognized by methods that result in level rates of return on principal amounts outstanding, including yield adjustments resulting from the amortization of loan costs and premiums on investments and accretion of loan fees and discounts on investments.

In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 90 days past due, the accrual of interest is discontinued. In addition, previously accrued interest deemed uncollectible that was recognized in income is reversed. Interest received on nonaccrual loans is included in income only if principal recovery is reasonably assured. A nonaccrual loan is restored to accrual status when it is brought current or has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer doubtful.

Allowance for Loan Losses

Valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. MCM considers a loan to be impaired when, based on current information and events, it is probable that MCM will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include nonaccrual income property loans (excluding those loans included in the homogenous portfolio which are collectively reviewed for impairment), large, nonaccrual single-family loans and troubled debt restructurings. Such loans are generally placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses.

Allowances for losses are available to absorb losses incurred on loans and represent additions charged to expense, less net charge-offs. The allowances are evaluated on a regular basis by management and are based on management's periodic review of the collectibility of loans, in light of historical experience, fair value of the underlying collateral, changes in the types and mix of loans originated and prevailing economic conditions.

Mortgage Servicing Rights

Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, mortgage servicing rights are stratified based on the predominant risks characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value.

Liquidity and Capital Requirements

MCM's primary sources of funds consist of deposits bearing market rates of interest and loan repayments. MCM has consistently used borrowings from the Federal Home Loan Bank of Des Moines as an additional source of funds. MCM uses its liquidity resources principally to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, to fund existing and future loan commitments, to invest in mortgage-backed and investment securities and to maintain liquidity. It is the policy of MCM to monitor its liquidity to meet regulatory requirements and its local funding requirements.

The market area served by MCM is stable with little growth in population or deposits. At December 31, 2005, MCM had transaction accounts amounting to $14.3 million and certificates of deposit of $27.1 million maturing within one year. Management anticipates, based on historical experience and its familiarity with its customer base and local market conditions, that maturing certificates will be replaced by transaction accounts or renewal of certificates. For example, at December 31, 2004, MCM had $39.0 million in certificates of deposit, of which $23.4 million were to mature in one year. MCM was able to slightly increase its certificates of deposit to $40.0 million at December 31, 2005 without having to increase its competitive posture within its market during 2005 with respect to its pricing of certificates of deposit. Management adjusts interest rates on retail deposits to maintain deposits and attract new deposits when necessary and obtains FHLB advances where the cost is less than the overall cost of retail deposits.

The following is a summary of MCM's regulatory capital and capital requirements at December 31, 2005:

	Tangible Capital	Core/ Leverage Capital	Tier I Risk-Based Capital	Total Risk-Based Capital
		(Dollars in thousands)		
Stockholders' equity	$ 5,127	$ 5,127	$ 5,127	$ 5,127
Adjustments:				
Allowance for loan losses	-	-	-	257
Other	-	-	-	(9)
Regulatory capital	$ 5,127	$ 5,127	$ 5,127	$ 5,375
Total assets	$ 79,280	$ 79,280	$ 79,280	$ 79,280
Risk-weighted assets	$ 40,502	$ 40,502	$ 40,502	$ 40,502
Capital ratio	6.47%	6.47%	12.64%	13.27%
Regulatory capital requirement	1.50%	4.00%	N/A	8.00%
Prompt corrective action requirement to be "well-capitalized"	N/A	5.00%	6.00%	10.00%

Asset/Liability Management

The principal operating objectives of MCM and other mortgage lenders is the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Savings associations have generally sought to reduce their exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which their interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms.

MCM stresses the origination and purchase of adjustable-rate one-to-four-family mortgage loans. At December 31, 2005, approximately $18.5 million, or 75.8%, of MCM's loans secured by one-to-four family real estate were adjustable-rate mortgages. In order to increase the interest rate sensitivity of its assets, MCM has also maintained a consistent level of short and intermediate-term investment securities and other assets. At December 31, 2005, MCM had $3.1 million of investment securities maturing within one year and $22.8 million of investment securities maturing within one to five years. In addition, MCM has undertaken various marketing programs and interest rate strategies from time to time such as promotion of certificates with higher rates to encourage customers to accept longer-term certificate maturities.

Quantitative Disclosures of Market Risk

MCM does not purchase derivative financial instruments or other financial instruments for trading purposes. Further, MCM is not subject to any foreign currency exchange rate risk, commodity price risk or equity price risk. MCM is subject to interest rate risk.

The OTS provides a net market value methodology to measure the interest rate risk exposure of savings associations. This exposure is a measure of the potential decline in the net portfolio value (NPV) of the institution based upon the effect of an assumed 200 basis point increase or decrease in interest rates. NPV is the present value of the expected net cash flows from the institution's financial instruments (assets, liabilities and off-balance sheet contracts). Loans, deposits, advances and investments are valued taking into consideration similar maturities, related discount rates and applicable prepayment assumptions. The following table was prepared by the OTS based upon information provided by management of MCM and sets forth as of September 30, 2005, the date of the most recent available report, the estimated changes in fair value of equity based on the indicated interest rate environments:

Change (In Basis Points) In Interest Rates	Estimated Net Portfolio Value			NPV as % of PV of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	BP Change
	(Dollars in thousands)				
+300	$ 3,630	$ (3,229)	(47)%	5.05%	(385)
+200	4,808	(2,051)	(30)%	6.52%	(238)
+100	5,971	(888)	(13)%	7.91%	(99)
0	6,859	-	-	8.90%	-
(100)	6,973	114	2%	8.95%	5
(200)	$ 6,567	$ (292)	(4)%	8.38%	(52)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Qualitative Disclosures of Market Risk

MCM's principal financial objective is to achieve long-term profitability while managing its exposure to fluctuating interest rates. MCM has an exposure to interest rate risk. MCM has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. In particular, MCM's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination for portfolio of adjustable-rate loans. In addition, MCM sells fixed-rate loans in the secondary market. Management of MCM does not anticipate that financial objectives, strategies or instruments used to reduce its interest rate risk exposure will change significantly in the near future. Asset/liability management in the form of structuring cash instruments provides greater flexibility to adjust exposure to interest rates.

Yields Earned and Rates Paid

Savings institutions have traditionally used the difference between the weighted average yield on interest-earning assets and weighted average rate paid on interest-bearing liabilities, or interest rate spread, as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets" which represents net interest income divided by average interest-earning assets. The following table presents the periods, the weighted average yields earned on MCM's interest-earning assets, the weighted average interest rates paid on MCM's interest-bearing liabilities, the interest rate spread and net yield on interest-earning assets. Average balances are derived from month-end balances. Non-accrual loans and non-interest-bearing NOW accounts have been included in the table as carrying a zero yield. Nontaxable interest income on loans amounted to $8,000, $8,000, $31,000 and $0 for the three-months ended December 31, 2005 and 2004 and the years ended September 30, 2005 and 2004, respectively. Nontaxable interest income on securities amounted to $23,000, $12,000, $72,000 and $8,000 for the three months ended December 31, 2005 and 2004 and the years ended September 30, 2005 and 2004, respectively. No tax equivalent adjustments were made. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented. Average daily balances are not available from MCM's outside service bureau.

	Three Months Ended December 31,					
	2005			2004		
	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance
			(Dollars in thousands)			
Loans	$ 664	6.22%	$ 42,723	$ 579	6.14%	$ 37,702
Mortgage-backed securities	175	3.95	17,719	216	3.69	23,419
Securities (1)	131	3.84	13,651	100	3.78	10,591
Other interest-earning assets	2	3.64	220	5	2.45	818
Total interest-earning assets	$ 972	5.23	$ 74,313	$ 900	4.96	$ 72,530
Deposits	386	2.84	54,305	319	2.30	55,701
Borrowings	148	3.51	16,886	119	3.26	14,592
Total interest-bearing liabilities	$ 534	3.00	$ 71,191	$ 438	2.50	$ 70,293
Net interest income	$ 438			$ 462		
Interest rate spread		2.23%			2.46%	
Net yield on interest-earning assets		2.36%			2.54%	
Ratio of average interest-earning assets to average interest-bearing liabilities			104.39%			103.18%

(1) Includes stock in Federal Home Loan Bank and Midwest Independent Bank.

	Year Ended September 30,					
	2005			2004		
	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance
			(Dollars in thousands)			
Loans	$2,262	6.08%	$37,183	$ 2,232	6.39%	$ 34,905
Mortgage-backed securities	835	3.81	21,937	984	3.62	27,201
Securities (1)	492	3.79	12,981	324	3.74	8,659
Other interest-earning assets	14	2.54	564	21	2.10	1,001
Total interest-earning assets........	$3,603	4.96	$72,665	$ 3,561	4.96	$ 71,766
Deposits	1,330	2.40	55,396	1,218	2.19	55,706
Borrowings	445	3.04	14,619	472	3.29	14,285
Total interest-bearing liabilities..	$1,775	2.54	$70,015	$ 1,690	2.41	$ 69,991
Net interest income....................	$1,828			$ 1,871		
Interest rate spread.....................		2.42%			2.55%	
Net yield on interest-earning assets..		2.52%			2.61%	
Ratio of average interest-earning assets to average interest-bearing liabilities			103.77%			102.54%

(1) Includes stock in Federal Home Loan Bank and Midwest Independent Bank.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for the major categories of interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., change in average balances multiplied by the prior-year average rate), (ii) changes attributable to rate (i.e., change in average rates multiplied by the prior-year average balance) and (iii) changes attributable to rate-volume (i.e. change in average balances multiplied by change in average rates).

	Three Months Ended December 31, 2005 vs. 2004			
	Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(Dollars in thousands)			
Interest-earning assets:				
Loans	$76	$ 8	$1	$85
Mortgage-backed securities	(52)	15	(4)	(41)
Securities	29	2	—	31
Other interest-earning assets	(3)	2	(2)	(3)
Total interest-earning assets	$59	$27	$(5)	$72
Interest-bearing liabilities:				
Savings	$(1)	$ —	$ —	$(1)
NOW and MMDA accounts	(1)	(1)	—	(2)
Time deposits	5	64	1	70
Borrowings	19	9	1	29
Total interest-bearing liabilities	$22	$72	$2	$96
Change in net interest income	$26	$(46)	$(4)	$(24)

	Year Ended September 30, 2005 vs. 2004			
	Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
	(Dollars in thousands)			
Interest-earning assets:				
Loans	$145	$(108)	$(7)	$30
Mortgage-backed securities	(191)	52	(10)	(149)
Securities	162	4	2	168
Other interest-earning assets	(9)	4	(2)	(7)
Total interest-earning assets	$107	$(48)	$(17)	$42
Interest-bearing liabilities:				
Savings	$(7)	$(2)	$ —	$(9)
NOW and MMDA accounts	(2)	(2)	—	(4)
Time deposits	39	83	3	125
Borrowings	11	(37)	(1)	(27)
Total interest-bearing liabilities	$41	$42	$2	$85
Change in net interest income	$66	$(90)	$(19)	$(43)

Financial Condition

Comparison of Consolidated Balance Sheets as of December 31, 2005 and September 30, 2005

Total consolidated assets increased $3.5 million, or 4.6%, to $79.3 million at December 31, 2005 from $75.8 million at September 30, 2005, due primarily to an increase in loans from $38.8 million at September 30, 2005 to $43.7 million at December 31, 2005. Federal Home Loan Bank advances increased from $14.5 million at September 30, 2005 to $18.1 million at December 31, 2005.

Cash and cash equivalents at December 31, 2005, totaled $2.2 million, an increase of $750,000, or 50.3%, from $1.5 million at September 30, 2005. This increase was due to higher interest rates available at December 31, 2005 compared to September 30, 2005, and MCM invested more funds in interest-bearing deposits and Federal funds sold. Investment securities held-to-maturity at December 31, 2005 totaled $12.2 million, a decrease of $1.0 million, or 7.2%, from $13.2 million at September 30, 2005. Securities declined due to maturities of $1.0 million. Mortgage-backed securities held-to-maturity at December 31, 2005 totaled $17.0 million, a decrease of $1.3 million or 7.2%, compared to $18.3 million at September 30, 2005. Mortgage-backed securities dropped as a result of principal repayments of $1.3 million.

Loans, net at December 31, 2005, totaled $43.8 million, an increase of $5.0 million, or 12.9%, compared to $38.8 million at September 30, 2005. The increase in loans for the quarter ended September 30, 2005 was due primarily to purchase of mostly commercial type loans from other lenders.

MCM's investment in bank owned life insurance was $482,000 at December 31, 2005.

Deposits decreased $94,000 to $54.7 million at December 31, 2005 from $54.8 million at September 30, 2005 as a result of fluctuation of customer deposit balances. MCM's local deposit market is very competitive, and MCM will at times lose deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, management believes it can raise MCM's interest rates or match local deposit rates to attract new funds or retain existing deposits. In addition, MCM has an agreement with the FHLB of Des Moines to provide cash advances, should MCM need additional funds for loan originations or other purposes.

Advances from the Federal Home Loan Bank increased by $3.6 million, or 25.0%, to $18.1 million at December 31, 2005 from $14.5 million at September 30, 2005. Advances from FHLB rose as a result of funding deposit withdrawals and loan originations. Advances from borrowers for taxes and insurance decreased due to the timing of payment of real estate taxes on behalf of borrowers.

Total stockholders' equity decreased from $5,136,000 at September 30, 2005 to $5,127,000 at December 31, 2005 due to a loss of $9,000 for the three months ended December 31, 2005.

Comparison of Consolidated Balance Sheets as of September 30, 2005 and September 30, 2004

Total consolidated assets increased $215,000, or .3%, to $75.8 million at September 30, 2005 from $75.6 million at September 30, 2004. The increase was due to net earnings of $126,000 as well as an increase in total liabilities.

Cash and cash equivalents at September 30, 2005, totaled $1.5 million, an increase of $189,000, or 14.6%, compared to $1.3 million at September 30, 2004. This increase reflects normal business activities. Investment securities held-to-maturity at September 30, 2005 totaled $13.2 million, an increase of $4.7 million, or 55.6%, compared to $8.5 million at September 30, 2004. Investment securities rose due to purchases of $6.7 million, net of maturities of $2.0 million. Funds from principal repayments of mortgage-backed securities and proceeds from FHLB advances were used to purchase securities. Mortgage-backed securities held-to-maturity at September 30, 2005 totaled $18.3 million, a decrease of $5.7 million, or 23.8%, compared to $24.0 million at September 30, 2004. Mortgage-backed securities dropped primarily as a result of principal repayments of $7.0 million, net of purchases of $2.0 million.

Loans, net at September 30, 2005, totaled $38.8 million, an increase of $1.3 million compared to $37.4 million at September 30, 2004 due to due primarily to the origination of commercial loans for portfolio.

Deposits decreased $1.8 million, or 3.2% to $54.8 million at September 30, 2005 from $56.6 million at September 30, 2004, as a result of certain non-core deposit sources. MCM sold its Memphis, Missouri branch and its $6.4 million in deposits, and replaced it with some FHLB borrowings, state deposits and other non-core deposits. MCM's local deposit market is very competitive, and MCM will at times lose deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, management believes it can raise MCM's interest rates or match local deposit rates to attract new funds or retain existing deposits. In addition, MCM has an agreement with the FHLB of Des Moines to provide cash advances, should MCM need additional funds for loan originations or other purposes.

Advances from the Federal Home Loan Bank increased by $2.0 million, or 15.9%, to $14.5 million at September 30, 2005 from $12.5 million at September 30, 2004 as a result of funding increases in loans.

Total stockholders' equity increased from $5.0 million at September 30, 2004 to $5.1 million at September 30, 2005 due to net income of $126,000.

Comparison of Operating Results as of the Three-Month Periods Ended December 31, 2005 and 2004

MCM incurred a net loss of $9,000 for the three months ended December 31, 2005, a decrease of $233,000, compared to a net income of $224,000 for the three months ended December 31, 2004. The decrease was due to multiple factors. The three month period ended December 31, 2005 included $56,000 in non-tax deductible merger expenses. The three month period ended December 31, 2004 included a $384,000 pre-tax gain from sale of the Memphis, Missouri branch and a $98,000 loss on charge off of a portion of a parcel of real estate owned that had been acquired by foreclosure in 1998.

Interest income increased from $901,000 for the three months ended December 31, 2004 to $972,000 for the three months ended December 31, 2005 due primarily to an increase in loans outstanding and higher interest rates. Interest on mortgage-backed securities decreased from $216,000 for the three months ended December 31, 2004 to $175,000 for the three months ended December 31, 2005 due to a lower weighted average balance, partially offset by a higher rate. Other interest income decreased from $5,000 for the three months ended December 31, 2004 to $2,000 for the three months ended December 31, 2005 due to a lower average balance. Components of interest income vary from time to time based on market interest rates on loans, mortgage-backed securities, investment securities and other interest-earning expenses.

Interest expense increased from $438,000 for the three months ended December 31, 2004 to $534,000 for the three months ended December 31, 2005 due primarily to higher interest rates and, to a lesser extent, to a higher average balance of FHLB advances.

Net interest income for the three months ended December 31, 2005 totaled $438,000, a decrease of $24,000 compared to $462,000 for the three months ended December 31, 2004. The decrease in interest income was primarily due to a lower interest rate spread.

The interest rate spread dropped from 2.46% for the three months ended December 31, 2004 to 2.23% for the three months ended December 31, 2005. The interest rate spread declined primarily due to the interest cost of deposits and borrowings increasing by more than the increase in yield from loans and investments.

The average yield on interest-earning assets increased by 27 basis points, while the average rate on interest-bearing liabilities increased by 50 basis points.

Interest on loans increased due to a higher average balance. Components of interest income and related asset balances vary from time to time based on a variety of factors, including the rates and terms of loans, mortgage-backed securities, investment securities and other interest-bearing assets. The average balance on loans increased from $37.7 million for the three months ended December 31, 2004 to $42.7 million for the three months ended December 31, 2005. The average yield on loans increased from 6.14% for the three months ended December 31, 2004 to 6.22% for the three months ended December 31, 2005. Interest on mortgage-backed securities decreased as a result of a lower average balance. The average balance on mortgage-backed securities declined from $23.4 million for the three months ended December 31, 2004 to $17.7 million for the three months ended December 31, 2005 as a result of prepayments. Interest on securities increased due to a higher average balance. The average balance on securities rose from $10.6 million for the three months ended December 31, 2004 to $13.7 million for the three months ended December 31, 2005 due primarily from the reinvestment of collections from mortgage-backed securities. Interest on deposits increased as a result of a higher average rate. The average rate on deposits rose from 2.30% for the nine months ended December 31, 2004 to 2.84% for the three months ended December 31, 2005. Interest on borrowings increased due to a higher average rate and balance.

Based upon analysis of historical experience, the volume and type of lending conducted by MCM, the status of past due principal and interest payments and other factors related to the collectibility of MCM's loan portfolio, MCM recorded a provision for loan losses on loans totaling $10,000 for the three months ended December 31, 2005, compared to a $15,000 provision for the three months ended December 31, 2004. The provisions recorded reflect MCM's perception of the risk prevalent in the economy integrated with the overall loan portfolio and the level of charge-offs recorded in the period. MCM believes that all nonperforming loans are adequately collateralized; however, there can be no assurance that the allowance for loan losses will be adequate to cover probable losses on nonperforming assets.

Total noninterest income for the three months ended December 31, 2005 amounted to $127,000, a decrease of $389,000, or 75.4%, compared to $515,000 for the three months ended December 31, 2004. The decrease in noninterest income was primarily due to the gain from sale of the Memphis, Missouri branch of $384,000 included in quarter ended December 31, 2004.

Loan service fees and other charges, net of amortization of mortgage service rights, decreased to $23,000 for the three months ended December 31, 2005 from $46,000 for the three months ended December 31, 2004 due primarily to an increase in amortization of mortgage servicing rights.

Noninterest expense for the three months ended December 31, 2005 totaled $558,000, a decrease of $70,000 or 11.1% from $628,000 in the three months ended December 31, 2004. Total salaries and employee benefits, the largest component of noninterest expense, was $278,000 for the three months ended December 31, 2005, relatively unchanged from the three months ended December 31, 2004. Occupancy expense was $64,000 for the three months ended December 31, 2005, compared to $74,000 for the three months ended December 31, 2004. Lower occupancy expenses resulted from a decline in depreciation expense, as certain furniture and equipment items were fully depreciated in fiscal year 2005. Cost of operations of foreclosed real estate was substantially less due to recognition of a nonrecurring provision for loss of $100,000 in the quarter ended December 31, 2004. MCM sold the real estate development project in May 2005.

Income tax expense for the three month period ended December 31, 2005 totaled $6,000, compared to $112,000 for the three months ended December 31, 2004. The lower provision for income taxes resulted from lower earnings before income taxes.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2005 and 2004

MCM's net income totaled $126,000 for the fiscal year ended September 30, 2005, a decrease of $31,000 or 20.0%, compared to $157,000 for the fiscal year ended September 30, 2004. The decrease in net income was primarily due to $251,000 non-tax deductible merger related expenses and filing fees associated with various regulatory filings required for the merger and provisions for loss on foreclosed real estate of $100,000, which more than offset a $384,000 gain from sale of the Memphis, Missouri branch. Without the merger related expenses, net income would have more than doubled for the fiscal year ended September 30, 2005 as compared to the year ended September 30, 2004.

Interest income was maintained at approximately $3.6 million for the years ended September 30, 2004 and September 30, 2005. Interest on mortgage-backed securities and other interest income decreased due to investment of proceeds of such assets into loans and securities. Components of interest income vary from time to time based on market interest rates on loans, mortgage-backed securities, investment securities and other interest-earning assets.

Interest expense increased from $1.7 million for the year ended September 30, 2004 to $1.8 million for the year ended September 30, 2005 due to higher balances on time deposits and interest rates, offset by a lower average balance of FHLB advances.

Net interest income for the fiscal year ended September 30, 2005 totaled $1.8 million, a decrease of $43,000, or 2.3%, compared to $1.9 million for the fiscal year ended September 30, 2004. The decrease in net interest income is primarily due to a rise in interest expense greater than the increase in interest income as market rates increased during the year ended September 30, 2005 and the yield curve flattened. Statistic data from the Federal Reserve shows that the average Federal funds rate for the week of September 30, 2004 was 1.76% compared to 3.77% for the week of September 30, 2005. Thus, short term market rates increased by over 2.00% for the year ended September 30, 2005. During the fiscal year ended September 30, 2005, MCM essentially replaced its maturing investments in mortgage backed securities with callable agencies and municipals. MCM increased its loans primarily by purchasing loans from or originating loans for other lenders. Interest income on loans for the year ended September 30, 2005 increased by $30,000 due primarily to an increase in the average loans outstanding for the year of $2.3 million or 6.6%. Average loans for the year ended September 30, 2005 were $37.2 million compared to $34.9 million for the year ended September 30, 2004.

Interest on deposits decreased as the average rate on deposits increased from 2.19% for the year ended September 30, 2004 to 2.40% for the year ended September 30, 2005. Market interest rates increased significantly from September 30, 2004 to September 30, 2005. Statistic data from the Federal Reserve shows that the average Federal funds rate for the week of September 30, 2004 was 1.76% compared to 3.77% for the week of September 30, 2005. Average deposits for the year ended September 30, 2005 decreased by $300,000 or 0.5% from $55.7 million at September 30, 2004 to $55.4 million at September 30, 2005.

Interest on borrowings decreased as the average rate on borrowings from the Federal Home Loan Bank decreased from 3.29% for the year ended September 30, 2004 to 3.04% for the year ended September 30, 2005.

Based upon analysis of historical experience, the volume and type of lending conducted by MCM, the status of past due principal and interest payments and other factors related to the collectibility of MCM's loan portfolio, MCM recorded a provision for loan losses on loans totaling $45,000 for the fiscal year ended September 30, 2005, compared to a $55,000 for the fiscal year ended September 30, 2004. The provisions recorded during the fiscal year ended September 30, 2005 reflect MCM's perception of the risk prevalent in the economy integrated with the overall loan portfolio and the level of charge-offs recorded in the fiscal year ended September 30, 2005. MCM believes that all nonperforming loans are adequately collateralized; however, there can be no assurance that the allowance for loan losses will be adequate to cover probable losses on nonperforming assets.

Total noninterest income for the fiscal year ended September 30, 2005 amounted to $1.0 million, an increase of $362,000, or 56.7%, compared to $641,000 for the fiscal year ended September 30, 2004. The increase in noninterest income is primarily due primarily to several nonrecurring items, i.e. sale of the Memphis branch of $384,000, insurance recovery of $80,000, and lower gains on sale of mortgage loans of $88,000.

Noninterest expense for the fiscal year ended September 30, 2005 totaled $2.5 million, an increase of $294,000, or 13.2%, from $2.2 million for the fiscal year ended September 30, 2004. Total salaries and employee benefits, the largest component of noninterest expense, was $1.1 million for the fiscal year ended September 30, 2005, relatively unchanged from the fiscal year ended September 30, 2004. Occupancy expenses for the year ended September 30, 2005 totaled $306,000, a decrease of $35,000 or 10.3% from the $341,000 for the fiscal year ended September 30, 2004. Lower occupancy expenses resulted from lower depreciation expense. Noninterest expense included a relatively large one time item related to the loss on the sale of a parcel of other real estate that had been acquired by foreclosure in 1998. The costs related to foreclosed real estate increased for the fiscal year ended September 30, 2005 by $141,000 and was a primary reason for the increase in noninterest expense. The largest single reason for the increase in noninterest expense was the $251,000 or merger expenses for the year ended September 30, 2005 compared to none for September 30, 2004. Other non interest expense decreased due to personnel recruitment costs incurred during the year ended September 30, 2004 and lower postage and supplies costs in 2005.

Income tax expense for the fiscal year ended September 30, 2005 totaled $139,000, an increase of $67,000 or 94.5% compared with $72,000 for the fiscal year ended September 30, 2004. The higher provision for income tax expense is due to MCM actually earning more taxable income and the non tax deductibility of the merger expenses.

Asset Quality

The following table sets forth information with respect to MCM's non-performing assets. At these dates, MCM did not have any restructured loans within the meaning of Statement of Financial Accounting Standards No. 15. Non-accrual loans are those loans for which the accrual of interest has ceased. Generally, loans are placed on on-accrual status when they are more than 90 days contractually delinquent, and in the opinion of management, collection of additional interest is unlikely. Other non-performing assets represent property acquired by MCM through foreclosure or repossession.

	December 31, 2005	September 30, 2005	September 30, 2004
		(Dollars in thousands)	
Loans accounted for on a non-accrual basis			
Residential real estate	$ 192	$ 271	$ 152
Commercial non-real estate	-	- -	-
Consumer loans	-	-	22
Total	$ 192	$ 271	174
Accruing loans which are contractually past due 90 days or more			
Residential real estate	-	-	-
Commercial non-real estate	-	-	-
Consumer loans	-	-	-
Total non-performing loans	$ 192	$ 271	$ 174
Other non-performing assets	72	-	253
Total non-performing assets	$ 264	$ 271	$ 427
Non-performing loans as a percentage of total loans	0.44%	0.70%	0.47%
Non-performing loans as a percentage of total assets	0.24%	0.36%	0.23%
Non-performing assets as a percentage of total assets	0.33%	0.36%	0.57%

Off-Balance Sheet Arrangements

MCM is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to originate loans, standby letters of credit and lines of credit. At December 31, 2005, MCM had outstanding commitments to originate adjustable-rate loans aggregating approximately $384,000. MCM had no outstanding letters of credit at December 31, 2005. At December 31, 2005, MCM had granted unused lines of credit to borrowers aggregating approximately $732,000, $32,000 and $250,000 for residential, commercial and open-end consumer lines, respectively.

Recent Accounting Pronouncements

The following accounting standards were recently issued relating to the financial services industry.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (R), "Share-Based Payment." SFAS No. 123 (R) requires all nonpublic entities to recognize compensation expense equal to the fair value or calculated value of share-based payments such as stock options granted to employees. The entity is required to record compensation expense for the unvested portion of previously granted awards that are outstanding as of the required effective date over the requisite service period. SFAS No. 123 (R) is effective for nonpublic entities as of the beginning of the fiscal year that begins after December 15, 2005. SFAS No. 123 (R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." MCM does not currently have any share-based payment arrangements that are within the scope of SFAS No. 123 (R).

In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets," SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005, and is not expected to have a material impact on MCM's financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations," an interpretation of SFAS No. 143, "Accounting for Asset Retirement Obligations." FIN 47 generally applies to long-lived assets and requires a liability to be recognized for a conditional asset retirement obligation if the fair value of that liability can be reasonably estimated. The Interpretation is effective no later than the end of fiscal years ending after December 15, 2005, with early adoption encouraged. MCM does not expect the application of FIN 47 to have a material impact on MCM's financial position or results or operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion 20 and SFAS No. 3." SFAS No. 154 requires changes in accounting principles to be retrospectively applied to the prior periods presented in the financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. MCM does not expect SFAS No. 154 to have a material impact on MCM's financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments." The FSP addresses determining when an investment is considered impaired, whether an impairment is other than temporary, and measuring an impairment loss. The FSB also addresses the accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. MCM is currently evaluating the requirements of the FSP and does not expect the application of the FSP to have a material impact on MCM's financial position or results of operations.

In December 2005, the FASB issued FSP SOP 94-6-1, "Terms of Loan Products That May Give Rise to a Concentration of Credit Risk." The FSP, expands the reporting requirements under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments, " for loan products that are determined to represent a concentration of credit risk, including contractual features where repayments are less than the repayments for fully amortizing loans of an equivalent term and high loan-to-value ratios. The guidance in this FSP is generally effective for interim and annual periods ending after December 19, 2005. The disclosure requirements of FSP 94-6-1 do not affect MCM's financial position or results of operations since MCM does not retain products described in the FSP in the loan portfolio.

Inflation

MCM has prepared the financial statements and related financial data presented in this joint proxy statement/prospectus in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on MCM's operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of MCM's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on MCM's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Key Operating Ratios

The table below sets forth certain performance ratios of MCM for the periods indicated.

	At or for Three Months Ended December 31,		At or for Years Ended September 30,	
	2005	2004	2005	2004
	(Annualized)			
Return on assets (1)	(0.05)%	1.19%	0.17%	0.22%
Return on equity (2)	(0.69)%	17.69%	2.48%	3.19%
Equity-to-asset ratio (3)	6.72%	6.72%	6.70%	6.79%
Equity-to-asset, end of year	6.47%	6.98%	6.78%	6.63%
Interest rate spread (4)	2.23%	2.46%	2.42%	2.55%
Net yield on interest-earning assets (5)	2.36%	2.54%	2.52%	2.61%
Ratio of non-performing assets to total assets (6)	0.33%	0.50%	0.36%	0.57%
Dividend payout ratio (7)	--	--		--

(1) Computed by dividing net income (loss) by average total assets.
(2) Computed by dividing net income (loss) by average total equity.
(3) Computed by dividing average equity by average total assets.
(4) Computed as the difference between the yield earned on average interest-earning assets and the cost of average interest-bearing liabilities.
(5) Computed by dividing net interest income by average total interest-earning assets.
(6) Computed by dividing non-performing assets (i.e., loans 90 days or more past due and real estate owned) by total assets as of the last day of the period indicated.
(7) Represents dividends per share divided by basic earnings per share.

Analysis of Loan Portfolio. Set forth below is selected data relating to the composition of MCM's loan portfolio by type of loan at the dates indicated. At December 31, 2005, MCM had no concentrations of loans exceeding 10% of total loans that are not otherwise disclosed.

	At December 31,		At September 30,			
	2005		2005		2004	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Type of Loan:						
Loans secured by real estate						
Construction						
One-to-four-family	$ 72	0.2	$ 532	1.4	$ 398	1.1
Commercial	750	1.7	750	1.9	689	1.8
Residential						
One-to-four-family	24,738	55.8	22,933	58.7	24,061	64.0
Multifamily......................	719	1.6	722	1.9	743	2.0
FHA/VA	191	0.4	233	0.6	78	0.2
Commercial	4,917	11.1	4,664	11.9	2,546	6.7
Agricultural.........................	2,162	4.9	2,496	6.4	2,265	6.0
Land..................................					300	0.8
	33,549	75.7	32,330	82.8	31,080	82.6
Other loans						
FHA Title I property improvement loans	51	0.1	58	0.1	404	1.1
Mobile home loans	246	0.6	248	0.6	221	0.6
Secured by savings deposits.............................	72	0.2	67	0.2	96	0.2
Education loans.................	219	0.5	239	0.6	360	1.0
Automobile loans..............	1,876	4.3	2,004	5.1	2,290	6.1
Leases	7,239	16.3	2,919	7.5	1,686	4.5
Consumer and other...........	370	0.8	373	1.0	545	1.4
Commercial non real estate	674	1.5	828	2.1	928	2.5
	10,747	24.3	6,736	17.2	6,530	17.4
Total gross loans	44,296	100.0	39,066	100.0	37,610	100.0
Less						
Loans in process	364		104			
Deferred loan costs	(74)		(72)		(71)	
Allowance for loan losses..	257		270		264	
Net loans	$43,749		$38,764		$ 37,417	

Loan Maturity Schedule. The following table sets forth certain information as of September 30, 2005 regarding the dollar amount of loans maturing in MCM's portfolio based on final maturity. The table does not include the effect of prepayments or scheduled principal amortization. Demand loans, loans having no stated schedule of repayment and no stated maturity and overdrafts are reported as due in one year or less.

	Due Within One Year After September 30, 2005	Due After 1 Through 5 Years After September 30, 2005	Due After 5 Years After September 30, 2005	Total
		(In thousands)		
Real estate construction	$ 532	$ -	$ -	$ 532
Commercial construction	750	-	-	750
Real estate mortgage	3,605	2,312	17,971	23,888
Commercial and agricultural real estate	1,117	2,053	3,990	7,160
Commercial non-real estate	364	2,928	455	3,747
Consumer	512	2,005	472	2,989
Total	$6,880	$9,298	$22,888	$39,066

The following table sets forth at September 30, 2005 the dollar amount of all loans due more than one year after September 30, 2005 which have predetermined interest rates and have floating or adjustable rates.

	Pre-determined Rate	Floating or Adjustable Rate
	(In thousands)	
Real estate construction	$ -	$ -
Commercial construction	-	-
Real estate mortgage	5,420	14,863
Commercial and agricultural real estate	2,654	3,389
Commercial non-real estate	3,252	131
Consumer	2,238	239
Total	$13,564	$18,622

Non-Performing Assets and Asset Classification. MCM contacts the borrower by mail when a loan is 15 days delinquent, and contacts the borrower by telephone when a loan is 30 days delinquent. MCM attempts to negotiate a payment plan with the borrower and closely tracks the progress of payments made on all loans delinquent 30 days or more. Generally, MCM's policy is to exclude from income interest delinquent over 90 days. Such interest ultimately collected is credited to income in the period received.

At December 31, 2005 and September 30, 2005, MCM's non-performing loans totaled $192,000 and $271,000, respectively, and consisted of various residential and consumer loans. Real estate acquired by MCM as a result of foreclosure or by deed in lieu of foreclosure is classified and as real estate owned until such time as it is sold. When such property is acquired it is recorded at the lower of the unpaid principal balance of the related loan or its fair value. Subsequent to foreclosure, real estate owned is periodically evaluated by management, and valuation allowances are established by a charge to expense if the fair value of the property declines. MCM had one $72,000 residential property at December 31, 2005.

The following table sets forth information with respect to MCM's non-performing assets for the periods indicated. During the periods shown, MCM had no restructured loans within the meaning of Statement of Financial Accounting Standards No. 15.

	December 31,	At September 30,	
	2005	2005	2004
	(Dollars in thousands)		
Non-performing loans:			
Loans accounted for on a non-accrual basis[1]:			
Real estate:			
Residential	$ 192	271	$ 152
Commercial	-	-	-
Non-Real Estate:			
Commercial	-	-	0
Consumer	-	0	22
Total	$ 192	$ 271	$ 174
Accruing loans which are contractually past due 90 days or more:			
Real estate:			
Residential	$ -	$ -	$ -
Commercial	-	-	-
Non-Real Estate:			
Commercial	-	-	-
Consumer	-	-	-
Total	$ -	$ -	$ -
Total non-performing loans	$ 192	271	$ 174
Other non-performing assets[2]	72	-	253
Total non-performing assets	$ 264	$ 271	$ 427
Percentage of non-performing loans to total loans	0.44%	0.70%	0.47%
Percentage of non-performing loans to total assets	0.24%	0.36%	0.23%
Percentage of non-performing assets to total assets	0.33%	0.33%	0.57%

(1) Non-accrual status denotes loans which have become greater than 90 days contractually delinquent, and on which, in the opinion of management, collection of additional interest is unlikely, or loans that meet non-accrual criteria as established by regulatory authorities. Payments collected on non-accrual loans are recorded to interest income for all interest amounts due, with any remaining amounts being applied to principal.

(2) Other non-performing assets represent property acquired by MCM through foreclosure or repossession. This property is carried at the lower of its fair market value or the principal balance of the related loan, whichever is lower.

During the three months ended December 31, 2005 and the fiscal years ended September 30, 2005 and 2004, gross interest income of $4,000, $6,000 and $0 respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. Interest on such loans included in income during the periods amounted to $0, $0 and $0, respectively.

At December 31, 2005, MCM did not have any loans which were not currently classified as non-accrual, 90 days past due, restructured or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and would result in disclosure as non-accrual, 90 days past due, restructured or impaired.

Allowance for Loan Losses. The following table sets forth an analysis of MCM's allowance for loan losses for the periods indicated.

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Year Ended September 30, 2005	Year Ended September 30, 2004
	(Dollars in thousands)			
Balance at beginning of period	$ 270	$ 264	$ 264	$ 241
Loans charged-off:				
Residential	24	-	24	41
Commercial real estate	-	-	-	-
Commercial non-real estate	-	-	-	16
Consumer	-	19	42	14
Total charge-offs	$ 24	$ 19	$ 66	$ 71
Loans recoveries:				
Residential	-	-	(4)	(33)
Commercial real estate	-	-	(2)	-
Commercial non-real estate	-	-	-	(1)
Consumer	(1)	(1)	(21)	(5)
Total recoveries	$ (1)	$ (1)	$ (27)	$ (39)
Total net charge-offs	$ 23	$ 18	$ 39	$ 32
Provision for loan losses	10	15	45	55
Balance at end of period	$ 257	$ 261	$ 270	$ 264
Ratio of net charge-offs to average loans outstanding during the period	0.05%	0.05%	0.10%	0.09%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At December 31,		At September 30,			
	2005		2005		2004	
	Amount	Percent of Loans in Category to Total Loans	Amount	Percent of Loans in Category to Total Loans	Amount	Percent of Loans in Category to Total Loans
			(Dollars in thousands)			
Allowance distribution:						
Construction	$ -	0.2%	$ 1	1.4%	$ 1	1.1%
Commercial construction	7	1.7%	7	1.9%	7	1.8%
Residential	105	57.8%	100	61.2%	141	67.0%
Commercial and agricultural real estate	68	16.0%	91	18.3%	47	12.7%
Commercial non-real estate	67	17.8%	55	9.6%	45	7.0%
Consumer	10	6.5%	16	7.6%	23	10.4%
Total allowance for loan losses	$ 257	100.0%	$ 270	100.0%	$ 264	100.0%

Federal regulations require each savings association to classify its asset quality on a regular basis. In addition, in connection with examinations of such savings associations, federal examiners have authority to identify problem assets and, if appropriate, classify them. An asset is classified substandard if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, MCM will classify a loan as substandard if MCM can no longer rely on the borrower's income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as doubtful if full collection is highly questionable or improbable. An asset is classified as loss if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a special mention classification, described as assets which do not currently expose a savings association to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful require a savings association to establish allowances for loan losses. If an asset or portion thereof is classified loss, a savings association must either establish specific allowances for loan losses in the amount of the portion of the asset classified loss, or charge off such amount. Federal examiners may disagree with a savings association's classifications and amounts reserved. If a savings association does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS. At December 31, 2005, MCM had $417,000 in assets classified as substandard and none in assets classified as doubtful or loss.

Investments and Other Interest-Earning Assets

The following sets forth the carrying values and fair values of MCM's investment portfolio, interest-bearing deposits and FHLB and Midwest Independent Bank stock at the dates indicated.

	At December 31, 2005		At September 30, 2005		At September 30, 2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(Dollars in thousands)			
Held to maturity securities:						
U.S. Treasury notes:	$ 50	$ 50	$ 50	$ 50	$ 50	$ 52
U.S. Government agency obligations	9,091	8,909	10,091	9,998	6,998	7,027
Municipal bonds	2,786	6,951	2,789	2,795	921	928
Mortgage-backed securities	7,113	9,015	7,576	7,511	9,907	10,006
Collateralized mortgage obligations	9,906	9,459	10,763	10,428	14,159	13,960
Corporates	250	193	250	206	500	498
Certificate of deposits in other banks	-	-	-	-	596	596
Other investments:						
Federal funds sold and interest-bearing deposits	1,304	1,304	430	430	464	464
FHLB of Des Moines stock	921	921	838	838	686	686
Midwest Independent Bank stock	50	50	50	50	50	50
Total investments and other interest-earning assets	$31,471	$30,620	$32,837	$32,306	$34,331	$34,267

The following tables set forth the scheduled maturities, carrying values, market values and average yields for MCM's investments, interest-bearing deposits, FHLB stock, and Midwest Independent Bank stock, at December 31, 2005 and September 30, 2005 and 2004. Yields on municipal bonds have not been computed on a tax-equivalent basis.

At December 31, 2005

	On Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Market Value	Average Yield
	(Dollars in thousands)										
U.S. Treasury notes	$ 50	4.67%	$ -	-%	$ -	-%	$ -	-%	$ 50	$ 50	4.67%
U.S. government agency obligations	-	-%	7,595	4.10%	1,496	3.84		-%	9,091	8,909	4.06%
Municipals bonds	65	3.00%	1,462	3.19%	1,049	3.76%	210	2.75%	2,786	2,783	3.37%
Mortgage backed securities (MBS)	536	3.03%	6,355	4.03%	222	(0.17%)	-	-%	7,113	6,951	3.82%
Collaterized mortgage obligations	2,496	3.94%	7,410	3.94%	-	-%	-	%	9,906	9,459	3.94%
Corporates	-	-%	-	-%	250	4.76%	-	%	250	193	4.76%
Certificate of deposits	-	-%	-	-%	-	-%	-	%	-	-	-%
Federal funds sold and other deposits	1,304	3.92%	-	-%	-	-%	-	%	1,304	1,304	3.92%
FHLB of Des Moines stock (no stated maturity)	-	-%	-	-%	-	-%	921	2.68%	921	921	2.68%
Midwest Independent Bank stock (no stated maturity)	-	-%	-	-%		-%	50	2.82%	50	50	2.82%
Total	$ 4,451	3.82%	$ 22,822	3.97%	$ 3,017	3.59%	$ 1,181	2.70%	$ 31,471	$ 30,620	3.87%

At September 30, 2005

	On Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Market Value	Average Yield
	(Dollars in thousands)										
U.S. Treasury notes	$50	4.67%	$ -	-%	$ -	-%	$ -	-%	$ 50	$ 50	4.67%
U.S. government agency obligations	-	-%	8,595	3.97%	1,496	3.84%	-	-%	10,091	9,998	3.95%
Municipals bonds	65	3.00%	1,313	3.14%	1,200	3.73%	211	2.75%	2,789	2,795	3.37%
Mortgage backed securities (MBS)	124	3.33%	7,227	3.96%	225	(.17)%	-	-%	7,576	7,511	3.82%
Collaterized mortgage obligations	2,781	3.95%	7,982	3.94%	-	-%	-	-%	10,763	10,428	3.94%
Corporates	-	-%	-	-%	250	4.76%	-	-%	250	206	4.76%
Certificate of deposits	-	-%	-	-%	-	-%	-	-%	-	-	-%
Federal funds sold and other deposits	430	3.50%	-	-%	-	-%	-	-%	430	430	3.50%
FHLB of Des Moines stock (no stated maturity)	-	-%	-	-%	-	-%	838	2.59%	838	838	2.59%
Midwest Independent Bank stock (no stated maturity)	-	-%	-	-%	-	-%	50	3.52%	50	50	3.52%
Total	$ 3,450	3.86%	$25,117	3.91%	$ 3,171	3.59%	$ 1,099	2.66%	$ 32,837	$ 32,306	3.83%

	At September 30, 2004										
	On Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Market Value	Average Yield
	(Dollars in thousands)										
U.S. Treasury notes	$ –	–%	$ 50	4.67%	$ –	–%	$ –	–%	$ 50	$ 52	4.67%
U.S. government agency obligations	–	–%	3,998	4.11%	3,000	3.66%	–	–%	6,998	7,027	3.92%
Municipals bonds	–	–%	152	3.00%	653	3.67%	116	2.90%	921	928	3.47%
Mortgage backed securities (MBS)	120	4.68%	9,529	4.04%	258	3.59%	–	–%	9,907	10,006	4.02%
Collaterized mortgage obligations	4,881	4.25%	9,278	3.79%	–	–%	–	–%	14,159	13,960	3.95%
Corporates	500	3.30%	–	–%	–	–%	–	–%	500	498	3.30%
Certificate of deposits	596	2.89%	–	–%	–	–%	–	–%	596	23596	2.89%
Federal funds sold and other deposits	464	1.67%	–	–%	–	–%	–	–%	464	464	1.67%
FHLB of Des Moines stock (no stated maturity)	–	–%	–	–%	–	–%	686	2.33%	686	686	2.33%
Midwest Independent Bank stock (no stated maturity)	–	–%	–	–%	–	–%	50	5.77%	50	50	5.77%
Total	$ 6,561	3.88%	$23,007	3.95%	$ 3,911	3.65%	$ 852	2.61%	$ 34,331	$ 34,267	3.86%

Deposits. The following table sets forth the average balances and average interest rates based on month-end balances for deposit categories which are in excess of 10% of average total deposits as of the dates indicated. Averages for the periods presented utilize average monthly balances.

	Three Months Ended December 31, 2005			Three Months Ended December 31, 2004		
	Interest-Bearing NOW accounts	Savings	Time Deposits	Interest-Bearing NOW accounts	Savings	Time Deposits
	(Dollars in thousands)					
Average balance	$4,877	$5,138	$40,447	$5,556	$5,856	$39,746
Average rate	0.33%	0.85%	3.64%	0.33%	0.86%	3.01%

	Year Ended September 30, 2005			Year Ended September 30, 2004		
	Interest-Bearing NOW accounts	Savings	Time Deposits	Interest-Bearing NOW accounts	Savings	Time Deposits
	(Dollars in thousands)					
Average balance	$4,908	$5,420	$40,704	$5,594	$6,212	$39,345
Average rate	0.34%	0.85%	3.09%	0.34%	0.89%	2.88%

The following indicates the amount of certificates of deposit of $100,000 or more in MCM by time remaining until maturity at December 31, 2005.

Maturity Period	Certificates of Deposit
	(In thousands)
Three months or less	$ 3,967
Over three through 12 months	4,482
Over 12 months	2,589
Total	$ 11,038

Borrowings. The following table sets for certain information regarding the borrowings outstanding of MCM at the dates and for the periods indicated.

	At December 31,		At September 30,	
	2005	2004	2005	2004
	(Dollars in thousands)			
Amounts outstanding at end of period:				
Federal Home Loan Bank advances	$ 18,130	$ 14,722	$ 14,500	$ 12,511
Fed Funds purchased from Midwest Independent Bank	-	437	-	-
Weighted average rate paid on:				
Federal Home Loan Bank advances	3.66%	2.73%	3.17%	3.29%
Fed Funds purchased from Midwest Independent Bank	-	2.73%	-	-

	For the Three Months Ended December 31,		For the Year Ended September 30,	
	2005	2004	2005	2004
	(Dollars in thousands)			
Maximum amount of borrowings outstanding at any month end:				
Federal Home Loan Bank advances	$ 18,130	$ 15,517	$ 18,523	$ 16,275
Fed Funds purchased from Midwest Independent Bank	126	437	437	399

	For the Three Months Ended December 31,		For the Year Ended September	
	2005	2004	2005	2004
	(Dollars in thousands)			
Approximate average borrowings outstanding with respect to:				
Federal Home Loan Bank advances	$ 16,786	$ 14,494	$ 14,546	$ 14,233
Fed Funds purchased from Midwest Independent Bank	100	98	73	52
Approximate weighted average rate paid on:(1)				
Federal Home Loan Bank advances	3.49%	3.26%	3.05%	3.31%
Fed Funds purchased from Midwest Independent Bank	4.48%	1.83%	2.93%	1.56%

(1) Weighted-average computed by dividing total interest paid by average balance outstanding.

PROPOSAL TO APPROVE THE REORGANIZATION

General

This section of the joint proxy statement/offering circular describes the reorganization and the principal provisions of the Reorganization Agreement. The following information relating to the Reorganization Agreement, which includes the MCM Merger Agreement, is qualified in its entirety by reference to the other information contained elsewhere in this joint proxy statement/offering circular, including the Appendices hereto. A copy of the Reorganization Agreement, which includes the MCM Merger Agreement, is attached hereto as Appendix A. All shareholders of FMB and MCM are urged to read the Reorganization Agreement, which includes the MCM Merger Agreement, in its entirety.

Form of the Reorganization

The reorganization will consist of five steps:

FMB Stock Split

First, FMB will declare and pay a six-for-one stock split. The stock split will increase the number of outstanding shares of FMB common stock as of June 30, 2005 from 60,395 to 362,370.

MCM Dividend

Second, MCM will pay a cash dividend to MCM shareholders of record as of the closing date, so as to reduce the book value of MCM's outstanding shares to $4.9 million. The amount of such dividend is estimated to be $1.05 per share as of December 31, 2005, but this amount is subject to change based upon MCM's earnings between December 31, 2005 and the closing.

MCM Merger

Third, FMB merger sub will merge with and into MCM, and MCM will be the surviving entity in the MCM Merger. Upon completion of the MCM Merger, MCM will be a wholly-owned subsidiary of FMB. No changes in the charter or bylaws of MCM will be effected by the MCM Merger, except that the name of the surviving entity will be changed to F&M Bank and Trust Company upon completion of the reorganization. All assets of MCM that exist at the effective time of the MCM Merger will remain assets of MCM without any conveyance or other transfer. The business of MCM following completion of the MCM Merger will be that of a federal savings association.

FMB Bank Merger

Fourth, immediately following the MCM Merger, Corn Belt Bank will merge with FMB Bank. As consideration for the FMB Bank Merger, Corn Belt Bank will pay into escrow the book value of FMB Bank's stock plus a premium of $250,000. As a result of the FMB Bank Merger, MCM will be the sole depository subsidiary institution of FMB. The FMB Bank Merger will be conducted pursuant to the terms of an agreement we refer to as the FMB Bank Merger Agreement, a copy of which is attached as Appendix G.

Purchase and Assumption

Finally, on the day following the FMB Bank Merger MCM will purchase all of the assets (except the FMB Bank charter) and assume all of the liabilities of FMB Bank as they existed immediately prior to the FMB Bank Merger. FMB will authorize the payment out of escrow back to Corn Belt Bank of the amount paid by Corn Belt Bank for the book value of the FMB Bank's stock, and FMB will retain the $250,000 premium. The Purchase and Assumption will be conducted pursuant to the terms of an agreement attached hereto as Appendix H.

Result of Reorganization

Upon completion of the reorganization, FMB will be a savings and loan holding company with MCM as its sole depository subsidiary institution. MCM will be a federal savings association with all of its own assets and liabilities and all of the assets and liabilities of FMB Bank, except the FMB Bank charter, which FMB Bank will have sold to Corn Belt Bank in the FMB Bank Merger. MCM will change its name to F&M Bank and Trust Company following completion of the reorganization. FMB will retain the $250,000 premium paid in the FMB Bank Merger.

FMB Bank is selling its charter to Corn Belt Bank because upon completion of the reorganization, F&M Bank and Trust Company will be able to operate under its federal savings association charter, and FMB Bank's charter therefore will not be needed by FMB to operate a depository institution. FMB will retain the $250,000 premium paid by Corn Belt Bank to defray costs for professional services incurred by FMB and MCM in the reorganization.

Share Exchange

In the MCM Merger, each outstanding share of MCM common stock, other than the shares of holders of which have exercised and perfected their dissenters' rights, will be converted into the right to receive 1.1 shares of FMB common stock. Each share of FMB common stock outstanding before the MCM Merger will remain outstanding. Each share of common stock of FMB merger sub will be converted into and become one share of MCM common stock.

In the FMB Bank Merger and the Purchase and Assumption, all shares of FMB common stock then issued and outstanding will remain issued and outstanding.

Background of the Reorganization

Historically, FMB and MCM have shared varying degrees of common ownership. As of December 31, 2004, common shareholders owned 59% of the outstanding stock of FMB and 48% of the outstanding stock of MCM. As of that date, the officers of FMB and MCM owned 3.26% of the outstanding stock of FMB and 1.38% of the outstanding stock of MCM. The FRB and the OTS consider FMB and MCM to be affiliates for regulatory purposes.

Since 2002, Bayard C. Plowman, the current chairman of the board of both FMB and MCM, expressed concern to the directors of both institutions about the amount of competition in the Hannibal, Missouri market. As a result, FMB and MCM each adopted a strategy focused on increasing their respective income producing assets. Throughout 2003 and 2004, both institutions explored various acquisition opportunities with third-party financial institutions, but definitive agreements never were reached.

In early 2005, William M. Sharp, MCM's Chief Executive Officer, approached B. Stevens Plowman, FMB's Chief Executive Officer, to discuss a combination of MCM and FMB. After several conversations both concluded that a combined organization would allow for the reduction or elimination of overlapping expenses.

Mssrs. Sharp and Plowman based this conclusion on the fact that over the next several years it is expected that the number of full-time equivalent employees will be reduced by at least ten people. As personnel expense is typically the largest category of non-interest expense for most financial institutions, a reduction of ten full-time equivalent employees should make a significant impact on improving earnings for the entity resulting from the reorganization. The elimination of one retail office on Broadway in Hannibal, Missouri should allow for a reduction in the number of personnel needed to service retail customer transactions. The lending staff of the combined entity should be able to service more loans per person than the two institutions are realizing from the lending personnel in separate operations. Mssrs. Sharp and Plowman also based their conclusions on a review with data and item processing service vendors, which caused Mssrs. Sharp and Plowman to believe that once FMB and MCM had merged, data and item processing should be decreased by approximately $100,000 per year compared with what the two institutions are paying in separate contracts at this time. Also, other non-interest expense items should allow for realization of overhead savings, such as regulatory assessments, bond insurance, directors and officers insurance, advertising, software licenses and supplies.

There is no guaranty the cost reductions described in the preceding paragraph will occur, and investors should not place undue reliance upon them.

In March 2005, the board of directors of each of FMB and MCM considered whether to explore a business combination. Bayard C. Plowman and B. Stevens Plowman abstained from voting on the matter in each of the FMB and MCM board meetings at which the matter was considered. The disinterested FMB directors and the disinterested MCM directors decided to explore a business combination and instructed management to commence preliminary due diligence. After conducting due diligence, each institution concluded that costs savings would be achieved with a combination.

In addition, each institution concluded that following completion of the reorganization the resulting financial institution would satisfy regulatory requirements for the institution to operate as a federal savings association. A federal savings association generally has the authority to establish branches in states outside the association's home state. FMB has desired to establish a branch in the Quincy, Illinois market for a period of time but has been unable to do so under applicable laws. By completing the reorganization, FMB will have an opportunity to convert the FMB loan production office in Quincy, Illinois into a full-service branch of MCM if it so desires.

On April 6, 2005, the FMB board met with the MCM board to discuss the transaction informally. On or about April 22, 2005, FMB delivered to MCM a proposed definitive reorganization agreement. FMB and MCM, through their respective attorneys, negotiated the terms of the definitive Reorganization Agreement over the next four weeks.

In March 2005, B. Stevens Plowman, who currently serves as a director of both MCM and FMB, informed both boards of Corn Belt Bank's desire to purchase FMB Bank following completion of the MCM Merger as a means to gain entry into the Missouri market. Mr. Plowman indicated that the $250,000 premium to be paid by Corn Belt Bank would be used to offset the transaction costs FMB and MCM would incur in the reorganization.

On May 20, 2005, the FMB board of directors was presented with a draft of the Reorganization Agreement, for its review and consideration, that was in all material respects the final draft of such agreement. The FMB board had received and reviewed prior drafts of the Reorganization Agreement. On May 25, 2005, the FMB board of directors met and reviewed the Reorganization Agreement. The meeting included consultation with FMB's outside legal counsel. Following consideration, the disinterested FMB directors unanimously approved the Reorganization Agreement as being in the best interests of FMB and its shareholders.

On May 20, 2005, the MCM board of directors was presented with the Reorganization Agreement for review and consideration. On May 24, 2005, the MCM board of directors met. The board reviewed the agreement with MCM's financial adviser and MCM's outside legal counsel. Following consideration, the disinterested MCM directors unanimously approved the MCM Merger as being in the best interests of MCM and its shareholders.

FMB Reasons for the Reorganization

The disinterested FMB directors believe that the reorganization presents a unique opportunity to increase the size and scope of FMB while at the same time reducing costs.

The FMB directors who also serve as directors of MCM, Bayard C. Plowman and B. Stevens Plowman, recused themselves from all negotiations, board discussions and voting on the proposed transactions. In reaching its decision, the disinterested FMB directors consulted with FMB's financial and legal advisors. The disinterested FMB directors also considered a variety of factors including the following:

- FMB's knowledge of its business, operations, financial condition, earnings and prospects;
- The business, operations, financial condition, earnings and prospects of MCM. In making this determination, FMB took into account the results of its due diligence review of MCM;
- The unique opportunity for potential growth in the Quincy, Illinois market represented by MCM;
- The terms of the Reorganization Agreement;
- The current operating environment and increasing competitiveness of the Hannibal, Missouri banking market and the competitive advantage for FMB perceived likely to result from the reorganization;
- The consistency of the reorganization with FMB's business strategy; and
- The perceived likelihood that the reorganization will be approved by the appropriate regulatory authorities.

This discussion of the information and factors considered by the disinterested FMB directors is not intended to be exhaustive but includes all material factors the board considered. In reaching the determination to approve and recommend the reorganization, the disinterested FMB directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

Recommendation of FMB Board of Directors

For the reasons set forth above, the disinterested FMB directors have approved the Reorganization Agreement and reorganization as advisable and in the best interests of FMB and its shareholders and recommends that the FMB shareholders vote **"FOR"** the approval of the Reorganization Agreement and reorganization.

MCM Reasons for the Reorganization

The disinterested MCM directors believe that the terms of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger, which are the product of arm's length negotiations between representatives of FMB and MCM, are fair and in the best interests of MCM and its shareholders. Although MCM and FMB are considered to be affiliates for regulatory purposes, MCM believes that the terms of the Reorganization Agreement, which includes the MCM Merger Agreement and the MCM Merger, are commercially reasonable and no less favorable to MCM than it could have obtained from an unaffiliated third party. MCM's policy requires that all related parties recuse themselves from negotiating and voting on behalf of MCM in connection with related party transactions. With regard to the proposed reorganization, the MCM directors who also serve as directors of FMB, namely Bayard C. Plowman and B. Stevens Plowman, recused themselves from all negotiations, Board discussions and voting on the proposed transactions. In the course of reaching its determination, the disinterested MCM directors consulted with legal counsel with respect to its legal duties, the terms of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger and the issues related thereto and with senior management regarding, among other things, operational matters.

In reaching its determination to approve the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger, the disinterested MCM directors considered a number of factors, which included the following:

- The current and prospective economic, regulatory and competitive climate facing the banking and financial services industries, including the consolidation currently underway in the banking industry, increasing competition and prospect for further changes in these industries.

- The terms of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger, and the proposed board representation and management structure of the combined entities.

- MCM's business, operations, asset quality, financial condition, earnings, strategic business plans, competitive positions and stock price performance. In this regard, the latest available financial and other information for MCM and FMB was analyzed.

- The similar community banking cultures and business philosophies of MCM and FMB, particularly with respect to customer satisfaction, efficiency and credit quality and serving the banking needs of their respective communities, and the entities' compatible management teams.

- The fact that as a result of the reorganization, MCM stockholders will receive shares representing total book value and earnings that exceed the total book value and earnings of their MCM shares prior to the reorganization.

- The May 24, 2005 opinion of Feldman Financial that the exchange ratio is fair to MCM's shareholders from a financial point of view.

- The likelihood of the MCM Merger and related transactions being approved by the appropriate regulatory authorities and MCM shareholders.

- The treatment of the MCM Merger and related transactions as a tax-free organization for federal income tax purposes.

The foregoing discussion of the information and factors considered by the disinterested MCM directors is not intended to be exhaustive but constitutes the material factors considered by the disinterested MCM directors. In reaching its determination to approve and recommend the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger, the disinterested MCM directors did not assign any relative or specific weights to the foregoing factors, and individual disinterested directors may have weighed factors differently.

Recommendation of MCM Board of Directors

For the reasons set forth above, the disinterested MCM directors have unanimously approved the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger as advisable and in the best interests of MCM and its shareholders and recommends that the MCM shareholders vote "**FOR**" the approval of the Reorganization Agreement, which includes the MCM Merger Agreement and the MCM Merger.

Opinion of MCM's Financial Advisor

Pursuant to an engagement letter dated as of May 3, 2005, referred to as the Feldman Financial Agreement, MCM retained Feldman Financial as an independent financial advisor in connection with MCM's consideration of a possible business combination with a second party.

Pursuant to the terms of the Feldman Financial Agreement, Feldman Financial acted as financial advisor to MCM in connection with the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger. While MCM consulted with Feldman Financial for assistance in its negotiations with FMB, the exchange ratio was determined through arm's length negotiations between the disinterested directors of MCM and FMB. In connection therewith, MCM's board of directors asked Feldman Financial to render its opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of MCM common stock. At the May 24, 2005 meeting of the MCM board, Feldman Financial delivered an oral opinion to the MCM board, which opinion was subsequently confirmed in writing on May 24, 2005, that as of such date and subject to certain considerations set forth in the opinion, the exchange ratio was fair from a financial point of view to MCM shareholders. That opinion has been updated to the date of this joint proxy statement/offering circular and is attached hereto as Appendix B.

The full text of Feldman Financial's updated opinion, which sets forth procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with such opinion, is attached hereto as Appendix B. The summary of Feldman Financial's opinion set forth herein is qualified in its entirety by reference to Appendix B and is incorporated herein by reference. Holders of shares of MCM common stock are urged to read the Feldman Financial fairness opinion in its entirety in connection with its consideration of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger.

Feldman Financial assisted the MCM board of directors by modeling pro forma information for MCM and FMB on a combined basis following a merger at different hypothetical exchange ratios and provided the board with financial information for comparable transactions. While it rendered an opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of

MCM common stock, Feldman Financial did not make a recommendation to the MCM board of directors as to whether to accept the proposed exchange ratio, whether to enter into the Reorganization Agreement, or with respect to any other action by the MCM board of directors related to the reorganization.

Feldman Financial's opinions were provided to MCM's board of directors for its information and are directed only to fairness, from a financial point of view, of the exchange ratio to the holders of MCM common stock. They do not address the underlying business decision of MCM to engage in the MCM Merger or any other aspect of the MCM Merger and do not constitute a recommendation to any holder of shares of MCM common stock as to how such shareholder should vote at the special meeting with respect the Reorganization Agreement, which includes the MCM Merger Agreement, the MCM Merger, or any other matter related thereto.

In arriving at its opinion, Feldman Financial has, among other things:

- Reviewed the Reorganization Agreement, which includes the MCM Merger Agreement, and supporting documents;

- Reviewed certain MCM and FMB public and internal financial information for the three latest fiscal years ending September 30 and December 31, respectively, and interim financial information for the quarter ending March 31, 2005;

- Examined the impact of expected dividends to be paid prior to closing;

- Discussed certain financial and regulatory considerations regarding the MCM Merger with the management of MCM and FMB;

- Reviewed MCM's and FMB's businesses and their prospects;

- Reviewed publicly available financial data and stock market performance data of public companies which were deemed appropriate and compared MCM and FMB from a financial point of view, to these selected companies;

- Reviewed FMB's financial condition, business prospects and operations and relied upon MCM's due diligence findings with regard to asset quality; and

- Reviewed such other information studies, analyses, and investigations, and financial, economic, and market criteria as Feldman Financial deemed relevant for the purposes of its opinion.

In preparing its opinion, Feldman Financial assumed and relied upon the accuracy and completeness of all financial and other information that it received, reviewed or discussed. With respect to these financial forecasts, Feldman Financial assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MCM. Management of MCM prepared the financial projections utilized by Feldman Financial in certain of its analyses. MCM does not publicly disclose internal management projections of the type provided to Feldman Financial and, as a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and accordingly, actual results could vary significantly from those set forth in these projections. Feldman Financial did not assume any responsibility for independently verifying this information, did not undertake an independent evaluation or appraisal of the assets or liabilities of MCM or FMB and was not furnished with any appraisal or evaluation. Feldman Financial did not make any independent evaluation of the adequacy of the allowance for loan losses of MCM or FMB nor has Feldman Financial reviewed any individual loan credit files and has assumed that their respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis. Feldman Financial's opinion was necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion.

In performing its analyses, Feldman Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MCM or FMB. The analyses performed by Feldman Financial are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as a part of Feldman Financial's evaluation of the fairness from a financial point of view of the merger consideration to MCM shareholders and were conducted in connection with the rendering of Feldman Financial's opinion. As described above, Feldman Financial's opinion and the information provided by Feldman Financial to the MCM board were among various factors taken into consideration by the MCM board in making its determination to approve the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger. The Reorganization Agreement, which includes the MCM Merger Agreement, was determined through negotiations between MCM and FMB and was approved by the MCM board.

In formulating its opinion to the MCM board, Feldman Financial prepared a variety of financial and comparative analyses, including those described below. The following is a summary of the material financial analyses performed by Feldman Financial and reviewed with the MCM board in connection with Feldman Financial's opinion dated May 24, 2005, and does not purport to be a comprehensive description of the analyses underlying the opinion. The summary includes information presented in a tabular format. In order to fully understand the financial analyses, the tables must be read together with the underlying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most relevant and appropriate methods of financial analyses and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Accordingly, Feldman Financial believes that its analyses must be considered as a whole and selecting portions of the analyses and factors, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. Also, no entity included in the Feldman Financial comparative analyses described below is identical to MCM or FMB and no transaction is identical to the MCM Merger. Accordingly, an analysis of comparable entities or transactions involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could effect the public trading values or merger transaction values, as the case may be, of MCM or FMB and the entities to which they are being compared.

Summary of Proposal. MCM and FMB will affiliate through a corporate reorganization whereby a newly formed subsidiary of FMB will merge with and into MCM. The MCM Merger has been structured as a merger of equals, whereby MCM shareholders will receive 1.1 shares, or the exchange ratio, of FMB common stock after the FMB Stock Split and the MCM Dividend.

Comparable Company Analysis. Feldman Financial used publicly available financial information to compare selected financial performance for FMB with Midwestern based community banks with total assets less than $150 million and Missouri based banks with total assets less than $500 million, referred to collectively as the FMB comparable group. The FMB comparable group consisted of the following companies:

Bremen Bancorp, Incorporated
Capital Directions, Incorporated
Community National Corporation
F & M Bancorp
First National Bank of Wellston
First Robinson Financial Corporation
Guaranty Federal Bancshares, Inc.
IFB Holdings, Inc.
Ohio State Bancshares, Incorporated
Ridgestone Financial Services, Incorporated
Southern Missouri Bancorp, Inc.
Tri-State 1st Banc, Inc.
United Commerce Bank

The following table compares selected financial performance and trading market ratios of FMB with the median ratios for the 13 banks composing the FMB comparable group. The series of historical financial data used in connection with the ratios below was as of or for the twelve months ended March 31, 2005 and trading market price data was as of May 12, 2005.

	FMB	Median of Midwest Comparables
Total assets ($000)	$87,242	$123,015
Equity/assets	10.14	8.98
Tangible equity/tangible assets	10.14	8.98
Loans/assets	78.57	71.90
Deposits/assets	76.80	78.06
LTM ROAA	0.28	0.71
LTM ROAE	2.64	6.56
Net interest margin	3.71	3.82
Noninterest expense/avg. assets	4.42	3.13
Efficiency ratio	81.15	70.90
NPAs/assets	0.87	0.56
Reserves/NPAs	106.32	116.34
Total market value ($mil)	NA	15.70
Price/book value (%)	NA	130.25
Price/tangible book value (%)	NA	140.85
Price/LTM earnings (x)	NA	19.40
Price/qtr. earnings annualized (x)	NA	15.15
Price/assets (%)	NA	11.42

Feldman Financial used publicly available financial information to compare selected financial performance for MCM with Midwestern based thrifts with total assets less than

$150 million, referred to collectively as the MCM comparable group. The MCM comparable group consisted of the following companies:

Allied First Bancorp, Inc.
BUCS Financial Corp
CCSB Financial Corp.
Community First Bancorp, Inc.
Community Investors Bancorp, Inc.
FFD Financial Corporation
First Niles Financial, Inc.
FPB Financial Corp.
Home Building Bancorp, Inc.
Home Financial Bancorp
Horizon Financial Services Corporation
Indian Village Bancorp Inc.
Midland Capital Holdings Corporation
Mutual Community Savings Bank, Inc., SSB
Peoples-Sidney Financial Corporation
Redwood Financial, Incorporated
Third Century Bancorp

The following table compares selected financial performance and trading market ratios of MCM with the mean and median ratios for the 17 thrifts composing the MCM comparable group. The series of historical financial data used in connection with the ratios below was as of or for the twelve months ended March 31, 2005 and trading market price data was as of May 12, 2005.

	MCM	Median of Midwest Comparables
Total assets ($000)	$77,044	$98,241
Equity/assets	6.85	11.17
Tangible equity/tangible assets	6.39	11.17
Loans/assets	47.54	78.50
Deposits/assets	74.86	70.17
ROAA	0.47	0.54
ROAE	7.08	5.40
Net interest margin	2.58	3.40
Noninterest expense/avg. assets	2.99	3.04
Efficiency ratio	84.50	78.44
NPAs/assets	0.30	0.23
Reserves/NPAs	107.64	136.67
Total market value ($mil)	NA	11.20
Price/book value (%)	NA	98.00
Price/tangible book value (%)	NA	100.70
Price/LTM earnings (x)	NA	17.35
Price/qtr. earnings annualized (x)	NA	17.00
Price/assets (%)	NA	11.45

Discounted Cash Flow Analysis. Feldman Financial performed a discounted cash flow analysis to determine a range of present values per share of MCM common stock based upon MCM remaining independent by estimating the future stream of earnings for MCM for the next three years. Based upon discussions with management, an earnings growth rate of 5.0% was used to project earnings. To approximate the terminal value of MCM's stock at the end of year three, Feldman Financial applied price/earnings multiples ranging from 10.0X to 20.0X and multiples of book value ranging from 100% to 175%. The dividend stream and terminal values were discounted to present values using discount rates from 12% to 16%. Based on the above assumptions, this present value analysis yielded an imputed range of values per share of MCM common stock of between $7.58 and $16.84 per share when applying the price to earnings multiples, and an imputed range of values of between $20.32 and $39.51 per share when applying the price to book value ratios.

Feldman Financial also performed a discounted cash flow analysis to determine a range of present values per share on a common share equivalents basis for MCM shareholders of the combined company's shares. Based upon discussions with management, an earnings growth rate of 10.0% was used to project earnings. To approximate the terminal value of the combined company's stock at the end of year 3, Feldman Financial applied price/earnings multiples ranging from 12.0X to 22.0X and multiples of book value ranging from 120% to 195%. The dividend stream and terminal values were discounted to present values using discount rates from 12% to 16%. Based on the above assumptions, this present value analysis yielded an imputed range of values per share on a common share equivalents basis for MCM shareholders of the combined company's common stock of between $12.95 and $25.59 per share when applying the price to earnings multiples, and an imputed range of values of between $24.40 and $43.45 per share when applying the price to book value ratios.

Feldman Financial noted that the discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or actual future results.

Contribution Analysis. Feldman Financial reviewed the relative contributions to be made by MCM and FMB to the pro forma combined company, based upon financial information as of or for the twelve months ended March 31, 2005. This analysis indicated that the implied contributions to the combined company were as follows (Note: Figures reflect the effect of dividends expected to be paid prior to closing):

	FMB Contribution	MCM Contribution
Loans Receivable, net	65.3%	34.7%
Total Assets	53.3%	46.7%
Total Deposits	53.7%	46.3%
Common Equity	64.9%	35.1%
Net Income – LTM	39.5%	60.5% (1)
Net Income – Budgeted	65.2%	34.8%

(1) Includes gain on sale related to branch sale.

Financial Impact Analysis. Feldman Financial performed a pro forma combination analysis that combined projected balance sheet and income statement information of MCM and FMB. Certain assumptions regarding merger adjustments were used to calculate the financial impact that FMB would have on certain projected financial results. Merger adjustments consisted of pre-tax merger related expenses, estimated pre-tax core deposit intangible, interest cost on cash used for the special dividend to be paid to MCM shareholders prior to the completion of the merger and amortization of the core deposit intangible. In addition, Feldman Financial made certain estimates regarding cost savings that are expected to result from the MCM Merger. Cost savings can be achieved by eliminating certain expenses currently incurred by each of MCM and FMB that need to be incurred only by the single surviving bank following the MCM Merger. Areas where cost savings can be achieved are: data processing, advertising, FDIC assessment, CPA audit, bank regulatory assessments, bond and D&O insurance, dues and subscriptions, loan document software and personnel. This analysis indicated that the pro forma combined company's earnings per share is expected to be higher as compared to MCM's stand alone earnings per share projections within the first twelve months of combined operations. This analysis also indicated that the pro forma combined company's book value per share is expected to be higher while tangible book value per share is expected to be slightly lower as compared, respectively, to MCM's stand alone book value per share and tangible book value per share within the first twelve months of combined operations. This analysis was based in part on internal projections provided by MCM's and FMB's management team. The actual results achieved by the combined company may vary from the projected results, and the variation may be material.

Feldman Financial is a nationally recognized firm whose business practice is focused principally on financial institutions and other financial services companies. The MCM board retained Feldman Financial based upon its qualifications, expertise and reputation and its familiarity with MCM and transactions similar to the MCM Merger. As part of its business, Feldman Financial is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, initial public offerings, private placements and recapitalizations. In the past, Feldman Financial has provided other financial advisory services to MCM for which services Feldman Financial received customary fees. In the past five years, Feldman Financial has been paid professional fees aggregating approximately $10,000 for other financial advisory services rendered to MCM. Pursuant to the Feldman Financial Agreement, MCM has agreed to pay Feldman Financial (1) a retainer fee of $5,000 which was paid subsequent to signing of the Feldman Financial Agreement, (2) a definitive agreement fee of $20,000 which was paid subsequent to the signing of the Reorganization Agreement, and (3) a transaction fee payable at the completion of the MCM Merger equal to $25,000 (as the transaction fee is contingent on the MCM Merger being consummated, Feldman Financial has a monetary interest in the MCM Merger). The Feldman Financial Agreement also provides that MCM will reimburse Feldman Financial for its out-of-pocket expenses and indemnify and hold harmless Feldman Financial and related parties from and against certain liabilities and expenses, which may include certain liabilities under securities laws, in connection with the performance of services by Feldman Financial under this engagement.

Treatment of Other MCM Shares in the MCM Merger

Shares of MCM common stock held in the treasury of MCM (if any) and shares of MCM common stock held by FMB will be canceled at the effective time of the MCM Merger.

Fractional Shares

No fractional shares of FMB common stock will be issued in the MCM Merger. Holders of shares of MCM common stock who otherwise would be entitled to a fractional share interest (after taking into account all shares of MCM common stock held by such holder) will be paid an amount equal to the amount of their fractional share multiplied by $26.06.

Exchange Procedures

Within three business days of the effective time of the MCM Merger, an exchange agent chosen by FMB and MCM will mail to each holder of MCM common stock a letter of transmittal and instructions regarding surrendering certificates of MCM common stock in exchange for the certificates of FMB common stock and cash in lieu of any fractional shares. Not later than twenty business days after the exchange agent receives from any holder of shares of MCM common stock the certificate or certificates representing such shares, the letter of transmittal and other required documents, the exchange agent will deliver to the holder the certificate representing shares of FMB common stock and any cash due in lieu of fractional shares of FMB common stock to which the holder otherwise is entitled.

In addition to the procedures set forth above, no certificates of FMB common stock and no cash in lieu of any fractional shares will be delivered to anyone who is an "affiliate" of MCM unless that person has executed and delivered to FMB an agreement by which that person agrees to comply with certain federal securities laws.

Resale of FMB Common Stock Following the MCM Merger

The shares of FMB common stock to be issued in the MCM Merger will be freely transferable under federal securities law except by certain directors, executives officers and shareholders of FMB and MCM who are deemed to be "affiliates" of FMB and MCM, respectively, for purposes of Rule 145 under federal securities law. The Reorganization Agreement provides that each affiliate will enter into an agreement with FMB (for affiliates of FMB) or with MCM (for affiliates of MCM) providing that the affiliate will not transfer any shares of FMB common stock received in the MCM Merger except in compliance with federal securities laws.

This joint proxy statement/offering circular does not cover resales of shares of FMB common stock received by any person who may be deemed to be an affiliate of FMB or an affiliate of MCM. People who may be deemed to be affiliates of FMB or MCM generally include individuals who, or entities which, control, are controlled by or are under common control with FMB or MCM, as the case may be, and will include directors and certain executive officers of FMB and MCM and may include principal shareholders of FMB and MCM.

Voting Agreements

In addition to and in connection with the execution of the Reorganization Agreement, the directors and executive officers of FMB and MCM, each in their capacities as shareholders of FMB and/or MCM (as the case may be), have executed separate voting agreements.

FMB Voting Agreement.

The FMB voting agreement provides that the FMB director and/or executive officer will vote all of the shares of FMB common stock over which the director and/or executive officer has sole voting power in favor of the Reorganization Agreement and reorganization. The FMB voting agreements relate to approximately 16,388 shares of FMB common stock over which the FMB directors and officers have sole voting power, or approximately 27% of the shares of FMB common stock entitled to vote on the Reorganization Agreement and reorganization.

Each director and/or executive officer executing an FMB voting agreement further agrees that he will vote any shares of FMB common stock against the approval of any competing acquisition proposal involving FMB and a party other than MCM and that he or she will not transfer shares of FMB common stock over which he or she has sole voting power other than pursuant to the MCM Merger or with the consent of MCM.

The FMB voting agreement provides that if the FMB board of directors has determined no longer to recommend that the holders of FMB common stock approve the Reorganization Agreement and the reorganization each FMB director and executive officer who executes an FMB voting agreement no longer will be bound by the obligations and restrictions described above.

MCM Voting Agreement.

The MCM voting agreement provides that the MCM director and/or executive officer will vote all of the shares of MCM common stock over which the director and/or executive officer has sole voting power in favor of the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger. The MCM voting agreements relate to an approximate aggregate of 62,725 shares of MCM common stock over which the MCM directors and officers have sole voting power, or approximately 34% of the shares of MCM common stock entitled to vote on the Reorganization Agreement, which includes the MCM Merger, and the MCM Merger Agreement.

Each director and/or executive officer executing an MCM voting agreement further agrees that he or she will vote any shares of MCM common stock against the approval of any competing acquisition proposal involving MCM and a party other than FMB and that he or she will not transfer shares of MCM common stock over which he or she has sole voting power other than pursuant to the MCM Merger or with the consent of FMB.

The MCM voting agreement provides that if the MCM board of directors has determined no longer to recommend that the holders of MCM common stock approve the MCM Merger and Reorganization Agreement, which includes the MCM Merger Agreement, each MCM director and executive officer who executes an MCM voting agreement no longer will be bound by the obligations and restrictions described above.

Effective Time; Closing

The Reorganization Agreement provides that the effective time of the MCM Merger will occur upon the endorsement of the articles of combination by the Secretary of the OTS. The closing date of the MCM Merger will take place upon the receipt of all necessary regulatory approvals and the FMB and MCM shareholders' approval of the Reorganization Agreement, the reorganization, the MCM Merger Agreement, and the MCM Merger. Assuming that the transactions are approved by the requisite vote of the FMB and MCM shareholders and that the other conditions to the reorganization are satisfied or waived (where permissible), it is presently anticipated that the MCM Merger will be completed during the first quarter of 2006, but no assurance can be given that such timetable will be met.

Conduct of Business Pending the MCM Merger; Dividends

FMB and MCM have agreed that, from the execution of the Reorganization Agreement until the closing date of the MCM Merger, each of them and each of their respective subsidiaries will carry on their business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Reorganization Agreement, except that:

- FMB may purchase up to 500 shares of FMB common stock at prices that do not exceed the book value per share of FMB common stock as of the end of the preceding calendar month; and

- MCM may adopt a plan providing for the awarding of deferred bonuses and may fund that plan with the purchase of insurance in a lump sum investment that will not exceed $600,000.

FMB and MCM further have agreed that neither of them will declare or pay a dividend or make any other distribution to shareholders, except that each of FMB or MCM may declare and pay quarterly, semiannual or annual cash dividends in an amount not greater than the amount declared and paid by that party in the previous fiscal year. FMB and MCM also have agreed that MCM may declare and pay the MCM Dividend.

FMB and MCM have agreed that FMB may amend its articles of incorporation to increase the authorized number of shares of FMB common stock necessary to issue shares in the FMB Stock Split and to increase the number of directors on the FMB board to fifteen. FMB and MCM also have agreed that MCM may amend its bylaws to increase the number of directors on the MCM board to fifteen.

Right to Revise the Transaction

In the Reorganization Agreement, FMB and MCM have agreed that they may change the method of effecting the MCM Merger, including by merging MCM directly with FMB Bank. However, no change will be made that would:

- alter or change the consideration received by holders of MCM common stock in the MCM Merger;

- adversely affect the tax treatment to holders of MCM common stock;

- materially impede or delay receipt of regulatory approvals or the consummation of the reorganization; or

- change the disposition of MCM's employee stock ownership plan.

FMB Bank Merger

On September 6, 2005 FMB entered into the FMB Bank Merger Agreement to undertake the FMB Bank Merger. If FMB and MCM determine that the FMB Bank Merger Agreement should be (and may be) terminated, instead of undertaking the FMB Bank Merger, FMB and MCM will combine the operations of MCM and FMB Bank through a merger of MCM and FMB Bank.

Regulatory Approvals

Several parts of the reorganization require regulatory approval.

Stock Split

The FMB Stock Split to be declared and paid by FMB will not require the approval of any regulatory agency.

MCM Dividend

The MCM Dividend will not require the approval of any regulatory agency.

MCM Merger

The chartering of FMB merger sub in connection with the MCM Merger requires the approval of the OTS. The MCM Merger is subject to the prior approval of the OTS pursuant to the Bank Merger Act, which we refer to as the BMA. The BMA requires that the OTS take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The BMA also prohibits the OTS from approving the MCM Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the OTS finds that the anticompetitive effects are clearly outweighed by the public interest served by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In determining whether to approve the transaction the OTS will consider the capital position of the combined organization.

Under the BMA, the MCM Merger may not be consummated before the thirtieth calendar day after the date of approval by the OTS, or, if the agency has not received any adverse comment from the Attorney General of the United States relating to competitive factors, such shorter period of time as may be prescribed by the agency with the concurrence of the Attorney General, but in no event less than 15 calendar days after the date of approval.

The commencement of an antitrust action would stay the effectiveness of OTS approval unless a court specifically orders otherwise. An application for the required regulatory approvals from the OTS was filed on October 5, 2005, and OTS approval was received on January 19, 2006.

FMB Bank Merger

The FMB Bank Merger requires the approval of the FDIC, which was received on January 3, 2006, and the Illinois Regulators, which was received February 27, 2006. The FMB Bank Merger also requires the approval of the OTS to authorize FMB to become a savings and loan holding company; this approval was also received January 19, 2006.

Purchase and Assumption

MCM has obtained the consent of the OTS to acquire from Corn Belt Bank the assets and liabilities held by FMB Bank as they existed immediately prior to the FMB Bank Merger and approval to conduct the trust business formerly conducted by FMB Bank.

Interests of Certain Persons in the Reorganization

Directors and Officers

Certain directors and executive officers of FMB and MCM may be deemed to have interests in the reorganization in addition to their interests as shareholders of FMB or MCM, respectively. One such interest for certain directors and executive officers is that they will be appointed to certain positions as of the effective time of the MCM Merger.

As of the effective time of the MCM Merger, the FMB board of directors will appoint:

- Bayard C. Plowman as Chairman of the FMB board of directors, if he is Chairman of the FMB board of directors immediately prior to the effective time of the MCM Merger;
- B. Stevens Plowman as President and Chief Executive Officer of FMB, if he is President and Chief Executive Officer of FMB immediately prior to the effective time of the MCM Merger; and
- William M. Sharp as Executive Vice President and Chief Operating Officer of FMB, if he is President and Chief Executive Officer of MCM immediately prior to the effective time of the MCM Merger.

As of the closing of the FMB Bank Merger, the MCM board of directors will appoint:

- Bayard C. Plowman as Chairman of the MCM board of directors, if he is Chairman of the FMB board immediately prior to the effective time of the MCM Merger;
- B. Stevens Plowman as President of MCM, if he is President and Chief Executive Officer of FMB immediately prior to the effective time of the MCM Merger; and
- William M. Sharp as Executive Vice President and Chief Operating Officer of MCM, if he is President and Chief Executive Officer of MCM immediately prior to the effective time of the MCM Merger.

Also, under the terms of the Reorganization Agreement, the FMB board of directors must appoint to the FMB board of directors each of the members of the MCM board of directors not presently a member of the FMB board of directors, and the MCM board of directors must appoint to the MCM board of directors each of the members of the FMB board of directors not presently a member of the MCM board of directors. This means that Donald M. Bastian, Tom R. Dorsey, William M. Sharp, Phillip L. Smith, Gordon Spilker and John Lee Viorel, Jr. will be appointed to the FMB board of directors and Michael Bukstein, William Craigmiles, Alvin (Spike) Ehrhardt, Charles Hickman, Howard Hickman, John H. (Jack) Martin, and Paul Richards will be appointed to the MCM board of directors.

B. Stevens Plowman is a director of Corn Belt Bancorp, Inc., the holding company for Corn Belt Bank, and owns 16,500 (or 1.1%) of the 1,500,000 outstanding shares of Corn Belt Bancorp, Inc. The following directors and officers of FMB own stock in MCM: Michael Bukstein (1,000 shares (or 0.54%)), William Craigmiles (2,000 shares (or 1.09%)), Alvin (Spike) Ehrhardt (500 shares (or 0.27%)), Charles Hickman (100 shares (or 0.05%)), Howard Hickman (200 shares (or

0.11%)), John H. (Jack) Martin (200 shares (or 0.11%)), Bayard C. Plowman (10 shares (or 0.01%)) and B. Stevens Plowman (58,575 shares (or 31.86%)). The following directors and officers of MCM own stock in FMB: Bayard C. Plowman (737 shares (or 1.22%)), B. Stevens Plowman (1,375 shares (or 2.28%)), Phillip Smith (80 shares (or 0.13%)), Gordon Spilker (100 shares (or 0.17%)), Anne Sharkey (5 shares (or 0.01%)) and Marilyn Skinner (178 shares (or 0.29%)).

Insurance; Indemnification

The Reorganization Agreement provides that FMB will indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of MCM against all liabilities, claims, losses, or damages of any claim, action or suit arising out of actions or omissions occurring on or prior to the effective time of the MCM Merger (including, without limitation, the transactions contemplated by the Reorganization Agreement), to the fullest extent such persons may be indemnified under federal law as in effect on the date of the Reorganization Agreement, which includes provisions relating to the advancement of expenses incurred in the defense of any litigation.

At the effective time of the MCM Merger, FMB will provide the persons serving as officers and directors of MCM immediately prior to the effective time of the MCM Merger coverage for a period of three years from the effective time of the MCM Merger under the directors' and officers' liability insurance policy maintained by MCM or under FMB's current directors' and officers' liability insurance if such policy provides coverage substantially similar to MCM's current policy.

Employee Benefits

From the closing of the FMB Bank Merger or the effective time of the MCM Merger (as FMB may direct), MCM will employ or continue to employ (as applicable) all present employees of FMB Bank and MCM, subject to determinations to be made by the managers and board of directors of MCM.

In addition, after the MCM Merger, FMB Bank's 401(k) and profit sharing plan will continue. All present employees of FMB Bank employed by MCM and all present employees of MCM whose employment is continued by MCM will be eligible to participate in such benefit plans on an equal basis (except that any individuals employed by MCM immediately prior to the effective time of the MCM Merger will be given credit for years of service for purposes of vesting under such benefit plans).

Prior to the effective time of the MCM Merger, FMB and MCM jointly will develop a plan for determining the health and welfare benefit plans that will continue following the closing of the FMB Bank Merger. FMB and MCM have agreed that such plans will provide the current employees of FMB Bank employed by MCM following the closing of the FMB Bank Merger or the MCM Merger (as FMB may direct) will be given credit for past years of service with FMB Bank, FMB or MCM (as the case may be). FMB and MCM also will offer certain benefit programs under which employees and their dependents will not be subject to uninsured waiting periods or pre-existing condition exclusions, so long as such employees or dependents were not subject to such periods or conditions prior to the closing of the FMB Bank Merger under the health or welfare benefit plans of FMB Bank or MCM.

Under the terms of the Reorganization Agreement, FMB has agreed to assume, upon completion of the MCM Merger, the obligations of MCM under various employment, severance, supplemental retirement, deferred compensation and other compensation or benefits plans and arrangements.

Under the terms of the Reorganization Agreement, the MCM ESOP will continue to be administered in accordance with its terms between the time the Reorganization Agreement is executed and the effective time of the MCM Merger, except that MCM will take actions, as agreed upon by FMB and MCM: (1) to freeze the MCM ESOP with respect to future eligibility, accruals and contributions (2) to assist FMB with another transfer with respect to the MCM ESOP and/or (3) to terminate the MCM ESOP and assist FMB in accomplishing either a trust-to-trust transfer of the assets and liabilities as of the effective time of the MCM Merger from the MCM ESOP and/or a direct rollover of participant accounts from the MCM ESOP.

As of May 31, 2006, the MCM ESOP held 14,179 shares of MCM common stock, of which approximately 14,179 shares have been allocated to participants. At the effective time of the MCM Merger, each share of common stock of MCM held by the MCM ESOP (whether or not allocated) will be converted into the same consideration received by other holders of MCM common stock, or 1.1 shares of FMB common stock, with cash payment for any fractional shares equal to the product of the fractional share and $26.06.

If the MCM ESOP is terminated in connection with the MCM Merger, all participants will fully vest and have a non-forfeitable interest in their MCM ESOP accounts as of the termination date. MCM will apply as soon as practicable for a determination letter from the IRS regarding the MCM ESOP's tax-qualified status upon termination. Upon receipt of a favorable determination letter from the IRS with respect to the MCM ESOP's termination, participants will receive a distribution of their vested account balance under the MCM ESOP, pursuant to the terms of the plan and the requirements of the IRC. As determined by participants, distributions from the MCM ESOP may be paid to participants in cash, rolled over to a tax-qualified benefit plan maintained by FMB or transferred to an independent retirement account.

Conditions to Consummation of the Merger

The MCM Merger is subject to various conditions. Specifically, as set forth in the Reorganization Agreement, the obligations of each party to effect the MCM Merger are subject to the satisfaction or waiver (where permissible) by each of the parties, at or prior to the closing date of the MCM Merger, of the following conditions:

- the representations and warranties of the respective parties to the Reorganization Agreement as set forth therein will be true and correct in all material respects on and as of the closing date of the MCM Merger;

- each of the respective parties to the Reorganization Agreement will have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the closing date of the MCM Merger;

- there will be no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition in effect preventing completion of the MCM Merger, there will be no proceeding by certain regulatory agencies or any other person seeking such an order or injunction, and there will there be no action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the MCM Merger which would make completion of the MCM Merger illegal;

- all necessary regulatory approvals and consents required to approve the Reorganization Agreement and complete the MCM Merger, including the approval of the FMB shareholders and MCM shareholders, will have been obtained and all waiting periods in respect thereof will have expired;

- each party will have received all required documents from the other party or from the FMB merger sub (as the case may be) in a form and substance reasonably satisfactory to such party;

- no stop order suspending the qualification of this joint proxy statement/offering circular will be in effect and no proceedings for that purpose will be pending or threatened by the SEC or any state agency;

- FMB will have received an opinion from its counsel (and MCM will have received a copy of such opinion) with respect to certain federal income tax consequences of the MCM Merger;

- the shareholders of FMB and MCM who have timely notified FMB or MCM of their intent to exercise dissenters' rights must not hold shares of FMB common stock or MCM common stock that in the aggregate and giving effect to the conversion of MCM common stock to FMB common stock in the MCM Merger would represent more than 10% of the number of shares of FMB common stock that would be outstanding immediately after the MCM Merger; and

- all necessary regulatory approvals and consents required for the FMB Bank Merger and the Purchase and Assumption must be obtained and all waiting periods in respect thereof must have expired and no regulatory approval may have imposed a burdensome condition and all other conditions to the consummation of such agreements must have been satisfied.

No assurance can be provided as to if or when all of the foregoing conditions precedent to the MCM Merger will be satisfied or waived by the party permitted to do so. If the MCM Merger is not completed by September 30, 2006 the Reorganization Agreement may be terminated by either party unless the failure of the closing of the MCM Merger to occur by such date is due to the failure of the party seeking to terminate this Reorganization Agreement to perform or observe the covenants and agreements of such party set forth in the Reorganization Agreement.

Termination of the Reorganization Agreement

The Reorganization Agreement may be terminated:

- at any time prior to the closing date of the MCM Merger by mutual written agreement of the parties, regardless of whether approval of the Reorganization Agreement and the MCM Merger had been previously obtained from the shareholders of FMB and MCM;

- by any party in the event of a breach by the other party of any of its representations and warranties or a material breach by the other party of the agreements of such other party, which breach is not cured within thirty days after notice of such breach is given to the breaching party by the non-breaching party, regardless of whether approval of the Reorganization Agreement and the MCM Merger had been obtained previously from the shareholders of FMB and MCM;

- by either party if the board of directors of the other party withdraws, modifies or changes its recommendation to shareholders, undertakes another acquisition or merger or publicly announces its intent to do so;

- by either party in the event that all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period);

- by either party if any regulatory application filed in connection with the MCM Merger is finally denied or disapproved by the respective regulatory authority;

- by either party if its board of directors determines that the required approvals impose burdensome conditions;

- by either party if the Reorganization Agreement and the reorganization are not approved by the requisite vote of the FMB shareholders or the Reorganization Agreement, which includes the MCM Merger Agreement, and MCM Merger are not approved by the requisite vote of the MCM shareholders;

- by either party, in the event that the other party or any of its subsidiaries becomes a party or subject to any regulatory enforcement action or proceeding which would have a material adverse effect upon the financial condition, business or results of operations of the other party; or

- by either party if the closing date of the MCM Merger does not occur on or prior to September 30, 2006, unless the failure of the closing of the MCM Merger to occur by such date is due to the failure of the party seeking to terminate the Reorganization Agreement to perform or observe the covenants and agreements of such party set forth in the Reorganization Agreement.

Dissenters' Rights of FMB Shareholders

Although not required under applicable law, FMB has decided to give its shareholders dissenters' rights in conjunction with the reorganization. Each FMB shareholder who elects to dissent from the Reorganization Agreement and who follows the procedure set forth in Section 351.455 of The General and Business Corporation Law of Missouri will be entitled to receive a payment in cash for his or her shares of FMB common stock in lieu of continuing as a FMB shareholder following completion of the MCM Merger. The following summary of Section 351.455 is not intended to be a complete statement of the law and is qualified in its entirety by reference thereto, the full text of which is set forth as Annex C to this joint proxy statement/offering circular.

FMB does not intend to send to its shareholders notifications of deadlines or other applicable dates under Missouri law with respect to dissenters' rights. FMB shareholders receiving cash upon exercise of dissenters' rights may recognize gain for federal income tax purposes.

A FMB shareholder may assert dissenters' rights only by complying with all of the following requirements:

- the FMB shareholder asserting dissenters' rights must deliver to FMB prior to or at the FMB special meeting a written objection to the Reorganization Agreement. The objection should be delivered or mailed in time to arrive before the FMB special meeting to Farmers & Merchants Bancorp, 505 Broadway, Hannibal, Missouri 63401, Attention: Mr. Carl Watson. The written objection must be made in addition to, and separate from, any proxy or other vote against approval of the Reorganization Agreement. Neither a vote against, a failure to vote for, nor an abstention from voting will satisfy the requirement that a written objection be delivered to FMB before the vote is taken. Unless a FMB shareholder files the written objection as provided above, he or she will not have any dissenters' rights of appraisal;

- the FMB shareholder must not vote in favor of approval of the Reorganization Agreement and reorganization; and

- the FMB shareholder must deliver to FMB within twenty days after the effective time of the MCM Merger a written demand for payment of the fair value of his or her shares of FMB common stock, as of the day prior to the date of the FMB special meeting. The demand must include a statement of the number of shares of FMB common stock owned. The demand must be mailed or delivered to FMB at Farmers & Merchants Bancorp, 505 Broadway, Hannibal, Missouri 63401, Attention: Mr. Carl Watson. Any shareholder who fails to make a written demand for payment within the twenty-day period after the effective time of the MCM Merger will be conclusively presumed to have consented to the Reorganization Agreement and the reorganization and will be bound by its terms. Neither a vote against the Reorganization Agreement or the reorganization nor the written objection prior to the FMB special meeting referred to above satisfies this written demand requirement.

A beneficial owner of shares of FMB common stock who is not the record owner of that common stock may not assert dissenters' rights. If the shares of the dissenting shareholder's FMB common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners.

If within thirty days of the effective time of the MCM Merger the value of a dissenting shareholder's shares is agreed upon between the dissenting shareholder and FMB, FMB will make payment to the dissenting shareholder within ninety days after the effective time of the MCM Merger, upon the dissenting shareholder's surrender of his or her certificates. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares or in FMB.

If the dissenting shareholder and FMB do not agree on the fair value of the shares within thirty days after the effective time of the MCM Merger, the dissenting shareholder, within sixty days after the expiration of the thirty-day period, may file a petition in Marion County Circuit Court asking for a finding and a determination of the fair value of the shares. The dissenting shareholder is entitled to judgment against FMB for the amount of such fair value as of the day prior to the date on which such vote was taken approving the Reorganization Agreement and the reorganization, together with interest thereon to the date of judgment. The court will determine the fair value of the shares. The judgment is payable only upon and simultaneously with the surrender to FMB of certificates representing the dissenting shareholder's shares of FMB common stock. Upon payment of the judgment, the dissenting shareholder will cease to have any interest in the FMB shares or in FMB.

Unless the dissenting shareholder files the petition within the sixty-day period, the shareholder and all persons claiming under the shareholder will be conclusively presumed to have adopted the Reorganization Agreement and the reorganization and will be bound by the terms thereof.

The right of a dissenting shareholder to be paid the fair value for his or her shares will cease if the shareholder fails to comply with the procedures of Section 351.455 or if the Reorganization Agreement or reorganization is terminated for any reason.

The summary set forth above does not purport to be a complete statement of the provisions of Section 351.455 relating to the rights of dissenting FMB shareholders and is qualified in its entirety by reference to Section 351.455, which is included as Annex C to this joint proxy statement/offering circular. FMB shareholders intending to exercise their dissenters' rights are urged to review carefully the provisions set forth in Annex C and to consult with legal counsel so as to be in compliance with the required procedures.

Dissenters' Rights of MCM Shareholders

If the MCM Merger is consummated, MCM shareholders who properly dissent therefrom will be entitled pursuant to 12 C.F.R. Section 552.14 of the OTS regulations to receive from FMB the fair or appraised value of their shares of MCM common stock. Pursuant to Section 552.14, this value is determined to be the fair market value of the shares of MCM common stock as of the effective date of the MCM Merger, exclusive of any element of value arising from the accomplishment or expectation of the MCM Merger.

In order to be entitled to exercise dissenters' rights, a dissenting MCM shareholder must take certain actions specified in Section 552.14. First, the MCM shareholder, before voting on the MCM Merger, must deliver to MCM a writing identifying himself or herself and stating his or her intent to demand appraisal of and payment for his or her shares of MCM common stock. This demand must be in addition to, and separate from, any proxy that the MCM shareholder delivers in connection with the MCM special meeting. The notices should be sent to MCM, 228 Broadway, Hannibal, Missouri 63401, Attention: Anne M. Sharkey, Secretary. In addition to delivering the notice to MCM, the MCM shareholder must not vote in favor of the MCM Merger. No MCM shareholder who votes (either in person or by proxy) in favor of the MCM Merger will be entitled to exercise dissenters' rights.

Within sixty days after the effective date of the MCM Merger, a dissenting MCM shareholder must also submit to FMB his or her stock certificates for notation that an appraisal and payment have been demanded with respect to that stock and that appraisal proceedings are pending.

Within ten days after the effective date of the MCM Merger, FMB is required to do the following:

- give written notice of the effective date of the MCM Merger by mail to MCM shareholders that have complied with the procedures for exercising dissenters' rights and have not voted in favor of the MCM Merger;

- make a written offer to each such MCM shareholder to pay for his or her shares at a specified price deemed by FMB to be the fair value of the shares; and

- inform such MCM shareholders that, within sixty days after the effective date of the MCM Merger, certain requirements of Section 552.14 must be satisfied.

This notice and offer will be accompanied by a balance sheet and statement of income of MCM for the latest fiscal year, together with the latest available interim financial statements. If FMB and a dissenting MCM shareholder agree on a fair value for such MCM shareholder's shares of MCM common stock within sixty days of the effective date of the MCM Merger, then FMB must pay the agreed-upon price within ninety days of the effective date of the MCM Merger. If FMB and a dissenting MCM shareholder do not agree on a fair value within the sixty-day period, the MCM shareholder may then file a petition with the OTS demanding a determination of the fair market value of his or her shares of MCM common stock. An MCM shareholder who is entitled to file such a petition but who fails to file such a petition within sixty days of the effective date of the MCM Merger will be deemed to have accepted the terms offered under the MCM Merger.

Upon receipt of this petition, the OTS must determine the fair market value of the dissenting MCM shareholder's shares of MCM common stock, as of the effective date of the MCM Merger, exclusive of any element of value arising from the accomplishment or expectation of the MCM Merger. The OTS may have its staff undertake this appraisal or may select one or more independent persons to do so. Upon conclusion of an appraisal satisfactory to the OTS, the OTS will direct FMB to make payment in cash to the dissenting shareholder, upon surrender of the certificates representing his or her stock, together with interest from the effective date of the MCM Merger at a rate determined by the OTS.

The costs and expenses of the appraisal process under Section 552.14 will be apportioned and assessed by the OTS as it may deem equitable among some or all of the parties. In making this determination, the OTS will consider whether any party has acted arbitrarily, vexatiously or not in good faith in respect to the rights provided by Section 552.14.

The summary set forth above does not purport to be a complete statement of the provisions of Section 552.14 relating to the rights of dissenting MCM shareholders and is qualified in its entirety by reference to Section 552.14, which is included as <u>Annex D</u> to this joint proxy statement/offering circular. MCM shareholders intending to exercise their dissenters' right are urged to review carefully the provisions set forth in <u>Annex D</u> and to consult with legal counsel so as to be in compliance with the required procedures.

Material Federal Income Tax Consequences

The following summary of material federal income tax consequences of the reorganization to shareholders of FMB and MCM who hold shares of FMB or MCM as capital assets deals only with stockholders who are citizens or residents of the United States, domestic corporations or otherwise subject to United States federal income tax in respect of shares of FMB or MCM.

The summary may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in stocks and securities, persons who acquired or acquire shares pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold shares common stock in a hedging transaction or as part of a straddle or conversion transaction. This is only a summary. It is not a comprehensive description of all the consequences that may be relevant to a specific shareholder. Moreover, the summary does not address state, local or foreign tax consequences of the reorganization.

Consequently, each shareholder of FMB and MCM should consult his own tax advisor as to the specific tax consequences of the reorganization to such shareholder.

* * * * * *

This document is not intended to be used, and may not be used, for the purpose of avoiding federal tax penalties imposed on any person. The advice contained in this document was written to support the promotion and marketing of the transactions and matters discussed herein. You should seek advice from an independent tax advisor based on your individual circumstances.

* * * * * *

The summary is based on currently existing provisions of the IRC, currently applicable regulations promulgated under the IRC, current published administrative positions of the IRS such as revenue rulings and revenue procedures, and existing judicial decisions as in effect as of the date of this document, all of which are subject to change either prospectively or retroactively. Any such change could alter the tax consequences described herein.

No ruling has been or will be sought from the IRS as to the federal income tax consequences of the reorganization. Completion of the reorganization is conditioned upon the receipt by FMB and MCM of an opinion of Lewis, Rice & Fingersh, L.C., special counsel to FMB, to the effect that if the reorganization is completed in accordance with the terms set forth in the Reorganization Agreement and on the basis of relevant facts, representations and assumptions set forth in the opinion, the MCM Merger will constitute a reorganization within the meaning of Section 368(a) of the IRC. Such opinion is not binding on the IRS. FMB and MCM may waive receipt of such tax opinion as a condition to completing the reorganization; but if the anticipated material federal income tax consequences of the reorganization are significantly different from those described herein MCM will resolicit the approval of its shareholders.

Assuming the reorganization is consummated in accordance with the Reorganization Agreement, the following federal income tax consequences will occur.

Stock Split

The declaration and implementation by FMB of the FMB Stock Split will increase the number of outstanding shares of FMB and will result in a reduced book value per share of FMB stock. It is the opinion of Lewis, Rice & Fingersh, L.C., special counsel to FMB, that there will be no federal income tax effect to the shareholders of FMB as a result of the FMB Stock Split because it is merely a realignment of FMB's equity.

MCM Dividend

It is the opinion of Lewis, Rice & Fingersh, L.C. that to the extent that a distribution of cash is made to MCM shareholders by MCM from accumulated or current earnings and profits, the distribution will constitute a dividend for federal income tax purposes. If the recipient is a corporation, the dividends received could qualify for the dividends-received deduction permitted under Section 243 of the IRC, provided that the requirements of that section and related sections are met. Dividends received by a corporate taxpayer generally will qualify for the dividends-received deduction of 70%, 80% or 100% of dividends received from a domestic corporation subject to federal income taxes. The amount of the dividends-received deduction is dependent, however, upon the percentage of MCM stock owned by the corporate shareholder. If the recipient is a individual that held his MCM stock for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date, the rate of tax paid by such individual shareholder on the dividend received will be 15%.

MCM Merger

Receipt of FMB Common Stock. It is the opinion of Lewis, Rice & Fingersh, L.C. that the MCM Merger will constitute a reorganization within the meaning of Section 368(a) of the IRC. Pursuant to Section 354 of the IRC, no gain or loss will be recognized by a holder of MCM common stock who receives solely shares of FMB common stock (except, as discussed below, for cash received in lieu of fractional shares or upon the exercise of dissenters rights) in exchange for all of his shares of MCM common stock. The aggregate tax basis of the shares of FMB common stock received by an MCM shareholder pursuant to the MCM Merger will be the same as the aggregate tax basis of the shares of MCM stock exchanged therefore as provided in Section 358 of the IRC. The holding period of the FMB common stock received by an MCM shareholder will include the holding period of shares of MCM common stock exchanged therefor, provided that such shares of MCM common stock were held as capital assets of the holder at the effective time of the MCM Merger, as provided in Section 1443 of the IRC.

Cash in Lieu of Fractional Shares. It is the opinion of Lewis, Rice & Fingersh, L.C. that, under principles established in an IRS revenue ruling, a shareholder who holds MCM common stock as a capital asset and who receives in the MCM Merger, in exchange for such shares of MCM common stock, solely shares of FMB common stock and cash in lieu of a fractional share interest in FMB common stock will be treated as if such fractional share had been distributed to him as part of the MCM Merger and then redeemed by FMB in exchange for cash. Such shareholders will recognize capital gain or loss measured by the difference between the amount of cash received and the portion of the tax basis of the MCM common stock allocable to such fractional share.

Cash Received upon Exercise of Dissenters Rights. It is the opinion of Lewis, Rice & Fingersh, L.C. that, under applicable case law, FMB or MCM shareholders who exercise their dissenters' rights and who receive cash in exchange for their respective shares will be treated as having received such payment in redemption of such shares. In general, if such shares are held as a capital asset at the effective date of the MCM Merger and no other FMB or MCM common stock, as the case may be, is owned, the FMB or MCM shareholder, as the case may be, will recognize capital gain or loss measured by the difference between the amount of cash received and the shareholder's tax basis for the shares. If, however, the shareholder owns, either actually or constructively, any FMB or MCM common stock, as the case may be, that is exchanged in the MCM Merger, the payment for dissenting shares to such stockholder might, in certain circumstances, be treated as dividend income. In general, under the constructive ownership rules of the IRC, a shareholder may be considered to own stock that is owned, and in some cases constructively owned, by other related individuals or entities, as well as stock that the holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each FMB or MCM shareholder who contemplates exercising dissenters' rights should consult such shareholder's own tax advisor as to the possibility that any payment to such shareholder will be treated as dividend income.

FMB Bank Merger and the Purchase and Assumption

It is the opinion of Lewis, Rice & Fingersh, L.C. that the FMB Bank Merger and the Purchase and Assumption should be treated by the IRS as a sale by FMB Bank of its charter to Corn Belt Bank followed by a merger of FMB Bank into MCM. There is no direct precedential authority for such a transaction. Accordingly, counsel is unable to issue an unqualified opinion. Nevertheless, counsel believes that based upon current federal income tax concepts there is a significant likelihood that the described result will occur. The transaction will not have any federal income tax effect on any shareholder of FMB or MCM as it is a transaction among entities and none of the shareholders of FMB or MCM will participate in the transaction.

Lewis, Rice & Fingersh, L.C., special counsel to FMB, has issued an opinion to FMB and MCM dated June 27, 2006, that the discussion in the "Joint Proxy Statement/Offering Circular" entitled "Material Federal Income Tax Consequences" constitutes its opinion as to the material United States federal income tax consequences of the Stock Split, the MCM Dividend, the MCM Merger, the FMB Bank Merger, and the Purchase and Assumption, subject to the assumptions, representations, and limitations referenced in that discussion.

The foregoing is a summary of material federal income tax consequences of the reorganization to FMB and MCM shareholders, without regard to the particular facts and circumstances of each shareholder's tax situation and status. Because certain tax consequences of the reorganization may vary depending upon the particular circumstances of each shareholder and other factors, each FMB and MCM shareholder should consult his own tax advisor regarding the specific tax consequences to such shareholder based upon such shareholder's specific tax situation and status, including the specific application and effect of state, local and foreign laws to such shareholder and the possible effect of changes in federal and other tax laws.

PROPOSAL TO AMEND FMB'S ARTICLES OF ORGANIZATION

So that FMB has enough shares to issue to MCM shareholders in the MCM Merger, at the FMB special meeting FMB shareholders are being asked to consider a proposal to amend FMB's articles of incorporation to increase the number of authorized shares. The proposed amendment to FMB's articles of incorporation would increase the number of authorized shares of common stock from 400,000 to 800,000 and the number of authorized shares of all classes of stock from 500,000 to 900,000. The proposed amendment to FMB's articles of incorporation is set forth on Appendix E.

The board of directors of FMB recommends a vote "**FOR**" the proposal to amend FMB's articles of incorporation to increase the number of authorized shares.

PROPOSAL TO AUTHORIZE ADJOURNMENT

At the special meetings, shareholders of both MCM and FMB are being asked to consider and vote on a proposal to authorize management to adjourn the respective special meetings to allow time for the further solicitation of proxies if there are insufficient votes present at the special meetings, in person or by proxy, for FMB shareholders to approve the amendment to FMB's articles of incorporation increasing the number of authorized shares or to approve the Reorganization Agreement and the reorganization, and for MCM shareholders to approve the Reorganization Agreement, which includes the MCM Merger Agreement, and the MCM Merger.

OPERATIONS AND MANAGEMENT AFTER THE REORGANIZATION

Set forth below is information regarding the proposed operations, directors, executive officers and significant employees of FMB and MCM following completion of the reorganization.

Operations

F&M Bank and Trust Company will be able to provide the current customers of FMB and MCM with services to which they do not have access from FMB and MCM, respectively. Commercial customers of FMB currently do not have access to the variety of lending products that MCM offers, and consumer customers of MCM currently do not have access to the fee-based service products or the trust and investment services that FMB offers. Upon completion of the reorganization, these customers will have access to services and products that they did not have access to prior to the reorganization.

Upon completion of the reorganization, F&M Bank and Trust Company will focus upon:

(1) efficiently integrating the human resources of FMB and MCM; and

(2) eliminating functional overlaps that exist due to the combination of similar functions previously performed separately at FMB and MCM.

Directors

In the Reorganization Agreement, FMB and MCM each agreed to increase the size of their respective boards of directors to fifteen members. FMB is required to appoint to the FMB board of directors each member of MCM's board of directors who is not a member of FMB's board of directors. MCM is required to appoint to the MCM board of directors each member of FMB's board of directors who is not a member of MCM's board of directors.

The FMB board of directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board.

Information about each individual expected to be a director of FMB following the reorganization is set forth below:

Name	Current Position with FMB or MCM	Age	When Joined FMB / MCM Board	Current FMB Term Expires or Proposed FMB Term Will Expire
Bayard C. Plowman	Chairman of the Board of FMB and MCM	82	1963/1948	2006
B. Stevens Plowman	President and Director of FMB and Director of MCM	51	1986/2001	2008

Name	Current Position with FMB or MCM	Age	When Joined FMB / MCM Board	Current FMB Term Expires or Proposed FMB Term Will Expire
Donald M. Bastian	Director of MCM	45	N/A/2003	2006
Dr. Michael Bukstein	Director of FMB	61	1994/N/A	2006
William Craigmiles	Director of FMB	63	1993/N/A	2007
Tom R. Dorsey	Director of MCM	53	N/A/1995	2006
Alvin (Spike) Ehrhardt	Director of FMB	63	1991/N/A	2007
Charles Hickman	Director of FMB	54	1980/N/A	2006
Howard Hickman	Director of FMB	54	1988/N/A	2007
John H. (Jack) Martin	Director of FMB	79	1986/N/A	2008
Paul Richards	Director of FMB	42	2000/N/A	2007
William M. Sharp	CEO, President, and Director of MCM	55	N/A/2003	2007
Phillip L. Smith	Director of MCM	65	N/A/1985	2007
Gordon Spilker	Director of MCM	65	N/A/1996	2008
John Lee Viorel, Jr.	Director of MCM	62	N/A/1998	2008

Bayard C. Plowman has served as a director of FMB since 1963 and as Chairman of the board of directors since 1971. He has been a director of MCM since 1948 has been Chairman of the board of directors of MCM since 2003. Mr. Plowman has been a member of the Missouri Savings and Loan Commission since 1999. For over fifty years Mr. Plowman has been a member of the Rotary Club, the American Legion and the Elks.

B. Stevens Plowman has served as a director of FMB since 1986, and he has been the President of FMB since 1987. He has been a director of MCM since 2001. Since 1999, he has been a director of Corn Belt Bancorp, Inc., the holding company for Corn Belt Bank, and owns 16,500 (or 1.1%) of the 1,500,000 outstanding shares of Corn Belt Bancorp, Inc. Since 1987, Mr. Plowman has been a member of the Hannibal Rotary and member of the board of the Hannibal Industrial Development Company. In 2003, Mr. Plowman was elected to the board of the Hannibal Regional Hospital and Comp Oko Tippi. In 2002, Mr. Plowman was appointed to the Mark Twain Home Board, and in 2005 he was appointed to the Hannibal Industrial Development Authority.
Mr. Plowman is the son of Bayard C. Plowman, who is Chairman of the board of directors of FMB.

Donald M. Bastian has served as a director of MCM since 2003. He is a self-employed attorney and owns title and abstract companies. For over twenty-five years he has been a member of the Hannibal Lions.

Michael Bukstein, M.D. has served as a director of FMB since 1994. He has been President and CEO of Hannibal Clinic, Inc. since 1997, and has been a general surgeon since 1975. Since 2001, Dr. Bukstein has been President of Northeast Missouri Ambulatory Surgery Center, President of Northeast Missouri Anesthesia Services, Medical Director of The Cancer Center and a board member of the Hannibal Clinic Service Corporation. He is also a member of the American Medical Association, the Missouri State Medical Association and other medical and surgical organizations.

William Craigmiles has served as a director of FMB since 1993. For over twenty-five years he has been President of Big River Oil Company, DB Gray and Fowler Oil Company. Mr. Craigmiles was elected in 2002 to the board of Hannibal Regional Hospital, and since 1996 he has served on the board of Camp Oki Tippi board and on the Hannibal Industrial Development board. For over twenty-five years he has been a member of the Hannibal Lions.

Tom R. Dorsey, DVM, has served as a director of MCM since 1995. For over twenty-five years he has been the owner of the Hannibal Veterinary Clinic and has practiced veterinary medicine in Hannibal, Missouri and the surrounding area. For over twenty-five years, he has been a member of the Hannibal Lions.

Alvin (Spike) Ehrhardt has served as a director of FMB since 1991. He has been President of Ehrhardt Properties Land Development Company for over twenty-five years. Also, for over twenty-five years, he has been a member of the Hannibal Evening Kiwanis Club, Hannibal Chamber of Commerce, and the Knights of Columbus.

Charles (Chase) Hickman has served as a director of FMB since 1980. For over twenty-five years, he has been a self-employed attorney in Hannibal, Missouri. Since 1982, he has been the City Attorney for the City of Palmyra, Missouri. Since 1985 he has been President of the Camp Oki Tippi board, and since 2000 he has been President of the Hannibal Free Public Library board.

Howard Hickman has served as a director of FMB since 1988. For over twenty-five years he has been a self-employed attorney in Kirksville, Missouri. Since 1996, he has served on the board of K-Life Ministry.

John H. (Jack) Martin has served as a director of FMB since 1986. He is a retired State of Missouri Professional Engineer and a retired general contractor. Since 1999, he has been President of the Hannibal Industrial Development Corporation. Mr. Martin currently performs consulting work for Waste Connections, Inc. in Tacoma, Washington, a position he has occupied since 2002.

Paul Richards, CPA, has served as a director of FMB since 2000. He has been a partner of Wade, Stables PC since 1997. Since 2001, Mr. Richards has been a member of the Hannibal Community Foundation board and the Holy Family School board. In 2005, he became a member of the board of the Hannibal Chamber of Commerce, and for over fifteen years he has been a member of the Hannibal Lions.

William M. Sharp has served as a director of MCM since 2003. He became President and Chief Executive Officer of MCM in June 2003. Previously, he was Executive Vice President of The First National Bank in Sikeston, Missouri, in which capacity he had served since 1989.

Phillip L. Smith has served as a director of MCM since 1985. For over twenty-five years he has been President of the Smith Funeral Home located in Hannibal, Missouri and a member of the Hannibal Lions and Hannibal Chamber of Commerce.

Gordon Spilker has served as a director of MCM since 1996. He is a self-employed farmer in Hannibal, Missouri. Since 2001, he has been Vice President of Northeast Missouri Grain Processors, Inc. and Chairman of the Missouri Agricultural and Small Business Development Authority. In 2005, Mr. Spilker was elected to the board of Hannibal Regional Hospital.

John Lee Viorel, Jr. has served as a director of MCM since 1998. Since 1988, he has been the Marion County Collector. For over ten years he has been on the board of the Salvation Army, Hannibal Nutrition Center, and Hannibal Early Bird Kiwanis Club.

Board Committees

FMB has the following committee of its Board of Directors: Executive Committee, Trust Committee, Audit Committee and Compensation Committee.

Director Compensation

Each FMB director receives $1,710.00 annually, $142.50 per board meeting attended and $100.00 per committee meeting attended.

Executive Officers

FMB expects that the current executive officers of FMB will continue as executive officers of FMB following completion of the reorganization with the same titles and duties they currently have with FMB except that William M. Sharp will become the Executive Vice President and Chief Operating Officer, Marilyn Skinner will become a Vice President, and Anne Sharkey will become Secretary.

FMB and MCM expect that the current executive officers of MCM will continue as executive officers of MCM following completion of the reorganization, except that B. Stevens Plowman will become President of MCM, William M. Sharp will become Executive Vice President and Chief Operating Officer, Frank W. DiTillo will become Senior Loan Officer, Carl C. Watson will become Treasurer and Michael Wray will become Internal Auditor.

All employees of F&M Bank and Trust Company will serve at the pleasure of the board of directors, and the board of directors will determine the compensation of all employees. F&M Bank and Trust Company has not entered into any employment agreements with employees.

Information about each anticipated executive officer of FMB and MCM immediately following the reorganization is set forth below:

Name	Age	Current / Anticipated Position with FMB	Current / Anticipated Position with MCM
B. Stevens Plowman	51	President / President	N/A / President
William M. Sharp	55	N/A / Executive Vice President and Chief Operating Officer	President and Chief Executive Officer / Executive Vice President and Chief Operating Officer
Frank W. DiTillo	56	Executive Vice President / Executive Vice President	N/A / Senior Loan Officer
Carl C. Watson	42	Secretary and Treasurer / Secretary and Treasurer	N/A / Treasurer
Michael Wray	39	Internal Auditor / Internal Auditor	N/A / Internal Auditor
Anne Sharkey	39	N/A / Secretary	Secretary / Vice President of Mortgage Banking and Secretary
Marilyn Skinner	61	N/A / Vice President	Senior Lender / Vice President of Consumer and Residential Lending

B. Stevens Plowman has served as a director of FMB since 1986, and he has been the President of FMB since 1987. He has been a director of MCM since 2001. Since 1999, he has been a director of Corn Belt Bancorp, Inc., the holding company for Corn Belt Bank, and owns 16,500 (or 1.1%) of the 1,500,000 outstanding shares of Corn Belt Bancorp, Inc. Since 1987, Mr. Plowman has been a member of the Hannibal Rotary and member of the board of the Hannibal Industrial Development Company. In 2003, Mr. Plowman was elected to the board of the Hannbial Regional Hospital and Comp Oko Tippi. In 2002, Mr. Plowman was appointed to the Mark Twain Home Board, and in 2005 he was appointed to the Hannibal Industrial Development Authority. Mr. Plowman has worked for FMB Bank for eighteen years and has been the Chief Executive Officer of FMB Bank for seventeen years. Mr. Plowman is the son of Bayard C. Plowman, who is Chairman of the board of directors of FMB.

William M. Sharp has served as a director of MCM since 2003. He became President and Chief Executive Officer of MCM in June 2003. Previously, he was Executive Vice President of The First National Bank in Sikeston, Missouri, in which capacity he had served since 1989.

Frank W. DiTillo has been FMB's Executive Vice President and Senior Loan Officer since 1999.

Carl C. Watson has been FMB Bank's Senior Vice President and Controller since 1995. He has worked for FMB since 1991.

Michael Wray has been FMB's internal auditor since 2000. He also has served as a Vice President and Credit Review Officer for FMB since 2000.

Anne Sharkey has worked for MCM since 1990, and she has been MCM's Secretary since 2003.

Marilyn Skinner has worked for MCM since 1973, and she has been MCM's Senior Lender since 1975.

Family Relationships

No director of FMB or MCM is related to any other director, nominee or executive officer of FMB or MCM by blood, marriage or adoption except that Bayard C. Plowman is the father of B. Stevens Plowman and the uncle of Charles Hickman and Howard Hickman, and B. Stevens Plowman, Charles Hickman, and Howard Hickman are cousins. Charles Hickman and Howard Hickman are brothers.

COMPENSATION

Remuneration

Each FMB director receives a director's fee of $1,710 annually, as well as $142.50 per board meeting attended and $100.00 per committee meeting attended. The following table summarizes for the year ended December 31, 2005 all of the compensation FMB Bank paid to FMB's three highest-paid officers and to FMB Bank's directors and officers as a group.

Name	Position	Salary	Bonus	Other Compensation	Aggregate Remuneration
B. Stevens Plowman	CEO & President	$ 111,862.50	$ -	$ 16,284.00[1]	$ 128,146.50
Frank DiTillo	Exec. Vice President	$ 99,170.48	$ -	$ 10,811.33[2]	$ 109,981.81
William J. Mowen	Senior Vice President	$ 86,265.21	$ -	$ 3,042.59[3]	$ 89,307.80
Directors and Officers (24 persons)[4]	___	$ 948,196.80	$ -	$ 65,148.98[5]	$ 1,013,345.78

1. Includes $9,420.00 in director fees, $5,824.00 in vacation sell back and $1,040.00 in health time sell back.
2. Includes $5,100.00 in fees for participation on the Executive Committee; $4,790.15 in vacation sell back and $921.18 in health time sell back.
3. Includes $1,838.67 in commissions, $642.09 in vacation sell back, and $561.83 in health time sell back.
4. FMB Bank's directors and officers, a group of twenty-four people (which includes the twelve directors and officers of FMB), receive $1,013,345.78 in salaries and other compensation. FMB Bank pays all director's fees to FMB's and FMB Bank's directors and officers.
5. Includes $14,520.00 in director fees, $15,841.20 in vacation sell back, $4,189.38 in health time sell back and $30,598.40 in commissions.

All employees of F&M Bank and Trust Company will serve at the pleasure of the board of directors, and the board of directors will determine the compensation of all employees. F&M Bank and Trust Company has not entered into any employment agreements with employees. Neither FMB nor MCM has entered into any employment agreements that will continue following the reorganization.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION AS OF DECEMBER 31, 2005 FOR FMB AND SEPTEMBER 30, 2005 FOR MCM AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FOR FMB AND FISCAL YEAR ENDED SEPTEMBER 30, 2005 FOR MCM

FMB and MCM have agreed to combine their respective businesses through a corporate reorganization. The reorganization will occur in five steps:

(1) FMB will conduct a six-for-one stock split;

(2) MCM will declare and pay a cash dividend to reduce MCM's book value to $4.9 million (the amount of such dividend is estimated to be $1.05 per share as of December 31, 2005, but this amount is subject to change based upon MCM's earnings between December 31, 2005 and the closing);

(3) FMB merger sub will merge with and into MCM and as a result of the MCM Merger MCM will become a wholly-owned subsidiary of FMB;

(4) with FMB then having but not needing two depository subsidiary institutions, FMB Bank will merge with and into Corn Belt Bank and as a result of the FMB Bank Merger MCM will be the only depository subsidiary institution of FMB; and

(5) on the day following the FMB Bank Merger MCM will acquire from Corn Belt Bank all of the assets and liabilities of FMB Bank (except its charter) as they existed immediately prior to the FMB Bank Merger, and FMB will retain the $250,000 premium paid by Corn Belt Bank in the FMB Bank Merger.

Upon completion of the reorganization, FMB will be a savings and loan holding company with MCM as its sole depository subsidiary institution. MCM will be a federal savings association with all of its own assets and liabilities and all of the assets and liabilities of FMB Bank, except the FMB Bank charter, which FMB Bank will sell to Corn Belt Bank in the FMB Bank Merger. MCM will change its name to F&M Bank and Trust Company following completion of the reorganization.

FMB Bank has decided to sell its charter to Corn Belt Bank because upon completion of the reorganization, F&M Bank and Trust Company will be able to operate under its federal savings association charter, and FMB Bank's state bank charter therefore will not be needed by FMB to operate a depository institution. FMB will retain the $250,000 premium paid by Corn Belt Bank to defray costs for professional services incurred by FMB and MCM in the reorganization.

The following is the unaudited pro forma combined consolidated financial information for FMB and for MCM giving effect to the reorganization. The unaudited consolidated balance sheet information presented gives effect to the reorganization as if it was completed by December 31, 2005. The unaudited consolidated statement of income information presented gives effect to all five steps of the reorganization as if it was completed by the first day of each period presented. In addition, the unaudited pro forma combined consolidated statement of income information for the year ended December 31, 2005 gives effect to the reorganization. FMB's fiscal year ends December 31 and MCM's fiscal year ends September 30. The unaudited consolidated statement of income of MCM as presented in the unaudited pro forma combined consolidated statement of income for the full fiscal year is for the year ended September 30, 2005. The following unaudited pro forma combined consolidated financial information does not reflect any cost savings which FMB and MCM expect to achieve subsequent to the reorganization.

You should read the unaudited pro forma combined consolidated financial information in conjunction with the accompanying Notes to Unaudited Pro Forma Combined Consolidated Financial Information and with FMB's unaudited consolidated financial statements which are included as part of this joint proxy statement/offering circular and MCM's unaudited consolidated financial statements and related notes which are included as part of the joint proxy statement/offering circular. This unaudited pro forma combined consolidated financial information may not be indicative of the results of operations that actually would have occurred if the reorganization had occurred on the dates assumed above or of the results of operations that may be achieved in the future.

Pro forma per share amounts for the combined company are based on a 1.1 exchange ratio and the FMB Stock Split.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2005 FOR FMB AND SEPTEMBER 30, 2005 FOR MCM

(Dollars in thousands)

	FMB	MCM	FMB Stock Split	MCM Dividend	MCM Merger	FMB Bank Merger and Purchase and Assumption	Pro Forma Combined Consolidated
Assets							$ 7,811
Cash and cash equivalents	$ 5,571	$ 2,240					
Investment securities:							
Available-for-sale	6,394	--			(69)(e)		6,325
Held-to-maturity	6,936	29,196			(851)(f)		35,281
Total investment securities							
Loans, net	66,934	43,749			(404)(f)		110,279
Premises and equipment, net	1,401	1,567			(364)(g)		2,604
					2,259 (f)		
Core deposit intangible	--	--			(525)(g)		1,734
					(290)(d)		
Other assets	2,372	2,528			(87)(g)	163 (i)	
					12 (e)		4,698
Total assets	$ 89,608	$ 79,280	--	--	(319)	163	$ 168,732
Liabilities							
Deposits	$ 72,013	$ 54,715			(431)(f)		$ 126,297
Borrowings	8,082	18,130			(536)(f)		25,676
Other liabilities	265	1,308		194 (b)	110 (d)		
					690 (h)		2,567
Total liabilities	80,360	74,153	--	194	(167)	--	154,540
Stockholders' Equity							
Common stock	1	184	3 (a)		(3)(e)		
					(181)(e)		
					2 (c)		6
Surplus	8,599	1,264	(3)(a)		5,066 (c)		
					(1,497)(e)	163 (e)	
					(30)(e)		13,562
Retained earnings	1,239	3,679		(194)(b)	(3,485)(e)		1,239
Treasury stock, at cost	(515)	--	-	-	-	-	(515)
Accumulated other comprehensive income	(76)	--	-	-	(24)(e)	-	(100)
Total stockholders' equity	9,248	5,127	-	(194)	(152)	163	14,192
Total liabilities and stockholders' equity	$ 89,608	$ 79,280	-	-	(319)	163	$ 168,732

See accompanying notes to the Unaudited Pro Forma Combined Consolidated Financial Statements.

(a) Reflects FMB Stock Split.
(b) Reflects proposed MCM cash dividend payment.
(c) Reflects the exchange of MCM outstanding common stock for 1.1 shares of FMB common stock at $25.52 per share.
(d) Reflects FMB adjustments for costs related to reorganization.
(e) Reflects elimination of MCM equity, including cancellation of 3,334 shares of MCM common stock held by FMB, including unrealized gain and related tax effect.
(f) Reflects recording of the MCM estimated core deposit intangible and adjustment of carrying amounts to estimated fair values of MCM investments securities, loans, deposits and borrowings.
(g) Reflects negative goodwill allocated proportionately to premises and equipment, core deposit intangible and mortgage servicing rights.
(h) Reflects the recording of deferred income taxes on fair value adjustments and core deposit intangible.
(i) Reflects receivable for $250,000 premium paid by Corn Belt Bank to FMB, net of tax effect.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FOR FMB AND FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005 FOR MCM

(Dollars in thousands, except share and per share amounts)

	FMB	MCM	Pro Forma Adjustments	Pro Forma Combined Consolidated
Interest Income				
Interest on loans	$ 3,963	2,262	$ 26 (a)	6,251
Interest on investment securities	435	1,327	237 (b)	1,999
Interest on other interest-earning assets	55	14	-	69
Total interest income	4,453	3,603	263	8,319
Interest Expense				
Interest on deposits	1,137	1,330	411 (c)	2,878
Interest on borrowings	283	445	182 (d)	910
Total interest expense	1,420	1,775	593	3,788
Net interest income	3,033	1,828	(330)	4,531
Provision for loan losses	25	45	-	70
Net interest income after provision for loan losses	3,008	1,783	(330)	4,461
Noninterest Income				
Service charges on deposits	278	250	-	528
Gain on sale of loans	-	107	-	107
Gain on sale of branch	-	384	-	384
Lease income	239	-	-	239
All other noninterest income	680	280	8 (g)	968
Total noninterest income	1,197	1,021	8	2,226
Noninterest Expense				
Salaries and other employee benefits	1,873	1,113	-	2,986
Occupancy expense	597	320	(27) (f)	890
Data processing	319	275	-	594
Merger expense	-	251	-	251
All other noninterest expense	925	580	179 (e)	1,684
Total noninterest expense	3,714	2,539	152	6,405
Income before taxes	491	265	(474)	282
Income taxes	147	139	(166)(h)	120
Net income	$ 344	$ 126	$ (308)	$ 162
Per Share Data				
Basic and diluted earnings per common share	$ .95	$ .68		$ .29
Average common shares-basic and diluted	363,885	183,868	198,587	562,472

See accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements.

(a) Reflects accretion of discount on loans.
(b) Reflects accretion of discount on investment securities.
(c) Reflects accretion of discount on deposits.
(d) Reflects accretion of discount on borrowings.
(e) Reflects amortization of core deposit intangible.
(f) Reflects adjustment of depreciation expense on premises and equipment.
(g) Reflects adjustment of amortization of mortgage servicing rights.
(h) Reflects tax effect of all adjustments at 35.00%.

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The unaudited Pro Forma Combined Consolidated Financial Data has been prepared assuming the reorganization will be accounted for under the purchase method and is based on the unaudited consolidated financial statements of FMB and the unaudited consolidated financial statements of MCM, which have been adjusted to reflect the cost of MCM's assets at their fair value. In addition, pro forma adjustments have been included to give effect to events that are directly attributable to the reorganization, and expected to have a continuing impact on the combined company. Pro forma adjustments for the unaudited Pro Forma Combined Consolidated Statements of Income include amortization of core deposit intangible and other adjustments based on the allocated purchase price of net assets acquired.

Note 2. Calculation of the Cost of Acquisition and Negative Goodwill

The preliminary calculation of the cost of the transaction is described below (in thousands):

Market value of FMB common stock to be issued assuming that MCM's common stock outstanding will be exchanged for 1.1 shares of FMB common stock assumed to be $25.52 per share, less $100,000 provision for loan losses in 2006	$4,968
Premium paid by Corn Belt Bank to FMB, net of tax	(163)
Cost of reorganization incurred by FMB	400
	$5,205
Historical net assets of MCM	$5,127
Dividend payment by MCM	(194)
Cancellation of 3,334 shares of MCM common stock held by FMB	(33)
Fair market value adjustments as of December 31, 2005:	
Loans, net	(404)
Investment securities	(851)
Deposits	431
Borrowings	536
Core deposit intangible	2,259
Negative goodwill allocated to:	
Premises and equipment, net	(364)
Core deposit intangible	(525)
Mortgage servicing rights	(87)
Deferred income taxes on purchase accounting adjustments	(690)
	$5,205

The market value of the FMB common stock to be issued has been reduced due to significant transactions occurring between the pro forma balance sheet date and the anticipated date of closing.

In April 2006, in the course of normal and on-going operations, including evaluation of asset quality, FMB recorded a provision for loan losses of $100,000. This provision was the result of FMB's calculation of the adequacy of the allowance for loan losses, performed in accordance with accounting principles generally accepted in the United States of America and regulatory guidelines. Current real estate appraisals and updated borrower financial information for significant non-performing and classified loans were obtained, and analysis of those loans indicated a need to specifically reserve an additional $100,000.

Note 3. MCM Reorganization Related Charges

In connection with the reorganization, MCM expects to incur $307,000 in investment banking, legal and accounting fees.

Note 4. FMB Reorganization Related Charges

In connection with the reorganization, FMB expects to incur pre-tax reorganization related charges of approximately $400,000, consisting of investment banking, legal and accounting fees. These fees have been reflected as a component of the cost of the reorganization.

Note 5. Stockholders' Equity

Based on the outstanding number of shares of MCM common stock at December 31, 2005, in the aggregate, MCM stockholders will receive up to 198,587 shares of FMB common stock (assuming an exchange ratio of 1.1 shares of FMB common stock per share of MCM common stock). Up to 560,957 shares of FMB common stock will be outstanding for the company resulting after the FMB Stock Split and MCM Merger.

Note 6. Average Shares Outstanding

The pro forma weighted average shares outstanding is based on the historical FMB weighted average shares outstanding, giving effect to the FMB Stock Split plus, up to 198,587 shares of FMB common stock to be issued to MCM stockholders in connection with the MCM Merger.

Note 7. Pro Forma Condensed Combined Statement of Operations Adjustments

For purposes of determining the pro forma effect of the MCM acquisition of the Unaudited Pro Forma Combined Consolidated Statement of Income, the following pro forma adjustments have been made as if the reorganization had occurred as of January 1, with respect to each of the periods:

	Year Ended December 31, 2005 (Dollars in thousands)
Yield adjustment for interest income on investment securities	$ 237
Yield adjustment for interest income on loans	26
Amortization of core deposit intangible	(179)
Yield adjustment for interest exposure on deposits	(411)
Yield adjustment for interest expense on borrowings	(182)
Adjustment for depreciation expense	27
Adjustment for amortization of mortgage servicing rights	8
	(474)
Tax benefits of pro forma adjustments	166
	$ (308)

The following assumptions were utilized for purposes of determining the pro forma effect of the reorganization on the Unaudited Pro Forma Combined Consolidated Statements of Income:

	Weighted Average Remaining Term Useful Life
Investment securities	43.1 months
Loans	184.6 months
Premises and equipment:	
Building	338.2 months
Furniture and equipment	17.4 months
Automobile	23.4 months
Core deposit intangible	120.0 months
Mortgage servicing rights	120.0 months
Deposits	12.6 months
Borrowings	35.3 months

The straight-line method was utilized to amortize the core deposit intangible and other purchase accounting adjustments. The straight-line method approximates the interest method for all other purchase accounting adjustments. Income tax expense is adjusted based on a combined federal and state tax rate of 35.00%.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The table set forth below includes the title of the class of security, the name and the address and the number of shares of FMB common stock beneficially owned by each FMB shareholder who beneficially owns more than 5% of any class of FMB stock, by each of FMB's three highest paid officers, by all FMB directors, and by all FMB officers and directors as a group. A beneficial owner of a security includes any person who directly or indirectly through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to the security. Voting power includes the power to vote or to direct the voting of the security. Investment power includes the power to dispose or to direct the disposition of the security.

The number of shares is reported at May 31, 2006. All share numbers are provided based upon information supplied to FMB's management by the respective individuals and members of the group. Each person holds sole voting and investment power with respect to the shares indicated, including the best estimates at this time of the additional number of shares of common stock such individuals will receive in the MCM Merger.

Title of Class	Name and Address of Owner	Amount of FMB Shares Owned Before the Reorganization	Percent of FMB Shares Owned Before the Reorganization	Amount of FMB Shares Owned After the Reorganization	Percent of FMB Shares Owned After the Reorganization [1]
Common	Farmers & Merchants Bank and Trust Company[2] 505 Broadway Hannibal, MO 63401 Charles Hickman, Chairman, Trust Department	5,000	8.28%	30,000	5.35%
Common	Benjamin H. Hickman POB 898 Kirksville, MO 63501	5,254	8.70	40,324[3]	7.19
Common	Howard M. Hickman 2008 S. First Street Kirksville, Missouri 63401	3,862	6.39	23,392[4]	4.17
Common	Bayard C. Plowman 20 Riverpoint Road Hannibal, MO 63401	737	1.22	4,433[5]	0.79
Common	B. Stevens Plowman 1864 Harrison Hill Hannibal, MO 63401	1,375	2.28	72,683[6]	12.96
Common	Frank DiTillo 4211 Deer Run Lane Hannibal, MO 63401	0	0	0	0
Common	William J. Mowen 1198 N. 425 Avenue Payson, IL 62360	0	0	0	0
Common	Michael J. Bukstein 1101 Country Club Drive Hannibal, Missouri 63401	1,624	2.69	10,844[7]	1.93
Common	William H. Craigmiles 10 Orchard Point Hannibal, Missouri 63401	1,147	1.90	9,082[8]	1.62
Common	Alvin E. Ehrhardt 4212 West Ely Road Hannibal, Missouri 63401	963	1.59	6,328[9]	1.13

Title of Class	Name and Address of Owner	Amount of FMB Shares Owned Before the Reorganization	Percent of FMB Shares Owned Before the Reorganization	Amount of FMB Shares Owned After the Reorganization	Percent of FMB Shares Owned After the Reorganization [1]
Common	Charles L. Hickman 4912 Prospect Hannibal, Missouri 63401	167	0.28	1,112[10]	0.20
Common	John H. Martin 16 Riverpoint Road Hannibal, Missouri 63401	933	1.54	5,818[11]	1.04
Common	Paul Richards 26 Hamlin Heights Hannibal, Missouri 63401	580	0.96	3,480	0.62
Common	All Directors and Executive Officers as a Group Prior to Reorganization (11 persons)	16,388[15]	27.13[14]	167,172[12]	29.80[14]
Common	All Directors and Executive Officers as a Group After to Reorganization (17 persons)	16,568[15]	27.43[14]	172,806[13]	30.81[14]

1. Assumes that after the MCM Merger 560,957 shares of FMB common stock will be issued and outstanding.
2. The shares of FMB common stock beneficially owned by FMB Bank are voted by Tamara Reed, Managing Director of FMB Bank's Trust Department, under policies established by FMB Bank's Board of Directors' Trust Committee. Charles L. Hickman is the Chairman of that committee, and the other members are: Michael J. Bukstein, William H. Craigmiles, John H. Martin, B. Stevens Plowman, and Paul Richards.
3. Includes the 31,524 shares of FMB common stock held following the FMB Stock Split and 8,800 shares of FMB common stock received in the MCM Merger in exchange for 8,000 shares of MCM common stock.
4. Includes the 60 shares of FMB common stock held following the FMB Stock Split and 220 shares of FMB common stock received in the MCM Merger in exchange for 200 shares of MCM common stock.
5. Includes the 4,422 shares of FMB common stock held following the FMB Stock Split and 11 shares of FMB common stock received in the MCM Merger in exchange for 10 shares of MCM common stock.
6. Includes the 8,250 shares of FMB common stock held following the FMB Stock Split and 64,433 shares of FMB common stock received in the MCM Merger in exchange for 58,575 shares of MCM common stock.
7. Includes the 9,744 shares of FMB common stock held following the FMB Stock Split and 1,100 shares of FMB common stock received in the MCM Merger in exchange for 1,000 shares of MCM common stock.
8. Includes the 6,882 shares of FMB common stock held following the FMB Stock Split and 2,200 shares of FMB common stock received in the MCM Merger in exchange for 2,000 shares of MCM common stock.
9. Includes the 5,778 shares of FMB common stock held following the FMB Stock Split and 550 shares of FMB common stock received in the MCM Merger in exchange for 500 shares of MCM common stock.
10. Includes the 1,002 shares of FMB common stock held following the FMB Stock Split and 110 shares of FMB common stock received in the MCM Merger in exchange for 100 shares of MCM common stock.
11. Includes the 5,598 shares of FMB common stock held following the FMB Stock Split and 220 shares of FMB common stock received in the MCM Merger in exchange for 200 shares of MCM common stock.

12. Includes the 98,328 shares of FMB common stock held following the FMB Stock Split and 68,844 shares of FMB common stock received in the MCM Merger in exchange for 62,585 shares of MCM common stock.
13. Includes the 99,408 shares of FMB common stock held following the FMB Stock Split and 73,398 shares of FMB common stock received in the MCM Merger in exchange for 66,725 shares of MCM common stock.
14. Differences may exist between the figure shown here and the sum of the numbers from which such figure was to be calculated due to rounding of such numbers that may have occurred.
15. Includes the 5,000 shares of FMB common stock held by FMB Bank in its trustee capacity.

The following table sets forth certain information as to MCM common stock beneficially owned by all beneficial owners of in excess of 5% of the common stock, each of MCM's directors and executive officers, and by all directors and executive officers as a group. Management knows of no persons, other than those shown below, who beneficially owned at May 31, 2006 more than 5% of the outstanding shares of MCM common stock, or who will beneficially own post-reorganization more than 5% of the outstanding shares of FMB common stock.

Title of Class	**Name and Address of Owner**	**Amount of MCM Shares Owned Before the Reorganization**[1]	**Percent of MCM Shares Owned Before the Reorganization**[10]	**Amount of FMB Shares Owned After the Reorganization**[2]	**Percent of FMB Shares Owned After the Reorganization**[2,10]
Persons Owning Greater Than 5%:					
Common	B. Stevens Plowman 1864 Harrison Hill Hannibal, Missouri 63401	58,575[3]	31.86%	72,683[6]	12.96%
Common	MCM Savings Bank, F.S.B. Employee Stock Ownership Plan ("ESOP") 228 Broadway Hannibal, Missouri 63401	14,179	7.71	15,597	2.78
Directors:[4]					
Common	Donald M. Bastian	100	0.05	110	0.02
Common	Dr. Tom R. Dorsey	1,000	0.54	1,100	0.20
Common	B. Stevens Plowman	58,575[3]	31.9	72,683[6]	12.96
Common	Bayard C. Plowman	10	0.01	4,433[7]	0.79
Common	William M. Sharp	400	0.22	440	0.08
Common	Phillip L. Smith	1,640[5]	0.89	2,284[8]	0.41
Common	Gordon Spilker	500	0.27	1,150[9]	0.21
Common	Lee John Viorel, Jr.	500	0.27	550	0.10
All Directors and Executive Officers as a Group Prior to the Reorganization (8 persons)		62,725	34.15	82,750	14.75

1. For purposes of this table, a person is deemed to be the beneficial owner of any shares of MCM common stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days of May 31, 2006. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of MCM common stock.
2. The information contained in this column is the sum of MCM common stock as converted to FMB common stock pursuant to the exchange ratio and FMB shares owned by each of the listed individuals prior to the reorganization. In addition, the information contained does not take into account fractional shares and assumes that the total number of shares of FMB stock outstanding after the reorganization shall be 560,957.

3. 58,475 of the listed shares are held in a revocable trust in the name of Bayard C. Plowman pursuant to which B. Stevens Plowman is the trustee, exercising sole voting and investment power over such shares.
4. The address of each of the directors and executive officers is MCM's address.
5. Includes 500 shares held by Mr. Smith through a company wholly owned by Mr. Smith.
6. Includes the 8,250 shares of FMB common stock held following the FMB Stock Split and 64,433 shares of FMB common stock received in the MCM Merger in exchange for 58,575 shares of MCM common stock.
7. Includes the 4,422 shares of FMB common stock held following the FMB Stock Split and 11 shares of FMB common stock received in the MCM Merger in exchange for 10 shares of MCM common stock.
8. Includes the 480 shares of FMB common stock held following the FMB Stock Split and 1,804 shares of FMB common stock received in the MCM Merger in exchange for 1,640 shares of MCM common stock.
9. Includes the 600 shares of FMB common stock held following the FMB Stock Split and 550 shares of FMB common stock received in the MCM Merger in exchange for 500 shares of MCM common stock.
10. Differences may exist between the figure shown here and the sum of the numbers from which such figure was to be calculated due to rounding of such numbers that may have occurred.

MANAGEMENT AND SECURITY HOLDER RELATIONSHIPS AND TRANSACTIONS

Loans to Related Parties

We expect that MCM will make loans from time to time to officers and directors of FMB and MCM and to such individuals' immediate families and affiliated companies in which such individuals may have a 10% or more beneficial interest. The loans, depository relationships and other transactions, however, will be made or established only in the ordinary course of business and will be on terms comparable to loans and depository relationships of similar amount and duration to other customers of MCM. No such loans, relationships or transactions will be made or established which in the opinion of MCM's management will involve more than the normal risk of collectibility or present other unfavorable features.

FMB Bank has loaned directors of FMB and MCM the following amounts as of May 31, 2006, as set forth below:

Borrower	Loan Amount/ Amount Guaranteed	Repayment Terms	Security
Donald M. Bastian	$ 332,644.61	Interest rate: 5.75% Term: 2 years Maturity: 02/15/07	Personal Guaranty
William Craigmiles	43,071.63	Interest rate: 5.25% Term: 3 years Maturity: 02/23/08	Certificate of Deposit
William Craigmiles	25,000.00	Letter of Credit (Non-Funded)[1] Termination: 02/18/09	Personal Guaranty

[1] As used in this table, "non-funded" letters of credits refer to letters of credit which have not been drawn upon.

Alvin (Spike) Ehrhardt	151,114.80	Interest rate: 5.75% Term: 20 years Maturity: 12/22/23	Personal Guaranty
Alvin (Spike) Ehrhardt	37,639.76	Interest rate: 5.75% Term: 20 years Maturity: 12/22/23	Personal Guaranty
Alvin (Spike) Ehrhardt	292,346.33	Interest rate: 5.75% Term: 126 months Maturity: 4/17/16	Deed of Trust
Charles (Chase) Hickman	83,071.45	Interest rate: 5.265% Term: 25 years Maturity: 07/23/27	Deed of Trust
Howard Hickman	8,276.46	Interest rate: 6.58% Term: 19 years Maturity: 10/15/08	Deed of Trust
John H. (Jack) Martin	7,988.03	Interest rate: 5.50% Term: 15 years Maturity: 06/01/19	Personal Guaranty
John H. (Jack) Martin	41,435.29	Interest rate: 8.25% Term: 20 years Maturity: 05/05/24	Deed of Trust
Bayard C. Plowman	75,672.94	Interest rate: 4.50% Term: 30 years Maturity: 07/12/34	Personal Guaranty
B. Stevens Plowman	1,092.44	Interest rate: 7.25% Term: 3 years Maturity: 09/15/06	Automobile
B. Stevens Plowman	166,466.84	Interest rate: 6.347% Term: 30 years Maturity: 01/15/28	Deed of Trust
B. Stevens Plowman	19,724.51	Interest rate: 8.00% Term: 20 years Maturity: 12/03/23	Deed of Trust
Paul Richards	279,497.59	Interest rate: 4.25% Term: 30 years Maturity: 08/07/31	Deed of Trust
Lee Viorel	7,873.64	Interest rate: 5.046 Term: 15 years Maturity: 04/24/09	Deed of Trust

MCM has loaned directors of FMB and MCM the following amounts as of May 31, 2006, as set forth below:

Borrower	Loan Amount	Repayment Terms	Security
Tom R. Dorsey, DVM[1]	$ 122,270.69	Interest rate: 4.75% Term: 15 years Maturity: 05/01/18	Deed of Trust
Tom R. Dorsey, DVM[1]	71,292.25	Interest rate: 4.75% Term: 15 years Maturity: 05/01/18	Deed of Trust
Bayard C. Plowman	7,441.26	Interest rate: 6.875% Term: 5 years Maturity: 02/12/08	Deed of Trust
Phillip L. Smith	21,795.95	Interest rate: 6.00% Term: 15 years Maturity: 05/01/15	Deed of Trust
Phillip L. Smith	15,166.42	Interest rate: 4.00% Term: 15 years Maturity: 08/01/12	Deed of Trust
Gordon Spilker	30,000.00	Interest rate: 6.99% Term: 15 years Maturity: 04/07/15	Deed of Trust

[1]This loan was sold to Freddie Mac at the time of origination and MCM retained servicing.

Purchase and Assumption

Upon completion of the FMB Bank Merger and the Purchase and Assumption, FMB Bank will sell its charter to Corn Belt Bank. FMB Bank has decided to sell its charter to Corn Belt Bank because upon completion of the reorganization F&M Bank and Trust Company will be able to operate under its federal savings association charter, and FMB Bank's charter therefore will not be needed by FMB to operate a depository institution. FMB will retain the $250,000 premium paid by Corn Belt Bank to defray costs for professional services incurred by FMB and MCM in the reorganization. B. Stevens Plowman is a director of FMB, MCM and Corn Belt Bancorp, Inc., the holding company for Corn Belt Bank, and B. Stevens Plowman owns 16,500 (1.1%) of the 1,500,000 outstanding shares of Corn Belt Bancorp, Inc.

DESCRIPTION OF FMB COMMON STOCK

General

The articles of incorporation of FMB currently authorize the issuance of 400,000 shares of common stock, par value $0.01 per share.

As of December 31, 2005, 60,395 shares of FMB common stock were issued and outstanding, and no shares of FMB preferred stock were available for issuance with no shares outstanding. As of December 31, 2004, there were 269 holders of FMB common stock and 422 holders of MCM common stock. Following the reorganization, it is anticipated that there will be approximately 653 holder of FMB common stock.

As a result of the MCM Merger, the rights of MCM shareholders who receive shares of FMB common stock will be governed by Missouri law and the articles of incorporation and bylaws of FMB, the texts of which are attached to this joint proxy statement/offering circular as Appendix E and Appendix F, respectively. The following summarizes the material terms of the FMB common stock and is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Missouri law and FMB's articles of incorporation and bylaws.

Description of FMB Common Stock

After the MCM Merger, FMB will be authorized to issue 800,000 shares of its common stock. All of the shares of FMB common stock issued in the MCM Merger to MCM shareholders will be validly issued, fully paid and non-assessable.

Dividend Rights. FMB shareholders will be entitled to receive the dividends or distributions that the FMB board of directors may declare out of funds legally available for these payments. Under Missouri law, FMB generally may not authorize and make distributions if after giving effect to the distribution it would be unable to meet its debts as they become due in the usual course of business or if its total assets would be less than the sum of its total liabilities plus the amount that would be needed if it were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to the rights of those receiving the distribution.

As a federal savings and loan association holding company, the ability of FMB to pay distributions will be affected by the ability of MCM to pay dividends. The ability of FMB, as well as MCM to pay dividends in the future currently is, and could be further, influenced by regulatory requirements and capital guidelines.

Voting Rights. The holders of FMB common stock will be entitled to one vote per share, and in general a majority of votes cast with respect to a matter will be sufficient to authorize action by shareholders.

Liquidation Rights. In the event of liquidation, holders of FMB common stock would be entitled to receive proportionately any assets legally available for distribution to shareholders with respect to shares held by them.

Preemptive Rights. The holders of FMB common stock will not be entitled to preemptive rights.

Conversion Rights. The holders of FMB common stock will not be entitled to conversion rights.

Redemption Provisions. FMB common stock will not be redeemed without the consent of the holder of such FMB common stock.

Sinking Fund Provisions. The holders of FMB common stock will not be subject to sinking fund provisions.

Liability to Further Calls. The holders of FMB common stock will not be subject to liability to further calls or to assessment by FMB.

Restrictions on Ownership. There are no restrictions on ownership other than those imposed by law or regulation. The Change in Bank Control Act requires any person, other than a bank holding company, to obtain approval of the FRB prior to acquiring 10% or more of the common stock of the merged company. Any holder of 25% or more of the common stock of the merged company, or a holder of 5% or more of such common stock if such holder otherwise exercises a controlling influence over the merged company, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Transferability of Common Stock. The shares of FMB common stock to be issued to MCM shareholders in the MCM Merger have been qualified under the Securities Act of 1933. They may be traded freely without restriction. The shares of FMB common stock issued to MCM's affiliates will be restricted in their transferability in accordance with the rules and regulations promulgated by the SEC. These "affiliates" include certain directors, executive officers and holders of 5% or more of the outstanding shares, of MCM who are deemed to be "affiliates" of FMB under the federal securities laws.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of FMB shareholders are governed by The General and Business Corporation Law of Missouri and by FMB's articles of incorporation and bylaws. The rights of MCM shareholders are governed by OTS regulations and by MCM's federal stock charter and bylaws.

Authorized Capital Stock

A corporation may only issue the number of shares of its capital stock that it is authorized to issue.

FMB

Upon completion of the reorganization, FMB's articles of incorporation will provide that FMB may issue up to 800,000 shares of common stock and 100,000 shares of preferred stock.

MCM

MCM's federal stock charter provides that MCM may issue up to 8,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Size of Board of Directors

A corporation may have any number of directors.

FMB

FMB's articles of incorporation provide that FMB's board of directors will consist of not less than 5 and not more than 15 directors. The exact number of directors is set forth in FMB's bylaws. Currently, FMB has 9 directors. Following the reorganization, FMB will have 15 directors.

MCM

MCM's federal stock charter provides that MCM's board of directors will consist of not less than 7 and not more than 15 directors, unless a greater number is approved by the OTS. The exact number of directors is set forth in MCM's bylaws. Currently, MCM has 8 directors.

Cumulative Voting for Directors

Unlike straight voting, where a shareholder casts all of his or her votes for or against a nominee for director, cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all of their votes for one nominee or distribute them among two or more nominees. The result is that holders of less than a majority of the outstanding shares of voting stock may have the ability to elect one or more members of the board. Where cumulative voting is not permitted, the holders of a majority of outstanding shares of voting stock of a corporation elect the entire board of directors of the corporation. This prevents the election of any directors by the holders of less than a majority of the votes. Missouri law requires cumulative voting unless the corporation's articles of incorporation or bylaws provide otherwise.

FMB	*MCM*
FMB's shareholders do not have a right to cumulative voting in the election of directors.	MCM's shareholders have a right to cumulative voting in the election of directors.

Classes of Directors

A corporation may divide its directors into classes so that each director stands for election once every two or three years.

FMB	*MCM*
FMB's articles of incorporation and bylaws provide that FMB's board of directors is divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term.	MCM's federal stock charter and bylaws contain provisions substantially identical to FMB's articles of incorporation and bylaws.

Qualifications of Directors

A corporation may have certain qualifications that an individual must meet before he or she can serve as a director.

FMB	*MCM*
FMB's bylaws do not describe any qualifications for directors (including any stock ownership requirement).	MCM's bylaws require that a director shall at all times be the beneficial owner of at least 100 shares of capital stock of MCM.

Filling Vacancies on the Board

Sometimes, a director does not serve the director's entire term as a director.

FMB	*MCM*
In the event of a vacancy, a majority of the remaining directors are to fill the vacancy with a new director. That new director will serve until a successor is elected at the next annual meeting of the shareholders.	In the event of a vacancy, a majority of the remaining directors are to fill the vacancy with a new director. That new director will serve until a successor is elected at the next election of directors by shareholders.

Removal of Directors

Under some circumstances, a director of a corporation may be removed from office prior to the expiration of his or her term.

FMB	*MCM*
FMB's bylaws provide that a director may be removed only for cause and only upon the affirmative vote of at least two-thirds of the shares entitled generally to vote in the election of directors.	MCM's bylaws provide that any director may be removed for cause upon the affirmative vote of at least a majority of the shares entitled to vote in the election of directors except, that if less than the entire board is to be removed, no director may be removed if the votes cast against the director's removal would be sufficient to elect the director if then cumulatively voted at an election of the class of directors of which such director is a part.

Anti-Takeover Provisions—Business Combinations

Missouri law contains business combination statutes that protect domestic corporations from hostile takeovers, and from actions following such a takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

FMB	*MCM*
FMB's articles and bylaws do not discuss business combinations, and, therefore the general law of Missouri applies.	The OTS has not promulgated any regulations which restrict or limit the amount or percentage ownership of a federally chartered capital stock savings bank which may be acquired by an individual or entity in connection with an acquisition. In addition, neither MCM's charter nor bylaws contain such restrictions or limitations.

Shareholder Action Without a Meeting

Under some circumstances, shareholders may act by written consent rather than by holding a shareholders' meeting.

FMB	*MCM*
Under FMB's bylaws, written action of shareholders in lieu of a meeting is permitted only if the consent is signed by all of the shareholders entitled to vote with respect to the subject matter.	MCM's bylaws contain provisions substantially identical to FMB's bylaws.

Calling Special Meetings of Shareholders

Only certain individuals have the authority to call special shareholders' meetings.

FMB	*MCM*
FMB's bylaws provide that special meetings of shareholders may be called by the chairman of the board, the president of FMB, upon the affirmative vote of a majority of FMB's directors, or by the holders of not less than two-thirds of FMB's outstanding shares.	MCM's bylaws provide that special meetings of the shareholders may be called by the chairman of the board, the president of MCM, or a majority of MCM's directors and shall be called upon the written request of holders of not less than 10% of all of the outstanding shares of MCM common stock entitled to vote at the meeting.

Notice of Meetings

Shareholders must receive notice of a shareholders' meeting.

FMB	*MCM*
FMB's bylaws require that written notice of any meeting be delivered to each shareholder, not less than ten nor more than 50 days before such meeting.	MCM's bylaws contain provisions substantially identical to FMB's bylaws.

Amendments to Articles of Incorporation or Charter

Under some circumstances, a corporation or federal stock savings bank may amend its articles of incorporation or charter.

FMB	*MCM*
FMB's articles do not discuss how FMB's articles may be amended. Missouri law, which is applicable to FMB, requires that shareholders approve a proposed amendment to the articles of incorporation by a vote of the holders of a	MCM's federal stock charter permits amendments of the charter to be made if such amendments first are proposed by the MCM board of directors, then preliminarily approved by the OTS, and then approved by a vote of the

FMB	*MCM*
majority of the outstanding shares entitled to vote.	holders of a majority of the total votes eligible to be cast. Any such amendment is effective only upon filing with the OTS or otherwise in accordance with the OTS' preliminary approval.

Amendment of Bylaws

Under some circumstances, a corporation or federal stock savings bank may amend its bylaws.

FMB	*MCM*
FMB's articles of incorporation provide that the directors may repeal, amend and alter FMB's bylaws, except that the paramount power to repeal, amend or alter FMB's bylaws or adopt new bylaws is vested in the FMB shareholders and may be exercised by a vote of a majority of the shares entitled to vote thereon at any annual or special meeting, unless a greater vote is otherwise required.	MCM's bylaws provide that the bylaws may be amended in a manner consistent with OTS regulations by (a) a two-thirds vote of the full MCM board of directors or (b) an affirmative vote of a majority of the votes eligible to be cast by MCM shareholders at any legal meeting.

Liability of Directors; Indemnification

FMB	*MCM*
Sections 351.355(1) and (2) of the Missouri Corporate Law provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not	OTS regulations provide that a federal savings association is required to indemnify its directors, officers and employees for any amount for which such individual becomes liable under a judgment, if the judgment is rendered on the merits and in favor of the director, officer or employee. In such a case, indemnification must include all reasonable costs and expenses, including attorneys' fees, actually paid or incurred in the course of defending such individual. In the case of a settlement, a final judgment against the officer, director or employee, or a final judgment in their favor other than on the merits, the federal savings association must indemnify the director, officer or employee if a majority of the disinterested directors of the federal savings association determine that the director, officer or employee was acting in good faith and within the scope of his or her duties, and for a purpose he or she could have reasonably believed under the circumstances was in the best interests of the

indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355 of the Missouri Corporate Law further provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he or she shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355 also provides that a Missouri corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2) thereof, provided that such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

FMB's articles provide that FMB will indemnify its directors and officers to the full extent specified in Section 351.355 and, in addition, will indemnify each of them against all expenses incurred in connection with any claim by reason of service for or at the request of FMB in any of the capacities referred to in Section 351.355 or arising out of his or her status in any such capacity, provided that he or she may not be indemnified against conduct finally adjudged to have been knowingly fraudulent, deliberately dishonest or to constitute willful misconduct, or to the extent that such indemnification is otherwise finally adjudged to be prohibited by applicable law.

federal savings association or its members.

Prior to indemnifying a director, officer or employee, the federal savings association is required to provide notice of such election to the OTS at least 60 days in advance. Such notice must state the facts upon which the action arose, the material terms of any settlement, and any resulting disposition by the court. Indemnification will not be allowed in the event that the OTS notifies the federal savings association, within the sixty day period, of its objection thereto.

Neither MCM's federal stock charter nor MCM's bylaws discuss the indemnification of officers and directors.

FMB	*MCM*
A Missouri corporation also has the power to purchase and maintain insurance on behalf of any person against any liability asserted against such a person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the Missouri Corporate Law. FMB's bylaws permit FMB to supplement any of its authorized indemnifications by purchasing insurance and by indemnifying certain persons acting on FMB's behalf in certain circumstances.	

Limitation on Directors' Liability

FMB	*MCM*
The Missouri Corporate Law provides that a Missouri corporation may include any provision in its articles of incorporation that is not inconsistent with the law, and does not specifically prohibit a provision limiting the liability of directors in the articles of incorporation or bylaws of a Missouri corporation, except that no such provision may limit or eliminate a director's liability for certain matters, including for a breach of a director's duty of loyalty. Other than with respect to the indemnification of directors, FMB's articles and bylaws do not contain a provision regarding the liability of directors.	OTS regulations provide that a federal savings association is permitted to obtain insurance to protect its directors, officers and employees for losses resulting from claims arising out of actions taken in their capacity as directors, officers and employees. No such insurance may be obtained by a savings association which provides coverage for willful or criminal conduct. Other than with respect to the indemnification of directors, MCM's articles and bylaws do not contain a provision regarding the liability of directors.

LEGAL MATTERS

FMB and MCM are from time to time a party to various legal actions arising in the ordinary course of business.

FMB

FMB Bank and certain other defendants currently are defending an action in the Circuit Court of St. Louis County, Missouri brought by beneficiaries of the James Plowman Revocable Living Trust and by Enterprise Trust, as successor trustee of that trust. This action was filed on January 26, 2006. (A similar action was filed against FMB Bank in the Circuit Court of Marion County, Missouri in October 2004 and was dismissed without prejudice in December 2005.) The plaintiffs seek damages in excess of $1,000,000 and other relief arising from alleged actions taken while FMB Bank served as trustee of that trust and as Conservator and attorney-in-fact. FMB Bank served as Conservator and attorney-in-fact for James Plowman near the end of his life, as co-trustee for James

Plowman's trust during a period of time, and as Personal Representative of the James Plowman Estate upon James Plowman's death. FMB Bank agreed voluntarily to resign as trustee of the James Plowman Revocable Living Trust upon the condition that such resignation be stipulated not to constitute any admission of FMB Bank. This matter has been sent to FMB Bank's insurance carrier, which has undertaken the defense of this matter. FMB Bank intends to defend this matter vigorously and denies any wrongdoing.

MCM

There is no proceeding currently pending or threatened against MCM which would have a material adverse impact on its business or financial condition following completion of the reorganization.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/offering circular contains certain forward-looking statements, including or related to FMB's future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business and regulatory decisions, all of which are difficult or impossible to predict accurately and many of which are beyond FMB's control. When used in this joint proxy statement/offering circular, the words "estimate," "project," "intend," "believe," "expect" and similar expressions identify forward-looking statements. These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Although FMB believes that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and FMB may not realize the results contemplated by the forward-looking statement.

In light of the significant uncertainties inherent in the forward-looking information included in this joint proxy statement/offering circular, shareholders should not regard the inclusion of this information as a representation that FMB will achieve any strategy, objectives or other plans.

INDEX TO UNAUDITED FMB FINANCIAL STATEMENTS

Farmers and Merchants Bancorp, Inc. and Subsidiaries
Hannibal, Missouri
Consolidated Balance Sheets
December 31, 2005 and 2004
(UNAUDITED)

	In Thousands (000's omitted)			
	December 31, 2005		December 31, 2004	
Assets				
Cash and due from banks	$	3,134	$	2,801
Federal funds sold		2,437		1,274
Total cash and cash equivalents	$	5,571	$	4,075
Investment securities:				
Held-to-maturity		6,936		7,253
Available-for-sale		6,394		5,647
Stock in FHLB and Midwest Independent Bank, at cost		633		475
Loans, less allowance for loan losses:				
Real estate loans		50,430		49,732
Commercial loans		12,685		12,782
Consumer loans		4,636		4,225
Allowance for loan losses		(817)		(808)
Premises and equipment, net		1,401		1,667
Other real estate		-		102
Deferred taxes		296		254
Accrued interest receivable		423		368
Prepaid expenses		38		46
Cash surrender value - life insurance		22		19
Other assets		960		342
Total Assets	$	89,608	$	86,179
Liabilities and Stockholders' Equity				
Deposits:				
Non-interest bearing deposits	$	11,142	$	10,298
Interest bearing deposits		60,871		59,913
Other borrowed money		8,082		6,602
Accrued interest payable		210		136
Other liabilities		55		49
Total Liabilities	$	80,360	$	76,998
Stockholders' Equity				
Preferred stock, $0.01 par value; authorized 100,000 shares; issued 0 shares		--		--
Common stock, $0.01 par value; authorized 400,000 shares; issued 64,000 shares	$	1	$	1
Surplus		8,599		8,599
Retained earnings		1,239		1,028
Treasury stock, at cost, 3,605 shares and 3,100 shares, respectively		(515)		(434)
Accumulated other comprehensive income		(76)		(13)
Total Stockholders' Equity	$	9,248	$	9,181
Total Liabilities and Stockholders' Equity	$	89,608	$	86,179

See accompanying notes to consolidated financial statements.

Farmers and Merchants Bancorp, Inc. and Subsidiaries
Hannibal, Missouri
Consolidated Statements of Income
For the Years Ended December 31, 2005 and 2004
(UNAUDITED)

	In Thousands (000's omitted) Year Ended December 31, 2005	Year Ended December 31, 2004
Interest Income		
Interest and fees on loans	$ 3,963	$ 3,494
Interest and dividends on investment securities	435	442
Other interest income	55	11
	$ 4,453	$ 3,947
Interest Expense		
Interest on deposits	$ 1,137	$ 817
Interest on borrowings	283	142
Total interest expense	$ 1,420	$ 959
Net Interest income	$ 3,033	$ 2,988
Provision for loan losses	$ 25	$ 123
Net interest income after provision for loan losses	$ 3,008	$ 2,865
Noninterest Income		
Fiduciary activity fees	$ 131	$ 118
Service charges on deposit accounts	278	299
Fees and commission on brokerage activities	130	127
Income and fees from printing and sale of checks	28	31
Earnings/increase in CSV of life insurance	2	2
Income and fees from ATMs	9	9
Rent and other income from other real estate owned	2	13
Safe deposit box rent	13	13
Lease income	239	261
MC/Visa fee income	58	82
Gain on available-for-sale securities	-	83
Gain on sale of loans	42	28
Gain on sale of equipment	108	29
Gain (loss) on sale of other real estate	4	(41)
Other	153	130
	$ 1,197	$ 1,184
Noninterest Expense		
Salaries and employee benefits	$ 1,873	$ 1,824
Occupancy expenses	597	609
Data processing expenses	319	296
Advertising and marketing expenses	41	63
Directors' fees	74	66
Printing, stationery, and supplies	59	70
Postage	61	60
Legal fees and expenses	86	67
FDIC deposit insurance assessments	9	9
MC/Visa expense	87	94
Correspondent S/C expense	79	71
Customer A/R financing expense	78	50
Other operating expenses	351	350
	$ 3,714	$ 3,629
Income before provision for income taxes	$ 491	$ 420
Provision for income taxes	147	150
Net Income	$ 344	$ 270
Basic and Diluted income per share	$ 5.70	$ 4.45

See accompanying notes to consolidated financial statements.

Farmers and Merchants Bancorp, Inc. and Subsidiaries
Hannibal, Missouri
Statements of Comprehensive Income
For the Years Ended December 31, 2005 and 2004
(UNAUDITED)

	In Thousands (000's omitted)	
	Year Ended December 31, 2005	**Year Ended December 31, 2004**
Net Income	$ 344	$ 270
Other comprehensive income:		
Reclassification adjustment for gains included in income, net of taxes of $ - 0 - and $32, respectively.	$ -	$ (51)
Unrealized gain (loss) on securities available for sale arising during the period, net of taxes of $39 and $12 respectively.	(63)	(19)
Other comprehensive income (loss), net of federal income tax	$ (63)	$ (70)
Total comprehensive income (loss)	$ 281	$ 200

See accompanying notes to consolidated financial statements.

Farmers and Merchants Bancorp, Inc. and Subsidiaries
Hannibal, Missouri
Statements of Changes in Stockholders' Equity
December 31, 2005 and 2004
(UNAUDITED)

In Thousands (000's omitted)

	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2003	$ 1	$ 8,599	$ 887	$ (332)	$ 57	$ 9,212
Net income	-	-	270	-	-	270
Purchase of treasury stock	-	-	-	(102)	-	(102)
Dividends paid, $2.10 per share	-	-	(129)	-	-	(129)
Change in unrealized gain (loss) on securities available for sale, net of deferred tax	-	-	-	-	(70)	(70)
Balance, December 31, 2004	$ 1	$ 8,599	$ 1,028	$ (434)	$ (13)	$ 9,181
Net income	-	-	344	-	-	344
Purchase of treasury stock	-	-	-	(81)	-	(81)
Dividends paid, $2.20 per share	-	-	(133)	-	-	(133)
Change in unrealized gain (loss) on securities available for sale, net of deferred tax	-	-	-	-	(63)	(63)
Balance, December 31, 2005	$ 1	$ 8,599	$ 1,239	$ (515)	$ (76)	$ 9,248

See accompanying notes to consolidated financial statements.

Farmers and Merchants Bancorp, Inc. and Subsidiaries
Hannibal, Missouri
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004
(UNAUDITED)

	In Thousands (000's omitted) Year Ended December 31, 2005	Year Ended December 31, 2004
Cash Flows From Operating Activities:		
Net income	$ 344	$ 270
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	354	376
Gain on sale of equipment	(97)	-
Provision for loan losses	25	123
Provision for deferred taxes	(4)	(27)
(Gain) loss on sale of investment securities - AFS	-	(83)
Net amortization of premiums and discounts - HTM	3	32
Net amortization of premiums and discounts - AFS	(1)	22
(Increase) decrease in accrued interest receivable	(55)	10
(Increase) decrease in prepaid expenses	8	(19)
(Increase) decrease in cash surrender value	(3)	(1)
(Increase) decrease in other assets	(775)	39
Increase (decrease) in accrued interest payable	74	(6)
Increase (decrease) in other liabilities	6	5
Net Cash Provided (Used) by Operating Activities	$ (121)	$ 741
Cash Flows From Investing Activities:		
Proceeds from AFS investment securities	$ 1,500	$ 6,471
Purchases of AFS investment securities	(2,345)	(2,450)
Proceeds from HTM investment securities	3,827	2,000
Purchases of HTM investment securities	(3,513)	(3,394)
Net (increase) decrease in loans	(1,028)	(7,766)
Proceeds from sale of premises and equipment	112	-
Purchase of premises and equipment	(106)	(94)
(Increase) decrease in other real estate	102	354
Net Cash Provided (Used) by Investing Activities	$ (1,451)	$ (4,879)
Cash Flows From Financing Activities:		
Net increase (decrease) in deposits	$ 1,802	$ 3,903
Proceeds from other borrowed money	16,740	7,618
Payments on other borrowed money	(15,260)	(5,370)
Dividends paid	(133)	(129)
Purchase of treasury stock	(81)	(102)
Net Cash Provided (Used) by Financing Activities	$ 3,068	$ 5,920
Net Increase (Decrease) in Cash and Cash Equivalents	$ 1,496	$ 1,782
Cash and Cash Equivalents at Beginning of Year	4,075	2,293
Cash and Cash Equivalents at End of Year	$ 5,571	$ 4,075

See accompanying notes to consolidated financial statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Farmers & Merchants Bancorp, Inc. (the "Company") was organized October 2, 1998 for the purpose of serving as a holding company for Farmers & Merchants Bank and Trust Company ("Bank"). The Company does not engage in any significant business other than serving as holding company for the Bank. The Bank is primarily engaged in providing general banking services in the form of consumer and business deposit accounts and loans. The Bank has three offices located in Hannibal, Missouri and loan production facilities in O'Fallon, Missouri and Quincy, Illinois. The Bank is subject to competition from other financial institutions. The Bank also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of Farmers & Merchants Bank and Trust Company and its two wholly-owned subsidiaries, F&M Financial Services Company which is engaged in brokerage services and Hannibal Finance Company which is engaged in real estate management services. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held-for-sale, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. For the purpose of reporting cash flows, cash equivalents consisted of cash and due from banks, interest-bearing deposits with other banks and federal funds sold.

Investment Securities

Held-to-maturity securities, which include any security for which the Bank has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts using the interest method. All other securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net income and reported as a separate component of stockholders' equity. The Company does not purchase trading account securities. Amortization of premiums and accretion of discounts on all securities are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses).

Gains and losses on sales of securities are determined on the specific-identification method.

Stock in the Federal Home Loan of Des Moines ("FHLB") is recorded at cost, which represents redemption value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Fee Income

Loan origination fees, net of direct origination costs, are recognized as income using the interest method over the term of the loans. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowances when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance when received.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. A loan is considered delinquent when a payment has not been made by the contractual due date.

Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for all loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets of three to forty years. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Foreclosed Assets Held-for-Sale

Assets acquired through, or in lieu of, foreclosure are held-for-sale and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in noninterest income or noninterest expense.

Interest Receivable

Interest on securities and loans is accrued as earned. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

When a loan is classified as non-accrual, accrued interest is reversed against current income. Subsequent collection of interest on non-accrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on non-accrual loans when there is no longer any reasonable doubt as to the timely collection of interest.

Income Taxes

The Bank and its subsidiaries file consolidated Federal and state income tax returns. Income tax expense or benefit is allocated to each subsidiary on the basis of its taxable income or loss. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities which will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect income. Income tax expense is the tax payable or refundable for the period plus or minus the net change in deferred tax assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Income Per Share

Income per share is based on the weighted-average shares outstanding, which were 60,399 and 60,654 shares for the years ended December 31, 2005 and 2004, respectively.

Note 2: Investment Securities

The amortized cost and approximate fair values are as follows:

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available for sale - debt securities:				
U.S. Agency obligations	$ 6,446	-	(121)	6,325
Available for sale - equity securities	33	36	-	69
	$ 6,479	36	(121)	6,394
Held to maturity - debt securities:				
U.S. Treasury notes	$ 3,011	9	-	3,020
U.S. Agency obligations	3,495	-	(4)	3,491
State and municipal obligations	430	-	(11)	419
	$ 6,936	9	(15)	6,930

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Available for sale - debt securities:				
U.S. Agency obligations	$ 5,600	8	(30)	5,578
Available for sale - equity securities	33	36	-	69
	$ 5,633	44	(30)	5,647
Held to maturity - debt securities:				
U.S. Treasury notes	$ 3,026	93	(5)	3,114
U.S. Agency obligations	3,752	4	(1)	3,755
State and municipal obligations	475	-	(2)	473
	$ 7,253	97	(8)	7,342

Non-taxable interest income on investment securities for the years ended December 31, 2005 and 2004 amounted to $15 and $2, respectively.

The amortized cost and fair value of available for sale and held to maturity debt securities at December 31, 2005, by final maturity, are shown below. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Available for Sale		Held to Maturity	
		Amortized Cost	Market Value	Amortized Cost	Market Value
Due within one year	$	1,500	1,479	6,506	6,511
Due after one through five years		4,946	4,846	430	419
	$	6,446	6,325	6,936	6,930

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, amounted to $11,451 at December 31, 2005. The fair value of pledged securities amounted to $11,348 at December 31, 2005.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005, was $10,235. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other than-temporary impairment is identified.

The following table shows gross unrealized losses and market value of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005.

		Less than 12 Months		12 Months or Longer		Total	Total
		Market Value	Unrealized Losses	Market Value	Unrealized Loss	Market Value	Unrealized Loss
U.S. Agency obligations	$	-	-	9,816	(125)	9,816	(125)
Municipal bonds		-	-	419	(11)	419	(11)
	$	-	-	10,235	(136)	10,235	(136)

Note 3: Loans and Allowance for Loan Losses

Categories of loans at December 31, 2005 and 2004 include:

	2005	2004
Loans secured by real estate:		
Residential:		
One-to-four family	$ 23,767	22,050
Multifamily	35	208
Construction	763	890
Commercial	24,542	25,306
Agricultural	1,323	1,278
Subtotal	50,430	49,732
Other loans:		
Agricultural production and other farm	342	485
Political subdivisions	1,021	332
Leases	935	544
Commercial non-real estate	11,322	11,965
Consumer and other	3,701	3,681
Subtotal	17,321	17,007
Total loans	67,751	66,739
Allowance for loan losses	(817)	(808)
Net loans	$ 66,934	65,931

Impaired and non-accruing loans totaled $2,309 and $759 at December 31, 2005 and 2004, respectively. An allowance for loan losses of impaired loans at December 31, 2005 and 2004 amounted to $469 and $312, respectively. An allowance for loan losses was established for all impaired loans at December 31, 2005 and 2004. During the years December 31, 2005 and 2004, gross interest income of $158 and $64, respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. Interest on such loans included in income during the periods amounted to $92 and $15, respectively.

Non-taxable income on loans amounted to $54 and $15 for the years ended December 31, 2005 and 2004. Loans serviced for others amounted to $6,085 and $5,664 at December 31, 2005 and 2004, respectively.

Activity in the allowance for loan losses was as follows:

		2005	2004
Balance, beginning of year	$	808	719
Provision charged to expense		25	123
Losses charged off, net of recoveries of $10 for 2005 and $3 for 2004		(16)	(34)
Balance, end of year	$	817	808

Note 4: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

		2005	2004
Land	$	342	342
Office buildings and improvements		1,425	1,421
Leased equipment		1,117	1,117
Furniture and equipment		1,654	1,685
		4,538	4,565
Less accumulated depreciation		3,137	2,898
Net premises and equipment	$	1,401	1,667

Note 5: Interest-Bearing Deposits

At December 31, 2005, interest-bearing deposits in denominations of $100 or more were $3,286. At December 31, 2005, the scheduled maturities of time deposits are as follows:

2006	$	23,137
2007		5,438
2008		1,525
2009		1,959
2010		271
Thereafter		18
	$	32,348

Note 6: Other Borrowed Money

The Bank has advances aggregating $8,082 and $6,602 from the Federal Home Loan Bank Des Moines (FHLB) at December 31, 2005 and 2004, respectively. The advances are secured by a blanket assignment of 1-4 family home mortgage loans held by the Bank.

At December 31, 2005, the advances have an average interest rate of 3.98% and scheduled maturities are as follows:

2006	$	2,850
2007		2,825
2008		1,700
2009		225
2010		-
2011 thereafter		482
	$	8,082

Note 7: Income Taxes

The provision for income taxes includes these components:

		2005	2004
Taxes currently payable	$	151	177
Deferred income taxes		(4)	(27)
Income tax expense	$	147	150

A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense is shown below:

		2005	2004
Computed at statutory rate of 34%	$	167	143
Increases (decreases) resulting from			
Tax exempt interest		(8)	(5)
Other, net		(12)	12
Actual tax expense	$	147	150

The tax effects of temporary differences related to deferred taxes at December 31, 2005 and 2004 were:

		2005	2004
Deferred tax assets:			
Allowance for losses on loans	$	256	252
Net unrealized loss on AFS Securities		47	9
Total deferred tax assets		303	261
Deferred tax liability:			
Federal Home Loan Bank stock dividend		(7)	(7)
Total deferred tax liability		(7)	(7)
Net deferred tax asset	$	296	254

The Bank is permitted to make additions to the tax bad debt reserve using the experience method.

Note 8: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's capital amounts and ratios are also presented in the table.

	Actual			Minimum Required for Capital Adequacy			to be "Well Capitalized"	
	Amount	Ratio		Amount	Ratio		Amount	Ratio
				(Dollars in Thousands)				
As of December 31, 2005								
Total Capital (to Risk-weighted Assets) (1)	$ 10,141	15.85%	$	5,120	8.0%	$	6,401	10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 9,324	14.57%	$	2,560	4.0%	$	3,840	6.0%
Tier 1 Capital (to Average Assets)	$ 9,324	10.80%	$	3,463	4.0%	$	4,328	5.0%
Tangible Capital (to Tangible Assets)	$ 9,324	10.80%	$	1,298	1.5%	$	N/A	N/A
As of December 31, 2004								
Total Capital (to Risk-weighted Assets) (1)	$ 10,002	16.22%	$	4,934	8.0%	$	6,168	10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 9,194	14.91%	$	2,467	4.0%	$	3,700	6.0%
Tier 1 Capital (to Average Assets)	$ 9,194	10.98%	$	3,349	4.0%	$	4,187	5.0%
Tangible Capital (to Tangible Assets)	$ 9,194	10.98%	$	1,256	1.5%	$	N/A	N/A

(1) Includes general allowance for loan losses of $817 and $808 at December 31, 2005 and 2004, respectively.

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. The Bank may not pay a cash dividend if the Bank's capital would be reduced below the amount of the minimum capital requirements. Additional restrictions may be imposed by regulatory authorities.

Note 9: Related Party Transactions

Loans to directors, executive officers and associates of such persons at December 31, 2005 and 2004 amounted to $2,380 and $2,191, respectively. In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Note 10: Retirement Plan

The Bank sponsors a profit sharing plan covering substantially all employees meeting certain age and length of service requirements. The Bank's contributions to the Plan are determined annually by the Board of Directors. Contributions charged to expense for 2005 and 2004 were $50 and $48, respectively. Administration costs paid by the Bank for 2005 and 2004 were $3 and $4, respectively.

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

Note 12: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2005 the Bank had outstanding fixed- and variable-rate commitments to originate loans amounting to $213 and $2,708, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. In addition, unfunded variable rate lines of credit and unfunded constructions loans commitments at December 31, 2005 amounted to $5,274 and $2,340, respectively.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid. The Bank had outstanding no letters of credit at December 31, 2005 and 2004.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on balance sheet instruments.

At December 31, 2005, the Bank had granted unused lines of credit to borrowers aggregating approximately $3,158 and $3,918 for commercial lines and open-end consumer lines, respectively.

Note 15: Plan of Merger

On May 25, 2005, the Board of Directors of MCM Savings Bank, F.S.B. (the "Bank") and Farmers and Merchants Bancorp, Inc. (the "Company") entered into an Agreement and Plan of Reorganization (the "Agreement"), which provides for a merger of equals transaction. The Agreement contemplates that, following the merger of a to-be-formed wholly-owned subsidiary of the Company with and into the Bank; the Company's subsidiary, F & M Bank & Trust Company ("F & M bank) will merge with and into Corn Belt Bank ("Corn Belt") and thereafter the Bank will purchase from Corn Belt all assets of F & M Bank and assume all liabilities of F & M Bank. As a result of the reorganization, the Company will be a thrift holding company with the Bank as its sole subsidiary. The Bank will change its name to F & M Bank and Trust Company following completion of the reorganization. In the reorganization, each outstanding share of the Bank's common stock will be converted into the right to receive 1.1 shares of the Company's common stock. As a part of the Reorganization, the Company will conduct a six-for-one stock split and the Bank will declare and pay a cash dividend. The Reorganization is subject to approval by regulatory authorities and stockholders of the Bank and the Company. Reorganization costs included in other assets at December 31, 2005 amounted to $290.

INDEX TO UNAUDITED MCM FINANCIAL STATEMENTS

MCM Savings Bank, F.S.B. and Subsidiary

Consolidated Balance Sheets

Assets	December 31, 2005	September 30, 2005	September 30, 2004
Cash and due from banks	$ 936,430	1,060,232	836,806
Interest-bearing deposits and Federal funds sold	1,304,037	430,018	463,952
Cash and cash equivalents	2,240,467	1,490,250	1,300,758
Certificates of deposit	-	-	596,000
Held to maturity securities, at amortized cost (market value of $11,934,708, $13,049,444, and $8,504,464, respectively)	12,176,606	13,180,380	8,468,634
Mortgage-backed securities held to maturity, at amortized cost (market value of $16,410,470, $17,940,263, and $23,966,679, respectively)	17,019,426	18,339,059	24,066,050
Stock in FHLB and Midwest Independent Bank, at cost	971,155	887,755	736,255
Loans receivable, net of allowance for loan losses of $256,894, $270,237, and $264,313 respectively	43,748,733	38,763,937	37,416,506
Loans held for sale, at market value	-	56,700	-
Foreclosed real estate held for sale, net	72,000	-	252,782
Premises and equipment, net	1,567,481	1,596,291	1,780,776
Accrued interest receivable	433,620	431,891	414,793
Bank owned life insurance	482,247	475,451	-
Mortgage servicing rights	373,463	375,229	367,543
Prepaid expenses and other assets	194,725	186,809	168,470
Total assets	$ 79,279,923	75,783,752	75,568,567
Liabilities and Stockholders' Equity			
Liabilities:			
Noninterest-bearing deposits	$ 2,027,848	1,889,928	1,626,579
Interest-bearing deposits	12,253,106	12,561,868	14,018,641
Time deposits	40,433,783	40,357,027	40,979,230
Total deposits	54,714,737	54,808,823	56,624,450
Federal Home Loan Bank advances	18,130,000	14,500,000	12,510,872
Advances from borrowers for taxes and insurance	355,959	625,838	664,595
Accrued interest and other liabilities	907,606	597,738	646,523
Income taxes payable	44,456	115,246	111,726
Total liabilities	74,152,758	70,647,645	70,558,166
Commitments and contingencies			
Stockholders' Equity:			
Common stock, $1 par value; authorized 8,000,000 shares; issued and outstanding 183,868 shares	183,868	183,868	183,868
Additional paid-in capital	1,264,036	1,264,036	1,264,036
Retained earnings	3,679,261	3,688,203	3,562,497
Total stockholders' equity	5,127,165	5,136,107	5,010,401
Total liabilities and stockholders' equity	$ 79,279,923	75,783,752	75,568,567

See accompanying notes to consolidated financial statements.

MCM Savings Bank, F.S.B. and Subsidiary

Consolidated Statements of Operations

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Years Ended September 30, 2005	Years Ended September 30, 2004
Interest income:				
Loans	$ 663,979	578,842	2,262,438	2,231,903
Mortgage-backed securities	174,972	216,323	834,699	984,260
Securities	131,173	100,127	492,270	323,512
Other	1,674	5,171	14,334	21,055
Total interest income	971,798	900,463	3,603,741	3,560,730
Interest expense:				
Deposits	386,150	319,126	1,329,945	1,218,019
Advances from FHLB	147,514	118,708	445,375	471,398
Total interest expense	533,664	437,834	1,775,320	1,689,417
Net interest income	438,134	462,629	1,828,421	1,871,313
Provision for loan losses	10,000	15,000	45,000	55,000
Net interest income after provision for loan losses	428,134	447,629	1,783,421	1,816,313
Noninterest income:				
Loan service fees and other charges, net	22,226	45,575	135,464	113,359
Deposit account and other charges	59,261	56,972	233,212	263,071
Gain on sale of MBS held to maturity	-	-	4,015	-
Gain on sale of loans	34,782	14,727	106,914	194,423
Gain on sale of branch	-	383,501	383,501	-
Insurance claim	-	-	80,000	-
Change in cash surrender value of BOLI	6,796	-	(24,549)	-
Other	3,867	14,702	84,861	69,647
Total noninterest income	126,932	515,477	1,003,418	640,500
Noninterest expense:				
Salaries and employee benefits	277,656	275,901	1,112,593	1,128,054
Occupancy expense	64,362	74,044	305,965	340,945
Advertising	14,845	16,763	70,612	72,903
Data processing	69,193	75,337	289,272	302,928
Deposit insurance premiums	5,887	6,443	24,878	24,500
Cost of operations of foreclosed real estate	3,250	99,131	154,350	13,572
Professional fees	18,664	27,781	98,444	110,742
Merger expenses	55,593	-	251,202	-
Other	48,258	52,208	214,615	234,526
Total noninterest expense	557,708	627,608	2,521,931	2,228,170
Income (loss) before income taxes	(2,642)	335,498	264,908	228,643
Income taxes	6,300	111,751	139,202	71,558
Net income (loss)	$ (8,942)	223,747	125,706	157,085
Basis and diluted earnings (loss) per share	$ (0.05)	1.22	0.68	0.85

See accompanying notes to consolidated financial statements.

MCM Savings Bank, F.S.B. and Subsidiary

Consolidated Statements of Stockholders' Equity

		Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at September 30, 2003	$	183,868	1,264,036	3,405,412	4,853,316
Net income		-	-	157,085	157,085
Balance at September 30, 2004		183,868	1,264,036	3,562,497	5,010,401
Net income		-	-	125,706	125,706
Balance at September 30, 2005		183,868	1,264,036	3,688,203	5,136,107
Net loss		-	-	(8,942)	(8,942)
Balance at December 31, 2005	$	183,868	1,264,036	3,679,261	5,127,165

See accompanying notes to consolidated financial statements.

MCM Savings Bank, F.S.B. and Subsidiary

Consolidated Statements of Cash Flows

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Years Ended September 30, 2005	Years Ended September 30, 2004
Cash flows from operating activities:				
Net income (loss)	$ (8,942)	223,747	125,706	157,085
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:				
Depreciation	28,635	33,423	136,994	169,374
Provision for loan losses	10,000	15,000	45,000	55,000
Amortization of premiums and discounts on securities	12,409	32,383	97,773	60,815
Loans originated for sale	(1,428,034)	(326,654)	(3,463,320)	(7,086,861)
Proceeds from sales of loans	1,519,606	283,381	3,513,534	7,281,284
Gain on sale of MBS held to maturity	-	-	(4,015)	-
Gain on sale of loans	(34,872)	(14,727)	(106,914)	(194,423)
Gain on sale of branch	-	-	(383,501)	-
Change in cash surrender value of BOLI	(6,796)	-	24,549	-
Loss (gain) on sale of foreclosed assets held for sale	-	99,749	149,188	(12,453)
Changes in:				
Accrued interest receivable	(1,729)	34,392	(27,423)	(84,459)
Prepaid expenses and other assets	(6,150)	15,426	(50,737)	79,659
Accrued interest and other liabilities	309,868	(106,004)	(18,732)	(454,407)
Income taxes payable	(70,790)	59,443	3,520	94,637
Net cash provided by operating activities	323,205	349,559	41,622	65,251
Cash flows from investing activities:				
Net change in loans	(5,066,796)	641,845	(3,965,538)	(4,557,103)
Net cash paid in sale of branch	-	-	(3,453,756)	-
Purchase of BOLI	-	-	(500,000)	-
Proceeds from maturities of certificates of deposit	-	596,000	596,000	-
Proceeds from sale of held to maturity MBSs	-	-	691,642	-
Proceeds from maturities of MBSs	1,310,998	1,515,261	7,007,706	14,007,221
Purchase of held to maturity MBSs	-	-	(2,052,458)	(11,315,649)
Proceeds from maturities of held-to-maturity securities	1,000,000	1,000,000	2,000,000	5,162,703
Purchase of held-to-maturity securities	-	(2,722,123)	(6,725,403)	(9,421,398)
Proceeds from sale of FHLB stock	7,600	-	277,700	-
Purchase of FHLB stock	(91,000)	(189,800)	(429,200)	(168,100)
Proceeds from sale of foreclosed real estate held for sale	-	21,612	141,594	195,632
Proceeds from sale (purchase) of premises and equipment, net	175	63,250	(15,760)	(59,631)
Net cash provided by (used for) investing activities	$ (2,839,023)	926,045	(6,427,473)	(6,156,325)

(Continued)

MCM Savings Bank, F.S.B. and Subsidiary

Consolidated Statements of Cash Flows

(Continued)	Three Months December 31, 2005	Three Months December 31, 2004	Years Ended September 30, 2005	Years Ended September 30, 2004
Cash flows from financing activities:				
Net increase (decrease) in savings accounts	$ (170,842)	(1,375,649)	169,871	(113,890)
Net increase (decrease) in time deposits	76,756	(1,738,338)	4,448,023	3,541,290
Proceeds from FHLB advances and other borrowings	6,130,000	6,409,000	13,659,000	4,696,918
Repayments of FHLB advances and other borrowings	(2,500,000)	(3,760,872)	(11,669,872)	(2,118,442)
Net increase (decrease) in advances from borrowers for taxes and insurance	(269,879)	(335,758)	(31,679)	2,293
Net cash provided by (used for) financing activities	3,266,035	(801,617)	6,575,343	6,008,169
Net increase (decrease) in cash and cash equivalents	750,217	473,987	189,492	(82,905)
Cash and cash equivalents at beginning of period	1,490,250	1,300,758	1,300,758	1,383,663
Cash and cash equivalents at end of period	$ 2,240,467	1,774,745	1,490,250	1,300,758

Supplemental disclosures of cash flow information:				
Cash paid (received) during the period for:				
Interest on deposits and advances from FHLB	$ 523,512	416,890	1,754,413	1,650,287
Federal and state income taxes	90,000	52,751	135,231	(57,311)
Real estate acquired in settlement of loans	$ 72,000	-	38,000	157,210

See accompanying notes to consolidated financial statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MCM Savings Bank, F.S.B. (the "Bank") is primarily engaged in providing a full range of financial and mortgage services to individual and corporate customers in Hannibal, Missouri and four branch offices, all located in small towns in Northeast Missouri. The Bank is subject to competition from other financial institutions. The Bank also is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of MCM Savings Bank, F.S.B. and its wholly-owned subsidiaries, Fidelity Home Service, Inc. and Plowman & Greenville (which are engaged primarily in the sale of insurance to its customers). All significant intercompany accounts and transactions have been eliminated in consolidation. Plowman & Greenville was sold during 2005.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Cash Equivalents

The Bank considers all liquid investments with original maturities of three months or less to be cash equivalents. For the purpose of reporting cash flows, cash equivalents consisted of cash and due from banks, interest-bearing deposits with other banks and federal funds sold.

Certificates of Deposit

Certificates of deposit are carried at cost and have original maturities of more than three months.

Securities and Mortgage-backed Securities

Held-to-maturity securities and mortgage-backed securities ("MBSs"), which include any security for which the Bank has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts using the interest method. The Bank does not purchase securities and MBSs subject to classification as available for sale or trading account securities. Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Stock in the Federal Home Loan of Des Moines ("FHLB") is recorded at cost, which represents redemption value. Dividends on the stock are reported as income. The Bank is a member of the Federal Home Loan Bank system. The required investment in the common stock is based upon a certain percentage of the Bank's assets and FHLB advances.

Mortgage Loans Held-for-Sale

Mortgage loans held-for-sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Gain or loss on sale of loans is recognized once title and substantially all risk and rewards of ownership have irrevocably passed to the purchaser and recourse obligations, if any, are minor and can be reasonably estimated. Gain or loss is determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Fee Income

Loan origination fees, net of direct origination costs, are recognized as income using the interest method over the term of the loans. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowances when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance when received.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. A loan is considered delinquent when a payment has not been made by the contractual due date.

Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for all loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets of three to forty years. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Foreclosed Assets Held-for-Sale

Assets acquired through, or in lieu of, loan foreclosure are held-for-sale and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in noninterest income or noninterest expense.

Interest Receivable

Interest on securities, MBSs and loans is accrued as earned. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

When a loan is classified as non-accrual, accrued interest is reversed against current income. Subsequent collection of interest on non-accrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on non-accrual loans when there is no longer any reasonable doubt as to the timely collection of interest.

Bank Owned Life Insurance

Bank owned life insurance is carried at the cash surrender value. Changes in the cash surrender value, including interest income, increases and decreases in value and policy expenses, are recognized as a component of noninterest income.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceeds their fair value.

Self Insurance

The Bank has elected to self-insure and accrue certain costs related to employee health and dental care. Actual costs resulting from noninsured losses are charged to the related accrued liability when incurred. The Bank has purchased insurance that limits its exposure for individual claims.

Income Taxes

The Bank and its subsidiaries file consolidated Federal and state income tax returns. Income tax expense or benefit is allocated to each subsidiary on the basis of its taxable income or loss. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities which will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect income. Income tax expense is the tax payable or refundable for the period plus or minus the net change in deferred tax assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Earnings Per Share

Earnings per share are based upon the weighted-average shares outstanding.

Note 2: Held-to-Maturity Securities

The amortized cost and approximate fair values are as follows:

	December 31, 2005			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
U.S. Treasury notes	$ 49,992	71	-	50,063
U.S. Agency obligations	9,091,130	-	(182,568)	8,908,562
Municipal bonds	2,785,484	7,961	(10,237)	2,783,208
Corporate	250,000	-	(57,125)	192,875
	12,176,606	8,032	(249,930)	11,934,708
Mortgage-backed securities:				
FNMA	3,519,974	648	(75,303)	3,445,319
FHLMC	3,593,501	-	(87,828)	3,505,673
CMOs	9,905,951	-	(446,473)	9,459,478
	17,019,426	648	(609,604)	16,410,470
	$ 29,196,032	8,680	(859,534)	28,345,178

	September 30, 2005			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
U.S. Treasury notes	$ 49,986	250	-	50,236
U.S. Agency obligations	10,091,336	-	(93,670)	9,997,666
Municipal bonds	2,789,058	11,690	(5,456)	2,795,292
Corporate	250,000	-	(43,750)	206,250
	13,180,380	11,940	(142,876)	13,049,444
Mortgage-backed securities:				
FNMA	3,749,645	4,362	(30,865)	3,723,142
FHLMC	3,826,219	2,555	(40,472)	3,788,302
CMOs	10,763,195	-	(334,376)	10,428,819
	18,339,059	6,917	(405,713)	17,940,263
	$ 31,519,439	18,857	(548,589)	30,989,707

	September 30, 2004			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
U.S. Treasury notes	$ 49,964	1,893	-	51,857
U.S. Agency obligations	6,997,946	30,128	(625)	7,027,449
Municipal bonds	920,724	8,880	(1,946)	927,658
Corporate	500,000	-	(2,500)	497,500
	8,468,634	40,901	(5,071)	8,504,464
Mortgage-backed securities:				
FNMA	5,144,040	51,767	(1,560)	5,194,247
FHLMC	4,762,577	49,496	-	4,812,073
CMOs	14,159,433	26,763	(225,837)	13,960,359
	24,066,050	128,026	(227,397)	23,966,679
	$ 32,534,684	168,927	(232,468)	32,471,143

Maturities of securities and MBSs at December 31, 2005 are summarized as follows:

December 31, 2005		Amortized Cost	Approximate Fair Value
One year or less	$	3,147,037	3,083,559
After one through five years		22,822,166	22,117,957
After five through ten years		3,017,013	2,933,846
After ten years		209,816	209,816
	$	29,196,032	28,345,178

Maturities of securities and MBSs at September 30, 2005 are summarized as follows:

September 30, 2005		Amortized Cost	Approximate Fair Value
One year or less	$	3,019,428	2,962,538
After one through five years		25,117,700	24,694,530
After five through ten years		3,171,400	3,121,728
After ten years		210,911	210,911
	$	31,519,439	30,989,707

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, amounted to $12,298,040, $10,292,465 and $1,000,000 at December 31, 2005, September 30, 2005 and 2004, respectively. The fair value of pledged securities amounted to $12,035,405, $10,200,171 and $1,008,420 at December 31, 2005, September 30, 2005 and 2004, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2005 was $26,684,761 and September 30, 2005 was $27,551,518, which is 94% and 89%, respectively, of the held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates. Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other than-temporary impairment is identified.

The following tables show gross unrealized losses and market value of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and September 30, 2005.

	December 31, 2005					
	Less than 12 Months		12 Months or Longer		Total	
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
U.S. Agency obligations	$ 6,236,687	(107,372)	2,671,875	(75,196)	8,908,562	(182,568)
MBSs - FNMA	1,823,196	(36,204)	1,399,271	(39,098)	3,222,467	(75,303)
MBSs - FHLMC	3,059,532	(55,208)	1,082,020	(32,620)	4,141,552	(87,828)
CMOs	827,223	(17,536)	8,632,255	(428,937)	9,459,478	(446,473)
Municipal bonds	642,976	(7,259)	116,851	(2,978)	759,827	(10,237)
Corporate	192,875	(57,125)	-	-	192,875	(57,125)
	$ 12,782,489	(280,704)	13,902,272	(578,829)	26,684,761	(859,534)

	September 30, 2005					
	Less than 12 Months		12 Months or Longer		Total	
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
U.S. Agency obligations	$ 9,507,822	(83,514)	489,844	(10,156)	9,997,666	(93,670)
MBSs - FNMA	3,035,660	(30,865)	-	-	3,035,660	(30,865)
MBSs - FHLMC	3,419,799	(40,472)	-	-	3,419,799	(40,472)
CMOs	2,800,555	(22,699)	7,628,264	(311,677)	10,428,819	(334,376)
Municipal bonds	345,288	(3,121)	118,036	(2,335)	463,324	(5,456)
Corporate	206,250	(43,750)	-	-	206,250	(43,750)
	$ 19,315,374	(224,421)	8,236,144	(324,168)	27,551,518	(548,589)

Nontaxable interest income on securities amounted to approximately $23,000 and $12,000 for the quarters ended December 31, 2005 and 2004, respectively and $72,000 and $8,000 for the years ended September 30, 2005 and 2004, respectively.

During the year ended September 30, 2005, proceeds from sale and gain on sale of mortgage-backed securities held to maturity were $691,642 and $4,015, respectively.

Note 3: Loans and Allowance for Loan Losses

Categories of loans include:

	December 31, 2005	September 30, 2005	September 30, 2004
Loans secured by real estate:			
Residential			
One-to-four family	$ 24,809,507	23,464,994	24,759,579
Multifamily	719,098	722,071	742,692
FHA	191,378	232,755	78,649
Commercial	5,667,346	5,413,808	3,235,069
Agricultural	2,161,369	2,496,283	2,264,746
	33,548,698	32,329,911	31,080,735
Other loans:			
FHA Title I property improvement	50,614	58,445	403,788
Mobile home	245,854	248,122	221,164
Secured by savings deposits	71,997	66,460	95,890
Education	218,937	239,258	359,991
Automobile	1,876,338	2,003,791	2,289,946
Leases	7,239,003	2,919,379	1,686,026
Commercial non-real estate	673,863	828,141	927,657
Consumer and other	370,188	373,055	544,827
	10,746,794	6,736,651	6,529,289
Total loans	44,295,492	39,066,562	37,610,024
Loans in process	(363,777)	(104,204)	-
Deferred loan costs	73,912	71,816	70,795
Allowance for loan losses	(256,894)	(270,237)	(264,313)
Net loans	$ 43,748,733	38,763,937	37,416,506

Impaired and non-accruing loans totaled $192,146, $271,315 and $174,137 at December 31, 2005, September 30, 2005 and 2004, respectively. At December 31, 2005, September 30, 2005 and 2004 impaired loans of $192,146, $271,315 and $174,137, respectively, had no related allowance for loan losses.

Interest recognized on average impaired loans of $186,146, $162,489 and $237,854 for the quarter ended December 31, 2005, and years ended September 30, 2005 and 2004, respectively, and interest recognized on a cash basis during such periods was nominal.

Nontaxable interest income on loans amounted to $7,700 and $7,500 for the quarters ended December 31, 2005 and 2004, respectively, and $31,000 and none for the years ended September 30, 2005 and 2004, respectively.

Activity in the allowance for loan losses was as follows:

	Three Months Ended December 31,		Years Ended September 30,	
	2005	2004	2005	2004
Balance, beginning of period	$ 270,237	264,313	264,313	240,824
Provision charged to expense	10,000	15,000	45,000	55,000
Losses charged-off, net of recoveries of $307, $614, $26,758 and $39,185, respectively	(23,343)	(18,089)	(39,076)	(31,511)
Balance, end of period	$ 256,894	261,224	270,237	264,313

Note 4: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	December 31,	September 30,	
	2005	2005	2004
Land	$ 273,098	273,098	250,298
Office buildings and improvements	1,611,908	1,676,597	2,178,580
Leasehold improvements	-	-	4,129
Furniture and equipment	423,027	483,496	923,985
	2,308,033	2,433,191	3,356,992
Less accumulated depreciation	740,552	836,900	1,576,216
Net premises and equipment	$ 1,567,481	1,596,291	1,780,776

Note 5: Loan Servicing Rights

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $42,198,739, $44,227,482, $41,964,331 and $45,946,757 at December 31, 2005 and 2004 and September 30, 2005 and 2004, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers for taxes and insurance, were $211,403, $293,503, $415,584 and $450,542 at December 31, 2005 and 2004 and September 30, 2005 and 2004, respectively.

Mortgage servicing rights ("MSRs") capitalized was $12,758 and $4,030 for the three months ended December 31, 2005 and 2004, respectively, and $32,996 and $67,139 for the years ended September 30, 2005 and 2004, respectively. Amortization of MSRs for such periods was $14,523, $0, $25,310 and $83,428, respectively.

Note 6: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $13,333,401, $13,730,637 and $6,920,398 on December 31, 2005, September 30, 2005 and 2004, respectively.

The scheduled maturities of time deposits are as:

	December 31, 2005	September 30, 2005
2006	$ 27,090,109	27,618,292
2007	7,333,897	5,894,217
2008	2,198,357	2,597,711
2009	1,628,945	1,861,774
2010	1,159,401	1,255,449
Thereafter	1,023,074	1,129,584
	$ 40,433,783	40,357,027

Note 7: Federal Home Loan Bank Advances

The Bank has advances aggregating $18,130,000, $14,500,000 and $12,510,872 from the Federal Home Loan Bank (FHLB) at December 31, 2005, and September 30, 2005 and 2004, respectively. The advances are secured by a blanket assignment of 1-4 family home mortgage loans held by the Bank.

The scheduled maturities of advances are as follows:

	December 31, 2005	September 30, 2005
2006	$ 10,130,000	6,500,000
2007	350,000	350,000
2008	1,500,000	1,500,000
2010	150,000	150,000
2015	6,000,000	6,000,000
	$ 18,130,000	14,500,000

Note 8: Income Taxes

The Bank is permitted to make additions to the tax bad debt reserve using the experience method. Retained earnings at December 31, 2005, September 30, 2005 and 2004 included $299,818, for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amounts that would have been recorded if they were expected to reverse into taxable income in the foreseeable future amounted to approximately $102,000.

The provision for income taxes includes these components:

		Three Months Ended December 31,		Years Ended September 30,	
		2005	2004	2005	2004
Current:					
Federal	$	5,300	100,751	139,154	69,539
State		2,000	16,000	23,048	-
		7,300	116,751	162,202	69,539
Deferred:					
Federal		(1,000)	(4,000)	(20,000)	2,019
State		-	(1,000)	(3,000)	-
		(1,000)	(5,000)	(23,000)	2,019
	$	6,300	111,751	139,202	71,558

A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense follows:

		Three Months Ended December 31,		Years Ended September 30,	
		2005	2004	2005	2004
Computed at statutory rate of 34%	$	(898)	116,194	90,069	83,471
Increases (decreases) resulting from					
Nondeductible merger costs		18,902	-	74,800	-
Tax exempt income		(10,166)	(6,096)	(33,103)	(2,049)
Graduated tax rates		(2,773)	(1,323)	-	(4,029)
State taxes, net of Federal tax benefit		1,224	10,197	13,247	-
Other, net		11	(7,221)	(5,811)	(5,835)
Actual tax expense	$	6,300	111,751	139,202	71,558

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	December 31,	September 30,	
	2005	2005	2004
Deferred tax assets:			
Allowance for losses on loans	$ 95,051	99,988	97,796
Deferred loan fees	2,481	2,615	3,634
Other	10,473	9,038	5,281
Total deferred tax assets	108,005	111,641	106,711
Deferred tax liabilities:			
Depreciation	42,578	47,404	65,756
Other	7,740	7,550	7,268
Federal Home Loan Bank stock dividend	43,777	43,777	43,777
Total deferred tax liabilities	94,095	98,731	116,801
Net deferred tax liabilities (assets)	$ (13,910)	(12,910)	10,090

Note 9: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2005, September 30, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's capital amounts and ratios are also presented in the table.

	Actual				Minimum for Capital Adequacy				Required to be "Well Capitalized"	
		Amount	Ratio		Amount	Ratio		Amount	Ratio	
				(Dollars in Thousands)						
As of December 31, 2005										
Total Capital (to Risk-weighted Assets) (1)	$	5,375	13.27%	$	3,240	8.0%	$	4,050	10.0%	
Tier I Capital (to Risk-Weighted Assets)	$	5,127	12.64%	$	1,620	4.0%	$	2,430	6.0%	
Tier 1 Capital (to Average Assets)	$	5,127	6.47%	$	3,171	4.0%	$	3,964	5.0%	
Tangible Capital (to Tangible Assets)	$	5,127	6.47%	$	1,189	1.5%	$	N/A	N/A	

	Actual				Minimum for Capital Adequacy				Required to be "Well Capitalized"	
		Amount	Ratio		Amount	Ratio		Amount	Ratio	
				(Dollars in Thousands)						
As of September 30, 2005										
Total Capital (to Risk-weighted Assets) (1)	$	5,397	14.74%	$	2,936	8.0%	$	3,671	10.0%	
Tier I Capital (to Risk-Weighted Assets)	$	5,136	13.99%	$	1,468	4.0%	$	2,202	6.0%	
Tier 1 Capital (to Average Assets)	$	5,136	6.77%	$	3,036	4.0%	$	3,794	5.0%	
Tangible Capital (to Tangible Assets)	$	5,136	6.77%	$	1,138	1.5%	$	N/A	N/A	

	Actual		Minimum for Capital Adequacy		Required to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of September 30, 2004						
Total Capital (to Risk-weighted Assets) (1)	$ 5,275	15.05%	$ 2,804	8.0%	$ 3,505	10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 5,010	14.30%	$ 1,402	4.0%	$ 2,103	6.0%
Tier 1 Capital (to Average Assets)	$ 5,010	6.63%	$ 3,023	4.0%	$ 3,778	5.0%
Tangible Capital (to Tangible Assets)	$ 5,010	6.63%	$ 1,134	1.5%	$ N/A	N/A

(1) Includes general allowance for loan losses of $257,000, $270,000 and $265,000 at December 31, 2005, September 30, 2005 and 2004, respectively. Also includes deduction for low level recourse of $9,000 at December 31, 2005.

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At September 30, 2005, approximately $392,000 of retained earnings was available for dividend declaration without prior regulatory approval.

Note 10: Related Party Transactions

At December 31, 2005, September 30, 2005 and 2004, the Bank had loans outstanding to executive officers, directors and companies in whom the Banks' executive officers or directors were principal owners, in the amount of $508,733, $529,193 and $507,185, respectively. In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Note 11: Employee Benefits

The Bank sponsors an employee stock ownership plan ("ESOP") that covers all employees who work over 1,000 hours in a 12-month period and are age 21 or older. The ESOP is funded by cash contributions made by the Bank. The ESOP purchases shares in the open market. The ESOP held shares of 14,179, 14,240 and 14,299 at December 31, 2005, September 30, 2005 and 2004, respectively. ESOP compensation expense was $10,500 for the year ended September 30, 2004. There was no ESOP compensation expense for the periods ended December 31, 2005 and 2004 and September 30, 2005. The Bank recognizes compensation expense equal to the cash contributed to the ESOP.

The Bank is obligated at the option of each beneficiary to repurchase shares of the ESOP upon the beneficiary's termination or after retirement. At December 31, 2004, the end of the most recent plan year report available, the fair value of the 14,240 allocated shares held by the ESOP was $341,760. In addition, $92,626 is due to former employees subject to an ESOP-related repurchase option at December 31, 2005.

During 2005, the Board of Directors of the Bank approved an executive deferred bonus plan for the chief executive officer of the Bank. The bonus is based upon specific criteria related to the financial performance of the Bank, subject to adjustment for any extraordinary items to the extent deemed appropriate by the Board of Directors. Executive bonus expense was $5,000 and $5,000 for the three months ended December 31, 2005 and 2004, respectively, and $20,000 for the year ended September 30, 2005. There was no executive bonus expense for 2004.

Note 12: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk. Other significant estimates not disclosed in the footnotes include:

Self Insurance

Under the Bank's insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. It is the policy of the Bank to retain a significant portion of certain expected losses related primarily to employee health and dental care. Provisions for losses expected under these programs are recorded based upon the Bank's estimates of the aggregate liability for claims incurred and amounted to $5,282 and $8,476 for the three months ended December 31, 2005 and 2004, respectively, and $29,958 and $14,273 for the years ended September 30, 2005 and 2004, respectively. The amount of actual losses incurred could differ materially from the estimates reflected in these financial statements. At December 31, 2005, the Bank's aggregate exposure to insurance costs from health care and dental claims is approximately $28,000.

Note 13: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2005, the Bank had outstanding commitments to originate loans aggregating $383,911. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments with fixed rates of interest of 6.75% amounted to $4,911, with the remainder at floating market rates.

Mortgage loans in the process of origination represent amounts which the Bank plans to fund within a normal period of 60 to 90 days. Some of these loans are intended for sale to investors in the secondary market.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third-party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit, the Bank may seek recourse from the customer for reimbursement of amounts paid. The Bank had no outstanding letters of credit at December 31, 2005.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on balance sheet instruments.

At December 31, 2005, the Bank had granted unused lines of credit to borrowers aggregating $732,000, $32,000 and $250,000 for residential, commercial and consumer lines, respectively.

Note 14: Sale of Branch

During the year ended September 30, 2005, the Bank sold its branch in Memphis, Missouri, resulting in a reduction of the deposit base and loan portfolio of $6.4 million and $2.5 million, respectively, and a pre-tax gain of $383,501.

Note 15: Plan of Merger

On May 25, 2005, the Board of Directors of MCM Savings Bank, F.S.B. (the "Bank") and Farmers and Merchants Bancorp, Inc. (the "Company") entered into an Agreement and Plan of Reorganization (the "Agreement"), which provides for a merger of equals transaction. The Agreement contemplates that, following the merger of a to-be-formed wholly-owned subsidiary of the Company with and into the Bank; the Company's subsidiary, F & M Bank & Trust Company ("F & M bank) will merge with and into Corn Belt Bank ("Corn Belt") and thereafter the Bank will purchase from Corn Belt all assets of F & M Bank and assume all liabilities of F & M Bank. As a result of the reorganization, the Company will be a thrift holding company with the Bank as its sole subsidiary. The Bank will change its name to F & M Bank and Trust Company following completion of the reorganization. In the reorganization, each outstanding share of the Bank's common stock will be converted into the right to receive 1.1 shares of the Company's common stock. As a part of the Reorganization, the Company will conduct a six-for-one stock split and the Bank will declare and pay a cash dividend. The Reorganization is subject to approval by regulatory authorities and stockholders of the Bank and the Company. Merger costs expensed during the quarter ended December 31, 2005 and year ended September 30, 2005 amounted to approximately $56,000 and $251,000, respectively.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

by and between

MCM SAVINGS BANK, F.S.B.

a federal savings association,

and

FARMERS & MERCHANTS BANCORP, INC.,

a Missouri corporation

May 25, 2005

TABLE OF CONTENTS

LIST OF EXHIBITS AND SCHEDULES

Exhibits

Schedules

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made as of May 25, 2005, by and between FARMERS & MERCHANTS BANCORP, INC., a Missouri corporation, ("Bancorp"), and MCM SAVINGS BANK, F.S.B., a Federal savings association, ("MCM").

RECITALS

A. MCM is a federal savings association with its principal office in Hannibal, Missouri.

B. Bancorp is a bank holding company headquartered in Hannibal, Missouri, the sole subsidiary of which is Farmers & Merchants Bank and Trust Company, a Missouri bank ("Farmers Bank").

C. Bancorp and MCM seek to affiliate through a corporate reorganization whereby a newly formed subsidiary of Bancorp will merge with and into MCM.

D. As soon as practicable following consummation of the Merger (as defined herein), the parties anticipate that the operations of MCM and Farmers Bank will be combined within MCM.

D. Concurrently with the execution and delivery of this Agreement, and as an inducement to each party's willingness to enter into this Agreement, each director and/or executive officer of Bancorp and MCM, in his capacity as a shareholder of Bancorp or MCM, as the case may be, has entered into a Voting Agreement, dated as of the date hereof and in the form attached hereto as Exhibit 1 and Exhibit 2, respectively, pursuant to which, among other things, each such shareholder has agreed to vote in favor of this Agreement, the Merger (as defined below) and the transactions contemplated hereby.

E. Bancorp and MCM intend for the Merger (as defined herein) and the Combination (as defined herein) to qualify as reorganizations within the meaning of Section 368 and related sections of the Internal Revenue Code of 1986, as amended (the "Code"), and agree to cooperate and take such actions as may be reasonably necessary to assure such result.

F. The Boards of Directors of each of Bancorp and MCM have determined that it is in the best interests of their respective business organizations to consummate the business combinations and other transactions contemplated by this Agreement and that such transactions are consistent with, and in furtherance of, their respective business strategies and goals, and have approved this Agreement and authorized its execution.

AGREEMENT

In consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the parties agree as follows.

1. Terms of the Merger and Closing.

1.1. Formation of Interim Bank. Bancorp shall organize an interim bank as a stock form federal savings association and subsidiary of Bancorp ("Interim Bank").

1.2. The Merger. Pursuant to the terms and provisions of this Agreement and the Home Owners' Loan Act and the regulations of the Office of Thrift Supervision (the "OTS") promulgated thereunder (together, the "Federal Law"), MCM and Interim Bank, at such time as it shall be lawful to do so, shall duly authorize and execute the Agreement and Plan of Merger (the "Merger Agreement") in the form attached hereto as Exhibit 1.2, and, as provided herein and therein, Interim Bank shall merge with and into MCM (the "Merger").

1.3. **Merging Bank.** Interim Bank shall be the merging bank under the Merger and its corporate identity and existence, separate and apart from MCM, shall cease on consummation of the Merger.

1.4. **Surviving Bank.** MCM shall be the surviving bank in the Merger. No changes in the Charter or Bylaws of MCM shall be effected by the Merger.

1.5. **Effect of the Merger.** The Merger shall have all of the effects provided by the Federal Law.

1.6. **Conversion of Shares.**

(a) At the Effective Time (as defined in Section 1.9 hereof), each share of common stock, par value $1.00 per share, of MCM (the "MCM Common") issued and outstanding following the Bancorp Stock Split (as such term is defined in Section 4.2 hereof) immediately prior to the Effective Time, other than shares the holders of which have duly exercised and perfected their dissenters' rights under the Federal Law, shall be converted into the right to receive 1.1000 shares (the "Conversion Ratio") of common stock of Bancorp, par value $0.01 per share (the "Bancorp Common"). The shares of Bancorp Common to be issued pursuant to the Conversion Ratio, together with any cash payment in lieu of fractional shares, as provided below, is hereinafter referred to as the "Merger Consideration." No fractional shares of Bancorp Common shall be issued and, in lieu thereof, holders of shares of MCM Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of MCM Common Stock held by such holder) shall be paid an amount equal to the product of such fractional share interest and $26.06.

(b) At the Effective Time, all of the shares of MCM Common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of MCM Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 1.8 hereof or the right provided under Section 1.6(f) hereof, as applicable.

(c) At the Effective Time, each share of MCM Common, if any, held in the treasury of MCM (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

(d) At the Effective Time, each share of MCM Common, if any, owned of record by Bancorp or any of its subsidiaries (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

(e) Each share of common stock, par value $1.00 per share, of Interim Bank outstanding immediately prior to the Effective Time shall be converted into and become one share of MCM Common.

(f) If holders of MCM Common are entitled to and do object to the Merger and demand payment of the value of their shares under the Federal Law, any issued and outstanding shares of MCM

Common held by an objecting holder shall not be converted as described in Section 1.6(a) but from and after the Effective Time shall represent only the right to receive such value as may be determined to be due to such objecting holder pursuant to the Federal Law; provided, however, that each share of MCM Common outstanding immediately prior to the Effective Time and held by an objecting holder who shall, after the Effective Time, withdraw his or her demand for payment of value or lose his or her right to so object shall have only such rights as are provided under the Federal Law.

(g) If between the date hereof and the Effective Time a share of Bancorp Common shall be changed into a different number of shares of Bancorp Common or a different class of shares (a "Share Adjustment") by reason of reclassification, recapitalization, split-up, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (but excluding the Bancorp Stock Split), then the number of shares of Bancorp Common or a different class of shares into which a share of MCM Common shall be converted pursuant to subsection (a) above shall be appropriately and proportionately adjusted so that each stockholder of MCM shall be entitled to receive such number of shares of Bancorp Common as such stockholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time.

1.7. **The Closing.** The closing of the Merger (the "Closing") shall take place at the main offices of Bancorp at 10:00 A.M. Central Time on the Closing Date described in Section 1.9 of this Agreement.

1.8. **Exchange Procedures; Surrender of Certificates.**

(a) An entity mutually satisfactory to Bancorp and MCM shall act as Exchange Agent in the Merger (the "Exchange Agent") pursuant to the terms of a customary Exchange Agent Agreement in form and substance reasonably satisfactory to Bancorp and MCM.

(b) As soon as reasonably practicable (but in no event later than three business days) after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Bancorp may reasonably specify) (each such letter, the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration to which such holder is entitled pursuant to this Agreement. Within twenty business days of the Exchange Agent's receipt of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the Exchange Agent shall deliver to the holder of such Certificate in exchange therefor the Merger Consideration, plus dividends paid with respect to the portion of the Merger Consideration that constitutes Bancorp Common having a record date after the Effective Time as provided in Section 1.8(d) hereof. No interest on the Merger Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer taxes or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

(c) Notwithstanding anything to the contrary contained herein, no Merger Consideration shall be delivered to a person who is an "affiliate" (as such term is used in Section 4.9 hereof) of MCM unless such "affiliate" shall have theretofore executed and delivered to Bancorp the agreement referred to in Section 4.9 hereof.

(d) No dividends that are otherwise payable on shares of Bancorp Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of Bancorp Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of Bancorp Common shall be issued any dividends which shall have become payable with respect to such shares of Bancorp Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender.

(e) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Bancorp in its sole discretion, the posting by such person of a bond in such amount as Bancorp may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant hereto.

(f) At or after the Effective Time there shall be no transfers on the stock transfer books of MCM of any shares of MCM Common. If, after the Effective Time, Certificates are presented for transfer, they shall be cancelled and exchanged for the Merger Consideration as provided in, and subject to the provisions of, this Section 1.8.

1.9. Closing Date. The Closing shall take place at the close of business on the first business day of the month immediately following the month during which each of the conditions in Sections 6.1(d), 6.1(e), 6.2(d) and 6.2(e)is satisfied or waived by the appropriate party or on such other date after such satisfaction or waiver as Bancorp and MCM may agree (the "Closing Date"). The effective time of the Merger (the "Effective Time") shall be the time of endorsement of the articles of combination by the Secretary of the OTS, which the parties shall use their best efforts to cause to occur on the Closing Date.

1.10. Actions at Closing.

(a) At the Closing, MCM shall deliver to Bancorp:

(i) a certified copy of the Charter of MCM;

(ii) a Certificate signed by an appropriate officer of MCM stating that (A) each of the representations and warranties contained in Section 2 is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Section 6.1(b) and Section 6.1(d) have been satisfied or waived as provided therein;

(iii) a certified copy of the resolutions of MCM's Board of Directors and stockholders, as required for valid approval of the execution of this Agreement, the Merger Agreement and the consummation of the Merger and the other transactions contemplated hereby;

(iv) Certificate of the OTS, dated a recent date, stating that MCM is in good standing; and

(v) Articles of Combination executed by MCM, reflecting the terms and provisions of this Agreement and the Merger Agreement, and in proper form for filing with the OTS in order to cause the Merger to become effective pursuant to the Federal Law; and

(vi) such other certificates and documents of officers of MCM and public officials as shall be reasonably requested by Bancorp to establish the existence of MCM and its subsidiaries and the due authorization of this agreement and the transactions contemplated by this Agreement by MCM.

(b) At the Closing, Bancorp shall deliver to MCM:

(i) A copy of the Articles of Incorporation of Bancorp certified by the Secretary of State of the State of Missouri;

(ii) A Certificate signed by an appropriate officer of Bancorp stating that (A) each of the representations and warranties contained in Section 3 is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing and (B) all of the conditions set forth in Section 6.2(b) and 6.2(d) (but excluding the approval of MCM's stockholders) have been satisfied;

(iii) a certified copy of the resolutions of Bancorp's Board of Directors authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby;

(iv) a certified copy of the resolutions of Interim Bank's Board of Directors and stockholder, as required for valid approval of the execution of the Merger Agreement and the consummation of the transactions contemplated hereby and thereby;

(v) a Certificate of the Secretary of State of the State of Missouri, dated a recent date, stating that Bancorp is in good standing;

(vi) a Certificate of the Missouri Division of Finance, dated a recent date, stating that Farmers Bank is in good standing; and

(vii) such other certificates and documents of officers of Bancorp and public officials as shall be reasonably requested by MCM to establish the existence of Bancorp and its subsidiaries and the due authorization of this agreement and the transactions contemplated by this Agreement by Bancorp.

1.11. Disclosure Schedule; Standard.

(a) MCM has delivered to Bancorp a confidential schedule (a "Disclosure Schedule"), executed by MCM and Bancorp concurrently with the delivery and execution hereof, setting forth, among other things, items the disclosure of which shall be necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 2 hereof; *provided,* that (a) no such item shall be required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 1.11(b) hereof, and (b) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by MCM that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 1.11(b) hereof). Bancorp has delivered to MCM a Disclosure Schedule, executed by MCM and Bancorp concurrently with the delivery and execution hereof, setting forth, among other things, items the disclosure of which shall be necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 3 hereof; *provided,* that (a) no such item shall be required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 1.11(b) hereof, and (b) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Bancorp that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

(b) No representation or warranty of MCM contained in Section 2 hereof nor of Bancorp contained in Section 3 hereof shall be deemed untrue or incorrect, and MCM, on the one hand, and Bancorp, on the other hand, shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 2 hereof, in the case of MCM, or Section 3 hereof, in the case of Bancorp, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty. As used herein, the term "Material Adverse Effect" means, with respect to MCM, on the one hand, or Bancorp, on the other hand, any effect that (i) is, or is reasonably expected to be, material and adverse to the financial condition, results of operations or business of MCM and its subsidiaries taken as a whole, on the one hand, or Bancorp and its subsidiaries taken as a whole, on the other hand, or (ii) would materially impair the ability of either MCM, on the one hand, or Bancorp, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; *provided, however,* that Material Adverse Effect shall not be deemed to include the impact of (1) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (2) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies or savings associations generally, (3) any modifications or changes to valuation or reserve policies and practices in connection with or in anticipation of the Merger or restructuring charges taken in connection with the Merger (including expenses associated with the termination of the MCM's Employee Stock Ownership Plan and payment of any severance benefits under any employment agreements if such payment is made due to this Agreement or the transactions contemplated by this Agreement), in each case in accordance with generally accepted accounting principles, and (4) changes in general levels of market interest rates affecting MCM and Bancorp and other comparable financial institutions to a similar extent and in a similar manner.

(c) MCM and Bancorp each shall be permitted to update and supplement the Disclosure Schedule so as to disclose exceptions to one or more representations or warranties contained in Section 2 hereof, in the case of MCM, or Section 3 hereof, in the case of Bancorp, which shall have arisen between the date hereof and the Closing Date; *provided, however,* that, anything herein to the contrary notwithstanding, the exceptions and other information set forth on any such updated or supplemented Disclosure Schedule shall not be taken into consideration in determining, for purposes of this Agreement, whether the conditions set forth in Section 6.1 hereof or Section 6.2 hereof shall have been satisfied.

1.12. Combination of MCM and Farmers Bank. The parties contemplate that following consummation of the Merger, the operations of MCM and Farmers Bank will be combined. As soon as practicable after the date hereof, Bancorp intends to enter into an agreement (the "Farmers Bank Merger Agreement") with another financial institution (the "Other Institution") pursuant to which, following the Closing, Farmers Bank will be merged with and into the Other Institution (the "Farmers Bank Merger"), and, on the day following the closing of the Farmers Bank Merger, the Other Institution will transfer to MCM all of the assets and liabilities formerly held by Farmers Bank immediately before the Farmers Bank Merger. Should MCM and Bancorp later agree that termination of the Farmers Bank Merger Agreement is desirable (and permissible under the Farmers Bank Merger Agreement), they shall instead combine the operations of MCM and Farmers Bank through the merger of Farmers Bank with and into MCM, as contemplated in Section 4.10 herein. The combination of the operations of Farmers Bank and

MCM, either as contemplated under the Farmers Bank Merger Agreement or as contemplated in Section 4.10 herein, is referred to herein as the "Combination," and the closing of the Combination is hereinafter referred to as the "Combination Closing."

1.13. Right to Revise Transaction. Bancorp and MCM may, at any time, change the method of effecting the Merger (including, without limitation, the provisions of this Section 1) if and to the extent the parties mutually agree that such change is desirable, including, without limitation, to provide for the merger of MCM directly with Farmers Bank; *provided, however,* that, unless agreed to by MCM and Bancorp, no such change shall (A) alter or change the amount or kind of the Merger Consideration to be received by the shareholders of MCM in the Merger, (B) adversely affect the tax treatment to shareholders of MCM, as generally described in Section 6.1(h) hereof, (C) materially impede or delay receipt of any approvals referred to in Section 6.1(d) hereof or the consummation of the transactions contemplated by this Agreement, or (D) change the disposition of the MCM's Employee Stock Ownership Plan under Section 5.2 hereof.

2. **Representations and Warranties of MCM.** Subject to Section 1.11 hereof and except as disclosed in a Section of the Disclosure Schedule corresponding to the relevant Section in this Section 2, MCM hereby makes the following representations and warranties to Bancorp:

2.1. **Organization and Capital Stock.**

(a) MCM is a federally chartered, stock-form savings and loan association duly organized, validly existing and in good standing under the laws of the United States with full corporate power and all necessary governmental authorizations to own all of its properties and assets, to incur all of its liabilities and to carry on its business as presently conducted.

(b) The authorized capital stock of MCM consists of 8,000,000 shares of MCM Common, of which, as of the date hereof, 183,868 shares are issued and outstanding, and 2,000,000 shares of preferred stock, none of which, as of the date hereof, are issued and outstanding. All of the issued and outstanding shares of MCM Common are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of MCM Common has been issued in violation of any preemptive rights of the current or past stockholders of MCM. As of the date hereof, MCM has neither granted nor is there outstanding any warrants, stock options or the like representing the right to acquire any shares of MCM Common. Except as disclosed in Section 2.1(b) of the Disclosure Schedule, each Certificate representing shares of MCM Common issued by MCM in replacement of any Certificate theretofore issued by it which was claimed by the record holder thereof to have been lost, stolen or destroyed was issued by MCM only upon receipt of an affidavit of lost stock certificate and a bond sufficient to indemnify MCM against any claim that may be made against it on account of the alleged loss, theft or destruction of any such Certificate or the issuance of such replacement Certificate.

(c) Except as set forth in subsection 2.1(b) hereof, there are no shares of capital stock or other equity securities of MCM outstanding and no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of MCM or contracts, commitments, understandings or arrangements by which MCM is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

(d) The minute books of MCM accurately reflect all corporate actions held or taken by its shareholders and Board of Directors (including committees of the Board of Directors) since January 1, 1999. True, complete and correct copies of the minute books have been made available to Bancorp by MCM.

2.2. *Authorizations; No Defaults.* MCM's Board of Directors has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by MCM of its obligations hereunder. Nothing in the Charter or Bylaws of MCM, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it is bound or subject would prohibit or inhibit MCM from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by MCM and constitutes a legal, valid and binding obligation of MCM, enforceable against MCM in accordance with its terms. MCM is not in default under or in violation of any provision of its charter or articles of incorporation, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to MCM.

2.3. *Subsidiaries; Partnerships; Joint Ventures.* MCM's direct or indirect subsidiaries (collectively, the "subsidiaries"), the name and jurisdiction of incorporation and principal business or purpose of which is disclosed in Section 2.3 of the Disclosure Schedule, are duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective incorporation and each has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted. Section 2.3 of the Disclosure Schedule describes the general types of activities engaged in by each of the subsidiaries of MCM. The number of issued and outstanding shares of capital stock of each subsidiary is disclosed in Section 2.3 of the Disclosure Schedule, all of which shares are owned by MCM or MCM's subsidiaries, as the case may be, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever. There are no options, warrants or rights outstanding to acquire any capital stock of any of MCM's subsidiaries and no person or entity has any other right to purchase or acquire any unissued shares of stock of any of MCM's subsidiaries, nor does any such subsidiary have any obligation of any nature with respect to its unissued shares of stock. Neither MCM nor any of its subsidiaries is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise. Copies of the Articles or Certificates of Incorporation and Bylaws of each direct and indirect subsidiary of MCM have previously been made available to Bancorp by MCM, and are true, complete and correct copies of such documents as in effect on the date of this Agreement. MCM is not a party to any partnership or joint venture.

2.4. **Financial Information.** The audited balance sheets of MCM as of September 30, 2004 and 2003, and related audited statements of income, changes in stockholders' equity and cash flows for the three years ended September 30, 2004, together with the notes thereto, all of which are included in Section 2.4 of the Disclosure Schedule (together, the "MCM Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as disclosed therein) and fairly present the financial position and the results of operations, changes in stockholders' equity and cash flows of MCM as of the dates and for the periods indicated.

2.5. **Absence of Changes.** Since September 30, 2004, there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of MCM, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the MCM Financial Statements not misleading. Since the date of the most recent OTS examination reports, there has been no material adverse change in the financial condition, the results of operations or the business or prospects of MCM.

2.6. *Regulatory Enforcement Matters.* Neither MCM nor any subsidiary of MCM is subject or is party to, or has received any notice or advice that it may become subject or party to, any investigation with respect to, any cease-and-desist order, agreement, consent agreement, memorandum of understanding or other regulatory enforcement action, proceeding or order with or by, or is a party to any commitment letter or similar undertaking to, or is subject to any directive by, or has been a recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency (as defined below in this Section 2.6) that currently restricts the conduct of its business or that affect its capital adequacy, its credit policies, its management or its business (each, a "Regulatory Agreement"), nor has MCM nor any of its subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of MCM or any other subsidiary. As used herein, the term "Regulatory Agency" means any federal or state agency charged with the supervision or regulation of thrifts, banks or bank holding companies, or engaged in the insurance of bank deposits, or any court, administrative agency or commission or other governmental agency, authority or instrumentality having supervisory or regulatory authority with respect to MCM or any of its subsidiaries.

2.7. Taxes, Returns, and Reports.

(a) Except as set forth in Schedule 2.7 hereto, since January 1, 2002 and for each year thereafter, MCM and each of its subsidiaries have filed a consolidated return as a member of an affiliated group of corporations (within the meaning of Section 1504 of the Code) and have: (i) timely, accurately, and duly filed all federal, state, local, and foreign Tax Returns (as defined below) of every type and kind required to be filed by them, and each such Tax Return is true, accurate, and complete in all respects; (ii) paid or otherwise adequately reserved in accordance with GAAP for all Taxes (as defined below), assessments, and other governmental charges due or claimed to be due upon MCM and its subsidiaries or any of their income, properties, or assets, whether or not shown on any Tax Return; and (iii) not requested an extension of time for any such payments or for filing any Tax Return (except for any extension which is no longer in force). MCM has established, in accordance with GAAP, a reserve for Taxes in the MCM Financial Statements adequate to cover all of MCM's and each of its subsidiaries' Tax Liabilities (as defined below) for the periods then ending. Neither MCM nor any of its subsidiaries has, or will have, any Tax Liability of any nature for or with respect to the operation of their businesses, or ownership of their assets, from the date hereof up to and including the Effective Time, except to the extent set forth in Financial Statements or as accrued or reserved on the books and records of either MCM or any of its subsidiaries. Neither MCM nor or any of its subsidiaries is currently under audit by any federal, state, local, or other taxing authority and there is not currently pending, or, to the knowledge of MCM, likely to occur, any proceeding by any taxing authority with respect to their Taxes. Except as disclosed in Schedule 2.7 hereto, , to MCM's knowledge, no federal, state, or local Tax Returns of MCM or any of its subsidiaries has been audited by any taxing authority. There are no liens for Taxes upon any of the assets MCM or any MCM subsidiary.

(b) With respect to MCM and its subsidiaries and their businesses, operations, affairs, and ownership of assets: (i) all Taxes that MCM and its subsidiaries are required by law to withhold or collect have been duly withheld or collected and have been timely paid over to the Internal Revenue Service or appropriate governmental agencies or authorities to the extent due and payable and are not subject to any Tax Liability in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party; (ii) all deficiencies of Taxes which have been claimed, proposed, or asserted against MCM or any of its subsidiaries have been fully paid or finally settled, and no issue has been raised in any examination which may be expected to result in the proposal or assertion of a deficiency of Taxes for any other year not so examined; (iii) no facts or circumstances exist that would constitute the basis for the proposal or assertion of any deficiencies of Taxes against MCM or any of its subsidiaries for any unexamined year or for the re-characterization of any item of income, expense, or deduction set forth on any income Tax Return filed by MCM or any of its subsidiaries resulting in any Taxes payable by MCM or any of its subsidiaries; (iv) MCM and each of its subsidiaries has complied in all respects with all legal requirements relating to all Taxes; (v) no claim exists or, to MCM's knowledge, has been asserted, threatened, or discussed by a government agency or authority for a jurisdiction where either MCM or any of its subsidiaries does not file Tax Returns to the effect that MCM or any of its subsidiaries is or may be subject to taxation by that governmental agency or authority; (vii) neither MCM nor any of its subsidiaries has agreed, or is required, to make any adjustment under Section 481(a) of the Code, or any comparable provision of state, county, local, or foreign law, by reason of a change in accounting method or otherwise; and (vii) neither MCM nor any of its subsidiaries nor any affiliate has entered into a "closing agreement" as described in Section 7121 of the Code that was executed on or prior to the Effective Time; and (viii) neither MCM nor any of its subsidiaries will be required as a result of the transactions contemplated by this Agreement to include in taxable income any amount as a result of an intercompany transaction or an excess loss account as described in Treasury Regulations under Section 1502 of the Code.

(c) Neither MCM nor any of its subsidiaries has ever been a "United States real property holding corporation" (as defined in Section 897(c) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. MCM and each of its subsidiaries have disclosed on their federal, state, county, local, and foreign income tax returns, all positions taken therein that could, if not so disclosed, reasonably give rise to an accuracy-related penalty under Section 6662 of the Code (or any corresponding provision of state, county, local, or foreign Tax law). Neither MCM nor any of its subsidiaries nor any entity acting on their behalf has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither MCM nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any "excess parachute payment" within the meaning of Section 280G of the Code and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code. Neither MCM nor any of its subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither MCM nor any of its subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which is MCM, and MCM is eligible to make an election under Section 338(h)(10) of the Code.

(d) For purposes of this Agreement, the term "Tax" (or "Taxes" where applicable) shall mean any and all federal, state, county, local, foreign, or other income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, capital stock, franchise, employee income withholding, foreign withholding, other withholding, social security (or similar), unemployment, disability, environmental (including under Section 59A of the Code), real property, personal property, sales, use, transfer, registration, value added, alternative, or add-on minimum, estimated or other tax, assessment, fee, or charge of any kind, sales, use, including any interest, penalties, or additions to tax in respect of the foregoing, whether disputed or not. The term "Tax Return" shall mean any return, declaration, report, claim for refund, or information return relating to Taxes, including any schedule or attachment thereto, and including any amendment thereto. The term "Tax Liability" shall mean any liability (whether known, unknown, asserted or unasserted, absolute, fixed, matured, unmatured, contingent, liquidated, or unliquidated, and whether due or to become due) with respect to any Taxes, including, without limitation, any liability to indemnify, assume or succeed to a Tax Liability of a third party.

2.8. *Litigation.* Except as may be disclosed in Section 2.8 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of MCM, threatened, against MCM, or of which the property of MCM is or would be subject. There is no injunction, order, judgment, decree or regulatory restriction imposed upon MCM, or any of its subsidiaries or the assets of MCM or any of its subsidiaries. Since January 1, 2000, MCM and its subsidiaries have continuously maintained fidelity bonds insuring them against acts of dishonesty in such amounts as are customary, usual and prudent for organizations of their size and business. There are no facts which would form the basis of a claim or claims under such bonds. Neither MCM nor any of its subsidiaries has reason to believe that its fidelity coverage would not be renewed by the carrier on substantially the same terms as the existing coverage, except for possible premium increases unrelated to MCM's and its subsidiaries' past claim experience.

2.9. Employment Agreements. Except as may be disclosed in Section 2.9 of the Disclosure Schedule, MCM is not a party to or bound by any contract for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by MCM on thirty days written notice or less without the payment of any amount by reason of such termination. A true, accurate and complete copy of each such agreement, together with any and all amendments or supplements thereto, is included in Section 2.9 of the Disclosure Schedule.

2.10. Reports. Except as may be disclosed in Section 2.10 of the Disclosure Schedule, MCM has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the OTS, (ii) any applicable state securities or banking or thrift authorities, and (iii) any other governmental authority with jurisdiction over MCM. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.11. Investment Portfolio. All investment securities held by MCM or its subsidiaries, as reflected in the consolidated balance sheets of MCM included in the MCM Financial Statements, are carried in accordance with generally accepted accounting principles, specifically, including but not limited to, FAS 115.

2.12. Loan Portfolio. Except as may be disclosed in Section 2.12 of the Disclosure Schedule, (i) all loans and discounts shown on the MCM Financial Statements at September 30, 2004, or which were entered into after September 30, 2004 but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of MCM, in accordance in all material respects with sound banking practices, and are not subject to any known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine and what they purport to be; (iii) MCM has complied and will prior to the Closing Date comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan; and (iv) the reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the MCM Financial Statements are adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

2.13. Employee Matters and ERISA.

(a) Neither MCM nor any of its subsidiaries has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of MCM or any of its subsidiaries and, to the knowledge of MCM, there is no present effort nor existing proposal to attempt to unionize any group of employees of MCM or any of its subsidiaries.

(b) Except as may be disclosed in Section 2.13(b) of the Disclosure Schedule, MCM has not entered into any employment agreement with respect to any of its employees.

(c) Except as may be disclosed in Section 2.13(c) of the Disclosure Schedule, (i) each of MCM and its subsidiaries is and has been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and neither MCM nor any of its subsidiaries is engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against MCM or any of its subsidiaries pending or, to the knowledge of MCM, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of MCM, threatened against or directly affecting MCM or any of its subsidiaries; and (iv) MCM has not experienced any work stoppage or other labor difficulty during the past five years.

(d) Except as may be disclosed in Section 2.13(d) of the Disclosure Schedule, neither MCM nor any of its subsidiaries maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any benefit or other compensation plan, including bonus, stock or incentive plans, supplemental retirement, severance, medical, disability, cafeteria benefit, dependent care benefit, life insurance, disability insurance, bonus, pension, 401(k), profit-sharing, or deferred compensation plans, programs, or arrangements, consulting contracts or other employee benefit or fringe benefit programs for the benefit of or affecting former or current employees of, consultants or former consultants of, or others performing (or those who have performed) services for MCM or any of its subsidiaries (the "Employee Plans"). To MCM's knowledge, no act or omission has occurred and no condition exists with respect to any Employee Plan that would subject MCM, any subsidiary, or any fiduciary of any Employee Plan to any fine, penalty, tax or liability of any kind imposed under ERISA or the Code or increase the cost of any Employee Plan. MCM and its subsidiaries do not participate in, nor has any of them in the past five years participated in, nor has any of them any present or future obligation or liability under, any multiemployer plan (as defined at Section 3(37) of ERISA). Except as may be disclosed in Section 2.13(d) of the Disclosure Schedule, neither MCM nor any of its subsidiaries maintains, contributes to, or participates in, any plan that provides health, dental, major medical, disability or life insurance benefits to former employees of MCM or its subsidiaries except as provided in Section 4980B of the Code.

(e) MCM and its subsidiaries do not maintain, nor have any of them maintained for the past ten years, any Employee Plans subject to Title IV of ERISA or Section 412 of the Code. To MCM's knowledge, no reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, and neither MCM nor any of its subsidiaries has received notice of any threatened or imminent claim with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which MCM or any subsidiary would be liable after December 31, 2004, except as will be reflected on the MCM Financial Statements. Neither MCM nor any of its subsidiaries has any liabilities for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Employee Plan. All Employee Plans have been operated, administered and maintained in accordance with the terms thereof and in substantial compliance with the requirements of all applicable laws, orders, rules and regulations, including, without limitation, ERISA and the Code.

(f) Except as may be disclosed in Section 2.13(f) of the Disclosure Schedule, each benefit plan maintained by MCM or its subsidiaries for the benefit of its directors, officers and employees (including, but not limited to, defined contribution or savings plans and deferred compensation plans) is fully funded and, except with respect to the vested rights of participants in any such plan, unencumbered.

(g) Each Employee Plan intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the IRS that each such Employee Plan is so qualified, including with respect to "GUST" (as defined in Section 2 of Rev. Proc. 2002-6) and have been amended by the adoption of a "good faith EGTRRA amendment" as that phrase is defined in IRS Notice 2001-42, and by the adoption of a "Post-EGTRRA" amendment which incorporates the final regulations under Code Section 401(a)(9) with respect to required minimum distributions, and MCM is not aware of any circumstances likely to result in revocation of any such favorable determination letter. A copy of the most recent determination letter from the Internal Revenue Service with respect to MCM's Employee Stock Ownership Plan is attached as Section 2.13(g) of the Disclosure Schedule.

(h) No Employee Plan contains any provision which would prohibit the transactions contemplated by this Agreement, and the consummation of the transactions contemplated by this Agreement will not result in the payment, vesting, or acceleration of any benefit under any Employee Plan, or create or trigger any obligation or liability of Bancorp to any person that is not expressly set forth in the Disclosure Schedule, or result in any breach or violation of, or a default under, any of the Employee Plans.

2.14. Title to Properties; Insurance. (i) MCM and its subsidiaries have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except Taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the MCM Financial Statements and easements, rights-of-way, and other restrictions and imperfections not material in nature, and further excepting in the case of Other Real Estate Owned (as such real estate is internally classified on the books of MCM or its subsidiaries) rights of redemption under applicable law) to all of their owned real properties, (ii) all leasehold interests for real property and personal property used by MCM and its subsidiaries in their businesses are held pursuant to lease agreements which are valid and enforceable in accordance with their terms, (iii) all such properties comply with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of MCM, threatened with respect to such properties, (iv) MCM and its subsidiaries have valid title or other ownership rights under licenses to all intangible personal or intellectual property necessary to conduct the business and operations of MCM and its subsidiaries as presently conducted, free and clear of any claim, defense or right of any other person or entity, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not adversely interfere with the use of such property, (v) all insurable properties owned or held by MCM and its subsidiaries are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with bank holding companies of similar size, and there are presently no claims pending under such policies of insurance and no notices have been given by MCM or any of its subsidiaries under such policies, and (vi) all tangible properties used in the businesses of MCM and its subsidiaries are in good condition, reasonable wear and tear excepted, and are useable in the ordinary course of business consistent with past practices.

2.15. Environmental Matters.

(a) As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which MCM has done business or owned, leased or operated property, including, without limitation, the Federal Resource

Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

(b) Except as disclosed in Section 2.15(b) of the Disclosure Schedule, to MCM's knowledge, neither the conduct nor operation of MCM or any of its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated Environmental Laws in any material respect and, to MCM's knowledge, no condition has existed or event has occurred with respect to it or any such property that, with notice or the passage of time, or both, would constitute a violation of Environmental Laws or obligate (or potentially obligate) MCM or any subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would be material to MCM. Except as may be disclosed in Section 2.15(b) of the Disclosure Schedule, to MCM's knowledge, neither MCM nor any of its subsidiaries has received any notice from any person or entity that MCM or the subsidiary or the operation or condition of any facility or any property ever owned (including, without limitation, Other Real Estate Owned), leased or operated by it are or were in violation of any Environmental Laws or that MCM or any subsidiary is responsible (or potentially responsible) for remedying, or the cleanup of, any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

(c) Except as disclosed in Section 2.15(c) of the Disclosure Schedule, neither MCM nor any of its subsidiaries has received notice and does not have knowledge that any property in which MCM or any of its subsidiaries has a security interest, lien or other encumbrance violates or violated Environmental Laws in any material respect.

2.16. Compliance with Law. MCM and its subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses and are in compliance with all applicable laws and regulations.

2.17. Brokerage. There are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by MCM or its subsidiaries.

2.18. Undisclosed Liabilities. MCM and its subsidiaries do not have any material liability, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against MCM giving rise to any such liability), except (i) for liabilities set forth in the MCM Financial Statements, and (ii) as may be disclosed in Section 2.18 of the Disclosure Schedule.

2.19. Statements True and Correct. None of the information supplied or to be supplied by MCM or any of its subsidiaries for inclusion in (i) the Offering Statement (as defined in Section 4.7 hereof), (ii) the Proxy Statement/Prospectus (as defined in Section 4.5 hereof), and (iii) any document to be filed with the Securities and Exchange Commission (the "SEC") or any banking or thrift or other regulatory authority in connection with the transactions contemplated by this Agreement, will, at the respective times such documents are filed, and, in the case of the Offering Statement, when it becomes qualified, and, with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of MCM, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the MCM Stockholders' Meeting (as defined in Section 4.5 hereof), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the MCM Stockholders' Meeting. All documents that MCM is responsible for filing with the OTS or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

2.20. Material Contracts. Except as reflected in MCM's Financial Statements or as disclosed in Section 2.20 of the Disclosure Schedules, neither MCM nor its subsidiaries nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by MCM or its subsidiaries or the guarantee by MCM or its subsidiaries of any such obligation (other than contracts evidencing deposit liabilities, purchases of federal funds, fully secured repurchase agreements, trade payables, letters of credit, and contracts relating to borrowings or guarantees made in the ordinary course of business), and (ii) any other material contract (together with all contracts referred to in this Section 2.20, the "MCM Contracts." With respect to each MCM Contract, (i) the contract is in full force and effect, (ii) neither MCM nor its subsidiaries is in default thereunder, other than defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (iii) neither MCM nor its subsidiaries has repudiated or waived any material provision of any such contract, and (iv) no other party to any such contract is, to the knowledge of MCM or its subsidiaries, in default in any respect, or a has repudiated or waived any material provision thereunder. All of the indebtedness of MCM or its subsidiaries for money borrowed is prepayable at any time by MCM or its subsidiaries without penalty or premium.

3. Representations and Warranties of Bancorp. Subject to Section 1.11 hereof and except as disclosed in a Section of the Disclosure Schedule corresponding to the relevant Section in this Section 2, Bancorp hereby makes the following representations and warranties to Bancorp:

3.1. Organization and Capital Stock.

(a) Bancorp is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Missouri with full corporate power and authority and all necessary governmental authorizations to own all of its properties and assets, to incur all of its liabilities and to carry on its business as it is now being conducted. Farmers Bank is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Missouri with full corporate power and authority to own all of its properties and assets, to incur all of its liabilities and to carry on its business as it is now being conducted.

(b) The authorized capital stock of Bancorp consists of (i) 400,000 shares of Bancorp Common, par value $0.01 per share, of which, as of March 31, 2005, 60,395 shares were issued and outstanding. Bancorp has 100,000 authorized shares of preferred stock, none of which are issued or outstanding. All of the issued and outstanding shares of Bancorp Common are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of Bancorp Common has been issued in violation of any preemptive rights of the current or past stockholders of Bancorp. None of the issued and outstanding shares of Bancorp Common have voting rights that have been limited by the operation of Section 351.407 of the Missouri General and Business Corporation Law.

(c) Except as specifically set forth in subsection 3.1(b) hereof, there are no shares of capital stock or other equity securities of Bancorp outstanding and there are no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Bancorp or, except as otherwise set forth herein, contracts, commitments, understandings, or arrangements by which Bancorp is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

(d) The minute books of Bancorp and Farmers Bank accurately reflect all corporate actions held or taken by its shareholders and Board of Directors (including committees of the Board of Directors) since January 1, 1999. True, complete and correct copies of the minute books have been made available to MCM by Bancorp and Farmers Bank.

(e) The shares of Bancorp Common that are to be issued to the shareholders of MCM pursuant to the Merger have been, or will be, duly authorized and, when so issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

3.2. **Authorizations; No Defaults.** Bancorp's Board of Directors has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by Bancorp of its obligations hereunder. Nothing in the Charter or Bylaws of Bancorp, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it is bound or subject would prohibit or inhibit Bancorp from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Bancorp and constitutes a legal, valid and binding obligation of Bancorp, enforceable against Bancorp in accordance with its terms. Bancorp is not in default under or in violation of any provision of its charter or articles of incorporation, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to Bancorp.

3.3. **Subsidiaries; Partnerships; Joint Ventures.** Bancorp's direct or indirect subsidiaries (collectively, the "subsidiaries"), the name and jurisdiction of incorporation and principal business or purpose of which is disclosed in Section 3.3 of the Disclosure Schedule, are duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective incorporation and each has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted. Section 3.3 of the Disclosure Schedule describes the general types of activities engaged in by each of the subsidiaries of Bancorp. The number of issued and outstanding shares of capital stock of each subsidiary is disclosed in Section 3.3 of the Disclosure Schedule, all of which shares are owned by Bancorp or Bancorp's subsidiaries, as the case may be, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever. There are no options, warrants or rights outstanding to acquire any capital stock of any of Bancorp's subsidiaries and no person or entity has any other right to purchase or acquire any unissued shares of stock of any of Bancorp's subsidiaries, nor does any such subsidiary have any obligation of any nature with respect to its unissued shares of stock. Neither Bancorp nor any of its subsidiaries is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise. Copies of the Articles or Certificates of Incorporation and Bylaws of each direct and indirect subsidiary of Bancorp have previously been made available to MCM by Bancorp, and are true, complete and correct copies of such documents as in effect on the date of this Agreement. Bancorp is not a party to any partnership or joint venture.

3.4. **Financial Information.** The unaudited balance sheets of Bancorp as of December 31, 2004 and 2003, and related unaudited statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 2004, all of which are included in Section 3.4 of the Disclosure Schedule (together, the "Bancorp Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as disclosed therein) and fairly present the financial position and the results of operations, changes in stockholders' equity and cash flows of Bancorp as of the dates and for the periods indicated.

3.5. Absence of Changes. Since December 31, 2004, there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of Bancorp, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the Bancorp Financial Statements not misleading. Since the date of the most recent Federal Reserve Board examination reports, there has been no material adverse change in the financial condition, the results of operations or the business or prospects of Bancorp.

3.6. Regulatory Enforcement Matters. Neither Bancorp nor any subsidiary of Bancorp is subject or is party to, or has received any notice or advice that it may become subject or party to, any investigation with respect to, any cease-and-desist order, agreement, consent agreement, memorandum of understanding or other regulatory enforcement action, proceeding or order with or by, or is a party to any commitment letter or similar undertaking to, or is subject to any directive by, or has been a recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency that currently restricts the conduct of its business or that affect its capital adequacy, its credit policies, its management or its business (each, a "Regulatory Agreement"), nor has Bancorp nor any of its subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Bancorp or any other subsidiary.

3.7. **Taxes, Returns, and Reports.**

(a) Except as set forth in Schedule 3.7 hereto, since January 1, 2002 and for each year thereafter, Bancorp and each of its subsidiaries have filed a consolidated return as a member of an affiliated group of corporations (within the meaning of Section 1504 of the Code) and have: (i) timely, accurately, and duly filed all federal, state, local, and foreign Tax Returns (as defined below) of every type and kind required to be filed by them, and each such Tax Return is true, accurate, and complete in all respects; (ii) paid or otherwise adequately reserved in accordance with GAAP for all Taxes, assessments, and other governmental charges due or claimed to be due upon Bancorp and its subsidiaries or any of their income, properties, or assets, whether or not shown on any Tax Return; and (iii) not requested an extension of time for any such payments or for filing any Tax Return (except for any extension which is no longer in force). Bancorp has established, in accordance with GAAP, a reserve for Taxes in the Bancorp Financial Statements adequate to cover all of Bancorp's and each of its subsidiaries' Tax Liabilities for the periods then ending. Neither Bancorp nor any of its subsidiaries has, or will have, any Tax Liability of any nature for or with respect to the operation of their businesses, or ownership of their assets, from the date hereof up to and including the Effective Time, except to the extent set forth in Financial Statements or as accrued or reserved on the books and records of either Bancorp or any of its subsidiaries. Neither Bancorp nor or any of its subsidiaries is currently under audit by any federal, state, local, or other taxing authority and there is not currently pending, or, to the knowledge of Bancorp, likely to occur, any proceeding by any taxing authority with respect to their Taxes. Except as disclosed in Schedule 3.7 hereto, to Bancorp's knowledge, no federal, state, or local Tax Returns of Bancorp or any of its subsidiaries has been audited by any taxing authority. There are no liens for Taxes upon any of the assets Bancorp or any of its subsidiaries.

(b) With respect to Bancorp and its subsidiaries and their businesses, operations, affairs, and ownership of assets: (i) all Taxes that Bancorp and its subsidiaries are required by law to withhold or collect have been duly withheld or collected and have been timely paid over to the Internal Revenue Service or appropriate governmental agencies or authorities to the extent due and payable and are not subject to any Tax Liability in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party; (ii) all deficiencies of Taxes which have been claimed, proposed, or asserted against Bancorp or any of its subsidiaries have been fully paid or finally settled, and no issue has been raised in any examination which may be expected to result in the proposal or assertion of a deficiency of Taxes for any other year not so examined; (iii) no facts or circumstances exist that would constitute the basis for the proposal or assertion of any deficiencies of Taxes against Bancorp or any of its subsidiaries for any unexamined year or for the re-characterization of any item of income, expense, or deduction set forth on any income Tax Return filed by Bancorp or any of its subsidiaries resulting in any Taxes payable by Bancorp or any of its subsidiaries; (iv) Bancorp and each of its subsidiaries has complied in all respects with all legal requirements relating to all Taxes; (v) no claim exists or, to Bancorp's knowledge, has been asserted, threatened, or discussed by a government agency or authority for a jurisdiction where either Bancorp or any of its subsidiaries does not file Tax Returns to the effect that Bancorp or any of its subsidiaries is or may be subject to taxation by that governmental agency or authority; (vi) neither Bancorp nor any of its subsidiaries has agreed, or is required, to make any adjustment under Section 481(a) of the Code, or any comparable provision of state, county, local, or foreign law, by reason of a change in accounting method or otherwise; and (vii) neither Bancorp nor any of its subsidiaries nor any affiliate has entered into a "closing agreement" as described in Section 7121 of the Code that was executed on or prior to the Effective Time; and (viii) neither Bancorp nor any of its subsidiaries will be required as a result of the transactions contemplated by this Agreement to include in taxable income any amount as a result of an intercompany transaction or an excess loss account as described in Treasury Regulations under Section 1502 of the Code.

(c) Neither Bancorp nor any of its subsidiaries has ever been a "United States real property holding corporation" (as defined in Section 897(c) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Bancorp and each of its subsidiaries have disclosed on their federal, state, county, local, and foreign income tax returns, all positions taken therein that could, if not so disclosed, reasonably give rise to an accuracy-related penalty under Section 6662 of the Code (or any corresponding provision of state, county, local, or foreign Tax law). Neither Bancorp nor any of its subsidiaries nor any entity acting on their behalf has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither Bancorp nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any "excess parachute payment" within the meaning of Section 280G of the Code and (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code. Neither Bancorp nor any of its subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither Bancorp nor any of its subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which is Bancorp, and Bancorp is eligible to make an election under Section 338(h)(10) of the Code.

3.8. ***Litigation.*** Except as may be disclosed in Section 3.8 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of Bancorp, threatened, against Bancorp, or of which the property of Bancorp is or would be subject. There is no injunction, order, judgment, decree or regulatory restriction imposed upon Bancorp, or any of its subsidiaries or the assets of Bancorp or any of its subsidiaries. Since January 1, 2000, Bancorp and its subsidiaries have continuously maintained fidelity bonds insuring them against acts of dishonesty in such amounts as are customary, usual and prudent for organizations of their size and business. There are no facts which would form the basis of a claim or claims under such bonds. Neither Bancorp nor any of its subsidiaries has reason to believe that its fidelity coverage would not be renewed by the carrier on substantially the same terms as the existing coverage, except for possible premium increases unrelated to Bancorp's and its subsidiaries' past claim experience.

3.9. **Employment Agreements.** Except as may be disclosed in Section 3.9 of the Disclosure Schedule, Bancorp is not a party to or bound by any contract for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by Bancorp on thirty days written notice or less without the payment of any amount by reason of such termination. A true, accurate and complete copy of each such agreement, together with any and all amendments or supplements thereto, is included in Section 3.9 of the Disclosure Schedule.

3.10. **Reports.** Except as may be disclosed in Section 3.10 of the Disclosure Schedule, Bancorp has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the Federal Reserve Board, (ii) any applicable state securities or banking or thrift authorities, and (iii) any other governmental authority with jurisdiction over Bancorp. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Bancorp is not required to register any of its capital securities under Section 12 of the Securities Exchange Act of 1934, as amended.

3.11. **Investment Portfolio.** All investment securities held by Bancorp or its subsidiaries, as reflected in the consolidated balance sheets of Bancorp included in the Bancorp financial statements, are carried in accordance with generally accepted accounting principles, specifically, including but not limited to, FAS 115.

3.12. **Loan Portfolio.** Except as may be disclosed in Section 3.12 of the Disclosure Schedule, (i) all loans and discounts shown on the Bancorp Financial Statements at December 31, 2004, or which were entered into after December 31, 2004 but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of Bancorp, in accordance in all material respects with sound banking practices, and are not subject to any known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine and what they purport to be; (iii) Bancorp has complied and will prior to the Closing Date comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan; and (iv) the reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Bancorp Financial Statements are adequate in all respects under the requirements of generally accepted accounting principles applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

3.13. **Employee Matters and ERISA.**

(a) Neither Bancorp nor any of its subsidiaries has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of Bancorp or any of its subsidiaries and, to the knowledge of Bancorp, there is no present effort nor existing proposal to attempt to unionize any group of employees of Bancorp or any of its subsidiaries.

(b) Except as may be disclosed in Section 3.13(b) of the Disclosure Schedule, Bancorp has not entered into any employment agreement with respect to any of its employees.

(c) Except as may be disclosed in Section 3.13(c) of the Disclosure Schedule, (i) each of Bancorp and its subsidiaries is and has been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and neither Bancorp nor any of its subsidiaries is engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against Bancorp or any of its subsidiaries pending or, to the knowledge of Bancorp, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of Bancorp, threatened against or directly affecting Bancorp or any of its subsidiaries; and (iv) Bancorp has not experienced any work stoppage or other labor difficulty during the past five years.

(d) Except as may be disclosed in Section 3.13(d) of the Disclosure Schedule, neither Bancorp nor any of its subsidiaries maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") "), or any benefit or other compensation plan, including bonus, stock or incentive plans, supplemental retirement, severance, medical, disability, cafeteria benefit, dependent care benefit, life insurance, disability insurance, bonus, pension, 401(k), profit-sharing, or deferred compensation plans, programs, or arrangements, consulting contracts or other employee benefit or fringe benefit programs for the benefit of or affecting former or current employees of, consultants or former consultants of, or others performing (or those who have performed) services for Bancorp or any of its subsidiaries (the "Employee Plans"). To Bancorp's knowledge, no act or omission has occurred and no condition exists with respect to any Employee Plan that would subject Bancorp, any subsidiary, or any fiduciary of any Employee Plan to any fine, penalty, tax or liability of any kind imposed under ERISA or the Code or increase the cost of any Employee Plan. Bancorp and its subsidiaries do not participate in, nor has any of them in the past five years participated in, nor has any of them any present or future obligation or liability under, any multiemployer plan (as defined at Section 3(37) of ERISA). Except as may be disclosed in Section 3.13(d) of the Disclosure Schedule, neither Bancorp nor any of its subsidiaries maintains, contributes to, or participates in, any plan that provides health, dental, major medical, disability or life insurance benefits to former employees of Bancorp or its subsidiaries except as provided in Section 4980B of the Code.

(e) Bancorp and its subsidiaries do not maintain, nor have any of them maintained for the past ten years, any Employee Plans subject to Title IV of ERISA or Section 412 of the Code. To Bancorp's knowledge, no reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, and neither Bancorp nor any of its subsidiaries has received notice of any threatened or imminent claim with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which Bancorp or any subsidiary would be liable after December 31, 2004, except as will be reflected on the Bancorp Financial Statements. Neither Bancorp nor any of its subsidiaries has any liabilities for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Employee Plan. All Employee Plans have been operated, administered and maintained in accordance with the terms thereof and in substantial compliance with the requirements of all applicable laws, orders, rules and regulations, including, without limitation, ERISA and the Code.

(f) Except as may be disclosed in Section 3.13(f) of the Disclosure Schedule, each benefit plan maintained by Bancorp or its subsidiaries for the benefit of its directors, officers and employees (including, but not limited to, defined contribution or savings plans and deferred compensation plans) is fully funded and, except with respect to the vested rights of participants in any such plan, unencumbered.

(g) Each Employee Plan intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the IRS that each such Employee Plan is so qualified, including with respect to "GUST" (as defined in Section 2 of Rev. Proc. 2002-6) and have been amended by the adoption of a "good faith EGTRRA amendment" as that phrase is defined in IRS Notice 2001-42, and by the adoption of a "Post-EGTRRA" amendment which incorporates the final regulations under Code Section 401(a)(9) with respect to required minimum distributions, and Bancorp is not aware of any circumstances likely to result in revocation of any such favorable determination letter.

(h) No Employee Plan contains any provision which would prohibit the transactions contemplated by this Agreement, and the consummation of the transactions contemplated by this Agreement will not result in the payment, vesting, or acceleration of any benefit under any Employee Plan, or create or trigger any obligation or liability of Bancorp to any person that is not expressly set forth in the Disclosure Schedule, or result in any breach or violation of, or a default under, any of the Employee Plans.

3.14. *Title to Properties; Insurance.* (i) Bancorp and its subsidiaries have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except Taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the Bancorp Financial Statements and easements, rights-of-way, and other restrictions and imperfections not material in nature, and further excepting in the case of Other Real Estate Owned (as such real estate is internally classified on the books of Bancorp or its subsidiaries) rights of redemption under applicable law) to all of their owned real properties, (ii) all leasehold interests for real property and personal property used by Bancorp and its subsidiaries in their businesses are held pursuant to lease agreements which are valid and enforceable in accordance with their terms, (iii) all such properties comply with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of Bancorp, threatened with respect to such properties, (iv) Bancorp and its subsidiaries have valid title or other ownership rights under licenses to all intangible personal or intellectual property necessary to conduct the business and operations of Bancorp and its subsidiaries as presently conducted, free and clear of any claim, defense or right of any other person or entity, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not adversely interfere with the use of such property, (v) all insurable properties owned or held by Bancorp and its subsidiaries are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with bank holding companies of similar size, and there are presently no claims pending under such policies of insurance and no notices have been given by Bancorp or any of its subsidiaries under such policies, and (vi) all tangible properties used in the businesses of Bancorp and its subsidiaries are in good condition, reasonable wear and tear excepted, and are useable in the ordinary course of business consistent with past practices.

3.15. **Environmental Matters.**

(a) Except as disclosed in Section 3.15(a) of the Disclosure Schedule, to Bancorp's knowledge, neither the conduct nor operation of Bancorp or any of its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated Environmental Laws in any material respect and, to Bancorp's knowledge, no condition has existed or event has occurred with respect to it or any such property that, with notice or the passage of time, or both, would constitute a violation of Environmental Laws or obligate (or potentially obligate) Bancorp or any subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would be material to Bancorp. Except as may be disclosed in Section 3.15(a) of the Disclosure Schedule, to Bancorp's knowledge, neither Bancorp nor any of its subsidiaries has received any notice from any person or entity that Bancorp or the subsidiary or the operation or condition of any facility or any property ever owned (including, without limitation, Other Real Estate Owned.), leased or operated by it are or were in violation of any Environmental Laws or that Bancorp or any subsidiary is responsible (or potentially responsible) for remedying, or the cleanup of, any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

(b) Except as disclosed in Section 3.15(b) of the Disclosure Schedule, neither Bancorp nor any of its subsidiaries has received notice and does not have knowledge that any property in which Bancorp or any of its subsidiaries has a security interest, lien or other encumbrance violates or violated Environmental Laws in any material respect.

3.16. **Compliance with Law.** Bancorp and its subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses and are in compliance with all applicable laws and regulations.

3.17. **Brokerage.** There are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by Bancorp or its subsidiaries.

3.18. **Undisclosed Liabilities.** Bancorp and its subsidiaries do not have any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Bancorp giving rise to any such liability), except (i) for liabilities set forth in the Bancorp Financial Statements, and (ii) as may be disclosed in Section 3.18 of the Disclosure Schedule.

3.19. **Statements True and Correct.** None of the information supplied or to be supplied by Bancorp or any of its subsidiaries for inclusion in (i) the Offering Statement, (ii) the Proxy Statement/Prospectus, and (iii) any document to be filed with the SEC or any banking or thrift or other regulatory authority in connection with the transactions contemplated by this Agreement, will, at the respective times such documents are filed, and, in the case of the Offering Statement, when it becomes qualified, and, with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of Bancorp, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Bancorp Stockholders' Meeting (as defined in Section 4.5 hereof), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Bancorp Stockholders' Meeting. All documents that Bancorp is responsible for filing with the Federal Reserve Board, the OTS or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.

3.20. **Material Contracts.** Except as reflected in Bancorp's Financial Statements or as disclosed in Section 3.20 of the Disclosure Schedule, neither Bancorp nor its subsidiaries nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by Bancorp or its subsidiaries or the guarantee by Bancorp or its subsidiaries of any such obligation (other than contracts evidencing deposit liabilities, purchases of federal funds, fully secured repurchase agreements, trade payables, letters of credit, and contracts relating to borrowings or guarantees made in the ordinary course of business), and (ii) any other material contract (together with all contracts referred to in this Section 3.20, the "Bancorp Contracts." With respect to each Bancorp Contract, (i) the contract is in full force and effect, (ii) neither Bancorp nor its subsidiaries is in default thereunder, other than defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, (iii) neither Bancorp nor its subsidiaries has repudiated or waived any material provision of any such contract, and (iv) no other party to any such contract is, to the knowledge of Bancorp or its subsidiaries, in default in any respect, or a has repudiated or waived any material provision thereunder. All of the indebtedness of Bancorp or its subsidiaries for money borrowed is prepayable at any time by Bancorp or its subsidiaries without penalty or premium.

4. **Actions Prior To and On the Closing.** The parties respectively covenant as follows for the period from the date hereof through and including the Closing Date.

4.1. Business in Ordinary Course.

(a) Neither Bancorp nor MCM shall declare or pay a dividend or make any other distribution to stockholders, whether in cash, stock or other property, after the date of this Agreement except that a party may declare and pay quarterly, semiannual or annual cash dividends during the pendency of this Agreement in amounts no greater than the amounts declared and paid in that party's most recently ended fiscal year, except that MCM may declare and pay cash dividends to its stockholders in such amount or amounts as it in its sole discretion may deem desirable, provided that MCM shall not declare or pay any such dividend to its stockholders if such dividend would reduce MCM's book value as of the last day of the month preceding the Closing to below $4.9 million.

(b) Each of MCM and Bancorp shall continue to carry on, after the date hereof, its business and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and shall preserve intact its business organizations and assets and maintain its rights and franchises, and by way of amplification and not limitation, neither party shall, without the prior written consent of the other party (which shall not be unreasonably withheld or delayed):

(i) issue any common or other capital stock or any options, warrants, or other rights to subscribe for or purchase common or any other capital stock or any securities convertible into or exchangeable for any capital stock, except that prior to the Effective Time, Bancorp shall effect the Bancorp Stock Split; or

(ii) directly or indirectly redeem, purchase or otherwise acquire any of its common or other capital stock, except that Bancorp may purchase up to 500 shares of Bancorp Common at prices to be negotiated by Bancorp not to exceed the book value per share of Bancorp Common as of the end of the preceding calendar month; or

(iii) effect a reclassification, recapitalization, split-up, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize; or

(iv) except as contemplated herein, change its charter or certificate or articles of incorporation or association, as the case may be, or bylaws; or

(v) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to directors, officers or salaried employees or grant any stock options or, except as required by law or as otherwise contemplated herein, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, payment or arrangement made to, for or with any of such directors, officers or employees, except that MCM may adopt a plan providing for the awarding of deferred bonuses, which plans shall be funded with the purchase of bank-owned life insurance in a lump sum investment not to exceed $600,000; or

(vi) borrow or agree to borrow any funds, except for Federal Home Loan Bank advances or federal funds transactions in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any obligations of others; or

(vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit other than in the ordinary course of business consistent with past practice, without the prior written consent of the other party; or

(viii) purchase or otherwise acquire any investment security for its own account having an average remaining life to maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or any other government agency; or

(ix) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; or

(x) except as otherwise contemplated herein, enter into any agreement, contract or commitment out of the ordinary course of business or having a term in excess of three months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; or

(xi) except in the ordinary course of business, sell any of its assets having a book value in excess of $100,000 or place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

(xii) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to that party or any claims that such party may possess or waive any material rights of substantial value; or

(xiii) except as otherwise contemplated herein, sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness to the party; or

(xiv) commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a Material Adverse Effect; or

(xv) violate any law, statute, rule, governmental regulation, or order, which violation might have a Material Adverse Effect; or

(xvi) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $25,000, other than foreclosures in the ordinary course of business; or

(xvii) change accounting principles or practices, or the method of applying such principles or practices; or

(xviii) commence any litigation other than in accordance with past practice or enter into any settlement of any litigation involving any liability for money damages in excess of $100,000 or material restrictions upon the operations of MCM or Bancorp; or

(xix) enter into any agreement or commitment with respect to any of the foregoing.

(c) Neither party shall, without the prior written consent of the other, (i) engage in any transaction or take any action that would render untrue in any material respect any of its representations and warranties contained herein, if such representations and warranties were given as of the date of such transaction or action, or (ii) take any action which would (a) adversely affect the ability of MCM or Bancorp to obtain any consents required for the transactions contemplated hereby without imposition of a Burdensome Condition, as defined in Section 6.1(d) of this Agreement or (b) adversely affect in any material respect the ability of either MCM or Bancorp to perform its covenants and agreements under this Agreement..

(d) Each party shall promptly notify the other in writing of the occurrence of any matter or event known to and directly involving the notifying party, not including any changes in conditions that affect the banking industry generally, that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of the notifying party.

4.2. Board Actions.

(a) Bancorp's Board of Directors shall take such actions as may be necessary under Missouri law and its certificate of incorporation and bylaws, including, if necessary, submitting the matter to Bancorp's stockholders at the Bancorp Stockholders' Meeting contemplated in Section 4.5 herein, to: (i) amend Bancorp's certification to increase the authorized number of common shares so that sufficient Bancorp common shares will be authorized for issuance in order to pay a six-for-one stock split to the stockholders of Bancorp prior to the Closing (the "Bancorp Stock Split") and to pay the aggregate Merger Consideration to the stockholders of MCM; and (ii) amend Bancorp's Bylaws to increase the number of directors comprising Bancorp's Board of Directors to fifteen.

(b) MCM's Board of Directors shall take such actions as may be necessary under Federal banking law and its Charter and bylaws, including, if necessary, submitting the matter to MCM's stockholders at the MCM Stockholders' Meeting contemplated in Section 4.5 herein, to amend Bancorp's Bylaws, to be effective as of the Combination Closing, to increase the number of directors comprising MCM's Board of Directors to fifteen.

4.3. Breaches. Each party shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the other party and use its best efforts to prevent or promptly remedy the same.

4.4. Other Negotiations.

(a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of the other party, neither MCM nor Bancorp shall permit nor authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit or encourage, or provide information to, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to MCM or Bancorp, as the case may be, or to which MCM or Bancorp, as the case may be, may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions").

(b) Each party shall promptly communicate to the other party the terms of any proposal, indication of interest, or offer that it may receive with respect to an Acquisition Transaction. The receiving party may, in response to an unsolicited written proposal, indication of interest, or offer with respect to an Acquisition Transaction from a third party, furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into agreements, arrangements or understandings with such third party with respect to such Acquisition Transaction, in each case, only if the receiving party's Board of Directors determines in good faith by majority vote, after consultation with such party's financial advisors and outside legal counsel in a meeting duly called and held in accordance with such party's bylaws, that failing to take such action would likely be inconsistent with the fiduciary duties of the members of such party's Board of Directors.

(c) This Section 4.4 shall not authorize MCM or Bancorp or any of their directors, officers, employees, agents or representatives, to initiate any discussions or negotiations with respect to an Acquisition Transaction with a third party.

4.5. ***Submission to Stockholders.*** Each party shall cause to be duly called and held, on a date or dates mutually selected by Bancorp and MCM, a special meeting of its shareholders (the "MCM Stockholders' Meeting" and the "Bancorp Stockholders Meeting," as the case may be) for submission of this Agreement, the Merger Agreement and the Merger, and any matters required to be submitted to shareholders as contemplated under Section 4.2 herein, for approval of such shareholders as required by law. MCM shall cooperate and assist Bancorp in preparing and filing a Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") with the SEC, the OTS and the Federal Reserve Board, if required, and, upon approval from the OTS and the Federal Reserve Board, if such approval is required, MCM and Bancorp shall mail such Proxy Statement/Prospectus to their respective shareholders. MCM shall furnish Bancorp all information concerning itself that Bancorp may reasonably request in connection with such Proxy Statement/Prospectus. Subject to its fiduciary duty as advised by counsel, the Board of Directors of each party shall recommend to its stockholders the approval of this Agreement, the Merger Agreement and the Merger and use its best efforts to obtain such stockholder approval.

4.6. ***Consents to Contracts and Leases.*** Each party shall use its best efforts to obtain all necessary consents with respect to all interests of that party in any material leases, licenses, contracts, instruments and rights that require the consent of another person for their transfer or assumption pursuant to the Merger, if any.

4.7. ***Consummation of Agreements.*** Each party shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement, to effect the Merger in accordance with the terms and provisions hereof and to obtain all necessary approvals and consents on its part to be obtained pursuant to this Agreement. Each party shall furnish to the other party in a timely manner all information, data and documents in the possession or under its control requested by the other party as may be required to obtain any necessary regulatory or other approvals of the Merger or to file with the SEC an offering statement on Form 1-A (the "Offering Statement") relating to the shares of Bancorp Common that may be issued to the shareholders of MCM pursuant to the Merger and this Agreement, and the parties shall otherwise cooperate fully to carry out the purpose and intent of this Agreement.

4.8. ***Access to Information.*** Each party shall permit the other party reasonable access in a manner which will avoid undue disruption or interference with that party's normal operations to its properties and shall disclose and make available to the other party all books, documents, papers and records relating to its assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which the other party may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, each party shall include in its Disclosure Schedule all available environmental information, including without limitation environmental and regulatory reports, studies, notices, claims and any material of whatever kind. Each party shall hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.1 hereof.

4.9. Resale Restrictions. MCM shall obtain and deliver to Bancorp, at least 30 days prior to the Closing Date, the signed agreement, in the form of Exhibit 4.9 hereto, of each person who may reasonably be deemed an "affiliate" of MCM within the meaning of such term as used in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), regarding compliance with the provisions of Rule 145.

4.10. **Farmers Bank Merger.** Upon the mutual agreement of the parties, MCM shall enter into (x) a merger agreement with Farmers Bank, subject to the conditions of this Agreement, and take all other actions and cooperate with Bancorp in causing such merger to be effected or (y) a Farmers Bank Purchase Agreement (as such term is defined below). Either such agreement shall provide, in addition to customary terms for the combination of subsidiary bank operations in transactions such as this: (i) for consummation of any transaction contemplated by such agreement on a date on or after the Closing Date, as may be selected by Bancorp and MCM, and (ii) that the obligations of MCM thereunder are conditioned on the prior or simultaneous consummation of the Merger pursuant to this Agreement. For purposes of this Agreement, a "Farmers Bank Purchase Agreement" is an agreement pursuant to which MCM would agree to acquire from the Other Institution assets and liabilities that were formerly the assets and liabilities of Farmers Bank at the Effective Time and that were acquired by the Other Institution in the Farmer's Bank Merger.

4.11. **Regulatory Approvals and Offering Statement.** Bancorp and MCM shall use their best efforts to file all regulatory applications required in order to consummate the Merger, including but not limited to the necessary applications for the prior approval of the OTS and the Federal Reserve Board. Each party shall keep the other party reasonably informed as to the status of such applications and make available to the other party, upon reasonable request by the other party from time to time, copies of such applications and any supplementally filed materials. Each of Bancorp and MCM agrees to cooperate in the preparation of an Offering Statement to be filed with the SEC and any state securities regulatory agency with jurisdiction relating to the shares of Bancorp Common to be issued to the shareholders of MCM pursuant to this Agreement and shall use its best efforts to cause the Offering Statement to become qualified or otherwise approved by the SEC and such state securities regulators. At the time the Offering Statement becomes qualified, the Offering Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the shareholders of MCM, at the time of the Stockholders' Meeting and at the Effective Time the Proxy Statement/Prospectus included as part of the Offering Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading. Assuming the issuance of shares of Bancorp Common is exempted from registration pursuant to Regulation A under the Securities Act of 1933, as amended, as a result of the filing of a Form 1-A with the SEC, such stock shall be freely tradeable by the shareholders of MCM except to the extent that the transfer of any shares of Bancorp Common received by shareholders of MCM is subject to the provisions of Rule 145 under the Securities Act of 1933, as amended, or restricted under tax rules. Bancorp shall timely file all documents required to obtain all necessary permits and approvals from state securities agencies or authorities, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis.

4.12. Reports. Each party and its subsidiaries shall file all reports required to be filed by it with the applicable regulatory authorities between the date of this Agreement and the Effective Time and shall deliver to the other party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the regulatory authorities, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and cash flows for the periods then ended in accordance with generally accepted accounting principles (subject in the case of interim financial statements to normal recurring period-end adjustments that would not have a Material Adverse Affect). As of their respective dates, such reports filed with the regulatory authorities shall be prepared in accordance with laws applicable to such reports.

5. *Actions after the Closing.*

5.1. Directors and Officers Liability Insurance and Indemnification.

(a) At the Effective Time and subject to applicable law, Bancorp will provide directors and officers insurance coverage for MCM's directors and officers either, at MCM's election, (i) by purchasing continuation coverage under current policy for directors and officers for a period not less than three years after the Effective Time, or (ii) if Bancorp current directors' and officers' policy provides substantially similar coverage as MCM's current policy, by obtaining coverage under Bancorp's current policy to provide coverage for MCM's directors and officers on a prior acts basis for à period not less than three years prior to the Effective Time.

(b) For the applicable statute of limitations period or three years, whichever is greater, Bancorp shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of MCM and its subsidiaries (each, an "Indemnified Party") against all losses, expenses, claims, damages or liabilities arising out of actions (not including, however, such intentional or willful acts of an Indemnified Party) or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under the Federal Laws and by MCM's Charter as in effect on the date hereof (and, with respect to predecessors of MCM, the applicable laws, charter and bylaws pertaining thereto), including provisions relating to advances of expenses incurred in the defense of any action or suit.

(c) This Section 5.1 shall be construed as an agreement as to which the directors and officers of MCM referred to herein are intended to be third party beneficiaries and shall be enforceable by such persons and their heirs and representatives.

5.2. Employee Benefits.

(a) From and after the Combination Closing (or, if directed by Bancorp, from and after the Effective Time), MCM shall employ, or continue to employ, as applicable, all present employees who are employed without employment contracts as employees at will of MCM or Farmers Bank (each such MCM or Farmers Bank employee being referred to herein as a "Continuing Employee"), subject to the determinations of MCM management and Board of Directors.

(b) As of the Effective Time, the Bancorp Board of Directors shall appoint Bayard C. Plowman as Chairman of the Board of Directors of Bancorp if he is the Chairman of the Board of Directors of Bancorp immediately prior to the effective time, B. Stevens Plowman as President and Chief

Executive Officer of Bancorp if he is the President and Chief Executive Officer of Bancorp immediately prior to the effective time and William M. Sharp as Executive Vice President and Chief Operating Officer of Bancorp if he is the President and Chief Executive Officer of MCM immediately prior to the Effective Time. As of the Combination Closing, the MCM Board of Directors shall appoint Bayard C. Plowman as Chairman of the Board of Directors of MCM if he is the Chairman of the Board of Directors of Bancorp immediately prior to the effective time, B. Stevens Plowman as President of MCM if he is the President and Chief Executive Officer of Bancorp immediately prior to the effective time and William M. Sharp as Executive Vice President and Chief Operating Officer of MCM if he is the President and Chief Executive Officer of MCM immediately prior to the Effective Time.

(c) The Farmers & Merchants Bank of Hannibal 401(k) & Profit Sharing Plan shall continue after the Merger, and Continuing Employees shall be entitled to participate therein on an equal basis, provided that the individuals employed by MCM immediately prior to the Effective Time shall be given credit for past years of service with respect to vesting under such plan.

(d) Prior to the Effective Time, MCM and Bancorp shall jointly develop a plan for determining the health and welfare benefit plans to continue in effect following the Combination Closing, provided that such plans shall provide that the Continuing Employees shall participate in such welfare benefit plans on an equal basis and that Continuing Employees shall be given credit for past years of service with MCM or Bancorp or Farmers Bank. In addition, with respect to participation in medical and dental insurance programs following the Combination Closing (or, if directed by Bancorp, from and after the Effective Time), Continued Employees and their dependents shall not be subject to uninsured waiting periods or pre-existing condition exclusions, provided such employees and their dependents were not subject to any such waiting periods or exclusions immediately prior to the Combination Closing under the health or welfare benefit plans of MCM or Farmers Bank.

(e) Notwithstanding anything herein to the contrary, Bancorp shall acknowledge and assume, upon consummation of the Merger, the obligations of MCM under its employment and severance agreements, supplemental retirement plans and arrangements, deferred compensation plans and arrangements, and related trusts, and other compensation or benefit arrangements, including, without limitation, all of the same maintained or provided by any subsidiary of MCM, but only to the extent such obligations are described in Section 2.9 of the Disclosure Schedule.

(f) MCM's Employee Stock Ownership Plan (the "MCM ESOP") shall be administered in accordance with its terms, as in effect as of the date of this Agreement until the Effective Time; except that MCM shall take such actions as MCM and Bancorp may agree (i) to freeze the ESOP with respect to future eligibility, accruals and contributions, (ii) to assist Bancorp with another transfer with respect to the ESOP, and/or (iii) to terminate the ESOP and assist Bancorp in accomplishing (1) a trust-to-trust transfer of the assets and liabilities as of the Effective Time from the ESOP, and/or (2) a direct rollover of participant accounts from the ESOP. If termination is selected, as soon as practicable after the Effective Time, MCM shall apply for a determination letter from the IRS with respect to the termination of the MCM ESOP, and no distributions of account balances to ESOP participants shall be made from the MCM ESOP until a favorable determination letter from the IRS as to the tax qualified status of the MCM ESOP upon its termination under Sections 401(a) and 4975(e)(7) of the Code (the "Final Determination Letter") is received. MCM and Bancorp agree that the MCM ESOP shall be amended to the extent necessary to take the actions necessary to comply with the agreements of the parties under this Section 5.2(f). All MCM ESOP participants shall fully vest and have a nonforfeitable interest in their accounts under the MCM ESOP as of the Effective Time.

5.3. Composition of Board of Directors.

(a) Bancorp's Board of Directors will take all reasonably necessary and appropriate steps to appoint to the Bancorp Board each of the members of the Board of Directors of MCM who are not members of the Bancorp Board prior to such time. Each such appointment shall be effective as of the Effective Time and shall be contingent upon the receipt of any required regulatory consents or approvals, the due qualification of such MCM Board members to be members of the Bancorp Board of Directors and compliance with all applicable law.

(b) MCM's Board of Directors will take all reasonably necessary and appropriate steps to appoint to the MCM Board each of the members of the Board of Directors of Bancorp who are not members of the MCM Board prior to such time. Each such appointment shall be effective as of the Combination Closing and shall be contingent upon the receipt of any required regulatory consents or approvals, the due qualification of such Bancorp Board members to be members of the MCM Board of Directors and compliance with all applicable law.

5.4. **Dividend Policy.** The parties contemplate that, after the Effective Time, the Board of Directors of Bancorp will consider declaring and paying semiannual dividends in amounts consistent with the dividend policies of Bancorp prior to the Effective Time, it being understood that the declaration and payment of dividends shall be within the discretion of the Board of Directors and shall be consistent with all applicable law.

5.5. **Bancorp 2006 Annual Meeting.** If the Effective Time is within 60 days of the date established in Bancorp's bylaws for its 2006 annual meeting of shareholders, Bancorp's Board of Directors shall take such actions as are necessary and appropriate and in compliance with such bylaws to reschedule the 2006 annual meeting so that there will be at least 60 days between the Effective Time and such annual meeting and that the record date for such annual meeting will be no more than 30 days prior to the annual meeting.

6. ***Conditions Precedent to the Merger.***

6.1. **Conditions to Obligations of Bancorp.** The obligations of Bancorp to effect the Merger shall be subject to the satisfaction (or waiver by Bancorp) prior to or on the Closing Date of the following conditions:

(a) The representations and warranties made by MCM in this Agreement shall be true and correct (subject to the standard in Section 1.11 hereof) on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except for any such representations and warranties made only as of a specified date which shall be true and correct (subject to the standard in Section 1.11 hereof) as of such date); and

(b) MCM shall have performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement; and

(c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Regulatory Agency or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and

(d) All necessary regulatory approvals, consents, authorizations and other approvals, including the approval of this Agreement and the Merger by the shareholders of MCM and Bancorp, required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired, and no regulatory approval shall have imposed any condition, requirement or restriction which the Board of Directors of Bancorp reasonably determines in good faith would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement to Bancorp and its shareholders as to render inadvisable the consummation of the Merger (any such condition, requirement or restriction, a "Burdensome Condition"); and

(e) The shareholders of Bancorp shall have approved this Agreement and the transactions contemplated thereby, including but not limited to the Merger; and

(f) Bancorp shall have received all documents required to be received from MCM on or prior to the Closing Date, all in form and substance reasonably satisfactory to Bancorp; and

(g) The Offering Statement shall have qualified for an exemption from registration under the Securities Act pursuant to Regulation A promulgated thereunder and shall be qualified or otherwise approved under the Securities Act and the securities laws of the states with which the Offering Statement was filed and no stop orders suspending the qualification of the Offering Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC or any state securities agency; and

(h) Bancorp shall have received an opinion of its counsel, Lewis, Rice & Fingersh, L.C., dated as of the Effective Time to the effect that if the Merger is consummated in accordance with the terms set forth in this Agreement and on the basis of relevant facts, representations and assumptions set forth in such opinion, the Merger will qualify for federal income tax purposes as a reorganization under Section 368(a) of the Code. Such counsel may rely on representations of the parties which shall be delivered to such counsel in such form and substance as shall be satisfactory to such counsel; and

(i) Shareholders of MCM and Bancorp who have timely notified MCM and Bancorp of their intent to exercise dissenters rights under federal law (in the case of MCM) or Missouri law (in the case of Bancorp) shall not hold shares of MCM Common Stock and Bancorp Common Stock that, in the aggregate and giving effect to the conversion of MCM Common Stock into Bancorp Common Stock in the Merger, would represent more than 10 percent of the number of shares of Bancorp Common Stock that would be issued and outstanding immediately after the Effective Time had no shareholders of either company provided notice of their intent to exercise dissenters rights; and

(j) If a Farmers Bank Merger Agreement and a Farmers Bank Purchase Agreement shall have been entered into, all necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the transactions contemplated by such agreements shall have been received and all waiting periods required by law shall have expired, and no regulatory approval shall have imposed a Burdensome Condition and all other conditions to consummation of such agreements shall have been satisfied.

6.2. **Conditions to Obligations of MCM.** The obligations of MCM to effect the Merger shall be subject to the satisfaction (or waiver by MCM) prior to or on the Closing Date of the following conditions:

(a) The representations and warranties made by Bancorp in this Agreement shall be true and correct (subject to the standard in Section 1.11 hereof) on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except for any such representations and warranties made only as of a specified date which shall be true and correct (subject to the standard in Section 1.11 hereof) as of such date); and

(b) Bancorp shall have performed and complied in all material respects with all of its obligations and agreements hereunder required to be performed on or prior to the Closing Date under this Agreement; and

(c) No Injunction preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Regulatory Agency or any other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and

(d) All necessary regulatory approvals, consents, authorizations and other approvals, including the requisite approval of this Agreement and the Merger by the shareholders of MCM, required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired, and no regulatory approval shall have imposed any condition, requirement or restriction which the Board of Directors of MCM reasonably determines in good faith would impose a Burdensome Condition; and

(e) The shareholders of Bancorp shall have approved this Agreement and the transactions contemplated thereby, including but not limited to the Merger; and

(f) MCM shall have received all documents required to be received from Bancorp and Interim Bank on or prior to the Closing Date, all in form and substance reasonably satisfactory to MCM; and

(g) The Offering Statement shall have qualified for an exemption from registration under the Securities Act pursuant to Regulation A promulgated thereunder and shall be qualified or otherwise approved under the Securities Act and the securities laws of the states with which the Offering Statement was filed and no stop orders suspending the qualification of the Offering Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC or any state securities agency; and

(h) MCM shall have received a copy of the opinion of Bancorp's counsel, addressed to MCM, contemplated by Section 6.1(h) hereof; and

(i) MCM shall have received, as of the date of the Proxy Statement/Prospectus or as of a date not more than five business days prior thereto, the favorable written opinion of its financial advisor, Feldman Financial Advisors, Inc., regarding the fairness from a financial point of view of the consideration to be received by the shareholders of MCM in the Merger; and

(j) Shareholders of MCM and Bancorp who have timely notified MCM and Bancorp of their intent to exercise dissenters rights under federal law (in the case of MCM) or Missouri law (in the case of Bancorp) shall not hold shares of MCM Common Stock and Bancorp Common Stock that, in the aggregate and giving effect to the conversion of MCM Common Stock into Bancorp Common Stock in the Merger, would represent more than 10 percent of the number of shares of Bancorp Common Stock that would be issued and outstanding immediately after the Effective Time had no shareholders of either company provided notice of their intent to exercise dissenters rights; and

(k) If a Farmers Bank Merger Agreement and a Farmers Bank Purchase Agreement shall have been entered into, all necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the transactions contemplated by such agreements shall have been received and all waiting periods required by law shall have expired, and no regulatory approval shall have imposed a Burdensome Condition and all other conditions to consummation of such agreements shall have been satisfied.

7. Termination.

7.1. **Mutual Agreement.** This Agreement may be terminated by the mutual written agreement of the parties at any time prior to the Closing Date, regardless of whether stockholder approval of this Agreement and the Merger shall have been previously obtained.

7.2. **Breach of Agreement.** In the event that there is a breach in any of the representations and warranties (subject to the standard in Section 1.11 hereof) or a material breach of any of the agreements of Bancorp, on the one hand, or MCM, on the other hand, which breach is not cured within 30 days after written notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party, regardless of whether approval of this Agreement and the Merger by shareholders shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

7.3. **Other Termination Rights.** Either party may terminate this Agreement if the Board of Directors of the other party shall withdraw, modify or change its recommendation to shareholders with respect to approval of this Agreement and the Merger in a manner adverse to the first party, or if the Board of Directors of the other party approves or recommends any Acquisition Transaction, or if the Board of Directors of the other party shall have resolved or publicly announced an intention to do either of the foregoing, by giving notice thereof to the other party.

7.4. **Failure of Conditions.** In the event any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.2 hereof has lapsed, then such party may, regardless of whether approval of this Agreement and the Merger by the shareholders of MCM or Bancorp shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

7.5. **Regulatory Approval Denial; Burdensome Condition.** If any regulatory application filed pursuant to Section 4.11 hereof should be finally denied or disapproved by the respective regulatory authority, then this Agreement thereupon shall be deemed terminated and canceled; *provided, however,* that a request for additional information or undertaking by the applicant, as a condition for approval, shall not be deemed to be a denial or disapproval so long as the applicant diligently provides the requested information or undertaking. In the event that an application is denied pending an appeal, petition for review, or similar such act on the part of the applicant (hereinafter referred to as the "appeal") then the application shall be deemed denied unless the applicant prepares and timely files such appeal and continues the appellate process for purposes of obtaining the necessary approval. Either party may terminate this Agreement if its Board of Directors shall have reasonably determined in good faith that any of the requisite regulatory approvals imposes a Burdensome Condition, and such party shall deliver written notice of such determination to the other party not later than 30 days after receipt by such party of notice of the imposition of such Burdensome Condition from the applicable Regulatory Agency (unless an appeal of such determination is being pursued by such party, in which event the foregoing notice shall be given within 30 days of the termination of any such appeal by such party or the denial of such appeal by the appropriate Regulatory Agency).

7.6. **Shareholder Approval Denial.** If this Agreement and the relevant transactions contemplated by this Agreement, including the Merger, are not approved by the requisite vote of the shareholders of MCM at the MCM Stockholders' Meeting, then either party may terminate this Agreement. If this Agreement and the relevant transactions contemplated by this Agreement, including the Merger, are not approved by the vote of the shareholders of Bancorp at the Bancorp Stockholders' Meeting, then either party may terminate this Agreement.

7.7. **Regulatory Enforcement Matters.** In the event that MCM or any of its subsidiaries shall, after the date hereof, become a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with a Regulatory Agency, which would have a material adverse effect on MCM, then Bancorp may terminate this Agreement. In the event that Bancorp or any of its subsidiaries shall, after the date hereof, become a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with a Regulatory Agency, which would have a material adverse effect on Bancorp, then MCM may terminate this Agreement.

7.8. **Fall-Apart Date.** If the Closing Date does not occur on or prior to March 31, 2006, then this Agreement may be terminated by either party by giving written notice thereof to the other, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement.

7.9. **Notice of Termination.** In the event of termination of this Agreement by either Bancorp or MCM pursuant to Section 7.1, the terminating Party must give prompt written notice thereof to the non-terminating Party.

7.10. **Effect of Termination.** In the event of the termination of this Agreement pursuant to this Section 7, this Agreement, except for the provisions of Section 8.3 hereof and the provisions of this Section 7.10 and Section 8.5 hereof, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders.

8. General Provisions.

8.1. **Confidential Information.** The parties acknowledge the confidential and proprietary nature of the "Information" (as hereinafter described) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such "Information" will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating the transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

8.2. **Publicity.** Bancorp and MCM shall cooperate with each other in the development and distribution of, and mutually agree upon the form and content of, all news releases and other written public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other written public disclosure without the prior consent of the other party, unless such is required by law or the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which such latter event the parties shall consult with each other regarding such responsive public disclosure.

8.3. **Return of Documents.** Upon termination of this Agreement without the Merger becoming effective, each party shall deliver to the other originals and all copies of all Information made available to such party and will not retain any copies, extracts or other reproductions in whole or in part of such Information.

8.4. Notices. All notices, consents, requests, demands and other communications hereunder are to be in writing, and are deemed to have been duly given or made: (i) when delivered in person; (ii) three days after deposited in the United States mail, first class postage prepaid; (iii) in the case of telegraph or overnight courier services, one Business Day after delivery to the telegraph company or overnight courier service with payment provided; (iv) in the case of telecopy or fax, when sent, verification received; or (v) in the case of electronic transmission such as e-mail, when sent; in each case addressed as follows:

(a) if to Bancorp:

B. Stevens Plowman
President and Chief Executive Officer
Farmers & Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401
Facsimile: 573-221-4122
e-mail: splowman@bankfm.com

with a copy to:

Leonard J. Essig, Esq.
Lewis, Rice & Fingersh, L.C.
500 North Broadway, Suite 2000
St. Louis, Missouri 63102
Facsimile: (314) 241-6056
e-mail: lessig@lewisrice.com

and

(b) if to MCM:

William M. Sharp
President and Chief Executive Officer
MCM Savings Bank, F.S.B.
228 Broadway
Hannibal, Missouri 63401
Facsimile: 573-221-9104
e-mail: billsharp@mcmsavingsbank.com

with a copy to:

Joel E. Rappoport, Esq.
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016
Facsimile: (202) 966-9409
e-mail: jrappoport@muldoonmurphy.com

or to such other address as any party may from time to time designate by notice to the others.

8.5. Expenses. Except as provided in Section 7.10, in the event that this Agreement is terminated pursuant to the provisions of Section 7 hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

8.6. Nonsurvival of Representations and Warranties. The representations and warranties made herein by the parties hereto shall not survive the Effective Time; *provided, however,* that no such representation, warranty or covenant shall be deemed to be terminated or extinguished so as to deprive Bancorp or MCM (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Bancorp or MCM, the aforesaid representations, warranties and covenants being material inducements to the consummation by Bancorp and MCM of the transactions contemplated herein. This Section 8.6 shall not limit any covenant or agreement of the parties hereto, which by its terms contemplates performance after the Effective Time or after the termination of this Agreement.

8.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings, agreements in principle or other agreements between the parties relating to the subject matter hereof.

8.8. Headings and Captions. The captions of Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

8.9. Waiver, Amendment or Modification. The conditions of this Agreement which may be waived may only be waived by notice to the other party waiving such condition. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may be amended or modified by the parties hereto, at any time before or after shareholder approval of this Agreement; *provided, however,* that after any such approval no such amendment or modification shall alter the amount or change the form of the Merger Consideration contemplated by this Agreement to be received by shareholders of MCM. This Agreement not be amended or modified except by a written document duly executed by the parties hereto.

8.10. Rules of Construction. Unless the context otherwise requires: (i) a term has the meaning assigned to it, (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles, (iii) "or" is not exclusive, (iv) words in the singular may include the plural and in the plural include the singular, and (v) "knowledge" of a party means the actual knowledge of any director or executive officer of such party or any of its subsidiaries.

8.11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument. For purposes of executing this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or telecopier is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile or telecopy document shall be re-executed in original form by the parties who executed the facsimile or telecopy document. No party may raise the use of a facsimile machine or telecopier or the fact that any signature was transmitted through the use of a facsimile or telecopier machine as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Section 8.11.

8.12. **Successors and Assigns.** This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Other than Section 5.1, there shall be no third party beneficiaries hereof.

8.13. **Severability.** In the event that any provisions of this Agreement or any portion thereof shall be finally determined to be unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision, and any portion of a provision, that is not invalidated by such determination, shall remain in full force and effect. To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the state whose laws are deemed to govern enforceability. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.

8.14. **Governing Law; Assignment.** This Agreement shall be governed by the laws of the State of Missouri, except to the extent that the Federal Law must govern the Merger procedures, and applicable federal laws and regulations. This Agreement may not be assigned by either of the parties hereto.

8.15. **Enforcement of Agreement.** The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction and such right shall be in addition to any other remedy to which they shall be entitled at law or in equity.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

FARMERS & MERCHANTS BANCORP, INC.

By: ______________________

Name: B. Stevens Plowman

President and Chief Executive Officer

MCM SAVINGS BANK, F.S.B.

By: ______________________

Name: William M. Sharp

President and Chief Executive Officer

EXHIBIT 1

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement"), dated as of May 25, 2005, is made and entered into by and among the undersigned shareholder (hereinafter the "Shareholder") and FARMERS & MERCHANTS BANCORP, INC., a Missouri corporation ("Bancorp").

WHEREAS, concurrently with the execution and delivery of this Agreement, Bancorp and MCM SAVINGS BANK, F.S.B., a federal savings bank ("MCM"), are entering into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Reorganization Agreement"), which provides, among other things, for the merger of an interim federal savings bank to be organized by Bancorp with and into MCM (the "Merger"), upon the terms and subject to the conditions of the Reorganization Agreement.

WHEREAS, as of the date hereof, the Shareholder is the Beneficial Owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of _________ shares of common stock, $1.00 par value per share, of MCM ("MCM Common"); and

WHEREAS, to induce Bancorp to enter into the Reorganization Agreement, the Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. **Voting of Shares.**

(a) **Voting Agreement.** The Shareholder hereby agrees: (a) to appear, or, to the extent he or she has the legal authority to do so, to cause the holder of record on the applicable record date (the "Record Holder") to appear (in person or by proxy), at any annual or special meeting of shareholders of MCM for the purpose of obtaining a quorum; (b) to vote, or, to the extent he or she has the legal authority to do so, to cause the Record Holder to vote, in person or by proxy, all of the shares of MCM Common owned or hereafter acquired with respect to which the Shareholder has sole voting power (the "Shares") in favor of the Merger, the Reorganization Agreement (as in effect on the date hereof and as subsequently amended to the extent any such subsequent amendment would not have any material adverse effect on the Shareholder) and the transactions contemplated by the Reorganization Agreement; (c) to vote, or, to the extent he or she has the legal authority to do so, to cause the Record Holder to vote, the Shares against any action, proposal or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of MCM under the Reorganization Agreement, or which could reasonably be expected to result in any of the conditions to MCM's obligations under the Reorganization Agreement not being fulfilled; and (d) to vote, or, to the extent he or she has the legal authority to do so, to cause the Record Holder to vote, such Shares against: (i) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving MCM or any of its subsidiaries; or (ii) a sale or transfer of a material amount of the assets of MCM or any of its subsidiaries (each of the events described in clauses (i) and (ii) above as an "Alternative Transaction"). The Shareholder acknowledges receipt and review of a copy of the Reorganization Agreement. Notwithstanding any other provision of this Section 1, the provisions of such Section 1 shall not prohibit or restrain the Shareholder from complying with his or her fiduciary obligations as a director or officer of MCM. In the event that the Board of Directors of MCM determines, in the manner described in Section 4.5 of the Reorganization Agreement, to no longer recommend that the shareholders of MCM approve the

Merger, then the Shareholder shall not be obligated under this Section 1. The voting agreement set forth in this Section 1 shall not apply to any Shares for which the Shareholder exercises voting power solely in a fiduciary capacity (other than as a fiduciary of a personal trust for the benefit of the Shareholder or any relative of the Shareholder).

(b) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Bancorp any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership, and economic benefits of and relating to the Shares shall remain and belong to the Shareholder, and Bancorp shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of MCM or exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise expressly provided herein, or the performance of its duties or responsibilities as a shareholder of MCM.

(c) No Inconsistent Agreements. The Shareholder hereby covenants and agrees that, except as contemplated by this Agreement and the Reorganization Agreement, the Shareholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Shares which is inconsistent with this Agreement.

Section 2. Restrictions on Transfer. To the extent the Shareholder has sole investment power over any or all Shares, the Shareholder hereby covenants and agrees that he or she shall not, before the earlier to occur of the termination of this Agreement and the day immediately following the record date for MCM's meeting of stockholders to approve the Merger and the Reorganization Agreement, offer, agree or otherwise sell, assign, pledge, hypothecate, transfer, exchange, or dispose of any such Shares other than pursuant to the Merger, without the prior written consent of Bancorp. The Shareholder hereby agrees and consents to the entry of stop transfer instructions with MCM against the transfer of any Shares inconsistent with the terms of this Section 2.

Section 3. Representations and Warranties. The Shareholder hereby represents and warrants to Bancorp as follows:

(a) Authority Relative to This Agreement. The Shareholder is competent to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Bancorp, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms except that (i) the enforceability hereof may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereinafter in effect affecting creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

(b) No Conflict. The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder shall not result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are bound or affected, except, in the case of each of the foregoing, for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance of the Shareholder of his or her obligations under this Agreement.

Section 4. Miscellaneous.

(a) Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Reorganization Agreement pursuant to the terms therein or (b) the Effective Time (as defined in the Reorganization Agreement).

(b) Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specified terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

(c) Successors and Affiliates. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successor, heirs, legal representatives and assigns. If the Shareholder shall acquire sole voting power with respect to any additional Shares, such Shares shall be held subject to all of the terms and provisions of this Agreement. Without limiting the foregoing, the Shareholder specifically agrees that the obligations of the Shareholder hereunder shall not be terminated by operation of law, whether by death or incapacity of the Shareholder, or otherwise.

(d) Entire Agreement. This Agreement constitutes the entire agreement among Bancorp and the Shareholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Bancorp and the Shareholder with respect to the subject matter hereof.

(e) Captions and Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.

(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(g) Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

(h) Severability. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(i) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to be duly received (a) on the date given if delivered personally or by cable, telegram, telex or facsimile or (b) on the date received if mailed by registered or certified mail (return receipt requested), to Bancorp at the address for each party as provided in the Reorganization Agreement and to the Shareholder at the address set forth next to his or her signature hereto (or at such other address for a party as shall be specified by like notice).

(j) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed on the date hereof.

____
Name:_________________________
Shareholder

Address:______________________
____
____

FARMERS & MERCHANTS BANCORP, INC.

By:___________________________
Name:_________________________
Title:________________________

EXHIBIT 2

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement"), dated as of May 25, 2005, is made and entered into by and among the undersigned shareholder (hereinafter the "Shareholder") and MCM SAVINGS BANK, F.S.B., a federal savings bank ("MCM").

WHEREAS, concurrently with the execution and delivery of this Agreement, MCM and FARMERS & MERCHANTS BANCORP, INC., a Missouri corporation ("Bancorp"), are entering into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Reorganization Agreement"), which provides, among other things, for the merger of an interim federal savings bank to be organized by Bancorp with and into MCM (the "Merger"), upon the terms and subject to the conditions of the Reorganization Agreement.

WHEREAS, as of the date hereof, the Shareholder is the Beneficial Owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of _________ shares of common stock, $1.00 par value per share, of Bancorp ("Bancorp Common"); and

WHEREAS, to induce MCM to enter into the Reorganization Agreement, the Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Voting of Shares.

(a) Voting Agreement. The Shareholder hereby agrees: (a) to appear, or, to the extent he or she has the legal authority to do so, to cause the holder of record on the applicable record date (the "Record Holder") to appear (in person or by proxy), at any annual or special meeting of shareholders of Bancorp for the purpose of obtaining a quorum; (b) to vote, or, to the extent he or she has the legal authority to do so, to cause the Record Holder to vote, in person or by proxy, all of the shares of Bancorp Common owned or hereafter acquired with respect to which the Shareholder has sole voting power (the "Shares") in favor of the Merger, the Reorganization Agreement (as in effect on the date hereof and as subsequently amended to the extent any such subsequent amendment would not have any material adverse effect on the Shareholder) and the transactions contemplated by the Reorganization Agreement; (c) to vote, or, to the extent he or she has the legal authority to do so, to cause the Record Holder to vote, the Shares against any action, proposal or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Bancorp under the Reorganization Agreement, or which could reasonably be expected to result in any of the conditions to Bancorp's obligations under the Reorganization Agreement not being fulfilled; and (d) to vote, or, to the extent he or she has the legal authority to do so, to cause the Record Holder to vote, such Shares against: (i) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Bancorp or any of its subsidiaries; or (ii) a sale or transfer of a material amount of the assets of Bancorp or any of its subsidiaries (each of the events described in clauses (i) and (ii) above as an "Alternative Transaction"). The Shareholder acknowledges receipt and review of a copy of the Reorganization Agreement. Notwithstanding any other provision of this Section 1, the provisions of such Section 1 shall not prohibit or restrain the Shareholder from complying with his or her fiduciary obligations as a director or officer of Bancorp. In the event that the Board of Directors of Bancorp determines, in the manner described in Section 4.5 of the Reorganization Agreement, to no longer recommend that the shareholders of Bancorp approve the Merger, then the Shareholder shall not be obligated under this Section 1. The voting agreement set forth in this Section 1 shall not apply to any Shares for which the Shareholder exercises voting power solely in a fiduciary capacity (other than as a fiduciary of a personal trust for the benefit of the Shareholder or any relative of the Shareholder).

(b) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in MCM any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership, and economic benefits of and relating to the Shares shall remain and belong to the Shareholder, and MCM shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Bancorp or exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise expressly provided herein, or the performance of its duties or responsibilities as a shareholder of Bancorp.

(c) No Inconsistent Agreements. The Shareholder hereby covenants and agrees that, except as contemplated by this Agreement and the Reorganization Agreement, the Shareholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Shares which is inconsistent with this Agreement.

Section 2. Restrictions on Transfer. To the extent the Shareholder has sole investment power over any or all Shares, the Shareholder hereby covenants and agrees that he or she shall not, before the earlier to occur of the termination of this Agreement and the day immediately following the record date for Bancorp's meeting of stockholders to approve the Merger and the Reorganization Agreement, offer, agree or otherwise sell, assign, pledge, hypothecate, transfer, exchange, or dispose of any such Shares other than pursuant to the Merger, without the prior written consent of MCM. The Shareholder hereby agrees and consents to the entry of stop transfer instructions with Bancorp against the transfer of any Shares inconsistent with the terms of this Section 2.

Section 3. Representations and Warranties. The Shareholder hereby represents and warrants to MCM as follows:

(a) Authority Relative to This Agreement. The Shareholder is competent to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by MCM, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms except that (i) the enforceability hereof may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereinafter in effect affecting creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

(b) No Conflict. The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder shall not result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are bound or affected, except, in the case of each of the foregoing, for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay the performance of the Shareholder of his or her obligations under this Agreement.

Section 4. Miscellaneous.

(a) Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Reorganization Agreement pursuant to the terms therein or (b) the Effective Time (as defined in the Reorganization Agreement).

(b) Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specified terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

(c) Successors and Affiliates. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective successor, heirs, legal representatives and assigns. If the Shareholder shall acquire sole voting power with respect to any additional Shares, such Shares shall be held subject to all of the terms and provisions of this Agreement. Without limiting the foregoing, the Shareholder specifically agrees that the obligations of the Shareholder hereunder shall not be terminated by operation of law, whether by death or incapacity of the Shareholder, or otherwise.

(d) Entire Agreement. This Agreement constitutes the entire agreement among MCM and the Shareholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between MCM and the Shareholder with respect to the subject matter hereof.

(e) Captions and Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.

(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(g) Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

(h) Severability. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(i) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to be duly received (a) on the date given if delivered personally or by cable, telegram, telex or facsimile or (b) on the date received if mailed by registered or certified mail (return receipt requested), to MCM at the address for each party as provided in the Reorganization Agreement and to the Shareholder at the address set forth next to his or her signature hereto (or at such other address for a party as shall be specified by like notice).

(j) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Missouri regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed on the date hereof.

____
Name:____________________________
Shareholder

Address:________________________
____
____

MCM SAVINGS BANK, F.S.B.

By:__________________________
Name: ________________________
Title: ________________________

EXHIBIT 1.2

AGREEMENT AND PLAN OF MERGER
OF
FMB INTERIM FEDERAL SAVINGS BANK
WITH AND INTO
MCM SAVINGS BANK, F.S.B.

THIS MERGER AGREEMENT dated ______________________________, between MCM SAVINGS BANK, F.S.B., a Federal stock form savings bank ("MCM") and FMB INTERIM FEDERAL SAVINGS BANK, a Federal stock form savings bank ("Interim Bank"), and joined in by FARMERS & MERCHANTS BANCORP, INC., a Missouri corporation ("Bancorp").

This Merger Agreement is being entered into pursuant to an Agreement and Plan of Reorganization, dated ___________, 2005, by and between Bancorp and MCM (the "Reorganization Agreement"), which is incorporated herein by reference.

In consideration of the premises and the mutual covenants and agreements contained herein, the parties agree as follows:

1. Subject to the terms of the Agreement, Interim Bank shall merge with and into MCM (the "Merger"). MCM shall be the surviving bank of such Merger (the "Resulting Bank"). The Merger shall not be effective unless and until approved by the Office of Thrift Supervision.

2. The name of the Resulting Bank shall be "MCM Savings Bank, F.S.B.."

3. The location of the home office and branch offices of the Resulting Bank shall be as follows:

____
____
____
____
____
____

4. The basis on which the Resulting Bank's savings accounts will be issued will be identical to that of MCM's accounts immediately prior to the Effective Time (as defined in the Reorganization Agreement).

5. The number of directors which the Resulting Bank shall have shall be fifteen, the terms which the directors shall serve shall be as provided in MCM's bylaws or until their successor is duly elected and qualified, and the directors who shall serve as of the Effective Time of the Merger shall be:

NAME	ADDRESS
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________
____________________	____________________

______________________	______________________
______________________	______________________
______________________	______________________
______________________	______________________
______________________	______________________
______________________	______________________
______________________	______________________
______________________	______________________
______________________	______________________

6. As of the time the Merger shall become effective, the Charter of the Resulting Bank shall read in its entirety as does the Charter of MCM and the bylaws of MCM as in effect immediately prior to the Effective Time shall be the bylaws of the Resulting Bank.

7. At the Effective Time, the Resulting Bank shall be considered the same business and corporate entity as each of the Interim Bank and MCM (collectively, the "Constituent Banks") and thereupon and thereafter all the property, rights, privileges, powers and franchises of each of the Constituent Banks shall vest in the Resulting Bank and the Resulting Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the Constituent Banks and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Resulting Bank. In addition, any reference to either of the Constituent Banks in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Resulting Bank if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceedings to which either of the Constituent Banks is a party shall not be deemed to have been abated and shall have the same force and effect as if the Merger had not occurred; or the Resulting Bank may be substituted as a party to such action or proceedings, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the Constituent Banks if the Merger had not occurred. The liquidation account of MCM shall be assumed by the Resulting Bank and shall be and become the liquidation account of the Resulting Bank upon consummation of the Merger.

8.

(a) At the Effective Time (as defined in Section 1.9 of the Reorganization Agreement), each share of common stock, par value $1.00 per share, of MCM (the "MCM Common") issued and outstanding immediately prior to the Effective Time, other than shares the holders of which have duly exercised and perfected their dissenters' rights under the Federal Law, shall be converted into the right to receive _____ shares (the "Conversion Ratio") of common stock, par value $0.01 per share, of Bancorp (the "Bancorp Common"). The shares of Bancorp Common to be issued pursuant to the Conversion Ratio, together with any cash payment in lieu of fractional shares, as provided below, is hereinafter referred to as the "Merger Consideration." No fractional shares of Bancorp Common shall be issued and, in lieu thereof, holders of shares of MCM Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of MCM Common held by such holder) shall be paid an amount in cash equal to the product of such fractional share interest and the per share Closing Book Value. The term "Closing Book Value" shall mean the amount of the consolidated shareholders' equity accounts, exclusive of preferred stock, of MCM, reduced by any and all accruals, expenses, charge-offs, deductions or adjustments to the accounts of MCM in connection with the Merger. The Closing Book Value shall be determined as of the last day of the month immediately preceding the month in which the

Closing Date occurs by the accounting firm of ____________________ in accordance with generally accepted accounting principles consistently applied ("GAAP").

(b) At the Effective Time, all of the shares of MCM Common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of MCM Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 1.8 of the Reorganization Agreement or the right provided under Section 1.6(f) of the Reorganization Agreement, as applicable.

(c) At the Effective Time, each share of MCM Common, if any, held in the treasury of MCM (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

(d) At the Effective Time, each share of MCM Common, if any, owned of record by Bancorp or any of its subsidiaries (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

(e) Each share of common stock, par value $1.00 per share, of Interim Bank outstanding immediately prior to the Effective Time shall be converted into and become one share of MCM Common.

(f) If holders of MCM Common are entitled to and do object to the Merger and demand payment of the value of their shares under the Federal Law, any issued and outstanding shares of MCM Common held by an objecting holder shall not be converted as described in this Section but from and after the Effective Time shall represent only the right to receive such value as may be determined to be due to such objecting holder pursuant to the Federal Law; <u>provided, however</u>, that each share of MCM Common outstanding immediately prior to the Effective Time and held by an objecting holder who shall, after the Effective Time, withdraw his or her demand for payment of value or lose his or her right to so object shall have only such rights as are provided under the Federal Law.

(g) If between the date hereof and the Effective Time a share of Bancorp Common shall be changed into a different number of shares of Bancorp Common or a different class of shares (a "Share Adjustment") by reason of reclassification, recapitalization, split-up, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Bancorp Common or a different class of shares into which a share of MCM Common shall be converted pursuant to section 8(a) above and Section 1.6(a) of the Reorganization Agreement shall be appropriately and proportionately adjusted so that each stockholder of MCM shall be entitled to receive such number of shares of Bancorp Common as such stockholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time.

9. In the event the Reorganization Agreement is terminated pursuant to the terms thereof, this Merger Agreement shall also be terminated and the Merger provided for herein shall thereby be abandoned automatically without further act or deed by the parties hereto.

10. Consummation of this Merger Agreement is subject to the satisfaction of the conditions set forth in the Reorganization Agreement.

11. This Merger Agreement must be ratified and confirmed by the affirmative vote of the shareholders of MCM and Interim Bank owning the requisite percentage of their respective capital stock outstanding as required by law, at meetings to be held on the call of the respective Boards of Directors; and the Merger shall become effective upon such date as is provided in the Reorganization Agreement.

IN WITNESS WHEREOF, MCM and Interim Bank have caused this Merger Agreement to be executed in multiple copies by their duly authorized officers, and have caused their seals to be hereunto affixed, as of the date first above written.

MCM SAVINGS BANK, F.S.B.

By:______________________________
Name:____________________________
President and Chief Executive Officer

ATTEST:

____
Name:________________________
(SEAL)

FMB INTERIM FEDERAL SAVINGS BANK

By:______________________________
Name:____________________________
President and Chief Executive Officer

ATTEST:

____
Name:________________________
(SEAL)

JOINDER

Farmers & Merchants Bancorp, Inc. hereby joins in the foregoing agreement and undertakes that it will be bound thereby and that it will do and perform all the acts and things therein required to be done or performed by it.

IN WITNESS WHEREOF, Farmers & Merchants Bancorp, Inc. has caused this undertaking to be executed in multiple copies by its duly authorized officers, and has caused its corporate seal to be hereunto affixed, as of this __________ day of __________________.

FARMERS & MERCHANTS BANCORP, INC.

By:______________________________
Name:____________________________
President and Chief Executive Officer

ATTEST:

____
Name:________________________
(SEAL)

_______________, 200__

Farmers & Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401

Attention: B. Stevens Plowman, President

Re: Agreement and Plan of Reorganization, dated _______________, 2005 (the "Reorganization Agreement"), by and between Farmers & Merchants Bancorp, Inc. ("Bancorp") and MCM Savings Bank, F.S.B. ("MCM")

Gentlemen:

I have been advised that I may be deemed to be an affiliate of MCM, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") promulgated under the Securities Act of 1933, as amended (the "Securities Act").

Pursuant to the terms and conditions of the Reorganization Agreement, each share of common stock of MCM owned by me as of the effective time of the merger of MCM with and into Bancorp as contemplated by the Reorganization Agreement (the "Merger") may be converted into the right to receive shares of common stock of Bancorp ("Shares"). This letter is delivered to Bancorp pursuant to Section 4.9 of the Reorganization Agreement.

1. I represent and warrant to Bancorp and agree that:

   a. I shall not make any sale, transfer or other disposition of the Shares I receive pursuant to the Merger in violation of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

   b. I understand that the issuance of the Shares to me pursuant to the Merger shall be issued pursuant to Regulation A under the Securities Act. I also understand that because I may be deemed an "affiliate" of MCM and because any distributions by me of the Shares shall not be registered under the Securities Act, such Shares must be held by me unless (i) the sale, transfer or other distribution has been registered under the Securities Act, (ii) the sale, transfer or other distribution of such Shares is made in accordance with the provisions of Rule 145, or (iii) in the opinion of counsel acceptable to Bancorp some other exemption from registration under the Securities Act is available with respect to any such proposed distribution, sale, transfer or other disposition of such Shares.

2. I understand and agree that:

   a. Stop transfer instructions shall be issued with respect to the Shares and there shall be placed on the certificates representing such Shares, or any certificate delivered in substitution therefor, a legend stating in substance:

   "The shares represented by this Certificate have been issued to an affiliate of a party to a transaction with [Bancorp] pursuant to the provisions of Rule 145 under the Securities Act of 1933. A stop transfer order with respect to this Certificate has been issued to the Transfer Agent. The shares represented hereby will be transferred on the books of [Bancorp] only upon delivery to the Transfer Agent of evidence, reasonably satisfactory to [Bancorp], that such transfer complies in all material respects with the provisions of the Securities Act of 1933 and the rules and regulations thereunder."

b. Unless the transfer by me of Shares is a sale made in compliance with the provisions of Rule 145(d) or made pursuant to an effective registration statement under the Securities Act, Bancorp reserves the right to place the following legend on the Certificates issued to my transferee:

"The shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933, as amended, applied. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended, and may not be sold or otherwise transferred unless the shares have been registered under the Securities Act of 1933, as amended, or an exemption from registration is available."

I understand and agree that the legends set forth above shall be removed by delivery of substitute Certificates without any legend if I deliver to Bancorp a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance satisfactory to Bancorp, to the effect that no such legend is required for the purpose of the Securities Act.

I have carefully read this letter and the Reorganization Agreement and understand the requirements of each and the limitations imposed upon the distribution, sale, transfer or other disposition of Shares by me.

Very truly yours,

FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

This First Amendment to Agreement and Plan of Reorganization (this "*Amendment*") is entered into as of the 31st day of March, 2006 by and between Farmers & Merchants Bancorp, Inc., a Missouri corporation ("*Bancorp*") and MCM Savings Bank, F.S.B., a federal savings association ("*MCM*").

RECITALS

A. Bancorp and MCM are parties to that certain Agreement and Plan of Reorganization made as of May 25, 2005 (the "*Agreement*") regarding Bancorp's and MCM's desires to affiliate with each other through a corporate reorganization whereby a newly formed subsidiary of Bancorp will merge with and into MCM.

B. Bancorp and MCM each desire to amend the terms of the Agreement as set forth in this Amendment.

AGREEMENT

In consideration of the foregoing recitals, the mutual covenants herein contained, and other good and valuable consideration (the adequacy, sufficiency, and receipt of which are acknowledged by the parties by their execution hereof), the parties agree as follows:

1. **Amendment of Fall-Apart Date Provision.** Section 7.8 of the Agreement shall be deleted in its entirety and replaced with the following text:

> **7.8 Fall-Apart Date.** If the Closing Date does not occur on or prior to July 31, 2006, then this Agreement may be terminated by either party by giving written notice thereof to the other, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement.

2. **No Further Modification.** Except as modified or amended by the terms of this Amendment, all of the terms, conditions, and covenants of the Agreement shall remain unchanged and in full force and effect, shall be binding upon the parties, and hereby are ratified by the parties in their entirety.

In witness whereof, the parties have executed this Amendment as of the date first written above.

FARMERS & MERCHANTS BANCORP, INC.	**MCM SAVINGS BANK, F.S.B.**
By: [signature]	By: [signature]
Print Name: B. Stevens Plowman	Print Name: W. M. Sharp
Title: President	Title: President

SECOND AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

This Second Amendment to Agreement and Plan of Reorganization (this "***Amendment***") is entered into as of June 27, 2006 by and between Farmers & Merchants Bancorp, Inc., a Missouri corporation ("***Bancorp***") and MCM Savings Bank, F.S.B., a federal savings association ("***MCM***").

RECITALS

A. Bancorp and MCM are parties to that certain Agreement and Plan of Reorganization made as of May 25, 2005, as amended by that certain First Amendment to Agreement and Plan of Reorganization dated March 31, 2006 (such agreement, as amended, being the "***Agreement***") regarding Bancorp's and MCM's desires to affiliate with each other through a corporate reorganization whereby a newly formed subsidiary of Bancorp will merge with and into MCM.

B. Bancorp and MCM each desire to amend the terms of the Agreement as set forth in this Amendment.

AGREEMENT

In consideration of the foregoing recitals, the mutual covenants herein contained, and other good and valuable consideration (the adequacy, sufficiency, and receipt of which are acknowledged by the parties by their execution hereof), the parties agree as follows:

1. **Amendment of Fall-Apart Date Provision.** Section 7.8 of the Agreement shall be deleted in its entirety and replaced with the following text:

> **7.8 Fall-Apart Date.** If the Closing Date does not occur on or prior to September 30, 2006, then this Agreement may be terminated by either party by giving written notice thereof to the other, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement.

2. **No Further Modification.** Except as modified or amended by the terms of this Amendment, all of the terms, conditions, and covenants of the Agreement shall remain unchanged and in full force and effect, shall be binding upon the parties, and hereby are ratified by the parties in their entirety.

In witness whereof, the parties have executed this Amendment as of the date first written above.

FARMERS & MERCHANTS BANCORP, INC.	**MCM SAVINGS BANK, F.S.B.**
By: [signature]	By: [signature]
Print Name: B. Allen Nauman	Print Name: Anne M. Shackey
Title: President	Title: Secretary

1304369.1

APPENDIX B

FELDMAN FINANCIAL ADVISORS, INC.

1725 K STREET, NW • SUITE 205
WASHINGTON, DC 20006
(202) 467-6862 • FAX (202) 467-6963

May 24, 2005

Board of Directors
MCM Savings Bank, FSB
228 Broadway
Hannibal, Missouri 63401

Members of the Board:

MCM Savings Bank, FSB ("MCM"), Hannibal, Missouri and Farmers & Merchants Bancorp, Inc. ("Bancorp"), Hannibal, Missouri, have entered into an Agreement and Plan of Reorganization ("Agreement") dated as of May 24, 2005. The Agreement provides, among other things, that at the Effective Time, as defined in the Agreement, each share of common stock par value $1.00 per share, of MCM (the "MCM Common Stock") issued and outstanding immediately prior to the Effective Time, other than shares the holders of which have duly exercised and perfected their dissenters' rights, shall be converted into the right to receive 1.10 shares (the "Conversion Ratio") of common stock, stated value $1.00 per share, of Bancorp (the "Bancorp Common") after a contemplated six for one stock split by Bancorp.

You have asked us to advise you with respect to the fairness to the shareholders of MCM, from a financial point of view, of the Conversion Ratio to be received by the shareholders of MCM.

Feldman Financial Advisors, Inc. ("Feldman Financial") specializes in providing financial advisory and consulting services to financial institutions. As part of our business, we are regularly engaged in the independent valuation of businesses and securities in connection with merger and acquisition transactions, initial public offerings, private placements, and recapitalizations. Feldman Financial is familiar with MCM, having provided various financial consulting services to MCM in recent years. In rendering this opinion, pursuant to our engagement, we will receive a fee from MCM for our services. Certain amounts of our professional fee are payable upon the closing of the Merger.

During the course of our engagement, we reviewed and analyzed publicly available and confidential materials bearing upon the financial and operating conditions of MCM and Bancorp, and materials prepared in connection with the proposed Merger, including, but not limited to, the following: the Agreement and certain related documents; certain historical financial information concerning MCM and Bancorp; the publicly available financial data and stock market performance data of public companies which we considered relevant; and financial and other information provided to us by MCM and Bancorp.

We also reviewed publicly available and other information regarding MCM and Bancorp that was provided by MCM, Bancorp or obtained from publicly available sources that we believe to be reliable. This information included, but was not limited to, MCM's and Bancorp's financial statements for the last three fiscal years, unaudited quarterly financial statements, monthly internal financial data, and pro forma capital calculations after taking into account a special dividend to MCM's stockholders which is contemplated to be part of the transaction. We have discussed financial projections for MCM and Bancorp with MCM's senior management for the purpose of reviewing the future prospects of the combined entity to assess the pro forma financial impact of the Merger on MCM based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings and other adjustments deemed reasonable by the management of MCM and Bancorp. We assumed that, as of the date such projections were prepared, they were reasonably prepared reflecting the best estimates and judgments of the managements of MCM and Bancorp as to the future operating and financial performance of MCM and Bancorp. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. Additionally, we performed such other studies, analyses, and examinations as we deemed appropriate. We also took into account our assessment of general market and financial conditions and our experience in other transactions, as well as our knowledge of the financial services industry and our general experience in securities valuations.

In the course of our review, we have relied upon and assumed the accuracy and completeness of all the financial and other information that was provided by MCM or Bancorp or was available to us from public sources. We did not independently verify and have relied on and assumed that the aggregate allowance for loan losses set forth in the balance sheets of MCM and Bancorp as of March 31, 2005 was adequate to cover such losses and complied fully with applicable accounting and sound banking practices. We were not retained and did not conduct a physical inspection of any of the properties or facilities of MCM or Bancorp. We did not make any independent evaluation or appraisal of the assets, liabilities, or prospects of MCM or Bancorp, nor were we furnished with any such evaluation or appraisal, and we were not retained to and did not review any individual credit files.

We have also assumed that there has been no material adverse change in MCM's and Bancorp's assets, financial condition, results of operations, business, or prospects since the date of the most recent financial statements made available to us. Our opinion is necessarily based upon economic, market, monetary, and other conditions as they exist and can be evaluated as of the date hereof and the information made available to us through the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of Bancorp Common necessarily will be when the Bancorp Common is issued to MCM shareholders. We express no recommendation as to how the shareholders of MCM should vote in connection with the Merger.

FELDMAN FINANCIAL ADVISORS, INC.

It is understood that this letter is for the information of the Board of Directors of MCM, and does not address the underlying business decision of MCM to engage in the Merger or the relative merits of the Merger as compared to any other alternative business strategies. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Feldman Financial's prior written consent.

Based upon and subject to the foregoing, and based upon such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Conversion Ratio to be received by the shareholders of MCM is fair, from a financial point of view, to the shareholders of MCM.

Sincerely,

Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.

APPENDIX C

351.455. Shareholder who objects to merger may demand value of shares, when.

1. If a shareholder of a corporation which is a party to a merger or consolidation and, in the case of a shareholder owning voting stock as of the record date, at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

5. When the remedy provided for in this section is available to a transaction, such remedy shall be the exclusive remedy of the shareholder as to that transaction, except in the case of fraud or lack of authorization for the transaction.

APPENDIX D

§552.14 Dissenter and appraisal rights.

(a) *Right to demand payment of fair or appraised value.* Except as provided in paragraph (b) of this section, any stockholder of a Federal stock association combining in accordance with §552.13 of this part shall have the right to demand payment of the fair or appraised value of his stock: *Provided,* That such stockholder has not voted in favor of the combination and complies with the provisions of paragraph (c) of this section.

(b) *Exceptions.* No stockholder required to accept only qualified consideration for his or her stock shall have the right under this section to demand payment of the stock's fair or appraised value, if such stock was listed on a national securities exchange or quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") on the date of the meeting at which the combination was acted upon or stockholder action is not required for a combination made pursuant to §552.13(h)(2) of this part. "Qualified consideration" means cash, shares of stock of any association or corporation which at the effective date of the combination will be listed on a national securities exchange or quoted on NASDAQ, or any combination of such shares of stock and cash.

(c) *Procedure* -(1) *Notice.* Each constituent Federal stock association shall notify all stockholders entitled to rights under this section, not less than twenty days prior to the meeting at which the combination agreement is to be submitted for stockholder approval, of the right to demand payment of appraised value of shares, and shall include in such notice a copy of this section. Such written notice shall be mailed to stockholders of record and may be part of management's proxy solicitation for such meeting.

(2) *Demand for appraisal and payment.* Each stockholder electing to make a demand under this section shall deliver to the Federal stock association, before voting on the combination, a writing identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares. Such demand must be in addition to and separate from any proxy or vote against the combination by the stockholder.

(3) *Notification of effective date and written offer.* Within ten days after the effective date of the combination, the resulting association shall:

(i) Given written notice by mail to stockholders of constituent Federal stock associations who have complied with the provisions of paragraph (c)(2) of this section and have not voted in favor of the combination, of the effective date of the combination;

(ii) Make a written offer to each stockholder to pay for dissenting shares at a specified price deemed by the resulting association to be the fair value thereof; and

(iii)Inform them that, within sixty days of such date, the respective requirements of paragraphs (c)(5) and (c)(6) of this section (set out in the notice) must be satisfied.

The notice and offer shall be accompanied by a balance sheet and statement of income of the association the shares of which the dissenting stockholder holds, for a fiscal year ending more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

(4) *Acceptance of offer.* If within sixty days of the effective date of the combination the fair value is agreed upon between the resulting association and any stockholder who has complied with

the provisions of paragraph (c)(2) of this section, payment therefor shall be made within ninety days of the effective date of the combination.

(5) *Petition to be filed if offer not accepted.* If within sixty days of the effective date of the combination the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section do not agree as to the fair value, then any such stockholder may file a petition with the Office, with a copy by registered or certified mail to the resulting association, demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under this section who fails to file such petition within sixty days of the effective date of the combination shall be deemed to have accepted the terms offered under the combination.

(6) *Stock certificates to be noted.* Within sixty days of the effective date of the combination, each stockholder demanding appraisal and payment under this section shall submit to the transfer agent his certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his or her stock certificates for such notation shall no longer be entitled to appraisal rights under this section and shall be deemed to have accepted the terms offered under the combination.

(7) *Withdrawal of demand.* Notwithstanding the foregoing, at any time within sixty days after the effective date of the combination, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon the combination.

(8) *Valuation and payment.* The Director shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the Office to appraise the shares to determine their fair market value, as of the effective date of the combination, exclusive of any element of value arising from the accomplishment or expectation of the combination. Appropriate staff of the Office shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock.

APPENDIX E

State of Missouri

Robin Carnahan, Secretary of State

Corporations Division
P.O. Box 778 / 600 W. Main Street, Rm 322
Jefferson City, MO 65102

Amendment of Articles of Incorporation
for a General Business or Close Corporation

Pursuant to the provisions of the General and Business Corporation Law of Missouri, the undersigned Corporation certifies the following:

1. The present name of the Corporation is Farmers & Merchants Bancorp, Inc.

   The name under which it was originally organized was Farmers & Merchants Bancorp, Inc.

2. An amendment to the Corporation's Articles of Incorporation was adopted by the shareholders on

   ____
   month/day/year

3. Article Number Three is amended to read as follows:

The aggregate number of shares of all classes which this corporation shall have authority to issue is Nine Hundred Thousand (900,000) shares, of which Eight Hundred Thousand (800,000) shares shall be common shares of a par value of One Cent ($0.01) each and One Hundred Thousand (100,000) shares shall be preferred shares of a par value of One Cent ($0.01) each. The powers, designations, preferences and relative, participating, optional and other rights, and qualifications, limitations and restrictions thereof, are as follows:

Common Shares: Subject to the rights of the preferred shares, established as hereinafter set forth, the common shares shall have all such powers and rights as provided by The General and Business Corporation Law of Missouri and as are customarily attendant to such shares; and

Preferred Shares: The Board of Directors of the corporation is hereby expressly authorized to cause the preferred shares to be issued from time to time, in series, and to provide, by resolution adopted prior to the issue of shares of a particular series, the powers, designations, preferences and relative, participating, optional and other rights (including special rights to elect two (2) Directors), and qualifications, limitations and restrictions thereof and all other matters with respect thereto, as may be so provided for under The General and Business Corporation Law of Missouri, as amended from time to time.

(If more than one article is to be amended or more space is needed attach additional pages)

Name and address to return filed document:

Name: ______________________
Address: 500 North Broadway, Suite 2000
City, State, and Zip Code: St. Louis, MO 63102

4. Of the 60,395 shares outstanding, 60,395 of such shares were entitled to vote on such amendment.

The number of outstanding shares of any class entitled to vote thereon as a class were as follows:

Class	Number of Outstanding Shares
Common	60,395

5. The number of shares voted for and against the amendment was as follows:

Class	No. Voted For	No. Voted Against
Common		

6. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, the following is a statement of the manner in which such reduction shall be effected:

7. If the effective date of the amendment is to be a date other than the date of filing of the certificate of amendment with the Secretary of State, then the effective date, which shall be no more than 90 days following the filing date, shall be specified: ____________

In Affirmation thereof, the facts stated above are true and correct:
(The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575.040, RSMo).

Authorized Signature *Printed Name* *Title* *Date*

No. 00461184

STATE OF MISSOURI

SEAL OF THE SECRETARY OF STATE MISSOURI

Rebecca McDowell Cook
Secretary of State

CORPORATION DIVISION

CERTIFICATE OF INCORPORATION

WHEREAS, DUPLICATE ORIGINALS OF ARTICLES OF INCORPORATION OF

FARMERS & MERCHANTS BANCORP, INC.

HAVE BEEN RECEIVED AND FILED IN THE OFFICE OF THE SECRETARY OF STATE, WHICH ARTICLES, IN ALL RESPECTS, COMPLY WITH THE REQUIREMENTS OF GENERAL AND BUSINESS CORPORATION LAW;

NOW, THEREFORE, I, REBECCA MCDOWELL COOK, SECRETARY OF STATE OF THE STATE OF MISSOURI, BY VIRTUE OF THE AUTHORITY VESTED IN ME BY LAW, DO HEREBY CERTIFY AND DECLARE THIS ENTITY A BODY CORPORATE, DULY ORGANIZED THIS DATE AND THAT IT IS ENTITLED TO ALL RIGHTS AND PRIVILEGES GRANTED CORPORATIONS ORGANIZED UNDER THE GENERAL AND BUSINESS CORPORATION LAW.

IN TESTIMONY WHEREOF, I HAVE SET MY HAND AND IMPRINTED THE GREAT SEAL OF THE STATE OF MISSOURI, ON THIS, THE 2ND DAY OF OCTOBER, 1998.

Rebecca McDowell Cook

Secretary of State

THE GREAT SEAL OF THE STATE OF MISSOURI MDCCCXX

$58.00

S.O.S. #30

ARTICLES OF INCORPORATION

SECRETARY OF STATE
STATE OF MISSOURI
P.O. BOX 778
JEFFERSON CITY, MISSOURI 65102

The undersigned natural person of the age of 18 years or more, for the purpose of forming a corporation under the laws of the State of Missouri, hereby adopts the following Articles of Incorporation pursuant to Section 351.055 of The General and Business Corporation Law of Missouri:

ARTICLE ONE

The name of the corporation is FARMERS & MERCHANTS BANCORP, INC.

ARTICLE TWO

The name and address of the corporation's initial registered agent in Missouri is:

B. Stevens Plowman
505 Broadway
Hannibal, Missouri 63401

ARTICLE THREE

The aggregate number of shares of all classes which this corporation shall have authority to issue is Five Hundred Thousand (500,000) shares, of which Four Hundred Thousand (400,000) shares shall be common shares of a par value of One Cent ($0.01) each and One Hundred Thousand (100,000) shares shall be preferred shares of a par value of One Cent ($0.01) each. The powers, designations, preferences and relative, participating, optional and other rights, and qualifications, limitations and restrictions thereof, are as follows:

Common Shares: Subject to the rights of the preferred shares, established as hereinafter set forth, the common shares shall have all such powers and rights as provided by The General and Business Corporation Law of Missouri and as are customarily attendant to such shares; and

Preferred Shares: The Board of Directors of the corporation is hereby expressly authorized to cause the preferred shares to be issued from time to time, in series, and to provide, by resolution adopted prior to the issue of shares of a particular series, the powers, designations, preferences and relative, participating, optional and other rights (including special rights to elect two (2) Directors), and qualifications, limitations and restrictions thereof and all other matters with respect thereto, as may be so provided for under The General and Business Corporation Law of Missouri, as amended from time to time.

ARTICLE FOUR

The extent to which the preemptive right of a Shareholder to acquire additional shares is limited or denied is as follows:

No holder of stock of the corporation shall have any preemptive right or otherwise be entitled as a matter of right to subscribe for or purchase any part of any new or additional issue of stock, or securities convertible into stock, of any class whatsoever, whether now or hereafter authorized, and all such additional shares of stock or other securities convertible into stock may be issued and disposed of by the Board of Directors to such person or persons and on such terms and for such consideration (so far as may be permitted by law) as the Board of Directors, in its absolute discretion, may deem advisable.

ARTICLE FIVE

The name and place of residence of each incorporator is as follows:

John K. Pruellage
22 Log Cabin Drive
St. Louis, Missouri 63124

ARTICLE SIX

The number of Directors to constitute the initial Board of Directors shall be ten (10); provided, however, that such number may be fixed, from time to time, at not less than a minimum of five (5) nor more than a maximum of fifteen (15), by, or in the manner provided in, the Bylaws of the corporation; and any such change shall be reported to the Secretary of State of the State of Missouri within thirty (30) calendar days of such change. The Directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of Directors constituting the whole Board of Directors of the corporation. The term of office of the initial Class I Directors shall expire at the third annual meeting of shareholders of the corporation after their election; the term of office of the initial Class II Directors shall expire at the second annual meeting of shareholders of the corporation after their election; and the term of office of the initial Class III Directors shall expire at the first annual meeting of shareholders of the corporation after their election; or in each case when their respective successors are elected and have qualified. At each succeeding annual meeting of the shareholders, the Directors chosen to succeed those whose terms then expire shall be identified as being of the same class as the Directors they succeed and shall be elected for a term of three years expiring at the third succeeding annual meeting or thereafter when their respective successors are elected and have qualified. If the number of Directors is changed, any increase or decrease in Directors shall be apportioned among the classes so as to maintain all classes as nearly equal in number as possible, and any additional Directors elected to any class shall hold office for a term that shall expire with the term of the Directors in such class.

In no case shall a decrease in the number of Directors shorten the term of any incumbent Director.

At a meeting called expressly for that purpose, a Director of the corporation or the entire Board of Directors of the corporation may be removed, but only for cause and only upon the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the shares entitled to vote generally in the election of Directors.

There shall be no cumulative voting by holders of any class or series of the corporation's stock in the election of Directors of the corporation.

ARTICLE SEVEN

The duration of the corporation is perpetual.

ARTICLE EIGHT

The corporation is formed for the following purposes:

(A) To acquire, hold, and dispose of shares of banking and other corporations from time to time in accordance with applicable laws, and to engage in and conduct any form of service or mercantile enterprise not contrary to law, and including all aspects thereof and all acts and actions incidental thereto.

(B) To apply for, secure, acquire by assignment, transfer, purchase or otherwise, and to exercise, carry out and enjoy any charter, license, power, authority, franchise, concession, rights or privileges, which any government or authority or any corporation or other public body may be empowered to grant; and to pay for, aid in and contribute toward carrying the same into effect and to appropriate any of the corporation's shares of stock, bonds and assets to defray the necessary costs, charges and expenses thereof.

(C) To borrow and loan money with or without security and to issue, sell, or pledge bonds, promissory notes, debentures and other obligations and evidences of indebtedness secured or unsecured.

(D) To contract for its own account and to guarantee the performance of any contract or the obligation of any person, firm, corporation, association or entity.

(E) To acquire the goodwill, rights and property and to undertake the whole or any part of the assets or liabilities of any person, firm, association or corporation, to pay for the same in cash, the stock of this corporation, bonds or otherwise; to hold or in any manner to dispose of the whole or any part of the property so purchased; to conduct in any lawful manner the whole or any part of any business so acquired; and to exercise all the powers necessary or convenient in and about the conduct and management of such business.

(F) To purchase, hold, sell, assign, transfer, mortgage, pledge, or otherwise hold and possess or otherwise dispose of, shares of capital stock of, or any bonds, securities, or evidence of indebtedness created by any other corporation or corporations of this state or any other state, country, nation or government, and while owner of said stock to exercise all the rights, powers and privileges of ownership including the right to vote thereon.

(G) To purchase, acquire, use, lend, lease or hold, improve, operate, hypothecate, mortgage, sell or convey, and otherwise deal in and dispose of property of all kinds, both real and personal, including patents and patent rights from the United States and/or foreign countries, license privileges, inventions, franchises, improvement processes, copyrights, trademarks and trade names, and service marks relating to or useful in connection with the business of this corporation.

(H) Subject to the limitations of The General and Business Corporation Law, to purchase, hold, sell, transfer, dispose of or deal in shares of its own capital stock.

(I) In general, and in addition to all of the foregoing, to carry on any business in connection with the aforesaid powers and purposes, and to further have and exercise all of the powers conferred by The General and Business Corporation Law, and to do any and all things hereinbefore set forth to the same extent as natural persons might or could do.

The foregoing clauses are to be construed both as objects and powers. It is hereby expressly provided that the foregoing enumeration of specific powers may not be held to limit or restrict in any manner the powers of the corporation, nor will the corporation be required to exercise all of such powers at any one time.

ARTICLE NINE

Except as otherwise specifically provided by statute, all powers of management and direct control of the corporation shall be vested in the Board of Directors.

ARTICLE TEN

(A) This corporation shall indemnify each of its Directors and Officers, to the full extent specified by Section 351.355 of the Revised Statues of Missouri, as amended from time to time, (the "Indemnification Statute") and, in addition, shall indemnify each of them against all expenses (including, without limitation, all attorneys' fees, judgments, fines and amounts paid in settlement) incurred by each Director or Officer in connection with any claim (including without limitation any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of this corporation or any other corporation) by reason of the fact that such Director or Officer is or was serving this corporation or at the request of this corporation in any of the capacities referred to in the Indemnification Statute or arising out of such Director's or Officer's status in any such capacity, provided that this corporation shall not indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, or to the extent that such indemnification shall otherwise be finally adjudged to be prohibited by applicable law.

(B) This corporation may, to such extent as it deems appropriate and as may be permitted by the Indemnification Statute, indemnify any other person referred to in the Indemnification Statute against any such expenses incurred by such person in connection with any such claim by reason of the fact that such person is or was serving this corporation, or at the request of this corporation, in any of such capacities or arising out of such person's status in any such capacity.

(C) This corporation is authorized to give or supplement any of the aforesaid indemnifications by bylaw, agreement or otherwise and fund them by insurance to the extent it deems appropriate. Amounts to be paid under this Article shall be disbursed at such times and upon such procedures as this corporation shall determine. All such indemnification shall continue as to any person who has ceased to serve in any of the aforesaid capacities and shall inure to the benefit of the heirs, devisees and personal representatives of such person. The Indemnification provided for under Section A or given or supplemented under this Section C of this Article Ten shall survive elimination or modification of this Article with respect to any such expenses incurred in connection with claims arising out of acts or omissions occurring prior to such elimination or modification and persons to whom such indemnification is given shall be deemed to have commenced or continued their services in reliance upon all of the foregoing, and shall be entitled to rely upon such indemnification as a contract with this corporation, and/or as a third party beneficiary with respect to this Article Ten.

ARTICLE ELEVEN

The Board of Directors shall have power to make and from time to time repeal, amend and alter the Bylaws of the corporation, unless otherwise specified; provided, however, that the paramount power to repeal, amend and alter the Bylaws or to adopt new bylaws, shall always be vested in the Shareholders, which power may be exercised by a vote of a majority thereof present at any annual or special meeting of the Shareholders, unless a larger vote is otherwise required, and the Directors thereafter shall have no power to suspend, repeal or otherwise alter any bylaw or portion thereof so enacted by the Shareholders, unless the Shareholders in enacting or approving such bylaw or portion thereof shall otherwise provide.

IN WITNESS WHEREOF, these Articles of Incorporation have been executed this 2nd day of October, 1998.

____
Incorporator

STATE OF MISSOURI)
) ss.
CITY OF ST. LOUIS)

I, JANINE TIMME, a notary public, do hereby certify that on the 2ND day of October , 1998, personally appeared before me John K. Pruellage, who being by me first duly sworn, declared that he is the person who signed the foregoing document as incorporator, and that the statements therein contained are true.

Janine Timme
Notary Public

(Notarial Seal)

" NOTARY SEAL "
Janine Timme, Notary Public
St. Louis County, State of Missouri
My Commission Expires 2/13/99

FILED AND CERTIFICATE OF INCORPORATION ISSUED

OCT 02 1998

APPENDIX F

BYLAWS OF

FARMERS & MERCHANTS BANCORP, INC.

ARTICLE I

OFFICES

The principal office of the Corporation is to be located at 505 Broadway, Hannibal, Missouri. The Corporation may also have offices and branch offices at such other places within and without the State of Missouri as the board of directors of the Corporation may from time to time designate and the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS

2.1 Place of Meeting. Any annual or special meeting of the shareholders of the Corporation is to be held at such place within or without the State of Missouri as may be designated by the board of directors or executive committee of the Corporation or in a waiver of notice executed by all shareholders of the Corporation entitled to vote at such meeting. If there is a failure to designate a place for such meetings, the same is to be held at the principal place of business of the Corporation.

2.2 Meetings. The annual meeting of the Corporation's shareholders is to be held each year on the fourth Tuesday of January, or on such other date not more than 120 days after the end of the Corporation's fiscal year as the Board of Directors may determine, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. Special meetings of the shareholders may be called at any time by the Corporation's chairman or president or upon the vote of a majority of the directors of the Corporation at a meeting duly called and held, or by the holders of not less than 66 2/3% of all the outstanding shares of the Corporation.

2.3 Quorum of Outstanding Shares. A majority of the outstanding shares of the Corporation entitled to vote at any meeting of the Corporation's shareholders represented in person or by proxy at such meeting constitutes a quorum of shareholders of the Corporation. In no event may a quorum consist of less than a majority of the outstanding shares of the Corporation entitled to vote. Less than such quorum has the right successively to adjourn the meeting to a specified date not longer than 90 days after such adjournment, and no notice need be given of such adjournment to shareholders of the Corporation not present at the meeting. Every decision of a majority of such quorum is valid as a corporate act of the Corporation unless a higher shareholder vote is required by applicable law.

2.4 Notice of Shareholders' Meetings. Written or printed notice of each meeting of shareholders stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, must be delivered or given not less than 10 nor more than 50 days before the date of the meeting, either personally or by mail. Notice of an annual meeting of the Corporation's shareholders is to be given by the secretary of the Corporation. Notice of a special meeting of the Corporation's shareholders is to be given by the secretary of the Corporation or the person calling the meeting. Any notice of a shareholders' meeting sent by mail is deemed delivered when deposited in the United States mail, with postage thereon prepaid, addressed to each shareholder at his address as it appears on the records of the Corporation. Attendance of a shareholder at any meeting constitutes a waiver of notice of such meeting except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

2.5 Waiver of Notice. Any notice required by these Bylaws may be waived by the persons entitled thereto by signing a waiver of notice before or after the time of such meeting and such waiver is equivalent to the giving of such notice.

2.6 Closing of Transfer Books or Fixing of Record Date. The board of directors of the Corporation has the power to close the transfer books of the Corporation for a period not exceeding 70 days preceding the date of any meeting of shareholders or the date of payment of any dividend or the date for the allotment of rights or the date when any change or conversion or exchange of shares goes into effect. However, in lieu of closing the stock transfer books, the board of directors may fix in advance a date, not exceeding 70 days preceding the dates of the aforenamed occurrences, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of shares. In such case, such shareholders, and only such shareholders as are shareholders of the Corporation of record on the date of closing the transfer books or on the record date so fixed, are entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after such date of closing of the transfer books or such record date so fixed. If the board of directors does not close the transfer books or set a record date for the determination of the shareholders entitled to notice of, and to vote at, a meeting of shareholders, only the shareholders who are shareholders of record at the close of business on the 20th day preceding the date of the meeting are entitled to notice of, and to vote at, the meeting and any adjournment of the meeting. However, if prior to the meeting written waivers of notice of the meeting are signed and delivered to the Corporation by all of the shareholders of record at the time the meeting is convened, only the shareholders who are shareholders of record at the time the meeting is convened are entitled to vote at the meeting and any adjournment of the meeting.

2.7 List of Voters. A complete list of all shareholders entitled to vote at any annual and special meeting of the Corporation's shareholders is to be compiled at least ten days before such meeting by the officer or agent having charge of the transfer books for shares of stock of the Corporation. Such list is to be compiled in alphabetical order with the address and the number of shares held by each shareholder. The list must be kept on file in the registered office of the Corporation for a period of at least ten days prior to such meeting and must be open to inspection by any stockholder for such period during usual business hours. Such list must also be present and kept open at the time and place of such meeting and is subject to the inspection of any shareholder during such meeting. The original share ledger or transfer book, or a duplicate thereof kept in Missouri, is prima facie evidence as to who are the shareholders of the Corporation entitled to examine such list or share ledger or transfer book, or to vote at any meeting of shareholders. Failure to comply with the requirements of this section does not affect the validity of any action taken at such meeting.

2.8 Proxies. A shareholder may, at any annual or special meeting, vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney in fact. Such proxy must be filed with the secretary of the Corporation before or at the time of the meeting. No proxy is valid after 11 months from the date of execution unless otherwise provided in the proxy.

2.9 Voting of Shares. Each outstanding share of stock having voting rights is entitled to one vote upon each matter submitted to a vote at any meeting of the shareholders of the Corporation.

2.10 Voting of Shares of Certain Holders.

(a) Shares of stock in the name of another corporation, foreign or domestic, are to be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

(b) Shares of stock in the name of a deceased person are to be voted by his executor or administrator in person or by proxy.

(c) Shares of stock in the name of a guardian, curator or trustee are to be voted by such fiduciary either in person or by proxy provided the books of the Corporation show the stock to be in the name of such fiduciary in such capacity.

(d) Shares of stock in the name of a receiver are to be voted by such receiver, and shares held by, or in the control of, a receiver are to be voted by such receiver without the transfer thereof into his name, if such voting authority is contained in an appropriate order of the court by which such receiver was appointed.

(e) Shares of stock which have been pledged are to be voted by the pledgor until the shares of stock have been transferred into the name of the pledgee, and thereafter, the pledgee is entitled to vote the shares so transferred.

2.11 Cumulative Voting. Shareholders of the Corporation shall not be permitted to cumulate their votes in elections for directors of the Corporation.

2.12 Informal Action by Shareholders. Any action required by The General and Business Corporation Law of Missouri to be taken at a meeting of the shareholders of the

Corporation, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if all of the shareholders entitled to vote with respect to the subject matter thereof sign written consents that set forth the action so taken. Such consents have the same force and effect as a unanimous vote of the shareholders at a meeting duly held, and may be stated as such in any certificate or document filed with the Secretary of State of the State of Missouri or any other state in the United States of America. The Corporation's secretary is to file such consents with the minutes of the meetings of the shareholders of the Corporation.

2.13 Rules of Meetings. The chairman of the board of directors of the Corporation is to preside at all meetings of the shareholders, or, in his absence, the president of the Corporation is to preside. If neither the chairman of the board nor the president are available, the party who called the meeting is to preside.

2.14 Notice of Shareholder Proposals. Any shareholder proposal relating to action to be taken at an annual meeting of shareholders, including nominations for directors, must be received by the Corporation at its main office not later than 90 days prior to the first anniversary of the annual meeting of shareholders for the prior year.

ARTICLE III

BOARD OF DIRECTORS

3.1 General Powers. The business, property and affairs of the Corporation is to be controlled and managed by its board of directors.

3.2 Number, Election, Duration and Vacancies. The corporation shall have 10 directors. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the whole Board of Directors of the Corporation, with Class I initially having four directors, Class II initially having three directors and Class III initially having three directors. The term of office of the initial Class I Directors shall expire at the third annual meeting of shareholders of the Corporation after their election; the term of office of the initial Class II Directors shall expire at the second annual meeting of shareholders of the Corporation after their election; and the term of office of the initial Class III Directors shall expire at the first annual meeting of shareholders of the Corporation after their election; or in each case when their respective successors are elected and have qualified. At each succeeding annual meeting of the shareholders, the Directors chosen to succeed those whose terms then expire shall be identified as being of the same class as the Directors they succeed and shall be elected for a term of three years expiring at the third succeeding annual meeting or thereafter when their respective successors are elected and have qualified. If the number of Directors is changed, any increase or decrease in Directors shall be apportioned among the classes so as to maintain all classes as nearly equal in number as possible, and any additional Directors elected to any class shall hold office for a term that shall expire with the term of the Directors in such class. In no case shall a decrease in the number of directors shorten the term of any incumbent director. Each director is to hold office for the term for which he is elected or until his successor has been elected and qualified. In case of the death or resignation or disqualification of one or more of the directors, a majority of the remaining directors are to fill such vacancy or vacancies until the successor or successors are elected at the next annual meeting of the shareholders. A director elected to fill a vacancy is to serve as such until the next annual meeting of the shareholders, except as herein provided.

3.3 Quorum. A majority of the board of directors of the Corporation constitutes a quorum for the transaction of business at a meeting of the board of directors, and the act of the majority of such quorum present at any such meeting is the act of the board of directors.

3.4 Meetings. The annual meeting of the board of directors is to be held at the same place as the annual meeting of the shareholders of the Corporation and immediately following such meeting. In the event of adjournment of such annual meeting of the board of directors because a quorum is not present or otherwise, such meeting may be held, without further notice, at any place within or without the State of Missouri as may be designated by the directors adjourning such meeting, provided a quorum is then present at such next meeting, but in no event may such meeting be conducted later than 30 days after the annual meeting of shareholders. All other meetings of the board of directors are to be held at the principal place of business of the Corporation or at such other place within or without the State of Missouri as may be designated by the board of directors or by the executive committee in absence of such designation by the board of directors. Regular meetings of the board of directors may be held without notice at such time and place as may be determined by the board of directors. Special meetings of the board of directors may be held at any time upon the call of the president or of any two directors.

3.5 Notice. Notice of any special meeting of the board of directors must be given at least two days prior thereto in writing delivered personally or mailed to each director. Notice given by mail is deemed to be delivered one day after deposited in the United States mail in a sealed envelope so addressed with postage thereon prepaid. Notice to a director may be waived by executing a written waiver thereof or by attendance at any meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened. Notice or waiver of notice of any regular or special meeting of the board of directors may but need not state the business to be transacted nor the purpose thereof, except as otherwise required by these Bylaws.

3.6 Compensation. Directors, as such, are not to receive a stated salary for their services, but, by resolution of the board of directors, may be allowed a fixed sum and expenses of attendance, if any, for attendance at any meeting of the board of directors. Nothing contained herein precludes a director from serving the Corporation in any other capacity and receiving compensation therefor.

3.7 Presumption of Assent. A director of the Corporation is presumed to have assented to the action taken on any corporate matter at a board of directors meeting at which he is present, unless his dissent is entered in the minutes of the meeting or unless he forwards such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. A director who voted in favor of such action may not so dissent.

3.8 Action by Unanimous Consent of Directors. In accordance with Section 351.340 of The General and Business Corporation Law of Missouri, if all the directors severally or collectively consent in writing to any action taken or to be taken by the directors, such consents have the same force and effect as a unanimous vote of the directors at a meeting duly held, and may be stated as such in any certificate or document filed with the Secretary of State of the State of Missouri or any other state in the United States of America. The secretary of the Corporation is to file such consents with the minutes of the meetings of the board of directors. Formal meetings of the directors need not be held where the action of all the directors are consented to in writing.

3.9 Resignation or Disqualification.

(a) A director may resign at any time for any reason. Any such resignation must be in writing and must be delivered to the chairman of the board, the president or the secretary of the Corporation. A resignation is effective upon such delivery.

(b) A director may be removed only for cause and only upon the vote of persons owning at least 66 2/3% of the outstanding voting stock entitled to vote generally in the election of directors. The removal procedure is to be conducted at a meeting of the shareholders called for expressly called for such purpose.

3.10 Rules of Meetings. The chairman of the board of directors is to preside at all meetings of the board of directors, or, in his absence, the president of the corporation is to preside. If neither the chairman of the board nor the president is available or able to preside, the party who called the meeting is to preside. Except as permitted by Section 351.327 of The General and Business Corporation Law of Missouri, no director's vote is to be counted in determining a majority of votes if such director is not "disinterested."

3.10 Tele-Participation in Meetings. Directors may participate in a meeting of the board of directors by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other. Participation in a meeting in this manner constitutes presence in person at the meeting.

ARTICLE IV

COMMITTEES

4.1 Executive Committee. An executive committee of two or more directors may be created by a majority vote of the entire board of directors to serve at the pleasure of the board, and one of such directors is to be designated to act as chairman thereof. The board of directors is to fill the vacancies on the committee. Between meetings of the board of directors, the executive committee, if it is created, possesses and may exercise any and all powers of the board of directors in the management of the business and affairs of the Corporation to the extent authorized by resolution adopted by a majority vote of the entire board of directors. The executive committee is to keep a complete record of its activities and regularly report them to the board of directors at every meeting thereof. All actions taken by the executive committee are subject to revision, alteration or change by the board of directors, provided that rights of third persons may not be affected thereby.

4.2 Meetings of the Executive Committee. A majority of the executive committee constitutes a quorum for the transaction of business. The executive committee may determine the time and place for its meetings, the notice necessary therefor and its rules of procedure.

4.3 Other Committees. The board of directors, by resolution, may provide for such other committees as it deems necessary or desirable to serve at its pleasure and to have such powers and perform such functions as may be assigned to them.

ARTICLE V

OFFICERS

5.1 Executive Officers. Executive officers of the Corporation are the president and a secretary, and, if so elected by the board of directors, a chairman, one or more vice presidents, a treasurer, assistant secretaries and assistant treasurers. The president is to be selected from the board of directors.

5.2 Election and Term. The president and secretary are to be elected at the first meeting of the board of directors following the annual meeting of the shareholders, and hold office at the pleasure of the board of directors until their successors are elected or until they are removed as provided herein. A vice president, chairman, assistant secretaries, treasurer and assistant treasurers may be elected by the board of directors at any meeting thereof to hold office at the pleasure of the board of directors. If more than one vice president should be elected, the board of directors at the time of the election is to determine the seniority of each of the vice presidents.

5.3 Removal. An officer of the Corporation elected by the board of directors may be removed with or without cause at any time only by a vote of the board of directors. The officer may be removed only upon the vote of a majority of the directors present at such meeting, provided there is a quorum. However, if the officer to be removed is a director, he may not vote on his removal. Such removal is without prejudice to the contract rights, if any, of such officer.

5.4 Vacancies. A vacancy in any office caused by the death, resignation or removal of the officer or otherwise may but need not be filled by the board of directors for the unexpired term.

5.5 Compensation. The board of directors is to determine the compensation to be received by the officers of the Corporation and agents appointed by the board of directors.

5.6 Bond. The board of directors, by resolution, may require the officers and agents of the Corporation, or any of them, to give bond to the Corporation, in sufficient amount and with sufficient surety, to secure the faithful performance of their duties and to comply with such other conditions as the board of directors may from time to time require.

5.7 Resignation. An officer of the Corporation may resign at any time for any reason. Any such resignation must be in writing and be delivered to the chairman of the board, the president or the secretary of the Corporation. A resignation is effective upon such delivery.

ARTICLE VI

DUTIES OF OFFICERS

6.1 Chairman. The chairman of the board of directors, if one is elected, is to preside at all meetings of the board of directors and has and is to perform such other duties as from time to time may be assigned to him by the board of directors.

6.2 The President. The president is to supervise and control the business, property and affairs of the Corporation, subject to the authority hereinabove given to the board of directors, and is to preside at all meetings of the shareholders and of the board of directors in the absence of the chairman of the board. The president is to perform all duties incident to his office, including executing all certificates for shares of stock of the Corporation, deeds, mortgages, bonds, contracts or other instruments, except where the execution thereof is expressly delegated by the board of directors or the Bylaws to another officer or agent of the Corporation, or is required by law to be otherwise executed.

6.3 Vice Presidents. The vice presidents, if elected, are to perform the duties and exercise the powers delegated to them by the board of directors or the president of the Corporation. In the absence of the president, the vice presidents in order of their seniority are to perform the duties and exercise the powers of the president.

6.4 The Secretary. The secretary is to attend all meetings of the shareholders, board of directors, and executive committee, and is to record votes and keep minutes of such meetings in one or more books provided for that purpose. In addition, in the absence of the president, the secretary is to perform the duties and exercise the powers of the president if no vice president is elected. He is to give all notices in the manner required by these Bylaws or by law. He is the custodian of the corporate records and corporate seal and, when authorized by the board of directors, executive committee, president or vice president, is to affix the seal to any document or instrument of the Corporation requiring the Corporation's seal. He has general charge of the stock transfer books of the Corporation and is to keep a list of the post office addresses of each shareholder. He is, in general, to perform all duties incident to the office of secretary and perform such other duties as may be required by the board of directors, executive committee or the president, under whose supervision he is. If the secretary is absent from any meeting, the board of directors or executive committee may select any of their number, or any assistant secretary, to act as temporary secretary.

6.5 Treasurer. The treasurer, if elected, and if no treasurer is elected, then the secretary, has control and custody of the funds and securities of the Corporation. He is to keep and maintain in books and records of the Corporation accurate accounts of receipts and disbursements, and he is to deposit all monies and valuable effects of the Corporation in the name of the Corporation in such depositories as the board of directors or executive committee or president may designate. He is to make disbursements of the funds and securities of the Corporation upon order of the board of directors or executive committee and obtain proper vouchers therefor. He is to report to the board of directors and executive committee, at all meetings thereof, concerning the financial condition of the Corporation and the performance of his duties as treasurer. In general, he is to perform all duties incident to the office of treasurer. He is, upon request of the board of directors or executive committee, to furnish a bond for the faithful performance of his duties in such amount and with such surety as either of them may require.

6.6 Assistant Officers. Any assistant secretaries or assistant treasurers elected by the board of directors have such authority and are to perform such duties as the board of directors may, from time to time, prescribe.

6.7 Subordinate Officers. The board of directors may elect such subordinate officers as it deems necessary or desirable to serve for such period and have such authority and perform such duties as the board of directors may authorize.

ARTICLE VII

CERTIFICATES FOR SHARES AND THEIR TRANSFER

7.1 Certificates for Shares. The board of directors is to prescribe the form of the certificate of stock of the Corporation. The certificate is to be signed by the president or vice president and by the secretary, treasurer or assistant secretary or assistant treasurer, is to be sealed with the seal of the Corporation and is to be numbered consecutively. The name of the owner of the certificate, the number of shares of stock represented thereby, and the date of issue are to be recorded on the books of the Corporation. Certificates of stock surrendered to the Corporation for transfer are to be canceled, and new certificates of stock representing the transferred shares issued. New stock certificates may be issued to replace lost, destroyed or mutilated certificates upon such terms and with such security to the Corporation as the board of directors may require.

7.2 Transfer of Shares. Shares of stock of the Corporation may be transferred on the books of the Corporation by the delivery of the certificates representing such shares to the Corporation for cancellation, and with an assignment in writing on the back of the certificate executed by the person named in the certificates as the owner thereof, or by a written power of attorney executed for such purpose by such person. The person registered on the books of the

Corporation as the owner of shares of stock of the Corporation is deemed the owner thereof and is entitled to all rights of ownership with respect to such shares.

7.3 Transfer Books. Transfer books are to be maintained under the direction of the secretary, showing the ownership and transfer of all certificates of stock issued by the Corporation.

ARTICLE VIII

FISCAL YEAR

The fiscal year of the Corporation is to be established from time to time by resolution of the board of directors of the Corporation.

ARTICLE IX

SEAL

The Corporation is not required to adopt a seal. If a seal is adopted by the Directors, such seal is to be in the form of a circle, and is to have inscribed thereon the name of the Corporation and the words "Corporate Seal" and "Missouri". The form of the seal of the Corporation may be changed from time to time by resolution of the board of directors.

ARTICLE X

CONTRACTS, LOANS, CHECKS AND DEPOSITS

10.1 Contracts. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of or on behalf of the Corporation as the board determines, and such authority may be general or confined to specific instances.

10.2 Loans. No loans may be contracted on behalf of the Corporation and no evidences of indebtedness may be issued in the Corporation's name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

10.3 Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation are to be signed by such officer or officers, agent or agents of the Corporation and in such manner as from time to time may be determined by resolution of the board of directors.

10.4 Deposits. All funds of the Corporation not otherwise employed are to be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the board of directors may select.

ARTICLE XI

WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to these Bylaws, the articles of incorporation of the Corporation, or the corporate laws of the State of Missouri, a written waiver thereof signed by the person or persons entitled thereto, whether before or after the time stated therein, satisfies such requirement of notice.

ARTICLE XII

INDEMNIFICATION OF OFFICERS AND DIRECTORS AGAINST LIABILITIES AND EXPENSES IN ACTION

12.1 Indemnification with Respect to Third Party Actions. The Corporation is to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of this Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, taxes and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

12.2 Indemnification with Respect to Actions by or in the Right of the Corporation. The Corporation is to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines, taxes and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. However, no indemnification is to be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the

Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper. Any indemnification under this Section 12.2 (unless ordered by a court) is to be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, partner, trustee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in this Section 12.2. Such determination is to be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

12.3 <u>Payment of Expenses in Advance of Disposition of Action</u>. Expenses incurred in defending any actual or threatened civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee, partner, trustee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Article.

12.4 Indemnification Provided in This Article Non-Exclusive. The indemnification provided by this Article is not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity while holding such office, and continues as to a person who has ceased to be a director, officer, employee, partner, trustee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

12.5 Definition of "Corporation". For the purposes of this Article, references to the "Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee, partner, trustee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee, partner, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise stands in the same position under the provisions of this Article with respect to the resulting or surviving corporation in the same capacity.

12.6 Saving Clause. In the event any provision of this Article is held invalid by any court of competent jurisdiction, such holding does not invalidate any other provision of this Article, and any other provisions of this Article is to be construed as if such invalid provision had not been contained in this Article.

ARTICLE XIII

AMENDMENTS

These Bylaws may be amended or repealed and new Bylaws may be adopted by a vote of the majority of shares represented in person or by proxy and entitled to vote at any annual meeting of shareholders or at any special meeting of shareholders setting forth the terms of the proposed Bylaws, amendment, or repeal. The board of directors also has the power to make, alter, amend or repeal these Bylaws to the extent that such power may be vested in the board of directors by the articles of incorporation of the Corporation.

APPENDIX G

AGREEMENT AND PLAN OF MERGER

among

Corn Belt Bank and Trust Company,

an Illinois banking corporation

and

Farmers & Merchants Bancorp, Inc.,

a Missouri corporation

and

Farmers & Merchants Bank and Trust Company,

a Missouri banking corporation

Dated as of September 6, 2005

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this "*Agreement*") is made and entered into as of the date last below written by and among Corn Belt Bank and Trust Company, an Illinois banking corporation ("*Corn Belt Bank*"), Farmers & Merchants Bancorp, Inc., a Missouri corporation ("*F&M Bancorp*"), and Farmers & Merchants Bank and Trust Company, a Missouri banking corporation ("*F&M Bank*"; and collectively with F&M Bancorp the "*F&M Entities*").

WHEREAS, F&M Bancorp is the owner of 100 percent of the issued and outstanding shares of the capital stock of F&M Bank; and

WHEREAS, the respective Boards of Directors of Corn Belt Bank and the F&M Entities have authorized the execution and delivery of this Agreement; and

WHEREAS, Corn Belt Bank and the F&M Entities desire to provide for certain undertakings, conditions, representations, warranties, and covenants in connection with the transactions contemplated by this Agreement;

NOW, THEREFORE, in consideration of the premises and of the representations, warranties, and agreements herein contained, the parties agree as follows:

Article I
THE MERGER

1.01 The Merger. Subject to the terms and conditions of this Agreement, F&M Bank shall be merged with and into Corn Belt Bank (the "*Merger*") in accordance with the Bank Merger Act and the banking laws of the States of Missouri and Illinois, and the separate corporate existence of F&M Bank shall cease. Corn Belt Bank shall be the surviving corporation in the Merger (referred to herein as the "*Surviving Corporation*" with respect to the period after the Merger is effected), and shall operate under the name "*Corn Belt Bank and Trust Company.*" Corn Belt Bank, located at 643 W. Washington Street, Pittsfield, Illinois 62363-0499, as the Surviving Corporation, shall also sometimes hereinafter be referred to as the "*Resulting Bank.*" Corn Belt Bank, as of June 30, 2005, has 500 shares of common stock, each of $100.00 par value. The amount of Tier 1 capital of Corn Belt Bank as of June 30, 2005 is shown on *Schedule 1.01.* F&M Bank, located at 505 Broadway, Hannibal, Missouri 63401-0938 shall sometimes hereinafter be referred to as the "*Merging Bank.*" F&M Bank, as of June 30, 2005, has 64,000 shares of common stock outstanding, each of $15.00 par value. The amount of Tier 1 capital of F&M Bank as of June 30, 2005 is shown on *Schedule 1.01.* Upon consummation of the Merger, Resulting Bank will have 10,100 shares of common stock, each of $100.00 par value, together with projected additional paid in capital of $8,870,000 (subject to adjustment per this Agreement).

1.02 Closing. The closing of the Merger (the "*Closing*") shall take place, subject to satisfaction or waiver of all conditions set forth in *Article VI* hereof, at the offices of Polsinelli Shalton Welte Suelthaus, PC, 100 S. Fourth Street, Suite 1100, St. Louis, Missouri 63102, at 5:00 p.m., local time, on such date (the "*Closing Date*") as Corn Belt Bank and the F&M Entities shall reasonably agree, but Closing shall not occur later than the later of 10 business days after the date of receipt of all Approvals (as defined below) and the passage of all applicable waiting periods and the satisfaction of all conditions thereto and to this Agreement. Notwithstanding the foregoing, the Closing shall not occur prior to consummation of the transactions contemplated by that certain Agreement and Plan of Reorganization dated as of May 25, 2005 (the "*Reorganization Agreement*") by and between F&M Bancorp and MCM Savings Bank, F.S.B. ("*MCM Savings Bank*").

As used herein, "Approvals" shall mean all approvals of any regulatory entity, if such approval is necessary for the consummation of the transactions contemplated in this Agreement, including, but not limited to, any approvals of the Illinois Department of Financial and Professional Regulation (the "*Illinois Department*"), the Federal Deposit Insurance Corporation (the "*FDIC*") and the Missouri Division of Finance (the "*Missouri Division*"), collectively referred to herein as the "Approving Authorities."

On the Closing Date, a duly authorized representative of each of Corn Belt Bank and F&M Bank shall review, confirm, acknowledge, and agree upon the calculation and amount of the Merger Consideration (as defined below) to be paid to holders of F&M Bank common stock (other than Dissenting Shareholders, as defined below).

1.03 Effective Time. On the Closing Date, Corn Belt Bank will cause the Merger to be consummated by delivering to the Illinois Department and the Missouri Division for filing articles of merger (the "*Articles of Merger*") in such form as required by, and duly executed and acknowledged in accordance with, the relevant provisions of the banking laws of the State of Illinois and the banking laws of the State of Missouri. The Merger shall be effective (the "*Effective Date*") as of the date the Illinois Department issues its Certificate of Merger.

1.04 Articles Of Association And By-Laws. The Charter and By-Laws of Corn Belt Bank in effect immediately prior to the Effective Date shall be the Charter and By-Laws of the Surviving Corporation, and shall continue in each case until amended in accordance with their respective provisions and applicable law.

1.05 Board Of Directors And Officers.

(a) Immediately after the Effective Date, the Board of Directors of the Surviving Corporation shall consist only of those persons serving as directors of Corn Belt Bank immediately prior to the Effective Date and the terms of those directors after the Effective Date shall be the same as their respective terms immediately prior to the Effective Date. No person who was a director of F&M Bank shall be a director of the Surviving Corporation unless he was a director of Corn Belt Bank immediately prior to the Effective Time.

(b) Immediately after the Effective Date, the officers of Corn Belt Bank shall be and continue as the officers of the Surviving Corporation until their respective successors are duly elected and qualified. No person who was an officer of F&M Bank shall be an officer of the Surviving Corporation.

1.06 Additional Actions. If, at any time after the Effective Date, the Surviving Corporation shall consider or be advised that any further deeds, assignments, or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its right, title, or interest in, to, or under any of the rights, properties, or assets of F&M Bank and Corn Belt Bank or (ii) otherwise carry out the purposes of this Agreement, F&M Bank and its officers and directors and Corn Belt Bank and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, or assurances in law and to do all acts necessary or proper to vest, perfect, or confirm title to and possession of such rights, properties, or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of F&M Bank or Corn Belt Bank, respectively, or otherwise to take any and all such actions.

1.07 Merger Consideration. At the Effective Date, by virtue of the Merger and without any action on the part of Corn Belt Bank, F&M Bank, or any holder of the following securities:

(a) Each share of Common Stock, par value $15.00 per share, of F&M Bank (collectively, the "***F&M Bank Common Stock***") issued and outstanding immediately prior to the Effective Date shall be canceled and extinguished and be converted into the right to receive: an amount of cash (referred to herein in the aggregate as the "***Merger Consideration***") equal to the quotient of (x) the Adjusted Book Value (as defined herein) of F&M Bank as of the last day of the month immediately preceding the Closing Date (the "***Valuation Date***") divided by (y) the total number of issued and outstanding shares of F&M Bank Common Stock as of the Closing Date (not including treasury shares); or, in the case of Dissenting Shares (as defined below), the right to be paid the fair value thereof as provided for in Section 1.07(c) below. All treasury shares shall be cancelled, and no consideration shall be paid with respect to them.

The term "Dissenting Shares" means any shares of F&M Bank Common Stock, the holder of which has timely demanded in writing pursuant to the banking laws of the State of Missouri payment for such shares and who has not voted in favor of the Merger, and who, as a result thereof, is entitled to receive the fair value of such holder's shares of F&M Bank Common Stock from the Surviving Corporation in accordance with the banking laws of the State of Missouri (each, a "***Dissenting Shareholder***").

The term "Adjusted Book Value" means the book value of the assets less the liabilities of F&M Bank as reflected on the balance sheet of F&M Bank as of the Valuation Date, which shall be prepared in a manner consistent with the past accounting practices and in accordance with bank regulatory guidelines.

(b) Each share of stock of Corn Belt Bank, issued and outstanding immediately prior to the Effective Date shall remain issued and outstanding in the hands of the holder thereof and shall be deemed issued and outstanding shares of the Surviving Corporation, unchanged by the Merger.

(c) The holders of the Dissenting Shares, if any, shall be entitled to payment for such shares only to the extent permitted by and in accordance with the provisions of the banking laws of the State of Missouri. The Surviving Corporation shall be obligated to make payment to the holders of Dissenting Shares pursuant to the banking laws of the State of Missouri only up to the per share Merger Consideration determined in accordance with Section 1.07(a) hereof; and any excess shall be paid by F&M Bancorp.

(d) If, in accordance with the banking laws of the State of Missouri, any holder of Dissenting Shares shall forfeit such right to payment of the fair value of such shares, such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Date, the right to receive the per share Merger Consideration, which shall be paid by the Surviving Corporation.

(e) F&M Bank shall give Corn Belt Bank (i) prompt notice of any written objections to the Merger and any written demands for the payment of the fair value of any shares, withdrawals of such demands, and any other instruments served pursuant to the banking laws of the State of Missouri and received by F&M Bank. F&M Bank shall not voluntarily make any payment with respect to any demands for payment of fair value and shall not, except with the prior consent of Corn Belt Bank, settle or offer to settle any such demands.

(f) Notwithstanding the foregoing provisions concerning Dissenting Shares, F&M Bancorp, as the holder of all issued and outstanding shares of F&M Bank Common Stock, agrees not to exercise any rights it may have to dissent with respect to the Merger and to accept the Merger Consideration specified in subparagraph (a) above.

1.08 Payment Of Merger Consideration.

(a) On the Effective Date, Corn Belt Bank shall pay to F&M Bancorp, as owner of F&M Bank Common Stock, the Merger Consideration, upon receipt by Corn Belt Bank of (i) all certificates formerly representing F&M Bank Common Stock held by F&M Bancorp, together with (ii) a duly completed stock power executed in blank. As soon as practicable following the Effective Date, Corn Belt Bank shall mail to all other holders of certificates formerly representing F&M Bank Common Stock (if any), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon receipt of such certificate by Corn Belt Bank) advising such holder of the terms and the exchange effected by the Merger and the procedure for surrendering to Corn Belt Bank such certificate in exchange for the portion of the Merger Consideration attributable to F&M Bank Common Stock being surrendered. Delivery of the letter of transmittal and certificates may be made by mail, personal delivery, or overnight delivery service, at the option and risk of loss and title of the holder.

(b) Upon receipt by Corn Belt Bank of a properly completed and executed stock power and applicable certificate formerly representing shares of F&M Bank Common Stock, Corn Belt Bank shall promptly pay to F&M Bancorp the Merger Consideration due. No interest shall be payable to any holder of certificates formerly representing F&M Bank Common Stock. Notwithstanding the foregoing, no party hereto shall be liable to any holder of shares of F&M Bank Common Stock for any consideration paid to a public official pursuant to any applicable abandoned property, escheat, or similar laws.

(c) If any portion of the Merger Consideration is to be issued to a person other than the person in whose name the certificate so surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to Corn Belt Bank any transfer or other taxes required by reason of the payment of the Merger

Consideration to a person other than the person who is the registered holder of the certificate surrendered or otherwise establish to the satisfaction of Corn Belt Bank that such tax has been paid or is not payable.

(d) Upon consummation of the Merger, a pro-forma financial statement reflecting the assets and liabilities of the Resulting Bank is shown on Schedule 1.08. Upon consummation of the Purchase and Assumption (as defined below), a pro-forma financial statement reflecting the assets and liabilities of the Resulting Bank is shown on Schedule 1.08.

1.09 Closing Of Stock Transfer Books. The stock transfer books of F&M Bank shall be closed at the Effective Date. In the event of a transfer of ownership of F&M Bank Common Stock which is not registered in the transfer records of F&M Bank, the Merger Consideration to be distributed pursuant to this Agreement may be delivered to a transferee if the certificate representing such shares is presented to Corn Belt Bank, accompanied by all documents required to evidence and effect such transfer and by payment of any applicable stock transfer taxes. Corn Belt Bank shall be entitled to rely upon the stock transfer books of F&M Bank to establish the identity of those persons entitled to receive the Merger Consideration specified in this Agreement for their shares of F&M Bank Common Stock, which books shall be conclusive with respect to the ownership of such shares. In the event of a dispute with respect to the ownership of any such shares, Corn Belt Bank shall be entitled to deposit any consideration represented thereby in escrow with an independent party and thereafter be relieved with respect to any claims to such consideration.

1.10 Entire Transaction.

(a) Goals. This Agreement and the transactions contemplated herein are part of a larger group of transactions contemplated by Corn Belt Bank and the F&M Entities. The goals ("***Goals***") of Corn Belt Bank and the F&M Entities in the entire series of transactions are: (i) Corn Belt Bank will become F&M Bank's successor via the Merger and be authorized to operate a banking business in Missouri from one or more branch locations, including a branch to be established by Corn Belt Bank in the metropolitan St. Louis area immediately upon consummation of the Merger in a location designated by Corn Belt Bank; (ii) MCM Savings Bank will become the owner (pursuant to a separate Purchase and Assumption Agreement) of all of the assets (except any assets of any newly established branch in the St. Louis metropolitan area provided by Corn Belt Bank) and assume all of the liabilities of F&M Bank existing immediately prior to the closing of the Merger (the "***Purchase and Assumption***"), with the right to operate all locations of F&M Bank (as of the date of this Agreement) as such bank's branches; and (iii) F&M Bancorp or MCM Savings Bank will derive a direct financial benefit from these endeavors in an amount equal to $250,000 (the difference between the consideration received by F&M Bancorp from the Merger and the consideration paid by MCM Savings Bank in the Purchase and Assumption).

(b) Additional Agreements. Some or all of Corn Belt Bank and the F&M Entities have prior to or as of the date hereof entered into the following additional agreements (the "***Additional Agreements***"):

- Purchase and Assumption Agreement by and between Corn Belt Bank and MCM Savings Bank

- Reorganization Agreement

It is the intention of the parties hereto that the Additional Agreements and this Agreement shall each be binding upon the parties thereto in accordance with their terms.

1.11 Reservation Of Right To Revise Transactions. Corn Belt Bank may at any time, with the prior written consent of F&M Bancorp and MCM Savings Bank, change the method of effecting the acquisition of F&M Bank by Corn Belt Bank, and the F&M Entities shall cooperate in such efforts (including, without limitation, revising the provisions of this ***Article I***), if and to the extent that Corn Belt Bank reasonably determines such change to be desirable to satisfy regulatory or other concerns; *provided, however*, that no such change shall alter or change the Goals, impair or delay consummation of the transaction contemplated hereby, change the consideration to be received by the F&M Entities in the Merger or adversely change the treatment under federal and state tax laws of the transaction contemplated hereby or in the Purchase and Assumption.

Article II
REPRESENTATIONS AND WARRANTIES OF THE F&M ENTITIES

As a material inducement to Corn Belt Bank to enter into and perform its obligations under this Agreement, and notwithstanding any examinations, inspections, audits, and other investigations heretofore and hereafter made by Corn Belt Bank, each of F&M Bancorp and F&M Bank hereby jointly and severally represents and warrants to Corn Belt Bank as follows:

2.01 Organization And Authority. F&M Bancorp is a corporation duly organized, validly existing, and in good standing under the laws of the State of Missouri, and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. F&M Bancorp is registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "***BHCA***").

F&M Bank is a Missouri chartered bank, is duly organized, validly existing, and in good standing under the laws of the State of Missouri, and its deposits are insured up to applicable limits of the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "***FDIC***") under the Federal Deposit Insurance Act of 1950, as amended (the "***FDIC Act***").

Each of F&M Bancorp and F&M Bank possesses all corporate power and authority to own and operate its respective properties and to carry out its respective business as and where the same are now being conducted.

2.02 Corporate Authorization; Records. Each of the F&M Entities has the corporate power and authority to enter into this Agreement and, subject to the approval of the Merger by the shareholders of F&M Bank and such approvals of government agencies and other governing boards having regulatory authority over F&M Bancorp and F&M Bank as may be required by applicable law, rule, or regulation, to carry out its obligations hereunder. The execution, delivery, and performance of this Agreement by the F&M Entities and the consummation of the transactions contemplated hereby have been duly authorized by their respective Boards of Directors.

Neither the execution, delivery, and performance by the F&M Entities of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by the F&M Entities with any of the provisions hereof, will (a) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of any lien, security interest, charge, or encumbrance (any of such matters constituting a "Breach") upon any of the properties or assets of F&M Bank under any of the terms, conditions, or provisions of (i) the articles of incorporation, articles of association, or Bylaws of F&M Bank, or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other instrument or obligation to which F&M Bank is a party or by which it may be bound, or to which F&M Bank or any of the properties or assets of F&M Bank may be subject except to the extent any such Breach would not have a material adverse effect upon the business, financial condition, results of operations or prospects of the F&M entities taken as a whole, or (b) subject to compliance with the statutes and regulations referred to in this Section, violate any judgment, ruling, order, writ, injunction, decree, or to the best knowledge of the F&M Entities, any statute, rule, or regulation applicable to F&M Bank or any of their respective properties or assets except to the extent any such Breach would not have a material adverse effect upon the business, or financial condition results of operations or prospects of the F&M Entities taken as a whole.

Other than in connection or in compliance with the provisions of the banking laws of the State of Illinois, the banking laws of the State of Missouri, or filings, consents, reviews, authorizations, approvals, or exemptions required under the BHCA, or any required approvals of the Federal Reserve Board, the Office of Thrift Supervision, the Illinois Department, the FDIC or the Missouri Division, no notice to, filing with, exemption or review by, or authorization, consent, or approval of, any public body or authority is necessary for the consummation by the F&M Entities of the transactions contemplated by this Agreement.

2.03 Capitalization Of F&M Bank. The authorized capital stock of F&M Bank consists of 64,000 shares of Common Stock, of which 64,000 shares are issued and outstanding. F&M Bancorp has and will have as of the Closing Date good and marketable title to 100 percent of the then issued and outstanding shares of F&M Bank Common Stock, free and clear of any liens, claims, charges, encumbrances, and assessments of any kind or nature whatsoever. There are no other shares of capital stock or other equity securities of F&M Bank outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock of F&M Bank, or contracts, commitments, understandings, or arrangements by which F&M Bank is or may become bound to issue additional shares of capital stock or options, warrants, or rights to purchase or acquire any additional shares of capital stock. All of the issued and outstanding shares of F&M Bank common stock are validly issued, fully paid, and nonassessable.

2.04 Financial Statements.

(a) F&M Bancorp has furnished to Corn Belt Bank copies of the Financial Statements and Regulatory Reports described in Schedule 2.04.

(b) The Financial Statements have been prepared in accordance with the books and records of F&M Bank in accordance with generally accepted accounting principles consistently applied, and present fairly the financial position of F&M Bank at the dates thereof and the results of their operations and cash flows of F&M Bank; except that the Regulatory Reports have been prepared in accordance with regulatory accounting principles rather than generally accepted accounting principles, and that statements for interim periods are subject to normal adjustments and do not contain certain notes required under generally accepted accounting principals.

(c) F&M Bank has prepared, kept, and maintained through the date hereof, on a consistent basis, true, correct, and complete financial and other books and records of its affairs which fairly reflect their respective assets, properties, liabilities, and operations.

2.05 Reports. F&M Bank has filed all reports, registrations, and statements, together with any required amendments thereto, that it was required to file with the Missouri Division and the Federal Reserve Board. All such reports and statements filed with any such regulatory body or authority, as of their respective dates, complied in all material respects with all rules and regulations promulgated by the Missouri Division and the Federal Reserve Board, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.06 Property(i) F&M Bancorp and its subsidiaries have marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except Taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the Financial Statements and easements, rights-of-way, and other restrictions and imperfections not material in nature, and further excepting in the case of Other Real Estate Owned (as such real estate is internally classified on the books of F&M Bancorp or its subsidiaries) rights of redemption under applicable law) to all of their owned real properties, (ii) all leasehold interests for real property and personal property used by F&M Bancorp and its subsidiaries in their businesses are held pursuant to lease agreements which are valid and enforceable in accordance with their terms, (iii) all such properties comply with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of F&M Bancorp, threatened with respect to such properties, (iv) F&M Bancorp and its subsidiaries have valid title or other ownership rights under licenses to all intangible personal or intellectual property necessary to conduct the business and operations of F&M Bancorp and its subsidiaries as presently conducted, free and clear of any claim, defense or right of any other person or entity, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not adversely interfere with the use of such property, (v) all insurable properties owned or held by F&M Bancorp and its subsidiaries are adequately insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with bank holding companies of similar size, and there are presently no claims pending under such policies of insurance and no notices have been given by F&M Bancorp or any of its subsidiaries under such policies, and (vi) all tangible properties used in the businesses of F&M Bancorp and its subsidiaries are in good condition, reasonable wear and tear excepted, and are useable in the ordinary course of business consistent with past practices.

2.07 Absence Of Defaults. Neither F&M Bancorp nor F&M Bank is in default under or in violation of any provision of its charter or articles of incorporation, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to F&M Bancorp or F&M Bank.

2.08 Absence Of Undisclosed Liabilities. Except as disclosed in ***Schedule 2.08,*** F&M Bank and its subsidiaries do not have any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against F&M Bank or its subsidiaries giving rise to any such liability), except for liabilities set forth in the Financial Statements described in Section 2.04.

2.09 Material Adverse Change. Except as otherwise disclosed in this Agreement, including any of the Schedules of the F&M Entities referenced herein, since March 31, 2005, there has been no material adverse change in the business, financial condition, results of operations, or prospects of F&M Bank taken as a whole (other than changes in laws or regulations, or interpretations thereof, that affect the banking industry generally, or changes in the general level of interest rates or economic changes).

2.10 Taxes. F&M Bank has timely filed or will timely file all tax returns required to be filed at or prior to the Closing Date. F&M Bank will not have any material liability for any such taxes in excess of the amounts so paid or reserves so established and no material deficiencies for any tax, assessment, or governmental charge have been proposed, asserted, or assessed (tentatively or definitely) against F&M Bank which would not be covered by existing reserves. F&M Bank is not delinquent in the payment of any material tax, assessment, or governmental charge, nor has it requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed and no requests for waivers of the time to assess any taxes are pending.

2.11 Litigation And Other Proceedings. Except as set forth in ***Schedule 2.11,*** F&M Bank is not a party to any pending or threatened claim, action, suit, investigation, or proceeding, or governmental investigation or proceeding, other than foreclosure proceedings against borrowers of F&M Bank, or is subject to any order, judgment, or decree. Without limiting the generality of the foregoing, except as set forth in ***Schedule 2.11,*** as of the date of this Agreement, there are no actions, suits, or proceedings pending or threatened against F&M Bank or any of its officers, employees, or directors by any shareholder (or any former shareholder) or involving claims under the Community Reinvestment Act of 1977, the Bank Secrecy Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act or the USA Patriot Act.

2.12 Governmental Compliance. F&M Bank holds all permits, business licenses, certificates, franchises, and other similar items, which, if not held, would materially adversely affect the financial condition, operations, prospects, and/or ownership rights as to the assets and properties of F&M Bank. Neither F&M Bancorp nor F&M Bank is subject to any order of court or governmental authority that could prevent or materially adversely affect the consummation of the transactions contemplated hereby and, except for statutory or regulatory restrictions of general application, no federal, state, municipal, or other governmental authority has placed any restriction on the business of F&M Bank which reasonably could be expected to have a material adverse effect on the business, financial condition, results of operations, or prospects of F&M Bank.

2.13 Certain Environmental Matters. Except as set forth in ***Schedule 2.13***, F&M Bank is not subject to a material liability as a result of its ownership, operation, or use of any property (whether directly or as a consequence of such property being part of its investment portfolio, such in its capacity as a trustee, and property in which any venture capital or similar unit of F&M Bank has an interest, but excluding property held as collateral for the security of any loan due it) (the "***Property***") (a) that is contaminated by or contains any hazardous waste, toxic substance, or related materials, including without limitation, asbestos, PCBs, pesticides, herbicides, or any other substance or waste that is hazardous to human health or the environment (collectively, a "***Toxic Substance***"), or (b) on which any Toxic Substance has been stored, disposed of, placed, or used in the construction thereof. No claim, action, suit, proceeding, or investigation is pending or to the best knowledge of the F&M Entities has been initiated against F&M Bank relating to the Property before any court or other governmental authority or arbitration tribunal relating to hazardous substances, pollution, or the environment, and there is no outstanding judgment, order, writ, injunction, decree, or award against F&M Bank with respect to the same.

2.14 Labor And Employment; Employee Benefit Plans. The employees of F&M Bank are not represented by any labor union nor are there any collective bargaining agreements otherwise in effect with respect to such employees. F&M Bank is in material compliance with all of its pension, retirement, profit sharing, deferred compensation, bonus, group insurance, Section 125, severance, and other employee benefit, incentive, and welfare policies, contracts, plans, and arrangements, in respect of any of the present or former directors, officers, or other employees of F&M Bank (collectively, the "***Employee Plans***").

2.15 Regulatory Matters. None of the information regarding F&M Bank supplied or to be supplied by the F&M Entities for inclusion or included in any documents filed with the Illinois Department, the FDIC, the Missouri Division, or any other regulatory authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with such applicable regulatory authority, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, be false or misleading with respect to any material fact, or omit to state any material fact.

2.16 Brokers, Investment Bankers, And Finders. Neither F&M Bancorp, F&M Bank, nor any of their respective officers, directors, or employees has employed any broker, investment banker, finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, investment banker fees or commissions, or finder's fees, and no broker, investment banker, or finder has acted directly or indirectly for F&M Bancorp and/or F&M Bank in connection with this Agreement or the transactions contemplated hereby.

2.17 Accuracy Of Information. The statements contained in this Agreement, the Schedules, and in any other written document executed and delivered by or on behalf of the F&M Entities pursuant to the terms of this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein not misleading.

Article III
REPRESENTATIONS AND WARRANTIES OF CORN BELT BANK

As a material inducement to the F&M Entities to enter into and perform its obligations under this Agreement, and notwithstanding any examinations, inspections, audits, or other investigations made by the F&M Entities, Corn Belt Bank hereby represents and warrants to the F&M Entities as follows:

3.01 Organization And Authority. Corn Belt Bank is an Illinois banking corporation duly organized, validly existing, and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and its deposits are insured up to applicable limits of the Bank Insurance Fund of the FDIC under the FDIC Act.

3.02 Corporate Authorization. Corn Belt Bank has the corporate power and authority to enter into this Agreement and, subject to the approval of the Merger by the shareholder of Corn Belt Bank and such approvals of government agencies and other governing boards having regulatory authority over Corn Belt Bank as may be required by applicable law, rule, or regulation, to carry out its obligations hereunder. The execution, delivery, and performance of this Agreement by Corn Belt Bank and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and its sole shareholder, Corn Belt Bancorp, Inc. ("***CB Bancorp***").

Neither the execution, delivery and performance by Corn Belt Bank of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance by Corn Belt Bank with any of the provisions hereof will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge, or encumbrance upon any of the properties or assets of Corn Belt Bank under any of the terms, conditions, or provisions of (x) its articles of incorporation or by-laws, or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other instrument or obligation to which Corn Belt Bank is a party or by which it may be bound, or to which Corn Belt Bank or any of its properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, or to the best knowledge of Corn Belt Bank, any statute, rule, or regulation applicable to Corn Belt Bank or any of its properties or assets.

Other than in connection or compliance with the provisions of the banking laws of the State of Illinois and the banking laws of the State of Missouri or filings, consents, reviews, authorizations, approvals, notices, or exemptions required under the BHCA or any required approvals of the Federal Reserve Board, the Office of Thrift Supervision, the Illinois

Department, the FDIC or the Missouri Division, no notice to, filing with, exemption or review by, or authorization, consent, or approval of, any public body or authority is necessary for the consummation by Corn Belt Bank of the transactions contemplated by this Agreement.

3.03 Regulatory Matters. None of the information regarding Corn Belt Bank supplied or to be supplied by it for inclusion or included in any documents to be filed with the Illinois Department, the FDIC, the Missouri Division, or any other regulatory authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with such regulatory authority, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading.

Corn Belt Bank has or will have on or before the Effective Date complied with all federal and state statutes, regulations, and rules (including applicable provisions of the banking laws of the States of Missouri and Illinois and the BHCA), governing the consummation of the transactions contemplated under this Agreement, and obtained the requisite Approvals.

3.04 Brokers, Investment Bankers, And Finders. Neither Corn Belt Bank, nor any of their respective officers, directors, or employees has employed any broker, investment banker, or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, investment banker fees or commissions, or finder's fees, and no broker, investment banker, or finder has acted directly or indirectly for Corn Belt Bank with this Agreement or the transactions contemplated hereby.

3.05 Availability Of Funds. At Closing, Corn Belt Bank will have sufficient funds readily available to it to satisfy its obligations under ***Article I*** of this Agreement.

3.06 Accuracy Of Information. The statements contained in this Agreement, the Schedules, and in any other written document executed and delivered by or on behalf of Corn Belt Bank pursuant to the terms of this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein not misleading.

3.07 Capitalization Of Corn Belt Bank. The authorized capital stock of Corn Belt Bank consists of 500 shares of Common Stock, of which 500 shares are issued and outstanding. CB Bancorp has and will have as of the Closing Date good and marketable title to 100 percent of the then issued and outstanding shares of Corn Belt Bank common stock, free and clear of any liens, claims, charges, encumbrances, and assessments of any kind or nature whatsoever. There are no other shares of capital stock or other equity securities of Corn Belt Bank outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock of Corn Belt Bank, or contracts, commitments, understandings, or arrangements by which Corn Belt Bank is or may become bound to issue additional shares of capital stock or options, warrants, or rights to purchase or acquire any additional shares of capital stock. All of the issued and outstanding shares of Corn Belt Bank common stock are validly issued, fully paid, and nonassessable.

3.08 Financial Statements.

(a) Corn Belt Bank has furnished to the F&M Entities copies of the Financial Statements and Regulatory Reports described in Schedule 3.08.

(b) The Financial Statements have been prepared in accordance with the books and records of Corn Belt Bank in accordance with generally accepted accounting principles consistently applied, and present fairly the financial position of Corn Belt Bank at the dates thereof and the results of their operations and cash flows of Corn Belt Bank; except that the Regulatory Reports have been prepared in accordance with regulatory accounting principles rather than generally accepted accounting principles, and that statements for interim periods are subject to normal adjustments and do not contain certain notes required under generally accepted accounting principals.

(c) Corn Belt Bank has prepared, kept, and maintained through the date hereof, on a consistent basis, true, correct, and complete financial and other books and records of its affairs which fairly reflect their respective assets, properties, liabilities, and operations.

(d) All of the accounts, notes, other receivables, and investment securities which are reflected in the Financial Statements were acquired in the ordinary course of business.

3.09 Reports. Corn Belt Bank has filed all reports, registrations, and statements, together with any required amendments thereto, that it was required to file with the Illinois Department and the FDIC. All such reports and statements filed with any such regulatory body or authority, as of their respective dates, complied in all material respects with all rules and regulations promulgated by the Illinois Department and the FDIC, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.10 Undisclosed Liabilities. Except as disclosed in ***Schedule 3.10***, Corn Belt Bank and its subsidiaries do not have any material liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Bancorp giving rise to any such liability), except for liabilities set forth in the Financial Statements described in Section 3.08.

3.11 Material Adverse Change. Except as otherwise disclosed in this Agreement, including any of the Schedules of Corn Belt Bank referenced herein, since March 31, 2005, there has been no material adverse change in the business, financial condition, results of operations, or prospects of Corn Belt Bank taken as a whole (other than changes in laws or regulations, or interpretations thereof, that affect the banking industry generally, or changes in the general level of interest rates or economic changes).

3.12 Governmental Compliance. Corn Belt Bank holds all permits, business licenses, certificates, franchises, and other similar items, which, if not held, would materially adversely affect the financial condition, operations, prospects, and/or ownership rights as to the assets and properties of Corn Belt Bank. Corn Belt Bank is not subject to any order of court or governmental authority that could prevent or adversely affect the consummation of the transactions contemplated hereby and, except for statutory or regulatory restrictions of general application, no federal, state, municipal, or other governmental authority has placed any restriction on the business of Corn Belt Bank which reasonably could be expected to have a material adverse effect on the business, financial condition, results of operations, or prospects of Corn Belt Bank.

Article IV
CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

4.01 Conduct Of Businesses Prior To The Effective Date. During the period from the date of this Agreement to the Effective Date or earlier termination of this Agreement, each of the parties to this Agreement shall conduct its business according to the ordinary and usual course consistent with past and current practices except for the Reorganization Agreement and the transactions contemplated thereby, including the merger transaction between MCM Savings Bank and an interim thrift to be formed by F&M Bancorp (as previously disclosed to Corn Belt Bank), and as provided in ***Schedule 4.02***. Without the prior written consent of the other party, which will not be unreasonably withheld or delayed, neither party hereto shall, subject to the provisions of this Agreement, engage in any activity, enter into any transaction, or take or omit to take any other act which would make any of that party's representations and warranties untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act.

4.02 Forbearances By The F&M Entities. During the period from the date of this Agreement to the Effective Date or earlier termination of this Agreement, and except for the Reorganization Agreement and the transactions contemplated thereby, including the merger transaction between MCM Savings Bank and an interim thrift to be formed by F&M Bancorp (as previously disclosed to Corn Belt Bank), and as provided in ***Schedule 4.02***, F&M Bank shall not, and F&M Bancorp shall not, cause, vote in favor of, or otherwise authorize, approve, or permit F&M Bank to, without the prior written consent of Corn Belt Bank, which will not be unreasonably withheld or delayed:

(a) Authorize, recommend, propose, or announce an intention to authorize, recommend, or propose, or enter into an agreement in principle with respect to, any acquisition of a business or assets by means of a merger, consolidation, or acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights not in the ordinary course of business;

(b) Propose or adopt any amendments to the Charter of F&M Bank or its Bylaws or other governing documents that would materially impede consummation of this Agreement;

(c) Issue any shares of capital stock or effect any stock split or otherwise change its capitalization as it existed as of the date hereof;

(d) Grant, confer, or award any options, warrants, conversion rights, or other rights not existing on the date hereof to acquire any shares of its capital stock;

(e) Purchase or redeem any shares of its capital stock;

(f) Agree in writing or otherwise to take any of the foregoing actions;

(g) Take back or commence foreclosure on any property other than in the ordinary course of business; or

(h) Other than as otherwise contemplated herein or as are reasonably necessary to effect the transactions contemplated herein or in the Reorganization Agreement, take any actions, or fail to take any actions which alone, or together with any other action or inaction, shall create, alter, or eliminate any rights, benefits, obligations, or liabilities of any person (including, but not limited to the participants, beneficiaries, F&M Bancorp, F&M Bank, or, after the Merger Corn Belt Bank) with respect to any Employee Plans or Policies; provided, however, that the board of directors shall use its best efforts to cause the employees of F&M Bank to become employees of MCM Savings Bank immediately prior to the Merger.

Article V
ADDITIONAL AGREEMENTS

5.01 Access And Information. F&M Bancorp and F&M Bank shall each afford to Corn Belt Bank's accountants, counsel, and other representatives, reasonable access during normal business hours, during the period prior to the Closing Date, to their respective properties, books, contracts, commitments, and records reasonably necessary for the accomplishment of the transactions contemplated hereby and, during such period, each shall furnish promptly to Corn Belt Bank all information concerning the business, properties, and personnel of F&M Bank as Corn Belt Bank may reasonably request. F&M Bank shall promptly notify Corn Belt Bank of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations, or hearings (or communications indicating that the same may be contemplated) or the institution of litigation or the threat of litigation involving F&M Bank.

5.02 Regulatory Approvals. Each of the parties hereto shall cooperate and use their respective best efforts to prepare all documentation, to effect all filings, and to obtain all permits, consents, approvals, and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement, including, without limitation, any such approval or authorization required by the Approving Authorities. Corn Belt Bank and the F&M Entities shall cause to be prepared all applications and notices required to be filed with the Approving Authorities. The F&M Entities shall cooperate with Corn Belt Bank in the preparation of all such applications and notices. Corn Belt Bank shall promptly file all notices or applications required for it to establish a branch office in Missouri upon completion of the Merger.

5.03 Shareholder Approval. F&M Bancorp and CB Bancorp shall vote all of their respective shares of Common Stock of F&M Bank and Corn Belt Bank in favor of approval and adoption of this Agreement and Plan of Merger.

5.04 Current Information. During the period from the date of this Agreement to the Closing Date, each party shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party. Each party shall promptly notify the other party of any material change in its business, operations, or prospects and of any governmental complaints, investigations, or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation or administrative or other claim involving such party, and shall keep the other party fully informed of such events.

5.05 Expenses. Each party hereto shall bear its own expenses incident to preparing, entering into, and carrying out this Agreement and to consummating the Merger.

5.06 Miscellaneous Agreements And Consents. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its respective best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including, without limitation, using its best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. Corn Belt Bank and the F&M Entities shall use their respective best efforts to obtain consents of all third parties and governmental bodies necessary or, in the opinion of any of the parties, desirable for the consummation of the transactions contemplated by this Agreement.

5.07 Press Releases. Corn Belt Bank and the F&M Entities shall cooperate with each other in the development and distribution of any news releases and other public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other public disclosure without the prior consent of the other party.

5.08 Nonsolicitation And Exclusive Dealing. For a period of three years from the Closing Date, neither Corn Belt Bank, nor any subsidiary or affiliate thereof, shall establish a branch office in any of the following counties in the State of Missouri, each in which F&M Bank or MCM Savings Bank operates a branch office as of the Closing Date: Marion; Shelby; Pike; and Monroe.

5.09 [RESERVED]

5.10 Regulatory Fees. Each of F&M Bank and Corn Belt Bank agrees to pay promptly any and all fees and expenses payable to any of the Approving Authorities in connection with any application, examination, or review with respect to it to be conducted by such regulatory authority in connection with the transactions contemplated herein. Both F&M Bank and Corn Belt Bank shall pay the foregoing fees and expenses whether or not the transactions contemplated herein are approved or disapproved.

5.11 Addenda To Schedules.

(a) The parties acknowledge that as of the date of this Agreement, the Schedules may be incomplete or need to be updated to reflect facts existing on or as of the date of this Agreement. Each party shall complete and update the Schedules by delivering such addenda to the Schedules (the "*Addenda*") to the other party within 10 days after the date of this Agreement. Subject to the provisions of this Section, the Addenda, upon delivery to the other party, shall be deemed for all purposes to be a part of this Agreement.

(b) The receiving party shall be permitted to review the Addenda for a period commencing upon the delivery of the first Addendum, and ending 10 days after the delivery of the last of the Addenda (the "*Addenda Review Period*"). The receiving party shall notify the delivering party of any dissatisfaction with any of the Addenda within five days after the Addenda Review Period. The delivering party shall then have 15 days after such notice of dissatisfaction to effect a cure of such dissatisfactory Addenda, to the other party's satisfaction, in its reasonable discretion. If the other party is not so satisfied, or if the matter is not subject to cure, the other party may, within 10 days after the lapse of the fifteen-day cure period, terminate this Agreement, subject only to the provisions of Article VII of this Agreement. Any Addenda to which the other party shall timely notify the receiving party as to which they are dissatisfied shall not be deemed a part of this Agreement unless and until the other party shall give written notice to the delivering party that such Addenda are satisfactory.

Article VI
CERTAIN CONDITIONS

6.01 Conditions To Each Party's Obligation To Effect The Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of all of the following conditions:

(a) Corn Belt Bank shall have received an indication satisfactory to it that the Illinois Department will give all regulatory approvals necessary for Corn Belt Bank to operate a branch immediately upon consummation of the Merger at a location of its designation in the St. Louis, Missouri metropolitan area.

(b) This Agreement and the transactions contemplated hereby shall have been approved by the Illinois Department, the FDIC, and each other Approving Authority (unless any such Approving Authority indicates its approval is not necessary), and all applicable waiting periods shall have expired.

(c) None of F&M Bancorp, F&M Bank, or Corn Belt Bank shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

(d) All necessary approvals shall have been received, and all applicable waiting periods shall have expired, for the parties to the Purchase and Assumption Agreement to close on all transactions contemplated therein.

(e) The Reorganization Agreement and the transactions contemplated thereby shall have been completed.

6.02 Conditions To Obligations Of The F&M Entities. The obligations of the F&M Entities to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of all of the following additional conditions:

(a) *Representations and Warranties.* The representations and warranties of Corn Belt Bank set forth in Article III hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (as though made on and as of the Closing Date except (i) to the extent such representations and warranties are by their express provisions made as of a specified date, and (ii) for the effect of transactions contemplated by this Agreement) and the F&M Entities shall have received a signed certificate of an appropriate officer of Corn Belt Bank to that effect.

(b) *Performance of Obligations.* Corn Belt Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Closing Date, and the F&M Entities shall have received a signed certificate of an authorized officer of Corn Belt Bank, signed on behalf of Corn Belt Bank, to that effect.

(c) *Permits, Authorizations, etc.* Corn Belt Bank shall have obtained any and all material consents or waivers from other parties to loan agreements, leases, or other contracts material to Corn Belt Bank's businesses required for the consummation of the Merger, and the F&M Entities and Corn Belt Bank shall have obtained any and all material permits, authorizations, consents, waivers, and approvals required for the lawful consummation of the Merger.

6.03 Conditions To Obligations Of Corn Belt Bank. The obligations of Corn Belt Bank to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of all of the following additional conditions:

(a) *Representations and Warranties.* The representations and warranties of the F&M Entities set forth in ***Article II*** hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (as though made on and as of the Closing Date except (i) to the extent such representations and warranties are by their express provisions made as of a specific date and (ii) for the effect of transactions contemplated by this Agreement) and Corn Belt Bank shall have received signed certificates of an authorized officer of each of the F&M Entities to that effect.

(b) *Performance of Obligations.* The F&M Entities shall have performed in all material respects all obligations required to be performed by each under this Agreement prior to the Closing Date, and Corn Belt Bank shall have received signed certificates of an authorized officer of each of the F&M Entities, signing on behalf of the F&M Entities, to that effect.

(c) *Permits, Authorizations, etc.* The F&M Entities shall have obtained any and all material consents or waivers from other parties to loan agreements, leases, or other contracts material to F&M Bancorp's and F&M Bank's businesses required for the consummation of the Merger, and Corn Belt Bank, F&M Bancorp, and F&M Bank shall have obtained any and all material permits, authorizations, consents, waivers, and approvals required for the lawful consummation of the Merger.

Article VII
TERMINATION, AMENDMENT, AND WAIVER

7.01 Termination. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of F&M Bank:

(a) By mutual consent of the Boards of Directors of all parties hereto; or

(b) By the Board of Directors of any party hereto at any time after March 31, 2006, if the Merger shall not theretofore have been consummated; or

(c) By the Board of Directors of any party hereto if any Approving Authority shall have denied approval of such transaction and such denial has, after exhaustion of any and all available appellate procedures, become final, or, if any Approving Authority shall have conditioned its approval and the conditions shall have a material adverse effect upon the Goals or the continuing operations of any of the parties hereto; or

(d) By the Board of Directors of Corn Belt Bank or either of the Boards of Directors of the F&M Entities in the event of a material breach by the other of any representation, warranty, or agreement contained in this Agreement, which breach is not cured within 15 days (or such longer period not exceeding 40 days in the event such breach cannot reasonably be cured within 15 days and a cure is being pursued with reasonable diligence) after written notice thereof is given to the party committing such breach or waived by such other party(ies); or;

(e) In the event that any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in 7.01(d) of this Agreement has lapsed, by the party that seeks performance of such condition(s) by delivery of written notice of such action to the other party on such date; or

(f) By either party pursuant to Section 5.11.

(g) By the board of F&M Bancorp if the Reorganization Agreement is terminated.

7.02 Effect Of Termination. In the event of termination of this Agreement as provided in ***Section 7.01*** above, this Agreement shall forthwith become void and without further effect and there shall be no liability on the part of any party hereto or the respective officers and directors of any party, except as set forth: in ***Section 5.01*** (respecting confidentiality and the return of information); in ***Section 5.05*** (respecting payment of expenses); and in ***Section 5.10*** (respecting payment of regulatory fees).

7.03 Amendment. This Agreement and the Schedules hereto may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of this Agreement by the shareholders of F&M Bank and Corn Belt Bank; *provided, however*, that after any such approval no such modification shall, without the consent of the shareholders of F&M Bank, alter the amount or change the form of the consideration contemplated by this Agreement to be received by shareholders of F&M Bank or alter or change any of the terms of this Agreement if such alteration or change would materially and adversely affect the shareholders of F&M Bank. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto, and except with respect to Addenda to the Schedules, as provided for in ***Section 5.11*** hereof.

7.04 Waiver. Any term, condition or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof.

Article VIII
GENERAL PROVISIONS

8.01 Non-Survival Of Representations, Warranties, And Agreements. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation but shall not survive the Closing. Each of the agreements of Corn Belt Bank and of the F&M Entities in this Agreement that by their nature may be performed after the Closing Date shall survive Closing until fully performed. In the event of termination of this Agreement in accordance with its terms before the Closing Date, the agreements contained in ***Sections 5.01, 5.05, 5.10,*** and *7.02* shall survive such termination.

8.02 No Assignment; Successors And Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but neither this Agreement nor any right or obligation set forth in any provision hereof may be transferred or assigned by any party hereto without the prior written consent of all other parties, and any purported transfer or assignment in violation of this Section shall be void and of no effect.

8.03 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Agreement.

8.04 No Implied Waiver. No failure or delay on the part of either party hereto to exercise any right, power, or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver nor shall any single or partial exercise of any right, power, or privilege preclude any other further exercise thereof or the exercise of any other right, power, or privilege.

8.05 Headings. Article, section, subsection, and paragraph titles, captions and headings herein are inserted only as a matter of convenience and for reference, and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any provision hereof.

8.06 Entire Agreement. This Agreement and the Schedules hereto, together with the Additional Agreements, constitutes the entire agreement between and among the parties with respect to the subject matter hereof, supersedes all prior negotiations, representations, warranties, commitments, offers, letters of interest or intent, proposal letters, contracts, writings, or other agreements or understandings with respect thereto. No waiver, and no modification or amendment of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by all parties thereto, except with respect to Addenda to the Schedules, as provided for in *Section 5.11* hereof.

8.07 Counterparts. This Agreement may be executed in one or more counterparts, and any party to this Agreement may execute and deliver this Agreement by executing and delivering any of such counterparts, each of which when executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

8.08 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to be duly received (i) on the date given if delivered personally or by facsimile transmission, telegram, or telex or (ii) on the date received if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to Corn Belt Bank:

Corn Belt Bank and Trust Company
643 W. Washington Street
Pittsfield, Illinois 62363-0499
Attention: Jeffrey K. Stark, President

Copy to: Mark B. Weinheimer

Polsinelli Shalton Welte Suelthaus, PC
100 S. Fourth Street, Suite 1100
St. Louis, Missouri 63102-1825

(b) If to F&M Entities:

Farmers and Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401-0938
Attention: B. Stevens Plowman, President

Copy to: Leonard J. Essig
Lewis, Rice & Fingersh, L.C.
500 North Broadway, Suite 2000
St. Louis, Missouri 63102

and to: MCM Savings Bank, F.S.B.
228 Broadway
Hannibal, Missouri 63401
Attention: William M. Sharp, President and Chief Executive Officer

Copy to: Joel E. Rappoport, Esq.
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

provided, however, that the providing of notice to counsel shall not, of itself, be deemed the providing of notice to a party hereto.

8.09 Governing Law. This Agreement shall be governed by and controlled as to validity, enforcement, interpretation, effect, and in all other respects by the internal laws of the State of Missouri applicable to contracts made in that state, without reference to its conflicts of laws principles.

8.10 Arbitration Of Disputes. All claims and disputes arising out of or relating to this Agreement (or the transactions contemplated by this Agreement) which are not otherwise resolved by the parties by negotiation or mediation shall be settled by binding arbitration administered by the American Arbitration Association ("*AAA*") under its commercial arbitration rules by a single arbitrator appointed in accordance with such Rules. The arbitrator shall be a lawyer who is disinterested in the controversy, shall be independent of the parties, shall have training and experience as an arbitrator and shall have a demonstrated reputation for fairness and integrity as an arbitrator. The arbitrator appointed shall be required to render a reasoned award based on the evidence and the law and shall have no authority to award punitive damages. The arbitrator shall determine what forms of discovery are permissible, but shall limit depositions to no more than two for each party. The hearing for such arbitration shall be held in St. Louis County, Missouri. Each party shall bear the expenses of its counsel and any witnesses called by that party. All other expenses of the arbitration shall be borne equally by the parties, unless they agree otherwise or as otherwise assessed by the arbitrator as part of an award. Any award rendered as a result of such arbitration shall be binding upon the parties and judgment on such award may be entered by any court of competent jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the 6th day of September, 2005.

THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION THAT MAY BE ENFORCED BY THE PARTIES.

Corn Belt Bank:

CORN BELT BANK AND TRUST COMPANY
By [signature]
Name: Jeffrey K. Stack
Title: President

F&M Bancorp:

FARMERS & MERCHANTS BANCORP, INC.
By [signature]
Name: B Stevens Plowman
Title: President

F&M Bank:

FARMERS & MERCHANTS BANK AND TRUST COMPANY
By [signature]
Name: B Stevens Plowman
Title: President

SCHEDULE 1.01

Tier I Capital of Corn Belt Bank and F&M Bank

Tier 1 Capital of F& M Bank: $10,033,064.

Tier 1 Capital of Corn Belt Bank: $

SCHEDULE 1.08

Pro-Forma Financial Statement

To be provided by Corn Belt.

SCHEDULE 2.04

Financial Statements Furnished By F&M Bancorp

The following Financial Statements were furnished by F&M Bancorp to Corn Belt Bank:

Consolidated Reports of Condition and Income, dated June 30, 2005.

The following Regulatory Reports were furnished by F&M Bancorp to Corn Belt Bank:

Consolidated Reports of Condition and Income, dated June 30, 2005.

SCHEDULE 2.08

Absence of Undisclosed Liabilities

There are no undisclosed liabilities, as described in Section 2.08 of the Agreement, except as follows:

None.

SCHEDULE 2.11

Litigation and Other Proceedings

Litigation and other proceedings involving F&M Bank and described in Section 2.11 of the Agreement are as follows:

Linnea P. Bailey, James Trinton Johnson, Joshua Carlson Johnson, Betty Plowman, Patricia Plowman and Richard Plowman v. Farmers & Merchants Bank and Trust Company, Bayard Plowman, B. Stevens Plowman, and Tamara S. Reed v. Linnea Jean Plowman. Circuit Court of Marion County, District 2 at Hannibal, Missouri, Cause No. CV 304479CC.

Plaintiffs brought this action in early October 2004 to remove and replace Farmers Bank as Trustee of the James Plowman Revocable Living Trust ("Plowman Trust") and Personal Representative of the James Plowman Estate ("Plowman Estate"). (Plaintiffs are all beneficiaries of the Plowman Trust). Plaintiffs also seek an accounting, surcharges, damages, and punitive damages based upon Farmers Bank's alleged violations of its fiduciary obligations, mismanagement, waste and/or conversion of Plowman Trust assets. Defendants deny these allegations and have set forth 24 affirmative defenses to same in their Answer to Plaintiffs' Petition. Defense of Farmers Bank is being provided by the insurance carrier of Farmers Bank.

Plaintiffs are beneficiaries of the Plowman Trust, and they are represented by Daniel V. Conlisk and Patrick T. McLaughlin, of Spencer, Fane, Britt & Brown LLP, 1 North Brentwood Boulevard, Suite 19000, St. Louis, Missouri 63105.

Defendant Farmers Bank served as Conservator of James Plowman for the last months of his life; served as his attorney-in-fact under his July 17, 1997 Power of Attorney; was Co-Trustee of his Trust; has served as sole successor Trustee of his Trust since his death; and is Personal Representative of the Plowman Estate. Defendant Bayard C. Plowman is Chairman of the Board of Farmers Bank and was James Plowman's brother. Defendant B. Stevens Plowman is President of Farmers Bank and is Bayard C. Plowman's son. Defendant Tamara Reed is a Vice President and Trust Officer of Farmers Bank. Plaintiffs assert no claims against the Nominal Defendant, Linnea Jean Plowman, who is Richard Plowman's daughter. Bayard C. Plowman is represented by separate counsel because of litigation issues which were pending between him and the Estate of James Plowman.

Farmers Bank &M has agreed to voluntarily resign as Trustee upon the condition that a satisfactory corporate trustee succeed Farmers Bank and that it be stipulated that the resignation shall not constitute any admission on the part of Farmers Bank.

SCHEDULE 2.13

Certain Environmental Matters

F&M Bank is not subject to material liability with respect to environmental matters as described in Section 2.13 of the Agreement except as follows:

None.

SCHEDULE 4.02

Forbearance by the F&M Entities

The only exceptions to the forbearance described in Section 4.02 of the Agreement are as follows:

None.

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this "*Amendment*") is entered into as of the 30TH day of March, 2006 by and among Corn Belt Bank and Trust Company, an Illinois banking corporation ("*Corn Belt Bank*"), Farmers & Merchants Bancorp, Inc., a Missouri corporation ("*F&M Bancorp*"), and Farmers & Merchants Bank and Trust Company, a Missouri banking corporation ("*F&M Bank*").

RECITALS

A. Corn Belt Bank, F&M Bancorp, and F&M Bank are parties to that certain Agreement and Plan of Merger dated as of September 6, 2005 (the "*Agreement*") regarding the merger of Corn Belt Bank and F&M Bank.

B. Corn Belt Bank, F&M Bancorp, and F&M Bank each desire to amend the terms of the Agreement as set forth in this Amendment.

AGREEMENT

In consideration of the foregoing recitals, the mutual covenants herein contained, and other good and valuable consideration (the adequacy, sufficiency, and receipt of which are acknowledged by the parties by their execution hereof), the parties agree as follows:

1. **Amendment of Termination Provision.** Section 7.01(b) of the Agreement shall be deleted in its entirety and replaced with the following text:

   (b) By the Board of Directors of any party hereto at any time after May 31, 2006, if the Merger shall not theretofore have been consummated; or

2. **No Further Modification.** Except as modified or amended by the terms of this Amendment, all of the terms, conditions, and covenants of the Agreement shall remain unchanged and in full force and effect, shall be binding upon the parties, and hereby are ratified by the parties in their entirety.

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In witness whereof, the parties have executed this Amendment as of the date first written above.

CORN BELT BANK AND TRUST COMPANY

By: [signature]
Print Name: Jeffrey K. Stark
Title: President

FARMERS & MERCHANTS BANCORP, INC.

By: [signature]
Print Name: B Stevens Plowman
Title: President

FARMERS & MERCHANTS BANK AND TRUST COMPANY

By: [signature]
Print Name: B Stevens Plowman
Title: President

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment to Agreement and Plan of Merger (this "***Second Amendment***") is entered into as of the 30th day of May, 2006 by and among Corn Belt Bank and Trust Company, an Illinois banking corporation ("***Corn Belt Bank***"), Farmers & Merchants Bancorp, Inc., a Missouri corporation ("***F&M Bancorp***"), and Farmers & Merchants Bank and Trust Company, a Missouri banking corporation ("***F&M Bank***").

RECITALS

A. Corn Belt Bank, F&M Bancorp, and F&M Bank are parties to that certain Agreement and Plan of Merger dated as of September 6, 2005, as amended by that certain First Amendment to Agreement and Plan of Merger, dated March 30, 2006 (collectively, the "***Agreement***") regarding the merger of Corn Belt Bank and F&M Bank.

B. Corn Belt Bank, F&M Bancorp, and F&M Bank each desire to amend the terms of the Agreement as set forth in this Second Amendment.

AGREEMENT

In consideration of the foregoing recitals, the mutual covenants herein contained, and other good and valuable consideration (the adequacy, sufficiency, and receipt of which are acknowledged by the parties by their execution hereof), the parties agree as follows:

1. **Amendment of Termination Provision.** Section 7.01(b) of the Agreement shall be deleted in its entirety and replaced with the following text:

> (b) By the Board of Directors of any party hereto at any time after June 30, 2006, if the Merger shall not theretofore have been consummated; or

2. **No Further Modification.** Except as modified or amended by the terms of this Second Amendment, all of the terms, conditions, and covenants of the Agreement shall remain unchanged and in full force and effect, shall be binding upon the parties, and hereby are ratified by the parties in their entirety.

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In witness whereof, the parties have executed this Second Amendment as of the date first written above.

CORN BELT BANK AND TRUST COMPANY

By: ______________________
Print Name: ______________________
Title: ______________________

FARMERS & MERCHANTS BANCORP, INC.

By: ______________________
Print Name: B Stevens Plowman
Title: President

FARMERS & MERCHANTS BANK AND TRUST COMPANY

By: ______________________
Print Name: B Stevens Plowman
Title: President

JUN-27-2006 03:29 PM

THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Third Amendment to Agreement and Plan of Merger (this "***Third Amendment***") is entered into as of the 27 day of June, 2006 by and among Corn Belt Bank and Trust Company, an Illinois banking corporation ("***Corn Belt Bank***"), Farmers & Merchants Bancorp, Inc., a Missouri corporation ("***F&M Bancorp***"), and Farmers & Merchants Bank and Trust Company, a Missouri banking corporation ("***F&M Bank***").

RECITALS

A. Corn Belt Bank, F&M Bancorp, and F&M Bank are parties to that certain Agreement and Plan of Merger dated as of September 6, 2005, as amended by that certain First Amendment to Agreement and Plan of Merger, dated March 30, 2006 and that certain Second Amendment to Agreement and Plan of Merger, dated May 24, 2006 (collectively, the "***Agreement***") regarding the merger of Corn Belt Bank and F&M Bank.

B. Corn Belt Bank, F&M Bancorp, and F&M Bank each desire to amend the terms of the Agreement as set forth in this Third Amendment.

AGREEMENT

In consideration of the foregoing recitals, the mutual covenants herein contained, and other good and valuable consideration (the adequacy, sufficiency, and receipt of which are acknowledged by the parties by their execution hereof), the parties agree as follows:

1. **Amendment of Termination Provision.** Section 7.01(b) of the Agreement shall be deleted in its entirety and replaced with the following text:

> (b) By the Board of Directors of any party hereto at any time after September 30, 2006, if the Merger shall not theretofore have been consummated; or

2. **No Further Modification.** Except as modified or amended by the terms of this Third Amendment, all of the terms, conditions, and covenants of the Agreement shall remain unchanged and in full force and effect, shall be binding upon the parties, and hereby are ratified by the parties in their entirety.

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In witness whereof, the parties have executed this Third Amendment as of the date first written above.

CORN BELT BANK AND TRUST COMPANY

By: ______________________

Print Name: ______________________

Title: ______________________

FARMERS & MERCHANTS BANCORP, INC.

By: ______________________

Print Name: B Steven Plummer

Title: President

FARMERS & MERCHANTS BANK AND TRUST COMPANY

By: ______________________

Print Name: B Steven President

Title: President

APPENDIX H

PURCHASE AND ASSUMPTION AGREEMENT

among

Corn Belt Bank and Trust Company,
an Illinois banking corporation

and
Farmers & Merchants Bancorp, Inc.,
a Missouri corporation

and

MCM Savings Bank, F.S.B.,
a Federal savings bank

Dated as of September 6, 2005

PURCHASE AND ASSUMPTION AGREEMENT

This Purchase and Assumption Agreement (this "*Agreement*") is made and entered into as of the date last below written by and among Corn Belt Bank and Trust Company, an Illinois banking corporation ("*Corn Belt Bank*" or "*Seller*"), Farmers & Merchants Bancorp, Inc., a Missouri corporation ("*F&M Bancorp*"), and MCM Savings Bank, a Federal savings bank ("*MCM Bank*"; and collectively with F&M Bancorp the "*Buyer*").

WHEREAS, Corn Belt Bank, F&M Bancorp, and Farmers & Merchants Bank and Trust Company, a Missouri banking corporation ("*Target*") and subsidiary bank of F&M Bancorp, have entered into an Agreement and Plan of Merger of even date herewith (the "*Merger Agreement*"), which Merger Agreement provides for the merger of Target with and into Corn Belt Bank, with Corn Belt Bank being the survivor of such merger;

WHEREAS, Corn Belt Bank desires to cause Target to merge into Corn Belt Bank (the "*Merger*") and subsequently sell the Bank Assets (as defined in Section 2.01 below) and have the Bank Liabilities (as defined in Section 2.02 below) be assumed by MCM Bank, and MCM Bank desires to purchase the Bank Assets and assume the Bank Liabilities from Corn Belt Bank after the consummation of the transactions contemplated in the Merger Agreement and the Merger, in accordance with the terms and provisions of this Agreement;

WHEREAS, F&M Bancorp and MCM Bank have entered into that certain Agreement and Plan of Reorganization, dated as of May 25, 2005 (the "Reorganization Agreement"), pursuant to which MCM Bank will become a wholly owned subsidiary of F&M Bancorp; and

WHEREAS, each of the parties to this Agreement (each such party shall individually be referred to as a "*Party*" and collectively be referred to as the "*Parties*") acknowledges that the Parties are relying on each other to fulfill their individual obligations hereunder so that the Bank Assets and Bank Liabilities may be sold to and assumed by MCM Bank as provided in this Agreement and that if any one of the Parties fails to perform its obligations, it might jeopardize the ability of the other Parties to consummate the transactions contemplated hereunder and under the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual terms and provisions set forth in this Agreement, the Parties agree as follows:

Article One
Definitions

Section 1.01. Defined Terms. Unless the context otherwise requires, capitalized terms used in this Agreement shall have the meanings set forth herein or in ***Schedule I*** attached hereto. References to Articles, Sections, Exhibits and Schedules refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

Section 1.02. Accounting Terms. All accounting terms not otherwise defined herein shall have the respective meanings assigned to them in accordance with "generally accepted accounting principles" ("*GAAP*") consistently applied as in effect from time to time in the United States.

Article Two
Purchase and Sale of Assets and Assumption of Liabilities

Section 2.01. Purchase of Assets. Upon the terms and subject to the conditions and representations set forth herein, Seller shall sell, convey, assign, transfer and deliver to Buyer at the Closing (as defined in Section 2.01 below), without recourse, representation or warranty (except as expressly set forth in this Agreement) and Buyer shall purchase and accept from Seller, all right, title and interest of Seller in and to all assets of Seller related to or used by Target in its pre-Merger business (except as otherwise provided in this Section) (collectively, the "***Bank Assets***") as of the opening of business on the Closing Date including without limitation:

(i) All of Seller's interest in the real estate located at 505 Broadway, Hannibal, Missouri, upon which the Target's business is operated, including the building and other improvements thereto, together with any other branch office locations of Target (collectively, the "***Target Office***"), together with all Other Real Estate Owned by Target;

(ii) Personalty;

(iii) Loans;

(iv) Banking Office Leases, Tenant Leases and Safe Deposit Agreements;

(v) rights under any building maintenance, service or other contracts in effect as of the Closing Date relating to the services, functions and activities conducted or performed by Target (the "***Bank Business***") to the extent such contracts are assignable;

(vi) Cash;

(vii) prepaid expenses relating to the Bank Assets as of the Closing Date;

(viii) rights appertaining to the contracts and relationships giving rise to the Deposit Liabilities that MCM Bank is assuming;

(ix) rights appertaining to any negative deposits (overdrafts) in accounts booked at or allocated to the Target Office and outstanding as of the Closing Date;

(x) insurance premiums paid by Target to the FDIC which are allocated to insurance coverage for Deposit Liabilities of the Target Office following the Closing Date to the extent a proration or adjustment is made with respect thereto pursuant to Section 3.03;

(xi) securities in Target's investment portfolio (excluding all such securities that are Retained Assets);

(xii) ownership interests in the FHLB Stock;

(xiii) rights to the use of the name "Farmers & Merchants Bank and Trust Company;"

(xiv) the business of Target's trust department generally, including without limitation any and all rights, property and assets under all agreements, instruments and indentures pursuant to which Target acts as trustee or in a similar fiduciary capacity; and

(xv) any and all other rights, property and assets relating to or used in Target's business, including, but not limited to the stock of Hannibal Finance Company, Inc. and F & M Financial Services Company, Inc., wholly owned subsidiaries of Target, all loan documents and files and all other books and records of Target.

Notwithstanding the foregoing or anything else contained in this Agreement, MCM Bank shall not purchase the following assets of Corn Belt Bank (the "***Retained Assets***"), it being understood and agreed by the Parties that Corn Belt Bank is retaining all of the following Retained Assets: Any and all assets of Corn Belt Bank acquired or otherwise held by Corn Belt Bank other than through, or in connection with, the Merger, provided, however, the Retained Assets shall not include any of the pre-Merger assets of Target.

Section 2.02. Assumption of Liabilities. Upon the terms and subject to the conditions set forth herein, at the Closing Seller shall transfer and assign to Buyer, and Buyer shall assume from Seller and agree to pay, perform and discharge by documentation reasonably satisfactory as to form and substance to Seller, all liabilities and obligations of Corn Belt Bank as of the opening of business on the Closing Date, related to or used by Target in its pre-Merger business (except as otherwise provided in this Section) (collectively, the "***Bank Liabilities***") which such Bank Liabilities shall include without limitation the following:

(i) the Deposit Liabilities including, without limitation, any negative deposits (overdrafts);

(ii) the Banking Office Leases and Tenant Leases (irrespective of whether any necessary third-party consents to the transfer thereof have been obtained);

(iii) the Safe Deposit Agreements;

(iv) all obligations related to the Loans;

(v) the Custodial Accounts, as contemplated by Section 2.03;

(vi) all obligations due under any service, maintenance or other contract relating to Target's business in effect at the Closing, regardless of whether such contract is assignable and/or included in Section 2.01, including costs of terminating any such contracts that Buyer chooses to terminate in connection with the transactions contemplated by this Agreement;

(vii) any and all borrowings from the Federal Home Loan Bank, or any other Person related to Target's business;

(viii) any liabilities with respect to the Target Office and Other Real Estate Owned;

(ix) any liabilities with respect to any employees of Target (whether employed directly by Target or through leases or otherwise), including without limitation, liabilities and contractual obligations related to any Benefit Plan, or any insurance, health, welfare, or any other benefit plan of any kind;

(x) any and all duties, obligations and responsibilities of Target under all agreements, instruments and indentures pursuant to which Target acts as trustee or in a similar fiduciary capacity or that otherwise arise in the conduct of business of Target's trust department; and

(xi) any and all other liabilities arising out of or relating to Target's business.

Notwithstanding the foregoing or anything else contained in this Agreement, MCM Bank shall not assume the following liabilities or obligations of Corn Belt Bank (the "***Retained Liabilities***"), it being understood and agreed by the Parties that Corn Belt Bank is retaining the following Retained Liabilities: Any and all liabilities of Corn Belt Bank created on or before the effective time of the Merger, including any liabilities specifically assumed by Corn Belt Bank in this Agreement; provided, however, the Retained Liabilities shall not include any of the pre-Merger liabilities of Target.

Section 2.03. Actions With Respect to Certain Accounts. Provided such action is permissible under applicable law and the terms and conditions of the relevant account agreements with customers, at the Closing Corn Belt Bank shall resign as custodian with respect to any insured deposit account (including, without limitation, IRAs and other fiduciary accounts) that are included among the Bank Liabilities and as to which Corn Belt Bank is custodian ("***Custodial Accounts***"). At the Effective Time, Corn Belt Bank shall designate or appoint MCM Bank as successor custodian under each Custodial Account. Such resignation and appointment shall be effected by an instrument substantially in form mutually agreeable to the parties. MCM Bank covenants and agrees that it will, following its designation or appointment as successor custodian under the insured deposit accounts, promptly and faithfully perform, fulfill, and discharge each of the obligations required to be performed by the custodian with respect to such Custodial Accounts pursuant to law, or pursuant to the governing documents establishing such insured deposit accounts. The Parties agree that such resignation and appointment shall be effected by instrument substantially in the form mutually agreed to by the Parties prior to Closing. MCM Bank shall be responsible for delivering its IRA and other documents to the applicable Custodial Account owner, including, without limitation, a beneficiary designation form to be completed by such owner.

Article Three
Purchase Price; Payment; and Settlement

Section 3.01. Purchase Price. The purchase price (the "*Purchase Price*") for the Bank Assets shall be an amount equal to $250,000 less than the pre-Merger Adjusted Book Value (as defined in the Merger Agreement) of the Target, as determined pursuant to, and consistent with, the Merger Agreement.

Section 3.02. Payment at Closing. On the Closing Date, Buyer shall pay the Purchase Price to Corn Belt Bank, or its designee, by wire transfer of immediately available funds (or its equivalent) to such account as Corn Belt Bank shall advise Buyer prior to the Closing.

Section 3.03. Proration; Other Closing Date Adjustments. It is the intention of the Parties that Target will operate the Target Office for its own account until the close of business on the day immediately preceding the Closing Date, and that MCM Bank shall operate the Target Office, own the Bank Assets and assume the Bank Liabilities from and after the opening of business on the Closing Date. To the extent provided in the Merger Agreement, items of income and expense shall be prorated as of the close of business on the day immediately preceding the Closing Dale and settled between Corn Belt Bank and MCM Bank on the Closing Date, whether or not such adjustment would normally be made as of such time. Items of proration not capable of being settled at Closing shall be settled not later than 30 days after Closing, unless otherwise agreed by MCM Bank and Corn Belt Bank. Corn Belt Bank or MCM Bank shall promptly pay the amount due to the other party, as the case may be, by wire transfer of immediately available funds to such account as the party shall advise. Target and MCM Bank shall pay all Bank Insurance Fund premiums or assessments, or any similar or equivalent charges, on the deposits of Target, including the prompt and timely payment of any such premiums or assessments against Corn Belt Bank related to the transactions contemplated herein and in the Merger Agreement.

Section 3.04. Sales and Use Taxes. Except as otherwise provided in this Agreement, any sales, use, transfer or similar taxes that are payable or arise as a result of this Agreement or the consummation of the transactions contemplated hereby (including the Merger) shall be paid by Buyer on the Closing Date. Subject to the provisions of Article Nine hereof), Buyer shall indemnify and hold harmless Target and Corn Belt Bank from and against any and all losses, damages, fees, penalties, interest, costs and expenses (including reasonable attorneys' fees) resulting from Buyer's failure to timely and accurately pay such taxes, including those arising upon subsequent audit by any taxing authority, and including interest and penalties. In addition, Buyer shall be responsible for and shall pay all costs and expenses associated with compliance with all bulk sales laws (including, without limitation, making any required bulk sale notifications) of the State of Missouri.

Article Four
Closing

Section 4.01. Place and Time of Closing; Effective Time. The Closing shall take place at a mutually agreeable time and place on the Closing Date and shall be effective as of a time mutually agreed to by the Parties which is prior to the opening of business on the Closing Date (the "*Effective Time*").

Section 4.02. **Corn Belt Bank Deliveries.** On or prior to the Closing Date, Seller shall deliver to Buyer:

(a) quitclaim deeds for each parcel of real property related to the Target Office or Other Real Estate Owned of Target, pursuant to which such real property or Other Real Estate Owned shall be transferred "AS IS", "WHERE IS" and with all faults and subject to any and all encumbrances, liens, and other title imperfections and faults affecting such real property and Other Real Estate Owned of Target as of immediately preceding the Effective Time of the Merger;

(b) a bill of sale for the Bank Assets substantially in the form of ***Exhibit A*** attached hereto (the "***Bill of Sale***"), pursuant to which the Bank Assets shall be transferred "AS IS", "WHERE IS" and subject to any and all encumbrances, liens, and other title imperfections and with all faults;

(c) an assignment and assumption agreement with respect to the Bank Liabilities substantially in the form of ***Exhibit B*** attached hereto (the "***Assignment and Assumption Agreement***");

(d) Target's or Corn Belt Bank's resignation as custodian with respect to each Custodial Account and designation of MCM Bank as successor custodian with respect thereto, as contemplated by Section 2.03;

(e) an officer's certificate executed and delivered by the President of Corn Belt Bank in substantially the form of ***Exhibit C*** attached hereto;

(f) to the extent not effected in connection with the Merger Agreement, assignments (without recourse or warranty) transferring the Banking Office Leases (if any) and Tenant Leases (if any) to Buyer (provided that neither of Corn Belt Bank nor Target shall have any liability with regard to obtaining any third-party consents with respect to any such assignments or any failures, conditions or delays in connection therewith; and further provided that failure by Corn Belt Bank to obtain said consents or assignments of said Banking Office Leases and/or Tenant Leases shall not be a condition precedent to Buyer's obligation to consummate the transactions contemplated hereby);

(g) a Limited Power of Attorney substantially in the form of ***Exhibit D*** attached hereto; and

(h) such other documents necessary to effect the transactions contemplated hereby as F&M Bancorp, MCM Bank, or their respective counsel, shall reasonably request.

Section 4.03. Buyer Deliveries. On or prior to the Closing Date, Buyer shall deliver to Corn Belt Bank the Purchase Price and the following documents in accordance with the terms of this Agreement:

(a) the Assignment and Assumption Agreement;

(b) the Bill of Sale;

(c) the acceptance of MCM Bank's appointment as successor custodian of the Custodial Accounts and assumption of the fiduciary obligations of the custodian with respect thereto, as contemplated by Section 2.03;

(d) an officer's certificate in substantially the form of ***Exhibit C*** attached hereto, executed and delivered by the President or Chief Executive Officer of each of MCM Bank and F&M Bancorp; and

(e) such other documents necessary to effect the transactions contemplated hereby, as Corn Belt Bank or its counsel shall reasonably request.

Article Five
Conditions to Closing

Section 5.01. Conditions to Obligations of Corn Belt Bank. Unless expressly waived in writing by Corn Belt Bank, the obligations of Corn Belt Bank under this Agreement are subject to the satisfaction as of the Closing Date of each of the following conditions:

(a) Corn Belt Bank shall have merged with Target pursuant to the Merger Agreement and all of the conditions thereunder (including the conditions to Corn Belt Bank's obligation to close set forth in of the Merger Agreement and completion of the Reorganization Agreement and the transactions contemplated thereby) shall have been fulfilled;

(b) all of the covenants and other agreements required by this Agreement to be complied with and performed by MCM Bank or F&M Bancorp on or before the Closing Date shall have been duly complied with and performed and the representations and warranties made by F&M Bancorp and MCM Savings Bank in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

(c) approvals in writing of all required regulatory agencies for MCM Bank's purchase of the Bank Assets and assumption of the Bank Liabilities shall have been obtained by Buyer;

(d) all necessary conditions, including any additional governmental approvals, permissions or consents, if any, including the giving of all legally required notices and the expiration of all legally required waiting or protest periods, of or relating to licenses, approvals and consents shall have been met (all of such approvals, conditions, permissions, licenses and consents, together with the regulatory approvals required under Section 5.01(c) hereof, shall herein collectively be referred to as the "***Regulatory Approvals***"), and such Regulatory Approvals shall include no Material Condition applicable to Target, Corn Belt Bank or Buyer;

(e) Corn Belt Bank shall have received the items to be delivered by Buyer pursuant to Section 4.03; and

(f) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the purchase and assumption transactions contemplated by this Agreement shall be in effect, nor shall any proceeding by any bank regulatory authority or other governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the purchase and assumption transactions contemplated by this Agreement that makes the consummation of such transactions illegal.

Section 5.02. Conditions to Obligations of Buyer. Unless expressly waived in writing by Buyer, the obligations of Buyer under this Agreement are subject to the satisfaction on or before the Closing Date of each, of the following conditions:

(a) Corn Belt Bank shall have merged with Target pursuant to the Merger Agreement and all of the conditions thereunder (including the conditions to Target's and F&M Bancorp's obligations to close set forth in of the Merger Agreement and completion of the Reorganization Agreement and the transactions contemplated thereby) shall have been fulfilled;

(b) all of the covenants and agreements required by this Agreement to be complied with and performed by Corn Belt Bank on or before the Closing Date shall have been duly complied with and performed and the representations and warranties made by Corn Belt Bank in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

(c) the Regulatory Approvals, which shall include no Material Condition applicable to Target, Corn Belt Bank or Buyer, shall have been obtained;

(d) Buyer shall have received the items to be delivered by Corn Belt Bank pursuant to Section 4.02; and

(e) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the purchase and assumption transactions contemplated by this Agreement shall be in effect, nor shall any proceeding by any bank regulatory authority or other governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the purchase and assumption transactions contemplated by this Agreement that makes the consummation of such transactions illegal.

Article Six
Representations and Warranties

Section 6.01. Representations and Warranties of Corn Belt Bank. Corn Belt Bank individually represents and warrants to Buyer as follows:

(a) **Organization.** Corn Belt Bank is a state chartered non-member bank duly organized, validly existing and in good standing under the laws of the state of Illinois.

(b) **Authority.** Corn Belt Bank has the power and authority to enter into and perform this Agreement and any other documents or instruments executed pursuant hereto. This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate actions on the part of Corn Belt Bank, and this Agreement and the instruments and documents executed pursuant hereto constitute, or will constitute, the valid and binding obligations of Corn Belt Bank, enforceable against each in accordance with their terms, except as enforcement may be limited by federal and state regulators of Corn Belt Bank or by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors' rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

(c) **Non-Contravention.** The execution and delivery of this Agreement and the instruments and documents executed pursuant hereto by Corn Belt Bank do not and, subject to the receipt of all required approvals and consents, the consummation of the transactions contemplated by this Agreement will not, constitute (i) a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Corn Belt Bank or to which Corn Belt Bank is subject, which breach, violation or default would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby; or (ii) a breach or violation of or a default under the Articles of Association, Charter or Bylaws of Corn Belt Bank or any material contract or other instrument to which Corn Belt Bank is a party or by which Corn Belt Bank is bound.

(d) **Compliance with Laws.** Except as disclosed on ***Schedule 6.01(d),*** Corn Belt Bank is not in violation of, nor is any of the property owned or leased by it in violation of, its Articles of Association, Charter or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking (including without limitation all regulatory capital requirements), fiduciary or agency, consumer protection, securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), which would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby, or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency which would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby, and Corn Belt Bank has not received notice of a violation of any statute, ordinance, order, rule or regulation which would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. Corn Belt Bank is not subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks and holding companies thereof), and has received no written communication requesting that it enter into any of the foregoing. Corn Belt Bank is in compliance with the Community Reinvestment Act and its implementing regulations and has not been advised of any supervisory concerns regarding its compliance with the Community Reinvestment Act.

(e) **Legal Proceedings.** There are no actions, suits, claims, formal governmental investigations or proceedings instituted or pending against Corn Belt Bank or against any officer, director or employee of Corn Belt Bank which would be reasonably likely to prevent or hinder the consummation of the transactions contemplated by this Agreement.

(f) **Brokers and Finders.** Neither Corn Belt Bank nor any of its directors, officers or employees has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

(g) No representation or warranty by Seller contained in this Agreement contains any untrue statement of fact or omits any statement of fact necessary to make the statements herein not misleading.

Section 6.02. Representations and Warranties of Buyer. Each of MCM Bank and F&M Bancorp individually represents and warrants to Corn Belt Bank and Target as follows:

(a) **Organization.** F&M Bancorp is a Missouri corporation, duly organized and validly existing under the laws of the State of Missouri. MCM Bank is a federal savings association, duly organized and validly existing under the laws of the United States of America.

(b) **Authority.** Each of MCM Bank and F&M Bancorp has the power and authority to enter into and perform this Agreement and any instruments or other documents executed pursuant hereto. This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate actions on the part of each of MCM Bank and F&M Bancorp, and this Agreement constitutes a valid and binding obligation of each of MCM Bank and F&M Bancorp, enforceable against each in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors' rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

(c) **Non-Contravention.** The execution and delivery of this Agreement and any instruments or other documents executed pursuant hereto by each of MCM Bank and F&M Bancorp do not and, subject to the receipt of all required approvals and consents, the consummation of the transactions contemplated by this Agreement will not, constitute (i) a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of either of MCM Bank or F&M Bancorp, or to which either of them is subject, which breach, violation or default would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby, or (ii) a breach or violation of or a default under the organizational documents of either MCM Bank or F&M Bancorp or any material contract or other instrument to which it is a party or by which it is bound, except to the extent that any such breaches or violations, in the aggregate, would not have a material adverse effect on MCM Bank or F&M Bancorp or would not impair the validity or consummation of this Agreement or the transactions contemplated hereby.

(d) **Compliance with Laws.** Except as disclosed on ***Schedule 6.02(d)***, neither MCM Bank nor F&M Bancorp is in violation of, nor is any of the property owned or leased by either in violation of, its organizational documents, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking (including without limitation all regulatory capital requirements), fiduciary or agency, consumer protection, securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations) which would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby, or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency which would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby, and neither MCM Bank nor F&M Bancorp has received notice of a violation of any statute, ordinance, order, rule or regulation which would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. Neither MCM Bank nor F&M Bancorp is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks and holding companies thereof), or has received any written communication requesting that it enter into any of the foregoing. MCM Bank is in compliance with the Community Reinvestment Act and its implementing regulations and has not been advised of any supervisory concerns regarding its compliance with the Community Reinvestment Act.

(e) **Legal Proceedings.** There are no actions, suits, claims, formal governmental investigations or proceedings instituted or pending against either MCM Bank or F&M Bancorp or against any officer, director or employee of either of them which would be reasonably likely to prevent or hinder the consummation of the transactions contemplated by this Agreement.

(f) **Brokers and Finders.** Neither MCM Bank nor F&M Bancorp nor any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

(g) **Disclaimer of Further Warranties.** Except as specifically provided in Article Six, the Bank Assets and Bank Liabilities will be delivered to Buyer "AS

IS" "WHERE IS" with all faults. Corn Belt Bank makes no other warranties, guarantees, or representations of any kind with respect to such Bank Assets and Bank Liabilities, either express or implied, arising by law or otherwise, which survive delivery of the Bank Assets to, or assumption of Bank Liabilities by, Buyer, including, but not limited to, the condition or value of the Bank Assets, the amount or nature of obligations or liabilities under the Bank Liabilities, any implied warranty of merchantability, any implied warranty arising from course of performance, course of dealing or usage or trade, and any implied warranty of fitness for any particular purpose. Corn Belt Bank hereby disclaims any warranties, guarantees or verbal or written statements regarding the viability or continued success of the use or operation of the Bank Assets and Bank Liabilities by Buyer. Buyer acknowledges that it is acquiring the Bank Assets and Bank Liabilities based on its own investigation, evaluation and knowledge of the Bank Assets and Bank Liabilities, and other matters solely in its determination. Any statements which the Buyer is relying upon which were made by Corn Belt Bank are in writing and are contained in this Agreement, or the Schedules and Exhibits attached hereto.

Article Seven
Covenants of Corn Belt Bank

Corn Belt Bank covenants and agrees with Buyer as follows:

Section 7.01. Regulatory Approvals.

(a) Corn Belt Bank shall cooperate with Buyer and use commercially reasonable efforts to promptly prepare and file all necessary documentation; to effect all applications, notices, petitions and filings; and to obtain as promptly as practicable all permits, consents, approvals, waivers and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by this Agreement. Corn Belt Bank shall not take any action that would materially adversely affect or delay the ability of any Party to obtain any Regulatory Approval or to perform its covenants and agreements under this Agreement.

(b) Subject to applicable laws relating to the exchange of information, Corn Belt Bank and Buyer shall consult with each other on all information in connection with obtaining all permits, consents, approvals and authorizations from all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by this Agreement.

(c) Corn Belt Bank and Buyer shall keep each other apprised of the status of all applications and filings.

(d) Except for any confidential portions thereof, the Party responsible for making and filing any documentation with respect to any Regulatory Approval shall promptly (i) provide a copy of the filing, and any supplement, amendment or item of additional information in connection with the filing, to the other Parties and (ii) deliver to the other Parties a copy of each material notice, order, opinion and other item of correspondence received by it in respect of any such filing from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement.

(e) Buyer and Corn Belt Bank shall promptly advise each other of any communication received from a governmental entity which causes such Party to believe that there is reasonable likelihood that a requisite Regulatory Approval will not be obtained or that the receipt of such approval will be materially delayed.

(f) Corn Belt Bank shall not take any action, or omit to take any action, that could reasonably be expected to impair the value of the Bank Assets or the Bank Liabilities.

Article Eight
Covenants of Buyer

Each of MCM Bank and F&M Bancorp with respect to itself covenants and agrees with Corn Belt Bank as follows:

Section 8.01. Regulatory Approvals and Standards.

(a) Buyer shall cooperate with Seller and use commercially reasonable efforts to promptly prepare and file with the appropriate governmental entities all the applications for the requisite Regulatory Approvals relating to the transactions hereunder and for all other consents, permits and authorizations that MCM Bank or F&M Bancorp is required to obtain in connection with the consummation of the transactions contemplated by this Agreement.

(b) MCM Bank and F&M Bancorp will each use commercially reasonable efforts to obtain as expeditiously as possible the Regulatory Approvals and will cooperate with Corn Belt Bank with regard to any Regulatory Approvals that Corn Belt Bank must obtain. Neither party shall take any action that would materially adversely affect or delay the ability of any Party to obtain any Regulatory Approval or to perform its covenants and agreements under this Agreement.

(c) After the Closing Date, it is the intention of each of MCM Bank and F&M Bancorp to conduct the Bank Business at the Target Office, and therefore it is not expected that the transactions contemplated by this Agreement will result in the closing, consolidation or relocation of any of the Target Office. MCM Bank, and F&M Bancorp each agrees that it shall be responsible for complying with any required Target Office closing or other notices to regulators and customers in the event either MCM Bank or F&M Bancorp should at any subsequent time determine to close, consolidate or relocate any of the Target Office or to close, consolidate or relocate any Target Office of either MCM Bank or F&M Bancorp in connection with or relating to the transactions contemplated by this Agreement.

Section 8.02. Corporate and Other Consents; Compliance with Law.

(a) MCM Bank and F&M Bancorp shall each use commercially reasonable efforts to secure all necessary corporate and other non-regulatory consents and shall provide certified copies to Corn Belt Bank upon Corn Belt Bank's request.

(b) MCM Bank and F&M Bancorp shall each promptly comply with all applicable laws, regulations, and rulings in connection with this Agreement and the consummation of the transactions contemplated hereby.

Section 8.03. Benefit Plans. With respect to all Benefit Plans or any insurance, health, welfare, or other benefit plan of any kind maintained by Target prior to the Merger, if any, Buyer shall retain or assume full responsibility and liability for compliance with the Internal Revenue Code and ERISA, including, without limitation, the continuation health care coverage requirements of Internal Revenue Code Section 4980B and ERISA Sections 601 through 608 for all "qualifying events" within the meaning of Section 4980B(f)(3) of the Code and Section 603 of ERISA with respect to such Benefit Plans, or group health plans occurring on or prior to the Closing Date. Corn Belt Bank shall not have any liability or obligation whatsoever arising or resulting from any Benefit Plan or any insurance, health, welfare, or other benefit plan of any kind, and Buyer shall indemnify and hold Corn Belt Bank and its owners, directors, officers, employees or agents from any losses, damages, penalties, fines, costs and expenses (including reasonable attorneys' fees) resulting from Buyer's failure to maintain any Benefit Plan or any insurance, health, welfare, or any other benefit plan of any kind in accordance with the terms of this Section 8.04 or applicable law.

Article Nine
Indemnity

Section 9.01. Corn Belt Bank's Indemnity. Except as otherwise provided in this Agreement, Corn Belt Bank shall indemnify, hold harmless and defend MCM Bank and F&M Bancorp, and their respective directors, shareholders, officers, agents and employees (the "***Buyer Indemnitees***") from and against all claims, losses, liabilities, demands and obligations (including reasonable attorneys' fees and expenses) (the "***Claims***") asserted by third parties which any Buyer Indemnitee shall receive, suffer or incur arising out of or resulting from (a) any liability of Corn Belt Bank to any party that is not being assumed by MCM Bank hereunder or resulting from the ownership or operation of the Bank Assets between the consummation of the Merger and the Effective Time; or (b) the breach of any representation, warranty or covenant made by Corn Belt Bank in this Agreement.

Section 9.02. Buyer's Indemnity. Except as otherwise provided in this Agreement, MCM Bank and F&M Bancorp shall jointly and severally indemnify, hold harmless and defend Corn Belt Bank, Target and their respective directors, shareholders, officers, agents and employees (the "***Corn Belt Bank Indemnitees***") from and against all Claims asserted by third parties which any Corn Belt Bank Indemnitee shall receive, suffer or incur arising out of or resulting at any time from (a) the Bank Assets or Bank Liabilities assumed by MCM Bank and/or F&M Bancorp hereunder (except for any Claims that arise out of the actions or failures to act of Corn Belt Bank); (b) the ownership or operation of Target or Target's business on or before the Closing Date under this Agreement, including any regulatory assessments or fees based upon deposits of Target in its pre-Merger business (except for any Claims that arise out of the actions or failures to act of Corn Belt Bank); or (c) the breach of any representation, warranty or covenant made by MCM Bank or F&M Bancorp in this Agreement.

Section 9.03. Indemnification Procedures. If any Corn Belt Bank Indemnitee or Buyer Indemnitee (each, an "***Indemnified Party***") seeks indemnification under this Article

Nine, the Indemnified Party shall notify in writing the indemnifying party (the "*Indemnifying Party*") in accordance with the procedures described herein. Within 30 days after any such Indemnified Party has received notice of or has knowledge of any claim for indemnification hereunder, or the commencement of any action, suit, proceeding, investigation, inquiry, complaint, charge, judgment, order, decree, injunction, ruling, demand or cause of action (collectively, a "***Controversy***") by a Person not a party to this Agreement or by a Person not an affiliate of a Party to this Agreement, the Indemnified Party must, as a condition precedent to a claim with respect thereto being made against an Indemnifying Party pursuant to this Article Nine, give the Indemnifying Party written notice of such claim or the commencement of such Controversy. Such notice must state the nature and the basis of such claim and a reasonable estimate of the amount thereof. The failure of any Indemnified Party to give notice as provided herein relieves the Indemnifying Party of its obligations under this Article Nine if and only if the failure to timely give such notice is materially prejudicial to the Indemnifying Party's ability to adequately defend such claim or Controversy. If such event involves the claim of any third party and the Indemnifying Party confirms in writing its responsibility for such liability, if established, the Indemnifying Party shall be entitled to participate in and, to the extent it shall wish, assume control over (in which case the Indemnifying Party shall assume all expense with respect to) the defense, settlement, adjustment or compromise of such claim.

(a) The Indemnified Party shall have the right to employ separate counsel in any action or claim and to participate in the defense thereof at the expense of the Indemnifying Party (i) if the retention of such counsel has been specifically authorized by the Indemnifying Party or (ii) if the counsel is retained because the Indemnifying Party does not notify the Indemnified Party within 20 days after receipt of a claim notice that it elects to undertake the defense thereof. Also, the Indemnified Party shall have the right to employ counsel at the Indemnified Party's own expense and to participate in such action or claim, including settlement or trial, as long as such participation does not substantially interfere with the Indemnifying Party's defense of such claim or action.

(b) The Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into any settlement, adjustment or compromise of such claim or ceasing to defend against such claim if pursuant to or as a result of such settlement, adjustment, compromise or cessation, injunctive or other relief would be imposed against the Indemnified Party.

(c) If the Indemnifying Party does not assume control over the defense of such claim as provided in Section 9.03(a), the Indemnified Party shall have the right to defend the claim in such manner as it may deem appropriate at the cost and expense of the Indemnifying Party and, with the consent of the Indemnifying Party, to settle, adjust or compromise such claim. The Indemnified Party may settle, adjust or compromise any such claim without the consent of the Indemnifying Party if the Indemnified Party waives indemnification for such claim.

(d) The Indemnifying Party shall remit payment for the amount of a valid and substantiated claim for indemnification hereunder promptly upon receipt of a claim notice therefor. Upon the payment in full of any claim hereunder, the

Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any Person with respect to the subject matter of such claim.

(e) In the event that the Indemnifying Party reimburses the Indemnified Party for any third party claim, the Indemnified Party shall remit to the Indemnifying Party any reimbursement that the Indemnified Party subsequently receives for such third party claim.

Section 9.04. Survival. All indemnities contained in or made pursuant to this Agreement shall survive for the applicable statute of limitations period, including any and all extensions thereof, after the Closing Date, except as to any claim for which written notice shall have been given prior to such date. In the event of any future transaction in which either or both of F&M Bancorp and MCM Bank is (are) merged into or consolidated with another party, have substantially all of their assets acquired by another party, or are otherwise combined with or acquired by another party, F&M Bancorp and/or MCM Bank (as the case may be) shall cause the third party survivor or acquirer to specifically assume its (their) obligations under this Agreement, including, without limitation, its indemnification obligations.

<u>Article Ten</u>
<u>Post Closing Matters</u>

Section 10.01. Further Assurances.

On or after the Closing Date:

(a) except as otherwise specifically provided herein, Corn Belt Bank shall assist Buyer in the orderly transition of the operations of the Target Office and shall give such further assurances and execute, acknowledge and deliver all such instruments as may be necessary and appropriate to effectively vest in Buyer title in the Bank Assets in the manner contemplated hereby; and

(b) except as specifically provided otherwise herein, Buyer shall give such further assurances to Corn Belt Bank and Target and shall execute, acknowledge and deliver all such acknowledgments and other instruments and take such further action as may be necessary and appropriate to effectively release, relieve and discharge Target and Corn Belt Bank from any obligations remaining with respect to the Bank Assets and Bank Liabilities assumed by MCM Bank hereunder.

Section 10.02. Access to and Retention of Books and Records. Following the Closing Date, Buyer shall make available to Corn Belt Bank for inspection the books, records, documents, instruments, accounts, correspondence, writings, evidences of title, tax returns and other papers relating to the Target as of or prior to the Closing Date, for seven years or for such longer period as may be required by any law or court order; <u>provided, however,</u> Buyer shall not be required to retain such books, records, documents, instruments, accounts, correspondence, writings, evidences of title, tax returns and other papers relating to the Target as of or prior to the Closing Date beyond the retention periods required by Buyer's record retention policy or applicable law.

Section 10.03. Mutual Cooperation. In order to accomplish an orderly transition relative to the processing of debits and credits to the Bank Assets and Bank Liabilities to be assumed by MCM Bank under this Agreement, Corn Belt Bank agrees to cooperate in good faith in the post-transfer processing of checks, drafts, deposit tickets for Deposits Liabilities made prior to and after the Closing Date and payments of principal and interest received by MCM Bank after the Closing Date with respect to the Loans. Buyer intends that the Uniform Commercial Code as in effect in the State of Missouri, applicable federal regulations and usual banking practices shall govern the processing of Items.

Section 10.04. Post Closing Data Processing. Buyer agrees to provide to Corn Belt Bank and Target data processing and transfer services to help insure the proper transfer of customer information and transactions up through all data processing conversions and for a reasonable time thereafter. MCM Bank and Corn Belt Bank agree to act in good faith in facilitating the conversion and transfer of data processing and other information concerning the Bank Assets and Bank Liabilities to MCM Bank. Corn Belt Bank and MCM Bank shall designate an individual to serve as liaison from the date hereof through a future date that shall be generally agreed upon by both MCM Bank and Corn Belt Bank as the final conversion date.

Section 10.05. Deposits and Loan Payments Inadvertently Received. MCM Bank and Corn Belt Bank shall make all reasonable efforts to facilitate the acceptance after the Closing Date of any deposits or loan payments for accounts assumed by MCM Bank. Corn Belt Bank shall agree to accept deposits and loan payments after the Closing Date for accounts assumed by MCM Bank for a period not to exceed 90 days. MCM Bank and Corn Belt Bank shall undertake reasonable measures to facilitate the timely crediting of deposits and payments.

Article Eleven
General

Section 11.01. Dispute Resolution. Any dispute, controversy, claim or disagreement between the Parties arising from, relating to or in connection with (a) this Agreement, (b) any agreement, certificate or other document referred to herein or delivered in connection herewith or (c) the relationships of the Parties hereunder or thereunder, including questions regarding the interpretation, meaning or performance of this Agreement, and including claims based on contract, tort, common law, equity, statute, regulation, order or otherwise (each a "***Dispute***"), shall be resolved in accordance with the dispute resolution procedures set forth in ***Schedule II***.

Section 11.02. Expenses. Except as otherwise provided herein, each Party shall pay all of its own out-of-pocket expenses in connection with this Agreement, including appraisal, accounting, consulting, professional and legal fees, if any, whether or not the transactions contemplated by this Agreement are consummated; provided that Buyer shall pay all (a) recording, filing or other fees, cost and expenses (including fees, costs and expenses for (i) preparation of title certificates or searches, surveys, inspections, environmental audits or other investigations, (ii) filing of any forms (including without limitation tax forms) with governmental instrumentalities in connection with the transfer of Target or Corn Belt Bank's real property or Personalty, and (iii) recording instruments or documents evidencing any transfers of interests in real property; and (b) costs and expenses relating to the preparation, execution and recording of assignments of mortgages, financing statements, notes, security agreements or other instruments (other than the items to be delivered by Corn Belt Bank pursuant to Section 4.02), applicable to or arising in connection with the transfer, assignment or assumption of the Loans (and mortgages, financing statements, notes, security agreements and other instruments relating thereto), real property, the Banking Office Leases, if any, or the Personalty.

Section 11.03. Communications. Each party shall furnish to the other party copies of the text of all notices, advertisements, information or communications, written or oral, proposed to be sent or transmitted by the furnishing party to employees or customers of Target or the public generally regarding the transfer of the Bank Assets and Bank Liabilities (including any public notices required to be given by law or regulation in connection with such transactions or applications for approval thereof), and the furnishing Party shall not send or transmit such notices, advertisements, information or communications or otherwise make them public unless and until the other party has been afforded an opportunity to review and raise any reasonable objections it may have to any such notices, advertisements, information or communications, which such objections shall have been addressed to the reasonable satisfaction of the other party before the same is sent or transmitted.

Section 11.04. Termination; Extension of Closing Date. This Agreement shall terminate and shall be of no further force or effect as between and among the Parties, upon the occurrence of any of the following:

(a) mutual agreement of the Parties;

(b) receipt by any Party of notice from any regulatory authority that such Party has been denied any Regulatory Approval; or

(c) in the event that there is a material breach in any of the representations and warranties or agreements of the F&M Entities or Corn Belt Bank, which breach is not cured within 40 days after notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party may terminate and cancel this Agreement by providing written notice of such action to the other party hereto;

(d) in the event that any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 11.04(c) of this Agreement has lapsed, then the party that seeks performance of such condition(s) may terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date; or

(e) upon termination of the Merger Agreement or the Reorganization Agreement.

Section 11.05. Modification and Waiver. This Agreement may not be modified except in a writing duly executed by the Parties. Any waiver must be in writing.

Section 11.06. Binding Effect; Assignment. No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld. Subject to the preceding sentence, all terms of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 11.07. Confidentiality.

(a) All information furnished previously in connection with the transactions contemplated by this Agreement or the Merger Agreement or pursuant hereto or thereto shall be treated as the sole property of the Party furnishing the information and shall be used solely for the purpose of consummating the transactions contemplated hereby. Each Party shall use its best efforts to keep confidential all such information and shall not directly or indirectly use such information for any competitive or other commercial purposes and, if such transactions shall not occur, the Party receiving the information shall either destroy or return to the Party that furnished such information all documents or other materials containing, reflecting or referring to such information. The obligation to keep such information confidential shall continue for five years from the date the transactions contemplated herein are consummated or abandoned, but shall not apply to (i) any information that (x) the Party receiving the information can establish by convincing evidence was already in its possession prior to the disclosure thereof by the Party furnishing the information; (y) was then generally known to the public; or (z) became known to the public through no fault of the Party receiving the information; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction; provided that the Party that is the subject of any such legal requirement or order shall use its reasonable efforts to give the Party that disclosed the information at least 10 business days prior notice thereof. This Section 11.07 shall survive the termination or consummation of this Agreement.

(b) The Parties acknowledge that the breach of any portion of Section 11.07(a) would cause the Party furnishing information irreparable harm for which monetary damages would be inadequate. Accordingly, in addition to other remedies available to it, the Party furnishing information shall be entitled to seek injunctive or other equitable relief to remedy any threatened or actual breach of any portion of Section 11.07(a) by the Party receiving the information, notwithstanding the provisions of Section 11.01 or anything else contained in this Agreement.

(c) For a period of two years following the Closing Date, neither Corn Belt Bank nor any subsidiary or Affiliate of Corn Belt Bank shall (i) use any list of Target customers as a means to directly offer the same or similar deposit products as were provided to such customer by Target prior to the Closing Date or (ii) contact any such customer to solicit the transfer of any customer account.

(d) For a period beginning the date hereof and continuing until two years following the Closing Date, neither Corn Belt Bank nor any subsidiary or Affiliate of Corn Belt Bank shall solicit any employees of Target to terminate their employment with MCM Bank; provided, however, that Corn Belt Bank or any subsidiary or Affiliate of Corn Belt Bank may hire or offer employment to any person who initiates employment discussions with any of them or who responds to a general advertisement for employment.

(e) For a period of two years following the Closing Date, neither MCM Bank nor any subsidiary or Affiliate of MCM Bank shall (i) use any list of Corn Belt Bank customers as a means to directly offer the same or similar deposit products as were provided to such customer by Corn Belt Bank prior to the Closing Date or (ii) contact any such customer to solicit the transfer of any customer account.

(f) For a period beginning the date hereof and continuing until two years following the Closing Date, neither MCM Bank nor any subsidiary or Affiliate of MCM Bank shall solicit any employees of Corn Belt Bank to terminate their employment with Corn Belt Bank; provided, however, that MCM Bank or any subsidiary or Affiliate of MCM Bank may hire or offer employment to any person who initiates employment discussions with any of them or who responds to a general advertisement for employment.

Section 11.08. Entire Agreement. This Agreement and the Merger Agreement, including any and all Exhibits and Schedules hereto and thereto, represent the entire agreement of the Parties with respect to the subject matter hereof and thereof. All prior negotiations between the Parties are merged into this Agreement and the Merger Agreement, and there are no understandings or agreements other than those incorporated herein and therein.

Section 11.09. Governing Law. Except to the extent governed by federal law, this Agreement shall be interpreted, construed and enforced in all respects in accordance with the laws of the State of Missouri (without regard to any principles of conflicts of laws thereof).

Section 11.10. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and the Parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision that, insofar as practical, implements the purposes and intents of this Agreement.

Section 11.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

Section 11.12. Notices. All notices required or permitted under this Agreement shall be given in writing, shall reference this Agreement and shall be deemed to have been delivered and given (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient or, if not, then on the next business day; (c) five days after having been sent by registered or certified U.S. mail, return receipt requested, postage and charges prepaid; or (c) one business day after deposit with a nationally-recognized commercial overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the addresses set forth on ***Schedule III*** or to such other address as may be designated by a Party by giving written notice to the other Parties pursuant to this Section 11.12.

Section 11.13. Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation hereof. The use of the singular pronoun in this Agreement shall be deemed to be or include the plural (and vice versa), whenever appropriate. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

Section 11.14. Specific Performance. Notwithstanding the provisions of Section 11.01 or **Schedule II**. the Parties acknowledge that monetary damages could not adequately compensate the Parties in the event of a breach of this Agreement by one Party, that the non-breaching Party or Parties would suffer irreparable harm in the event of such breach and that the non-breaching Party or Parties shall have, in addition to any other rights or remedies it or they may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof.

Section 11.15. Third Party Beneficiaries. The Parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the Parties and any assignee pursuant to an assignment effected in accordance with the provisions of Section 11.06. No future or present employee or customer of any of the Parties shall be treated as a third party beneficiary in or under this Agreement.

Section 11.16. Mutual Drafting. This Agreement is the mutual product of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each Party and shall not be construed for or against any Party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the 6th day of September 2005.

THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION THAT MAY BE ENFORCED BY THE PARTIES.

Corn Belt Bank:

CORN BELT BANK AND TRUST COMPANY

By [signature]
Name: Jeffrey K. Stark
Title: President

F&M Bancorp:

FARMERS & MERCHANTS BANCORP, INC.

By [signature]
Name: B. Stevens Plowman
Title: President

MCM Bank:

MCM SAVINGS BANK

By [signature]
Name: W. M. Sharp
Title: President

EXHIBIT A
FORM OF BILL OF SALE

This Bill of Sale, dated as of Sept 6 2005 (the "***Bill of Sale***"), is made and entered into by and between Corn Belt Bank and Trust Company, an Illinois state chartered bank ("***Corn Belt Bank***") and MCM Savings Bank, F.S.B., a Federal savings bank ("***MCM Bank***").

WHEREAS, pursuant to that certain Purchase and Assumption Agreement dated as of Sept 6 2005 (the "***Purchase Agreement***"), by and between Corn Belt Bank, MCM Bank and Farmers & Merchants Bancorp, Inc. a Missouri corporation, Corn Belt Bank has agreed to sell, transfer and deliver to MCM Bank, and MCM Bank has agreed to purchase from Corn Belt Bank, all of Corn Belt Bank's right, title and interest in and to the Bank Assets.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Purchase Agreement, and for other good and valuable consideration, the receipt of which are hereby acknowledged, Corn Belt Bank and MCM Bank hereby agree as follows:

1. Capitalized terms used herein that are not defined herein shall have the meanings ascribed thereto in the Purchase Agreement.

2. Corn Belt Bank hereby sells, conveys, assigns, transfers and delivers to MCM Bank all of Corn Belt Bank's right, title and interest in and to the Bank Assets, without recourse or liability, "AS IS", "WHERE IS" and with all faults and subject to any and all encumbrances, liens, and other title imperfections (except as may have been created by Corn Belt Bank). Corn Belt Bank expressly disclaims any and all representations, warranties and guaranties with respect to the Bank Assets, whether oral or written, past, present or future, including, without limitation, all warranties of quality, fitness for a particular purpose and merchantability, except as may be contained in the Purchase Agreement. MCM Bank acknowledges and agrees that the Retained Assets are not sold, transferred or assigned pursuant to this Bill of Sale, and said Retained Assets shall remain the sole property of Corn Belt Bank.

3. This Bill of Sale shall be binding upon and inure to the benefit of each party hereto, its permitted assigns, and its successors in interest, and all assigns and successors in interest thereafter.

4. In the event of a conflict or inconsistency between this Bill of Sale and the Purchase Agreement, the Purchase Agreement shall govern and control.

5. This Bill of Sale may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, Corn Belt Bank and MCM Bank have executed this Bill of Sale as of the date first above written.

Corn Belt Bank:

CORN BELT BANK AND TRUST COMPANY

By Jeffrey K. Stark

Name: Jeffrey K. Stark

Title: President

MCM Bank:

MCM SAVINGS BANK

By [signature]

Name: W. M. Sharp

Title: President

EXHIBIT B
FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (the "Agreement") is made as of Sept 6 2005 by and between Corn Belt Bank, an Illinois state chartered non-member bank ("*Assignor*") and MCM Bank, F.S.B., a Federal savings bank ("*Assignee*").

WHEREAS, Assignor, Assignee, and Farmers & Merchants Bancorp, Inc. a Missouri corporation ("***F&M Bancorp***"), are parties to a certain Purchase and Assumption Agreement dated as of Sept 6 2005 (the "***Purchase Agreement***"), pursuant to which Assignor is selling, transferring and assigning to Assignee certain assets and liabilities of Assignor; and

WHEREAS, upon the terms and conditions set forth herein, Assignor desires to assign to Assignee certain rights and obligations in and under the Bank Assets and Bank Liabilities; and

WHEREAS, upon the terms and conditions set forth herein, Assignee desires to assume from Assignor the rights, obligations and liabilities in and under the Bank Assets and the Bank Liabilities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Defined Terms. Capitalized terms used in the Agreement and not otherwise defined herein shall have meanings assigned to them in the Purchase Agreement.

2. Assignment. Assignor hereby assigns, transfers and sets over unto Assignee all of the rights and benefits of Assignor in, to, and under the Bank Assets and the Bank Liabilities.

3. Acceptance and Assumption. Assignee hereby accepts the assignment of the Bank Assets and the Bank Liabilities and agrees to assume, and hereby does assume, all obligations and liabilities under the Bank Assets and Bank Liabilities.

4. Further Assurances. From time to time after the date hereof, each of the parties shall, upon request by the other party and without further consideration, execute, acknowledge and deliver all such other instruments of sale, assignment, conveyance and transfer, and shall take all such other commercially reasonable actions, in each case to the extent required to give effect to the transactions in accordance with the terms of this Agreement and the Purchase Agreement.

5. Amendment. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of both of the parties hereto.

6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which taken together shall be deemed to be one and the same instrument.

7. Governing Law. This Agreement shall be interpreted, construed and enforced in all respects in accordance with the laws of the State of Missouri (without regard to any principles of conflicts of laws thereof).

8. Controlling Agreement. In the event of a conflict or inconsistency between this Agreement and the Purchase Agreement, the Purchase Agreement shall govern and control.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption Agreement as of the date first set forth above.

Corn Belt Bank:

CORN BELT BANK AND TRUST COMPANY

By Jeffrey K. Stark

Name: Jeffrey K. Stark

Title: President

MCM Bank:

MCM SAVINGS BANK

By [signature]

Name: W. M. Sharp

Title: President

EXHIBIT C
FORM OF OFFICER'S CERTIFICATE

THIS OFFICER'S CERTIFICATE is given pursuant to Section [4.02(e)/4.03(c)] of the Purchase and Assumption Agreement dated as of Sept 6 2005 (the "*Purchase Agreement*"), by and among Corn Belt Bank, an Illinois state chartered non-member bank, MCM Savings Bank, F.S.B., a Federal savings bank, and Farmers & Merchants Bancorp, Inc. a Missouri corporation ("F&M Bancorp"), the undersigned does hereby certify that:

(a) All of the representations and warranties of the undersigned contained in the Purchase Agreement are true, correct and complete in all material respects as of the date of the Purchase Agreement and as of the time of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date, with the same effect as though such representations and warranties had been made on and as at the date hereof;

(ii) [Corn Belt Bank][MCM Savings Bank, F.S.B.] [F&M Bancorp] has performed or complied in all material respects with all terms, obligations, covenants and conditions of the Purchase Agreement and any related document or agreement to which it is a party and which are required to be complied with, performed or satisfied by it on or before the date hereof;

(iii) To the knowledge of the undersigned, no statute, rule, regulation, executive order, decree, temporary restraining order, investigation, suit, proceeding, preliminary or permanent injunction or other order has been enacted, entered, promulgated, enforced or issued by any governmental authority that presents a substantial risk of the restraint or prohibition of the transactions contemplated by the Purchase Agreement, as at the date hereof; and

(iv) All Regulatory Approvals, which contain no Material Condition applicable to Corn Belt Bank/MCM Bank /F&M Bancorp, have been obtained as at the date hereof.

Capitalized terms used herein that have not been defined herein shall have the meanings given to them in the Purchase Agreement.

IN WITNESS WHEREOF, the undersigned has signed his name as of Sept 6 2005.

Corn Belt Bank/MCM Bank/F&M Bancorp

By: Jeffrey K. Stark
Name: Jeffrey K. Stark
Title: President

EXHIBIT D

FORM OF LIMITED POWER OF ATTORNEY

MCM Savings Bank, F.S.B., a Federal savings bank ("*MCM Bank*"), is hereby appointed, authorized, instructed and directed to act as Attorney-in-fact on behalf and in the name of Corn Belt Bank and Trust, an Illinois state-chartered non-member bank ("*Corn Belt Bank*"), for the sole and limited purpose of signing or endorsing, with full power of substitution, coupled with an interest and irrevocable so long as any of the Loans (as defined in that certain Purchase and Assumption Agreement dated as of Sept 6 2005, by and among Corn Belt Bank, an Illinois state chartered non-member bank, MCM Savings Bank, F.S.B., a Federal savings bank, and Farmers & Merchants Bancorp, Inc. a Missouri corporation) secured by deeds of trust or mortgages are outstanding, any and all deeds, bills of sale, security agreements, financing statements, recording documents, mortgage documents, releases, perfection instruments, other transfer and assignment documents and all other related documents with respect to the Loans. Corn Belt Bank hereby ratifies and confirms all actions MCM Bank may cause to be taken on its behalf pursuant to this Limited Power of Attorney now and in the future so long as the Loans are in existence. A photocopy of this Limited Power of Attorney is valid as an original for all purposes.

The authority herein contained extends to any interest in the Loans and all renewals, extensions, substitutions, and replacements therefore, and all instruments evidencing same, all books and records related thereto, and all guarantees and security therefore.

This Limited Power of Attorney shall be governed by the laws of the State of Missouri in all respects. Should any provision hereof be held invalid, that invalidity shall not affect the other provisions which shall remain in full force and effect.

IN WITNESS WHEREOF, Corn Belt Bank has caused this Limited Power of Attorney to be duly executed as of Sept 6 2005.

Corn Belt Bank and Trust Company

By: Jeffrey K. Stark

Name: Jeffrey K. Stark

Title: President

STATE OF Illinois)

) ss.

COUNTY OF Pike)

On this 6th day of September 2005, before me personally appeared Jeffrey K. Stark, to me personally known, who being by me duly sworn did say that he is President of Corn Belt Bank and Trust Company, and that said instrument was signed and delivered in behalf of said banking corporation and acknowledged to me that he executed the same as the free act and deed of said banking corporation.

WITNESS my hand and official seal.

Notary Public *[signature]*

[SEAL]

OFFICIAL SEAL
JULIE A PLATTNER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/11/09

My Commission Expires:

SCHEDULE I
DEFINITIONS

"***Accrued Interest***" shall mean as of any date (a) with respect to the Deposit Liabilities, the interest that has been accrued but not paid or credited on the Deposit Liabilities, and (b) with respect to the Loans, the interest, fees, costs and other charges that have accrued on or been charged to the Loans but not paid by the applicable borrower, or a guarantor or surety therefore, or otherwise collected by offset or recourse to collateral for the applicable Loan.

"***Affiliate***" shall mean any Person that, directly or indirectly, through one or more intermediaries, (a) owns or controls another Person, (b) is owned or controlled by another Person, or (c) is under common control or ownership with another Person, and "ownership" means the direct or indirect beneficial ownership of more than 50% of the equity securities of a Person, or, in the case of a Person that is not a corporation, more than 50% of the voting and/or equity interest.

"***Banking Office Leases***" shall mean the leases for the Target Office, which are listed on ***Schedule V*** attached hereto.

"***Benefit Plan***" shall mean any employee benefit plan, arrangement, policy or commitment (whether or not an employee benefit plan within the meaning of section 3(3) of ERISA), including, without limitation, any employment, consulting or deferred compensation agreement, executive compensation, bonus, incentive, pension, profit-sharing, savings, retirement, stock option, stock purchase or severance pay plan, any life, health, disability or accident insurance plan or any holiday or vacation practice.

"***Cash***" shall mean all petty cash, vault cash, teller cash, automated teller machine cash and prepaid postage, in each case as of the close of business at the respective Banking Office (6:00 p.m. for each automated teller machine) on the Closing Date, as determined by an audit conducted jointly by one or more employees of Corn Belt Bank and one or more employees of Buyer.

"***Closing***" shall mean the consummation of the purchase of the Bank Assets and Bank Liabilities by MCM Bank pursuant to the terms and conditions of this Agreement.

"***Closing Date***" shall mean the business day immediately following the closing of the transactions under the Merger Agreement and the Reorganization Agreement.

"***Code***" shall mean the Internal Revenue Code of 1986, as amended.

"***Deposit Liabilities***" or "***Deposit Liability***" shall mean deposit liabilities with respect to accounts that are transferred by Target or Corn Belt Bank as of the opening of business on the Closing Date and which are defined as deposits in the Federal Deposit Insurance Act, 12 U.S.C. §1813, including in each case collected and uncollected deposits plus Accrued Interest, as well as all individual retirement accounts ("***IRAs***") which consist solely of Target deposits.

"***FHLB Stock***" shall mean any capital stock of the Federal Home Loan Bank owned by Target immediately prior to the Merger.

"*Final Approval Date*" shall mean, with respect to the transactions contemplated hereby, the date upon which (he last of the following has occurred: (a) all Regulatory Approvals have been obtained; (b) the publication of all regulatory notices; (c) the filing of all regulatory reports; and (d) the expiration of all regulatory comment and waiting periods.

"*Governmental Entity*" shall mean any federal, state, municipal, foreign or other governmental department, authority, commission, board, court, administrative agency bureau, body or instrumentality.

"*IRA*" shall mean any Individual Retirement Account having assets consisting of Deposit Liabilities only.

"*IRS*" shall, mean the U.S. Internal Revenue Service.

"*Items*" shall mean (a) transfers of funds by wire or through the Automated Clearing House system, checks, drafts, negotiable orders of withdrawal and items of a like kind which are drawn on, or deposited and credited to, the Deposit Liabilities, and (b) payments, advances, disbursements, fees, reimbursements and items of a like kind which are debited or credited to the Loans.

"*Loans*" shall mean:

(a) all loans held by Target immediately prior to the Merger (including any reserve for possible loan losses), including all loans originated between the date of this Agreement and the Closing Date, portions of loans which may have been participated out to other lenders by Target or portions of loans which may have been participated to Target by other lenders;

(b) pending applications to Target and unfunded commitments, including, without limitation, scheduled credits of Target subject to any repayments or prepayments, in whole or in part, advances, credits, debits, charges or other actions affecting the balance of any such loans as of the date hereof from the date hereof through the close of business on the Closing Date, and,

(c) in each case, including all documents executed or delivered m connection with any loan and any and all collateral held as security therefore or in which a security interest, lien or mortgage has been granted, and all rights in relation thereto, together with Accrued Interest thereon, all as of the open of business on the Closing Date, and Target's loan files and records relating thereto.

"*Material Condition*" applicable to any Party shall mean with respect to any Regulatory Approval obtained by any Party, a condition or requirement which the Board of Directors of that Party reasonably determines in good faith would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement to that Party and its shareholders as to render inadvisable the consummation of the transactions contemplated hereby.

"*Other Real Estate Owned*" shall mean real estate owned by Target as of the date of this Agreement and real estate acquired by Target between the date of this Agreement and the

Closing Date in the course of the foreclosure of any loan made by Target prior to the date of this Agreement or of any Loan made or assumed by Target after the date of this Agreement.

"*Person*" shall mean an individual, corporation, partnership, limited liability company, unincorporated association, trust, joint venture or other organization or entity or Governmental Entity and shall include any successor (by merger or otherwise) of such entity.

"*Personalty*" shall mean all of the personal property of Target used in the Bank Business, including the trade fixtures, leasehold improvements, shelving, furniture, automated teller machines, equipment, security systems, safe deposit boxes (exclusive of contents), vaults and supplies, less any items consumed or disposed of, plus new items acquired or obtained in the ordinary course of the operation of the Target Office through the open of business on the Closing Date.

"*Safe Deposit Agreements*" shall mean the agreements relating to safe deposit boxes located in the Target Office and shall include any keys that open such safe deposit boxes.

"*Target Office*" shall mean any one of Target's banking offices or other premises used in its Bank Business (including automated teller machine premises) listed on ***Schedule IV*** attached hereto.

"*Tenant Leases*" shall mean leases or subleases between Target or a Subsidiary, as lessor, and the tenants of the Target Office, if any, listed on ***Schedule V***.

SCHEDULE II
DISPUTE RESOLUTION

All claims and disputes arising out of or relating to this Agreement which are not otherwise resolved by the parties by negotiation or mediation shall be settled by binding arbitration administered by the American Arbitration Association ("*AAA*") under its Commercial Arbitration Rules by a single arbitrator appointed in accordance with such Rules. The arbitrator shall be a lawyer who is disinterested in the controversy, shall be independent of the parties, shall have training and experience as an arbitrator and shall have a demonstrated reputation for fairness and integrity as an arbitrator. The arbitrator appointed shall be required to render a reasoned award based on the evidence and the law, and shall have no authority to award punitive damages. The arbitrator shall determine what forms of discovery are permissible but shall limit depositions to no more than two for each party. The hearing for such arbitration shall be held in St. Louis County, Missouri. Each party will bear the expenses of its counsel and any witnesses called by that party, All other expenses of the arbitration shall be borne equally by the parties, unless they agree otherwise or as otherwise assessed by the arbitrator as part of the award. Any award rendered as a result of such arbitration will be binding upon the parties and judgment on such award may be entered in any Court of competent jurisdiction.

SCHEDULE III
NOTICES

If to Corn Belt Bank:

Corn Belt Bank and Trust Company
643 W. Washington Street
Pittsfield, Illinois 62363-0499
Attention: Jeffrey K. Stark, President

Copy to: Mark B. Weinheimer
Polsinelli Shalton Welte Suelthaus PC
100 S. Fourth Street, Suite 1100
St. Louis, Missouri 63102-1825

If to F&M Bancorp or MCM Bank:

Farmers and Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401-0938
Attention: B. Stevens Plowman

Copy to: Leonard J. Essig
Lewis, Rice & Fingersh, L.C.
500 North Broadway, Suite 2000
St. Louis, Missouri 63102

and to:

Joel E. Rappoport, Esq.
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

provided, however, that the providing of notice to counsel shall not, of itself, be deemed the providing of notice to a party hereto.

SCHEDULE IV
BANKING OFFICES

Target maintains the following banking offices and branches:

Main Office:

505 Broadway
Hannibal, Missouri 63401-0938

Additional Offices:

2435 Highway K
O'Fallon, Missouri.

1828 Broadway, Suite C
Quincy, Missouri.

Highway 61 North
Hannibal, Missouri.

3914 Market Street
Hannibal, Missouri.

SCHEDULE V
TENANT LEASES
and
BANKING OFFICE LEASES

The following properties are leased:

2435 Highway K
O'Fallon, Missouri.

1828 Broadway, Suite C
Quincy, Missouri.

SCHEDULE 6.01(d)
COMPLIANCE WITH LAWS

SCHEDULE 6.02(d)
COMPLIANCE WITH LAWS

None.

PART III – EXHIBITS

INDEX TO EXHIBITS

FARMERS & MERCHANTS BANCORP, INC.
JOINT PROXY STATEMENT/OFFERING CIRCULAR
INDEX TO EXHIBITS

Number of Exhibit Assigned In Regulation A, Part III, Item 2	Exhibit No.	Description of Exhibits	Sequential Numbering System Page Number of Exhibit
(1)		No Exhibit	
(2)	2.01	Certificate of Incorporation of Farmers & Merchants Bancorp, Inc.*	412
	2.02	Bylaws of Farmers & Merchants Bancorp, Inc.*	413
(3)	3.01	Specimen Common Stock Certificate of Farmers & Merchants Bancorp, Inc.*	414
(4)		No Exhibit	
(5)	5.01	MCM Voting Agreements*	415
	5.02	FMB Voting Agreements*	416
(6)		No Exhibit	
(7)		No Exhibit	
(8)	8.01	Agreement and Plan of Reorganization, dated as of May 25, 2005 by and between MCM Savings Bank, F.S.B. and Farmers & Merchants Bancorp, Inc.*	417
	8.02	Agreement and Plan of Merger dated as of September 6, 2005 by and among Corn Belt Bank and Trust Company, Farmers & Merchants Bancorp, Inc., and Farmers & Merchants Bank and Trust Company*	418
	8.03	Purchase and Assumption Agreement dated as of September 6, 2005 by and among Corn Belt Bank and Trust Company, Farmers & Merchants Bancorp, Inc., and Farmers & Merchants Bank and Trust Company*	419

Number of Exhibit Assigned In Regulation A, Part III, Item 2	Exhibit No.	Description of Exhibits	Sequential Numbering System Page Number of Exhibit
(9)		No Exhibit	
(10)	10.01	Consent of Feldman Financial Advisors, Inc.	420
	10.02	Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding legality)*	422
	10.03	Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding tax aspects)	425
(11)	11.01	Opinion of Lewis, Rice & Fingersh, L.C. regarding legality*	422
(12)		No Exhibit	
(13)		No Exhibit	
(14)		No Exhibit	
(15)	15.01	Powers of Attorney*	423
	15.02	Opinion of Feldman Financial Advisors, Inc. to the Board of Directors of MCM Savings Bank, F.S.B.*	424
	15.03	Opinion of Lewis, Rice & Fingersh, L.C. regarding material tax aspects of reorganization	425

* Previously filed.

EXHIBIT 2.01

Previously Filed

EXHIBIT 2.02

Previously Filed

EXHIBIT 3.01

Previously Filed

EXHIBIT 5.01

Previously Filed

EXHIBIT 5.02

Previously Filed

EXHIBIT 8.01

Previously Filed

EXHIBIT 8.02

Previously Filed

EXHIBIT 8.03

Previously Filed

EXHIBIT 10.01

CONSENT OF FELDMAN FINANCIAL ADVISORS, INC.

We hereby consent to (1) the inclusion of Feldman Financial Advisors, Inc.'s opinion letter, dated May 24, 2005, to the Board of Directors of MCM Savings Bank, F.S.B., as an appendix to the Joint Proxy Statement/Offering Circular, which is included in the Offering Statement to Fourth Amendment Form 1-A under Regulation A of the rules and regulations of the Securities Act of 1933, (2) the reference to Feldman Financial Advisors, Inc. in the Offering Statement and Join Proxy Statement/Offering Circular, and (3) the summary of Feldman Financial Advisors, Inc.'s opinion in the Joint Proxy Statement/Offering Circular under the caption "Proposal to Approve the Reorganization – Opinion of MCM's Financial Advisor."

Sincerely,

Feldman Financial Advisors, Inc.

Feldman Financial Advisors, Inc.

EXHIBIT 11.01

Previously Filed

EXHIBIT 15.01

Previously Filed

EXHIBIT 15.02

Previously Filed

EXHIBIT 15.03

LEWIS, RICE & FINGERSH, L.C.

ATTORNEYS AT LAW

500 N. BROADWAY, SUITE 2000
ST. LOUIS, MISSOURI 63102-2147
WWW.LRF.COM

TEL (314) 444-7600 FAX (314) 241-6056

June 28, 2006

Farmers & Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401

MCM Savings Bank, F.S.B.
228 Broadway
Hannibal, Missouri 63401

Re: Agreement and Plan of Reorganization dated as of May, 25, 2005, by and between Farmers & Merchants Bancorp, Inc. ("FMB") and MCM Savings Bank, F.S.B. ("MCM")

Ladies and Gentlemen:

You have requested our opinion as to the material federal income tax consequences of the proposed merger (the "Merger") of FMB Interim Federal Savings Bank ("FMB Merger Sub") with and into MCM solely in exchange for FMB common stock pursuant to an Agreement and Plan of Reorganization, dated as of May 25, 2005, by and between FMB and MCM (the "Agreement") and related transactions.

In connection with the preparation of this opinion, we have examined originals or copies, certified or otherwise, of (i) the Agreement, (ii) the preliminary Joint Proxy Statement/Offering Circular as filed with the Securities and Exchange Commission in Amendment No. 3 to Form 1-A (the "Proxy"), and (iii) such other documents as we have deemed necessary or appropriate for purposes of this opinion. In such examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of such later documents, the genuineness of all signatures and the correctness of all representations made therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the foregoing documents and that all of the foregoing documents are in full force and effect. In addition, in connection with the Merger, we have relied upon certain representations made by MCM and FMB. We anticipate receiving similar representations from FMB Merger Sub after it is formed and organized. Further, we have relied upon the accuracy and completeness of the statements and representations of fact (which statements and representations of fact we have neither investigated nor verified) contained, respectively, in the certificates of MCM and FMB and have assumed that such certificates will be complete and accurate as of the Closing. We will also rely upon the accuracy and completeness of the statements and representations of fact (which statements and representations of fact we will neither investigate nor verify) contained in the certificate of FMB Merger Sub and will assume that such certificate will be complete and accurate as of the Closing. We have further assumed that any certifications, representations or statements made, or to be made, "to the best knowledge of" or similarly qualified, are true and correct without such qualification. We have not and will not attempt to verify the accuracy of the certifications, assumptions or representations.

Subject to the foregoing, the discussion in the Proxy entitled "Material Federal Income Tax Consequences" constitutes our opinion as to the material United States federal income tax consequences of the Stock Split, the MCM Dividend, the MCM Merger, the FMB Bank Merger, and the Purchase and Assumption, each as described in the Proxy, subject to the assumptions, representations, and limitations referenced in that discussion.

Our opinion is limited to the foregoing material United States federal income tax consequences of the Stock Split, the MCM Dividend, the MCM Merger, the FMB Bank Merger, and the Purchase and Assumption to FMB and MCM, which are the only matters as to which you have requested our opinion. We have not addressed any other federal income tax consequences of the Stock Split, the MCM Dividend, the MCM Merger, the FMB Bank Merger, and the Purchase and Assumption other than those specifically set forth herein, and we have not considered any matters (including state, local, or foreign tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States, as expressly set forth herein. Although this opinion represents our best legal judgment, it has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues.

We hereby consent to the filing of this letter with the Securities Exchange Commission as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended. Our opinion referenced herein is rendered as of the date hereof, and we undertake no obligation to update this letter after the date hereof.

Circular 230 Notice. Internal Revenue Service regulations provide that, for the purpose of avoiding certain penalties under the Internal Revenue Code, taxpayers may rely only on formal opinions of counsel which meet specific requirements set forth in such regulations. Any tax advice that may be contained in this writing does not constitute a formal opinion that meets the requirements of the regulations. Accordingly, the Internal Revenue Service requires that we advise you that (1) any tax advice contained in this communication was not intended or written to be used, and may not be used, for the purpose of avoiding penalties that the IRS might attempt to impose on a taxpayer, (2) no one, without express prior written permission, may use any part of this communication in promoting, marketing or recommending an arrangement relating to any Federal tax matter to any person or entity, (3) there is no limitation by this Firm on the disclosure of the tax treatment or tax structure of the transaction(s) or matter(s) discussed herein by the intended recipient of this communication.

Very truly yours,

Lewis, Rice & Fingersh, L.C.

Lewis, Rice & Fingersh, L.C.

SIGNATURES

The issuer has duly caused this Amendment No. 5 to Form 1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hannibal, State of Missouri, on June 28, 2006.

FARMERS & MERCHANTS BANCORP, INC.

By: ______________________

This Offering Circular has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
______________________ B. Stevens Plowman	Director	June 28, 2006
* Dr. Michael Bukstein	Director	June 28, 2006
* William Craigmiles	Director	June 28, 2006
* Spike Ehrhardt	Director	June 28, 2006
* Chase Hickman	Director	June 28, 2006
* Howard Hickman	Director	June 28, 2006
* Jack Martin	Director	June 28, 2006
* Bayard Plowman	Director	June 28, 2006
* Paul Richards	Director	June 28, 2006

By: ______________________
Attorney-In-Fact